Form 20-F
period 2020-12-31
Kuke Music Holding Ltd
filed 2021-04-29
CIK 1809158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-39859

Kuke Music Holding Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 96

4 San Jian Fang South Block

Chaoyang District, Beijing 100024

People's Republic of China

(Address of principal executive offices)

Hoi Tung Chan, Chief Financial Officer

+86-010-6561 0392

Building 96

4 San Jian Fang South Block

Chaoyang District, Beijing 100024

People's Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class A ordinary share, par value US$0.001 per share*	KUKE	New York Stock Exchange

* Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 24,566,723 Class A ordinary shares outstanding, par value US$0.001.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes    ☐ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“Kuke Music,” “we,” “us,” “our company” and “our” refer to Kuke Music Holding Limited, a Cayman Islands company and its wholly-owned subsidiaries and consolidated variable interest entities;
•	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;
•	“Acquisition” refers to our acquisition of Rosenkavalier Limited on February 29, 2020;
•	“Beijing Kuke Music” refers to Beijing Kuke Music Co., Ltd., one of our VIEs;
•	“Beijing Lecheng” refers to Beijing Lecheng Future Culture Communications Co., Ltd., one of our WFOEs;
•	“BMF Culture” refers to Beijing Music Festival Culture Communications Co., Ltd., one of our VIEs;
•	“BMF” refers to Beijing Lecheng Future Culture Communications Co., Ltd., its holding companies and Beijing Music Festival Culture Communications Co., Ltd.;
•	“CAGR” refers to compound annual growth rate;
•

“classical music” refers to art music that is produced and rooted in the traditions of western culture and ethnic culture; the characteristics of classical music that distinguish itself from popular music include (i) the complexity of the creation process, (ii) sophisticated use of instrumental musical forms and vocal forms and (iii) having high aesthetic and appreciation value; for purposes of this annual report, references to "classical music" include traditional classical music, jazz, world music and other non-pop music forms;

•	“COVID-19” refers to a highly contagious novel virus that was declared a global pandemic by the World Health Organization on March 11, 2020;
•	“China” or “PRC” refers to the People's Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“Kuke International” refers to Kuke Future International Technology (Beijing) Co., Ltd., one of our WFOEs;
•	“HNTE” refers to high and new technology enterprises;
•	“Naxos” refers to Naxos Global Distribution Limited, Naxos Rights International Limited and their affiliates and subsidiaries;
•	“Naxos China” refers to Naxos (Beijing) Culture & Communication Co., Ltd., a non-wholly-owned subsidiary of our company;
•	“Naxos International” refers to Naxos International (Far East) Limited;
•	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share;

•	“our VIEs” refers to our variable interest entities, including Beijing Kuke Music and BMF Culture;
•	“our WFOEs” refers to our wholly-owned subsidiaries in the PRC, including Kuke International and Beijing Lecheng;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“SAFE” refers to the PRC State Administration of Foreign Exchange;
•

“student interest training market,” “student art education market,” “student music education market,” “student musical instrument training market,” and “student piano education market” refer to markets for students aged between 3 and 18, as measured by the total amount of tuition paid; and

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

•	our goals and strategies;
•	our expectations regarding the demand for and market acceptance of our music licensing and subscription services, smart music education solutions, and live classical music events;
•	our expectations regarding our relationships with licensors and suppliers;
•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	the growth of and changes in our industries;
•	our competitive landscape;
•	government policies and regulations relating to our industries; and
•	general economic and business conditions in the PRC and globally.

You should read this annual report and the documents that we refer to in this annual report thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the industry in which we operate, projections or estimates about our business and financial prospects involve significant risks and uncertainties.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION
A	Selected Financial Data

Selected Combined Financial and Operating Data

The following selected combined statements of operations for the years ended December 31, 2018, 2019 and 2020, selected combined balance sheets data as of December 31, 2018, 2019 and 2020, and selected combined statements of cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1, as well as the audited financial statements of our Company and BMF not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

In February 2020, we acquired 100% equity interest in BMF through a share swap transaction. The following table also sets forth the summary unaudited pro forma condensed combined financial information based on our historical consolidated financial statements and BMF's historical consolidated financial statements as adjusted to give effect to the Acquisition. Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 gives effect to the Acquisition as if it had occurred on January 1, 2019. The pro forma adjustments are based upon currently available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The pro forma financial information does not purport to present what our actual consolidated results of operations would have been had the Acquisition occurred on the date indicated, nor are they necessarily indicative of results that may be expected for any future period.

The following table sets forth our selected combined results of operations for the periods presented.

	For the Years Ended December 31
	2018		2019			2020
	Kuke Music	BMF	Kuke Music	BMF	Pro Forma(1)	Kuke Music
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Revenue	152,241	24,628	146,054	61,160	206,865	162,881	24,963
Cost of sales	(34,114)	(21,331)	(32,343)	(37,856)	(69,850)	(44,281)	(6,786)
Gross profit	118,127	3,297	113,711	23,304	137,015	118,600	18,177
Other income	3,693	98	3,830	219	4,049	4,385	672
Selling and distribution expenses	(21,454)	(1,121)	(18,252)	(1,661)	(19,913)	(25,808)	(3,955)
Administrative expenses	(45,025)	(1,417)	(27,312)	(5,804)	(32,796)	(65,018)	(9,964)
Impairment losses on financial assets, net	(2,875)	(—)	(3,088)	(213)	(3,301)	(35,240)	(5,401)

Other operating expenses	(4)	(—)	(42)	—	(42)	(18)	(3)
Operating profit/(loss)	52,462	857	68,847	15,845	85,012	(3,099)	(474)
Share of loss of a joint venture	—	—	—	—	—	(9)	(1)
Finance costs	(1,910)	(13)	(3,242)	(90)	(3,247)	(10,105)	(1,549)
Finance income	59	6	258	921	1,094	1,621	248
Profit/(loss) before tax	50,611	850	65,863	16,676	82,859	(11,592)	(1,776)
Income tax expense	(10,147)	(272)	(9,101)	(4,194)	(13,343)	(3,622)	(555)
Profit/(loss) for the year	40,464	578	56,762	12,482	69,516	(15,214)	(2,331)

________________
Note:

(1) The combined statement of profit or loss and other comprehensive income for 2019 is adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and BMF as if the Acquisition had occurred on January 1, 2019. The unaudited pro forma financial information includes the following adjustments related to the Acquisition: (i) the elimination of services revenue and cost of sales for services provided by Kuke Music to BMF, (ii) the elimination of sub-leasing arrangements between the Company and BMF, and (iii) the elimination of non-recurring transaction costs incurred during the year or period that are directly related to the Acquisition and the related income tax effects.

The following table presents our selected combined statement of financial position as of the dates indicated:

	2018		2019		2020
	Kuke Music	BMF	Kuke Music	BMF	Kuke Music
	RMB	RMB	RMB	RMB	RMB	US$
Selected Combined Statement of Financial Position
Assets:
Total non-current assets	167,451	12,008	281,015	25,908	638,365	97,833
Total current assets	193,097	9,227	222,611	26,875	238,988	36,626
Total assets	360,548	21,235	503,626	52,783	877,353	134,459
Liabilities:
Total non-current liability	1,097	16	41,632	1,930	11,864	1,819
Total current liabilities	133,642	20,293	179,433	7,445	204,320	31,313
Total liabilities	134,739	20,309	221,065	9,375	216,184	33,132
Total equity	225,809	926	282,561	43,408	661,169	101,327
Total equity and liabilities	360,548	21,235	503,626	52,783	877,353	134,459

The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Summary Consolidated Statement of Cash Flows:
Net cash flows from operating activities	41,218	17,388	26,287	4,029
Net cash flows (used in) investing activities	(131,312)	(37,308)	(121,337)	(18,596)
Net cash flows from financing activities	107,526	11,802	97,759	14,982
Net increase/(decrease) in cash and cash equivalents	17,432	(8,118)	2,709	415
Cash and cash equivalents at the beginning of the year/period	13,696	31,128	23,010	3,526
Cash and cash equivalents at the end of the year/period	31,128	23,010	25,719	3,941

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

Risks Related to Our Business and Industry

We may not be able to maintain or expand our content offerings.

Our ability to maintain diverse and appealing content offerings hinges primarily on our relationships with content providers and our understanding of the changing tastes and preferences of existing and perspective customers. If we fail to maintain the attractiveness of our content offerings or continue to expand the breadth and diversity of our content offerings, we may lose customers and our business, operating results and financial condition may be materially and adversely affected.

We rely on third-party record labels, music publishers, publishing houses, artists and various other rights holders, over whom we have no or limited control, for the vast majority of our content offerings. In particular, content licensed from Naxos, our largest content provider, accounted for over 95% of our content offerings as of December 31, 2020. Despite our long-standing business relationship with Naxos, we cannot assure you that Naxos will not terminate our agreements with them before expiry or attempt to take advantage of its market position to seek onerous financial terms from us, or that our agreements with Naxos will be renewed upon expiry on terms acceptable to us, or at all. The lack of renewal, or early termination, of one or more of these license agreements, or the renewal of a license agreement on less favorable terms, could adversely affect the breadth or quality of our content offerings and may cause our content acquisition costs to increase. Any adverse changes to, or loss of, our relationships with one or more of our main content providers could materially and adversely affect our business, operating results and financial condition. There is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable, or at all. The terms of our license agreements with these rights holders, including the royalty rates that we are required to pay, may change as a result of various reasons beyond our control, such as changes in our bargaining power, industry landscape, regulatory environment and overall economic conditions.

Furthermore, our ability to predict and adapt to changing consumer tastes in music, adjust our content offerings accordingly and provide our customers with customized content offerings could significantly affect our subscription revenue, licensing revenue, ticket sales and corporate sponsorship. In addition, any decline in consumers’ interest in, and spending on, classical music in general could lower the demand for our products and services, which may materially and adversely affect our business, operating results and financial condition.

We may not be able to effectively execute our growth strategies and manage the increasing complexity of our business, which could negatively impact our business, financial performance and prospects.

Our business has grown steadily over the years. In particular, the offering of our Kukey courses had experienced high growth from July 2019, when we started to engage distributors to establish collaboration with kindergartens, until the outbreak of COVID-19. There are significant risks associated with our ability to continue to grow and our growth rates may decline for reasons that are beyond our control, such as changing consumer needs and preferences, evolving industry standards and competitive landscape, emergence of alternative business models, the continued effects of COVID-19, actions taken by governments, businesses and individuals in response to COVID-19 or other pandemics, or adverse changes in laws, regulations, government policies and general economic conditions. Therefore, there is no assurance that we will be able to maintain our historical growth rates in future periods, and our historical operating and financial results may not be indicative of our future performance.

In addition, the complexity of our business model requires us to be highly adaptive to the changing market conditions with respect to classical music licensing and subscription, smart music education and live classical music events. As we continue to grow rapidly, the complexity of our operations may further increase and we may encounter greater challenges in implementing our managerial, operating and financial strategies in order to keep up with our growth. The major challenges in managing our business growth include, among other things:

•	attracting and retaining customers with high-quality services that cater to their evolving needs and preferences;
•	growing our content library while controlling content costs;
•	increasing our brand awareness;
•	maintaining and upgrading our technology systems in a cost-effective manner;
•	attracting, training and retaining a growing workforce to support our operations;
•	implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and
•	adapting to changing regulatory and economic environments.

All efforts to address the challenges of our growth require significant managerial, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we cannot manage our growth or execute our strategies effectively, we may not continue to achieve the growth we expect and our business prospects and financial conditions may be materially and adversely affected.

We have a limited operating history in smart music education and live classical music events, which makes it difficult to predict our future business prospects and financial performance.

The smart music education industry and live classical music performance industry in China are both relatively new and rapidly evolving. We launched our smart music education business in October 2015 and started to focus on offering Kukey courses in collaboration with kindergartens in July 2019. Given our limited operating experiences in smart music education and a relatively short track record in developing our course offering model, we cannot assure you that our business model will be successful or that we will be able to promptly adjust our operating model from time to time. In addition, we acquired BMF, which organizes the Beijing Music Festival and other influential classical music events in China, in February 2020, and do not have any prior experience operating the live classical music events business. As such, we may not be able to successfully address the challenges of operating in China's relatively new live classical music performance market. In light of our limited operating history in these markets, our ability to forecast future operating results is limited and subject to risks and uncertainties. We may have limited insights into trends that affect our business and may make mistakes in predicting and reacting to market trends or the evolving needs of our customers. Our complex and innovative business model further increases the difficulty in evaluating our business and future prospects based on our historical operational or financial results. If we cannot successfully overcome these difficulties or effectively address these risks and uncertainties, our operating and financial results could differ materially from our expectations and our business could suffer. As a result, our operating results and financial condition may be materially and adversely affected.

If we fail to control our content costs, our business, operating results and profitability will be materially and adversely affected.

Quality content is the foundation of our business. Content costs, including (i) license fees, either on a fixed amount or revenue-sharing basis, and (ii) amortization of copyrights we acquired or licensed with one-off payments, have historically accounted for a significant portion of our cost of sales, and increases in content costs may directly affect our financial condition and profitability. For example, as the competition for high-quality content intensifies and rights holders experience greater financial pressure due to COVID-19, some of our content providers may ask for higher license fees for the content they provide. In addition, our license agreement with Naxos requires us to pay Naxos a minimum license fee that increases annually over the term of the license period. In addition, as some of our content providers are located or incorporated in the United States, the increasing tension between the United States and China surrounding trade policies, as well as the potential further escalation of such tension, also create significant uncertainties on our ability to control our content costs. If any new tariffs, legislation or regulations are implemented, or if existing trade agreements are renegotiated, such changes could significantly increase our content costs. Any failure to control our content costs could materially and adversely affect our business, financial condition, and results of operations.

If our efforts to attract and retain licensees and subscribers are not successful, our business, operating results and financial condition may be materially and adversely affected.

Our ability to attract and retain licensees and subscribers and increase their spending is critical to the continued success and growth of our business. We compete with other classical music licensing and subscription service providers in China for customers primarily based on our content offerings, service quality and pricing. If we are unable to offer attractive content offerings, continue to expand our content offerings or provide satisfactory services to our licensees and subscribers at competitive pricing, the number of our licensees and subscribers may decrease and our music licensing and subscription revenue may suffer.

For our music licensing business, substantially all of our license agreements are nonexclusive and therefore our licensees are free to enter into similar agreements with third parties, including our competitors. There can be no assurance that we will be able to renew license agreements with existing licensees or enter into license agreements with any new licensees, and failure to do so may materially and adversely affect our business, operating results and financial condition. For our music subscription business, public universities, music conservatories and public libraries make up most of our music subscription venue and these entities typically reply on government funding to support their discretionary spending. As such, our music subscription revenue also hinges on the level of government funding available to these entities and the amount of discretion they have in allocating such funding, both of which may have become more limited due to the outbreak of COVID-19 and its severe negative effect on the Chinese economy. Any deterioration of the Chinese economy, employment levels, disposable income and consumer confidence could also have a negative impact on the demand of our licensees and individual subscribers for, and their spending on, our services.

If we fail to attract and retain customers of our smart music education business or increase their spending, our business, operating results and financial condition may be materially and adversely affected.

The smart music education market in China is rapidly evolving and highly competitive. We compete with other smart music education service providers for sales of our Kuke smart pianos, Kuke smart music teaching systems and Kukey courses based on a variety of factors, including user experience, the perceived effectiveness of our smart music education solutions and our educational content offerings, technology infrastructure, data analytics capabilities, brand recognition and pricing. If we are unable to adequately and promptly address the needs of music students and educators, the sales of our smart music education solutions may decline and we may not be able to maintain or increase the price of these products and services.

Kukey students may decide not to continue taking our courses after the subscription period, or choose to withdraw and receive full refunds within two weeks of the payment date, due to a perceived lack of improvement in their performance, general dissatisfaction with our courses, how our Kukey courses are delivered at their kindergartens or public safety concerns. Because we do not recruit instructors on our own but instead rely on employees of collaborating kindergartens, with whom we do not have any contractual relationship, to instruct students through our Kukey courses, we do not have control over these instructors. While we offer extensive training to these instructors and provide them with detailed instructions, we cannot assure you that the instructors at these kindergartens will be able to utilize our Kuke smart pianos and smart music teaching systems correctly so as to provide satisfactory instructions for our students. In addition, while we recommend kindergartens to schedule two piano lessons per week, kindergartens have full discretion with lesson scheduling. As such, students may not be able to take as many piano lessons as they wish during the subscription period and may decide not to renew their subscriptions as a result. Failure to retain students may adversely affect our business, operating results and financial condition. Furthermore, any adverse changes in the financial conditions and spending power of the schools that purchase our Kuke smart pianos and Kuke smart music teaching systems or the parents of our enrolled or perspective students may also have a material adverse effect on our revenue growth and operating results.

The recent global COVID-19 outbreak has caused significant disruptions to our business, which we expect will materially and adversely affect our operating results and financial condition.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. In order to contain the spread of COVID-19, the Chinese government took a number of actions, including mandatory quarantine requirements, travel restrictions, postponed school and kindergarten reopenings and resumption of business operations and prohibition of public gatherings. As a result of these measures and other precautionary actions taken by our existing and perspective customers in response, our business operations have been significantly disrupted. For example, as many government-affiliated entities, such as public schools, universities and libraries, are required to hold a public bidding process in order to purchase music subscription services, Kuke smart pianos or Kuke smart music teaching systems, they were not able to make such purchase from us or our distributors during shutdowns, resulting in decreased sales of institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems. The closure of kindergartens has also made it more difficult for us to establish new collaboration and recruit new students to enroll in our Kukey courses, which has caused the sales of Kukey courses to decline significantly. While sales of Kukey courses, Kuke smart pianos or Kuke smart music teaching systems and institutional music subscription services have recovered since September 2020 as kindergartens and schools re-opened, there are significant uncertainties as to whether our collaborating kindergartens will stay open if new cases of COVID-19 are reported. In addition, due to restrictions on public gatherings, travel bans and the general population's fears regarding contracting COVID-19, we had to cancel the production of many on-ground, live classical music events and were not able to organize as many live classical music performances or invite as many performing artists as we had been able to during the 2020 Beijing Music Festival , which has led to decreased ticket sales and related sponsorship fees. In an effort to reach a broader audience and attract more sponsors, we have started streaming more live classical music performances, which requires additional investments in our IT infrastructure and has subjected us to higher content costs. Furthermore, COVID-19 has also had a severe negative impact on many of our content providers, resulting in the cancellation of music recording activities and live classical music performances, which has created significant uncertainties for our ability to cost-effectively maintain and expand our content offerings.

Moreover, COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. The economic disruption caused by COVID-19 has adversely affected, and could continue to adversely affect, the level of consumer spending on discretionary items, as well as the advertising budgets of our sponsors, especially those who are located in countries and regions severely affected by COVID-19. For example, some of our subscribers, licensees and sponsors adversely affected by COVID-19 have not renewed their agreements with us. In addition, subscribers, licensees and smart music education service customers adversely affected by COVID-19 may require additional time to pay us, which could temporarily increase the amount of trade receivables and negatively affect our cash flows. Additionally, the volatilities in and damage to the global financial markets caused by COVID-19 could adversely affect our ability to access capital markets, if and when required. Substantial uncertainties exist with respect to the potential downturn brought by, and the duration of, the COVID-19 outbreak. All of the above could have a material adverse effect on our results of operations and financial condition in the near term. If the outbreak persists or escalates, our business operations and financial condition may be subject to further negative impact.

We may not be successful in introducing new products or services or adopting new technologies, or enhancing our existing products and services.

We plan to introduce new products and services and continue to enhance our existing products and services in order to attract more customers and further grow our revenue. For example, we plan to update our course offerings, introduce new versions of the Kuke smart music teaching system, offer additional value-added services to Kukey students, launch new products featuring other types of musical instruments, stream more live classical music events and offer more classical music educational programs. If these new products and services fail to gain market acceptance or meet our profitability expectations, either as a result of our lack of experience and expertise or for any other reason, we may fail to generate sufficient revenue and profit to justify our investments. If we are unable to achieve the expected results with respect to offering new products and services and optimizing our existing products and services, our business, operating results and financial condition could be materially and adversely affected.

Our recent or future acquisitions or strategic investments may fail, which may materially and adversely affect our business.

As part of our business growth strategy, we have in the past acquired and may in the future invest in, merge with or acquire business that we believe can expand or complement our business. For instance, we acquired BMF in February 2020, through which we operate our live classical music events business. Our ability to implement our acquisition strategy will depend on our ability to identify suitable targets, correctly value the targets, reach agreements with them on commercially reasonable terms, secure financing and obtain any required shareholder or government approvals. Our future strategic investments or mergers and acquisitions could subject us to uncertainties and risks, including:

•	high acquisition and financing costs;
•	potential ongoing financial obligations and unforeseen or hidden liabilities;
•	failure to achieve our intended objectives or benefits;
•	uncertainty of entering into markets in which we have limited or no experience and in which our competitors have stronger market positions;
•	costs and difficulties associated with integrating acquired businesses and assets with our own;
•	potentially significant goodwill impairment charges;
•	amortization expenses of other intangible assets;
•	potential claims or litigation regarding our board of directors' exercise of its duty of care and other duties required under applicable laws; and
•	diversion of our resources and management attention.

We also face challenges regarding the integration of BMF with our existing business, including, among others, limited operating experience with respect to organizing on-ground, live classical music events, and we cannot assure you that the operations of BMF can be smoothly or successfully integrated into our existing operations in a cost-effective manner or that they will effectively generate synergies with our classical music licensing and subscription business and smart music education business.

As a result, our recent or future acquisitions or strategic investments as well as post-acquisition management may have a material adverse effect on our business prospects, operating results and financial condition.

Our business is dependent on the strengths and market perception of our brands, and any failure to maintain, protect and strengthen our brand would hurt our business and prospects.

We have developed strong brands that are essential to the success of our business. Maintaining, protecting and enhancing our brands, including but not limited to Kuke, Kukey, BMF and Beijing Music Festival, is critical to expanding our customer base and market share. Our brands may be impaired by a number of factors, including, among others, failure to maintain customer satisfaction or keep pace with technological advances, decline in the quality or quantity of our content offerings, alleged misconduct or other improper activities by our employees, customers, users, sponsors, distributors and other business partners, negative publicity about us and the industries in which we operate, failure to protect our intellectual property rights, or any alleged rights infringement or violations of laws, regulations, public policies or contractual obligations. We have not historically been required to expend considerable resources to establish and maintain our brands. However, we may be required to expend greater resources on advertising, marketing and other brand-building efforts to preserve and enhance our brand awareness, which could adversely affect our operating results and may not be effective. If we are unable to maintain strong brands or further enhance our brand recognition, our business prospects, operational results and financial conditions may be materially and adversely affected.

We compete with other classical music licensing and subscription service providers, smart music education service providers and live classical music event organizers for customers.

We face competition from other classical music licensing service providers for licensees, other online classical music subscription service providers for subscribers, other smart music education service providers for student enrollment and the sale of our Kuke smart pianos and Kuke smart music teaching systems, and other live classical music event organizers for audience and sponsorship. We compete primarily on the basis of service quality, user experience, content offerings, brand recognition and pricing. Some of our competitors may have greater financial, technical and other resources, stronger brand awareness, or more experience than we do. It is also possible that new competitors may emerge and rapidly acquire significant market share. These competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies, introduce more appealing products or services and respond more quickly to market needs or new technologies. These competitors may also compete with us for key employees and relationships with key industry stakeholders. If we are unable to compete successfully against our current or future competitors, we may be required to lower our tuition fees and the price of our other products and services in order to retain or attract customers. If we lose market share or fail to effectively respond to competitive pressure, our business, operating results and financial condition may be materially and adversely affected.

We may not have obtained complete licenses with respect to certain content we offer.

There is no guarantee that we have all of the licenses for the content available on our platform, as accurate and comprehensive information necessary to identify or verify the copyright ownership of the music content offered on our platform is not always available and may be difficult or even impossible for us to obtain. For example, such information may be withheld by the owners or administrators of such rights. Failure to obtain accurate and comprehensive information necessary to identify the copyright ownership of the content we offer may adversely affect our ability to identify the appropriate copyright owners from which to obtain necessary or commercially viable licenses or to whom to pay royalties. Moreover, while we only enter into license agreements with licensors who are able to provide documents evidencing their right to license the content and whose right to license the content is, to the best of our knowledge, not subject to any dispute, there is no guarantee that our licensors have the rights to license the copyright underlying all the music content covered by our license agreements. If we do not obtain necessary and commercially viable licenses from copyright owners, whether due to the inability to identify or verify the appropriate copyright owners or for any other reason, we may be found to have infringed on the copyrights of others, be subject to claims for monetary damages, government fines and penalties, or be required to remove certain content from our platform, all of which could adversely affect our business, operating results and financial condition.

Failure to maintain, protect or enforce our intellectual property could substantially harm our business, operating results and financial condition.

The success of our business depends on our ability to maintain, protect and enforce our copyrights, trademarks and other intellectual property rights. We rely upon a combination of copyright, software copyright, patent, trademark and other intellectual property laws, trade secrets, confidentiality policies, nondisclosure and other contractual arrangements to protect our intellectual property rights. Despite our efforts, the measures that we take to maintain, protect and enforce our intellectual property rights, including, if necessary, litigation or proceedings before governmental authorities and administrative bodies, may not be adequate to prevent or deter the infringement or other misappropriation of our intellectual property by our customers, users, competitors, former employees or other third parties. For example, while we typically require our employees and business partners who are involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or enforcing such agreements. In addition, the measures that we take to maintain, protect and enforce our intellectual property rights could result in substantial costs and diversion of resources and management time, which could substantially harm our operating results. Furthermore, changes in laws or their interpretation, as well as technological developments that facilitate the piracy of our music and programming, such as Internet peer-to-peer file sharing, may also adversely affect our ability to maintain, protect and enforce our intellectual property rights. Failure to maintain, protect or enforce our intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results and financial condition.

From time to time, assertions by third parties that we have infringed, misappropriated or otherwise violated their copyright or other intellectual property rights may arise. Given the volume of content available on our platform, it is nearly impossible to identify and promptly remove all alleged infringing content that may exist. In addition, location-based controls and technology we use to prevent all or a portion of our services and content from being accessed outside of the PRC may be breached, causing our content to be accessed from geographic locations beyond the scope of our license agreements with certain rights holders, regardless of whether there is any fault and/or negligence involved on our part. Moreover, while we require our licensees and subscribers to comply with the terms of our agreements with them and applicable copyright laws and regulations, there is no guarantee that our licensees, subscribers or their users will comply with the terms of these arrangements or all the applicable copyright laws and regulations.

Third parties may take action against us if they believe that certain content available on our platform violates their copyright or other intellectual property rights. As our business expands and we continue to introduce new products and services, the likelihood of intellectual property rights claims against us also increases. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may damage our reputation, force us to adjust our business practices, or require us to pay significant damages, government fines and penalties, cease providing content that we were previously providing, and/or take other actions that may have a material adverse effect on our business, operating results and financial condition.

Our license agreements are complex and impose numerous obligations on us. Any breach or perceived breach of such agreements could adversely affect our business, operating results and financial condition.

Many of our license agreements with licensors are complex and impose numerous obligations on us, including obligations to, among other things, pay minimum license fees, calculate and make payments based on complex revenue sharing structures, deny user access from outside mainland China, comply with certain marketing restrictions, obtain license from relevant authorities, and defend, indemnify or hold harmless the licensors from and against certain third-party claims and actions. Some of our license agreements also grant the licensor the right to audit our compliance with the terms and conditions of such agreements. Failure to accurately pay royalties may also adversely affect our business, operating results and financial condition. Underpayment could result in unexpected payment of additional royalties in material amounts and damage our business relationships with licensors. If we overpay royalties, we may be unable to reclaim such overpayments and our profits will suffer. If we materially breach any of the obligations set forth in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties and our rights under such license agreements could be terminated, either of which could have a material adverse effect on our business, operating results and financial condition.

Minimum guarantees required under certain of our license agreements may limit our operating flexibility and may materially and adversely affect our business, operating results and financial condition.

Approximately 13% of our license agreements as of the date of this annual report require that we make minimum guarantee payments to the licensors. The amount of minimum guarantee payments required varies under different license agreements, ranging from RMB3,000 per agreement to US$1,674,000 per year depending on the market position of the licensor and the nature of licensed content. We rely on assumptions of the competitiveness of our service offerings and the extent to which we can monetize our content to estimate whether such minimum guarantees could be recouped against the content acquisition costs we incur over the duration of the license agreement. To the extent our revenues do not meet our expectations, our business, operating results and financial condition could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.

Failure to be paid sufficiently for the content we license may have a material adverse effect on our business.

We charge licensing fees either on a fixed-payment basis where we grant licensees the perpetual right to use the licensed content or a minimum guarantee plus revenue-sharing basis where we grant licensees the right to use the licensed content for a certain period. Royalties that we are entitled to receive under the minimum guarantee plus revenue-sharing model are based on complex structures that require tracking the usage of our content on the platforms of our licensees. We may not have access to accurate or complete metadata necessary for such calculation, despite our inspection rights under the license agreements and our licensees’ contractual undertaking to provide us such data. Moreover, if our licensees fail to include our music in their curated playlists or algorithm-based recommendations or give us less favorable marketing space, our royalty income could also decline, which could adversely affect our business, operating results and financial condition.

We face risks, such as unforeseen costs and potential liability, in connection with content we produce.

We contract with third parties to develop and produce original music recordings and other original content. As we have limited control over these third parties, we may not be able to complete these projects on time and the end product may not measure up to our expectations in terms of quality and popularity.

We may also incur costs greater than what we had expected and may not be able to cover the expenses required to produce such content, which could materially and adversely affect our business, operating results and financial condition. In addition, we may face potential liability or suffer losses in connection with these arrangements, including, but not limited to, if such third parties breach their contractual obligations to us, violate applicable laws, engage in fraudulent behavior or become insolvent. To the extent we do not accurately anticipate such costs or mitigate such risks, our business may suffer.

Certain of our content offerings may be found objectionable by the PRC government, which may subject us to penalties and other regulatory or administrative actions.

As an Internet content provider, we are subject to PRC laws and regulations governing Internet access and the distribution of music, music videos and other forms of content over the Internet. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet information services, Internet culture services, Internet publication services, online audio-visual products and other related value-added telecommunications services.” These laws and regulations prohibit Internet content providers and Internet publishers from posting on the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. We have employed content reviewers who are licensed by relevant government agencies to review online content to ensure that the content we offer on our platform and license to third parties is compliant with relevant PRC laws and regulations. However, PRC government has wide discretion in interpreting these laws and regulations and may find certain content on our platform to be objectionable. In that case, the PRC regulatory authorities may require us to remove or limit the dissemination of such content on our platform. Failure to comply with these requirements may also result in legal and administrative liabilities, government sanctions, monetary penalties, loss of licenses and/or permits or reputational harm, which could materially and adversely affect our business, operating results and financial condition.

We face risks in relation to the package bidding process required by certain government-affiliated institutional subscribers.

We are occasionally required by government-affiliated institutional subscribers to include certain education-related products offered by other companies in our bids to them. After winning the bid, we will then purchase these products or services and resell them to these government-affiliated institutional subscribers. We cannot assure you that we will be able to identify third-party suppliers that meet the requirements of these government-affiliated institutional subscribers or procure such products or services in a timely manner or on commercially acceptable terms, or at all. Failure to do so may cause us to lose revenue, subject us to contractual liabilities and damages and harm our customer relationships, which could materially and adversely affect our business, operating results and financial condition.

We rely on distributors to sell and market our institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems and to establish collaboration with kindergartens.

We rely on third-party distributors in various aspects of our business lines. For the sale of our institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems, we largely rely on distributors help us identify potential end customers and promote our products and services. For the offering of our Kukey courses, we do not contract with kindergartens directly but rely on distributors to establish collaboration with kindergartens, promote our Kukey courses and assist us in providing training and operational support to collaborating kindergartens. The sales performance of these distributors directly affects our business prospects, operating results and financial condition. However, we do not have day-to-day control over the activities of these distributors. If our distributors fail to identify or establish relationships with kindergartens that have a large student body or strong demand for our smart music education solutions, or fail to maintain relationships with their end customers or collaborating kindergartens, our ability to grow our customer base and expand our kindergarten network may be materially and adversely affected.

In line with industry practice, we generally do not enter into long-term agreements with distributors. We cannot assure you that all of our distributors will renew their agreements with us on terms acceptable or favorable to us or otherwise continue their business relationships with us. Distributors with strong sales performance may request for more favorable contract terms in cooperating with us. If we fail to establish and maintain satisfactory relationships with our existing distributors or effectively expand our distributor network, or if our distributors fail to meet our sales quotas or other terms in our distribution agreements, we may not be able to find suitable replacements on a timely basis and our selling and distribution expenses may increase, which could materially and adversely affect our business prospects, operating results and financial condition.

We are dependent on a limited number of third-party suppliers and contract manufacturers for the manufacturing of Kuke smart pianos and other smart music devices

We depend on a limited number of third-party suppliers and contract manufacturers for the manufacturing of Kuke smart pianos and other smart music devices, and we have limited control over them. If any of these parties fails to perform its obligations to us, we may be unable to deliver these products to customers or place Kuke smart pianos at collaborating kindergartens in a timely manner. We are also subject to the risk of industry-wide shortages, price fluctuations and long lead times in components supply and manufacturing. Further, we do not have long-term contracts with these suppliers and manufacturers, and there can be no assurance that they will continue to take purchase orders from us on favorable terms, or at all. If one or more of our suppliers and contract manufacturers were to go out of business or discontinue their service to us, we may not be able to find a suitable replacement in time. In the event we are unable to obtain components in sufficient quantities on a timely basis and on commercially reasonable terms, or if our contract manufacturer is unable to manufacture these products in the quantities required on time or to our specifications, our reputation, business prospects and operating results could be materially and adversely affected.

If we are unable to accurately anticipate the market demand for our smart music education solutions, we may have difficulty managing our production and inventory and our operating results could be harmed.

We source the main components of Kuke smart pianos from several suppliers and engage selected contract manufacturers to manufacture Kuke smart pianos. We place orders with our suppliers and contract manufacturers based on our forecasts of the demand for our smart music education services. Our ability to accurately forecast production and inventory needs in advance could be affected by many factors, including changes in customer demand, expansion of our distribution network, new product introductions, sales promotions and general economic conditions. If demand exceeds our forecast and we do not have sufficient inventory to meet this demand on a timely basis, we would have to rapidly increase production, which may result in reduced manufacturing quality and customer satisfaction, as well as higher supply and manufacturing costs that would lower our gross margin. We may also have to forego revenue opportunities, lose market share and damage our customer relationships if we underestimate customer demand. Conversely, if we overestimate customer demand, excess product inventory could force us to write down or write off inventory, which could cause our gross margin to suffer and impair the strength of our brand. Any of these scenarios could adversely impact our operating results and financial condition.

Accidents, injuries or other harm suffered in relation to our Kuke smart pianos may adversely affect our reputation, subject us to liability and cause us to incur substantial expenses.

We could be held liable for accidents that occur in relation to our Kuke smart pianos, such as electricity leakage, fire and injuries caused by product malfunctions, defects or improper installation. In the event of personal injuries or other accidents suffered by students or instructors using our Kuke smart pianos or other people working at or visiting the premises, we could face claims alleging that we should be liable for the accidents or injuries. A material liability claim against us could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We may be subject to product liability or warranty claims that could harm our business, reputation and operating results.

We provide a one-year warranty to purchasers of Kuke smart pianos. We may face product liability or warranty claims in the event that the use of our Kuke smart pianos results in injuries, whether by product malfunctions, defects, improper installation or other causes. These claims, regardless of merit or eventual outcome, could result in significant legal defense costs, high monetary damage payments and negative publicity. We currently do not have product liability insurance and cannot assure you that we will be able to obtain sufficient product liability insurance in the future at an acceptable cost to protect against potential product liability claims. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations.

There is the risk of personal injuries and accidents in connection with our live music events, which could subject us to personal injury or other claims, increase our expenses and reduce attendance at our live music events, causing a decrease in our revenue.

There are inherent risks in live music events, particularly those that involve complex staging and special effects. Injuries and accidents occurring in connection with our live music events could subject us to claims and liabilities, harm our reputation with artists and fans and make it more difficult for us to attract sponsors. News of any such incident or accident could also reduce attendance at our events, or lead to the cancellation of all or part of an event or festival, in each case leading to a decrease in our revenue. There can be no assurance that we will be able to obtain adequate levels of insurance to protect against lawsuits and judgments in connection with accidents or other disasters that may occur. We would be responsible for any liabilities not covered by our insurance policies, which would negatively impact our cash flows and operating results.

If we are unable to lease venues on acceptable terms, our operating results could be adversely affected.

We lease venues from third parties to host our live music events. Our long-term success in the live classical music events business will depend in part on the availability of venues at commercially reasonable terms. Our ability to lease venues on favorable terms depends on a number of factors, such as national and local business conditions and competition from other event organizers. As we have little or no control over venue operators, we may be unable to lease desirable venues from them on acceptable terms, or at all, which could have a material adverse effect on our operating results.

Failure to obtain or renew licenses, permits or approvals or respond to any changes in government policies, laws or regulations may affect our ability to conduct or expand our business.

China’s Internet, private education and music licensing industries are highly regulated. We are required under PRC laws and regulations to obtain various government approvals, licenses and permits in connection with the provision of our services. Applicable laws and regulations may be tightened and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. In particular, uncertainties exist in relation to regulatory requirements regarding private education and music licensing. For example, under certain policies, we may be required to lower the tuition of our Kukey courses in order to offer Kukey courses to the students of our collaborating kindergartens. If we fail to obtain and maintain approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results and financial condition.

Misconduct, non-compliance or other improper activities by our employees, customers, users, sponsors, collaborating kindergartens, distributors and other business partners could disrupt our business, damage our reputation and adversely affect our business, operating results and financial condition.

We are exposed to various operational risks related to misconduct, non-compliance or other improper activities by our employees, customers, sponsors, collaborating kindergartens, distributors and other business partners. It is not always possible to identify and deter such misconduct, non-compliance or improper activities, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses. For our music licensing and subscription business, our licensees and subscribers may violate their contractual obligations to us or otherwise infringe on our intellectual property rights or the intellectual property rights of our content providers. For our smart music education business, we enter into user agreements with the parents of enrolled students and do not contract directly with kindergartens, their employees, schools that purchased our Kuke smart pianos and/or Kuke smart music teaching systems from our distributors, or users of our Kuke smart music teaching systems at these schools. Since we have limited or, in some cases, no control over these parties, we cannot assure you that these parties will not violate our intellectual property rights or the intellectual property rights of our content providers, damage our reputation, engage in acts of deception or otherwise act in bad faith. For example, enrolled students may share their user accounts with other students who did not pay for our courses, and kindergartens may allow students who have not paid for our courses to use our Kuke smart pianos. For our live classical music events business, any misconduct or improper activities by or any regulatory investigation into our sponsors, performers, co-production partners or any other party associated with our live music events may result in negative publicity. Any of these occurrences could harm our ability to attract customers, damage our reputation and the public perception of our brand, or subject us to civil liabilities and regulatory actions and penalties. As a result, our business, operating results and financial condition may be materially and adversely affected.

Inability to collect our trade receivables on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and operating results.

We are subject to risks of not collecting our trade receivables on a timely basis, if at all. As of December 31, 2020, our trade receivables amounted to RMB181.7 million (US$27.9 million). In addition, trade receivables due from one customer accounted for 7% of our total trade receivables as of December 31, 2020. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, especially those involving customers that have been severely affected by the outbreak of COVID-19. Our liquidity and cash flows from operations may be materially and adversely affected if our receivable cycles or collection periods lengthen further or if we encounter a material increase in defaults of payment or an increase in provisions for impairment of our receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as third-party financing, in order to maintain our daily operations, and such financing may not be available on commercially acceptable terms, or at all.

The discontinuation of any of the preferential tax treatments currently available to us could adversely affect our overall operating results.

Under PRC tax laws and regulations, Beijing Kuke Music, one of our VIEs, is qualified to enjoy a reduced enterprise income tax rate of 15% and certain other preferential tax benefits available to “high and new technology enterprises,” or HNTE. According to the relevant administrative measures, in order to qualify as an HNTE, Beijing Kuke Music must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. We cannot assure you that Beijing Kuke Music will continue to qualify for preferential tax treatments in the future. In the event the preferential tax treatments for Beijing Kuke Music are discontinued, it will become subject to the standard enterprise income tax rate of 25% and lose other preferential tax benefits it currently enjoys, which could adversely affect our overall operating results.

We may be exposed to liabilities under the United States Foreign Corrupt Practices Act, or FCPA, and Chinese anti-corruption laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

Our customers include many state-owned or state-affiliated enterprises, and we may be required to engage with Chinese officials or persons of equivalent status during the ordinary course of our business. As such, we face risks with respect to the FCPA, which generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, and anti-bribery laws of China. We do not fully control over the interactions that our employees and distributors have with those officials or persons, and they may try to increase our sales through means that constitute violations of the FCPA, the PRC anti-bribery laws or other related laws. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, operating results and financial condition.

We may require additional capital to support business growth and objectives, which might not be available in a timely manner or on commercially acceptable terms, if at all.

Historically, we have financed our operations primarily with operating cash flows and shareholder contributions. As part of our growth strategies, we plan to continue to require substantial capital through additional debt or equity financing in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

•	our market position and competitiveness in the industries in which we operate;
•	our future profitability, overall financial condition, operating results and cash flows;
•	the general market conditions for financing activities; and
•	the macro-economic and other conditions in China and elsewhere.

In particular, recent global financial market turbulences caused by the outbreak of COVID-19 may adversely affect our ability to access the capital markets to meet our liquidity needs.

To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt servicing obligations and could result in operating and financing covenants that may, among other things, restrict our operational flexibility or our ability to pay dividends to our shareholders. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial condition may be materially and adversely affected. To the extent that we raise additional financing by issuance of additional equity or equity-linked securities, our shareholders may experience dilution. In the event that financing is not available or is not available on terms commercially acceptable to us, our business, operating results and growth prospects may be adversely affected.

We depend on our senior management and highly skilled personnel. If we are unable to attract, retain and motivate a sufficient number of them, our ability to grow our business could be harmed.

We believe that our future success depends significantly on our continued ability to attract, retain and motivate our senior management and a sufficient number of experienced and skilled employees. Qualified individuals in the industries in which we operate are in high demand, and we may have to incur significant costs to attract and retain them. In particular, we cannot ensure that we will be able to retain the services of our senior management and key executive officers. The loss of any key management or executive could be highly disruptive and adversely affect our business operations and future growth. Moreover, if any of these individuals joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-how and other valuable resources. Although our senior management and executive officers have non-competition agreements with us, we cannot assure you that they will comply with such agreements or that we will be able to effectively enforce such agreements.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report on Form 20-F, our executive officers, directors and principal shareholders together beneficially own approximately 68.6% of our total outstanding ordinary shares and 91.1% of the aggregate voting power of our total issued and outstanding ordinary shares. The interests of our directors, officers and principal shareholders could differ from the interests of our other shareholders, and they may take actions that are not in the best interest of us or our other shareholders, even if these actions are opposed by our other shareholders. As a result of the concentration of ownership, our executive officers, directors and principal shareholders could have significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, such as mergers, consolidations and election of directors, and would also have the power to discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company. This significant concentration of share ownership and voting power may also adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with a small number of controlling shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

If we are unable to improve or maintain our sales and marketing efficiency, our business and operating results may be materially and adversely affected.

We incurred RMB21.5 million, RMB18.3 million and RMB25.8 million (US$4.0 million) in selling and distribution expenses in 2018, 2019 and 2020, respectively. We believe that we have been able to promote our products and services and strengthen our brand recognition cost-effectively. However, our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel. Further, we must continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our profitability to decline and materially harm our business, operating results and financial condition.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

From time to time, we may be subject to lawsuits brought by our competitors or other individuals and entities against us or administrative proceedings. The outcomes of these actions may not be successful or favorable to us. We may need to pay damages or settle these actions with a substantial amount of cash. In addition to the related costs, such actions can significantly divert our management’s attention from operating our business and generate negative publicity that significantly harms our reputation and customer relationships. While we do not believe that there are currently any pending proceedings that are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have an adverse effect on our business, operating results and financial condition.

We use open source software in our products, which could negatively affect our ability to offer our products and subject us to litigation or other actions.

We use open source software in connection with our products. From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or non-compliance with open source licensing terms. Some open source software licenses require users who distribute or make available open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts. As a result, our business, operating results and financial condition could be materially and adversely affected.

Any significant disruption to or failure of our information technology systems, including events beyond our control, could materially and adversely affect our business, operating results and financial condition.

The performance and reliability of our information technology system is critical to our operations and reputation. Our operations depend on our information technology service providers' ability to protect their and our system in their facilities against damage or interruption from events beyond our control, such as natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, attempts to harm our systems, criminal acts and similar events. If our arrangement with these service providers is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our services. Any interruptions in the accessibility of or deterioration in the quality of access to our system could reduce customer satisfaction and the attractiveness of our service offerings, which could have an adverse effect on our business, operating results and financial condition.

Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation and expose us to civil liability.

As part of our operations, we collect data from our licensees, subscribers, enrolled students, their parents and our business partners, such as practice data, usage data, personally identifiable information and other confidential information. Unauthorized parties may attempt to gain access to our systems or facilities by, among other things, hacking into our systems or facilities or through fraud or other means of deception. In addition, hardware, software or applications we develop or obtain from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. The techniques used to gain such access to our information technology systems, our data or our customers' data, disable or degrade our service or sabotage our systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. We have implemented systems and processes intended to secure our information technology systems and prevent unauthorized access to or loss of sensitive data, but these security measures may not be sufficient for all eventualities and there is no guarantee that they will be adequate to safeguard against all data security breaches, system compromises or misuses of data. Any failure, or perceived failure, by us to maintain the security of our customer data or to comply with privacy or data security laws, regulations, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, litigation or adverse publicity. This may expose us to potential administrative inquiries, penalties and legal liability and may require us to expend significant resources in responding to and defending allegations and claims. In addition, evolving laws and regulations concerning data privacy may result in increased regulation and different industry standards, which could increase the costs of operations or limit our activities. Moreover, claims or allegations that we have violated laws and regulations relating to privacy and data security, or have failed to adequately protect data, may result in damage to our reputation and a loss of confidence in us by our customers or business partners, which could have a material adverse effect on our business, operating results and financial condition. If the third parties we work with violate applicable laws or contractual obligations or suffer a security breach, such circumstances also may put us in breach of our obligations under privacy laws and regulations and could in turn have a material adverse effect on our business.

We rely on certain third-party mobile app distribution channels, payment solution providers, streaming service providers, bandwidth providers and a cloud data storage service to conduct our business.

We rely on third-party mobile application distribution channels such as Apple’s App Store, various Android App Stores and other channels to distribute our Kuke Music and BMF Club mobile Apps. We expect a substantial number of downloads of our mobile Apps will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our mobile Apps are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channels interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, operating results and financial condition may be materially and adversely affected.

Our customers pay for our service through a variety of third-party payment channels. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment network, such as delays in receiving payments from processors, and/or changes in the rules or regulations concerning payment processing, our ability to provide convenient payment options to our customers may be undermined, and our revenue, operating expenses and results of operations could be adversely impacted.

We also rely upon third-party streaming services, bandwidth providers and a cloud data storage service in China to operate certain aspects of our business and to transmit or store our content and data. Any disruption of or interference with our use of these service providers could have a material adverse effect on our business, operating results and financial condition. We cannot assure you that these service providers and the underlying Internet infrastructure and telecommunications networks in China will be able to support increased demand arising from our continued business expansion.

Our operating results and cash flows may fluctuate significantly from period to period.

We have experienced, and expect to continue to experience, seasonal fluctuations in our operating results. We often receive orders from digital music service providers, institutional subscribers and distributors of our Kuke smart pianos and Kuke smart music teaching systems in the second half of the year, and we generate ticket sales for the Beijing Music Festival every October. In addition, we expect to have higher student enrollment around the beginning of every semester and to recognize a substantial portion of our licensing revenue when we deliver the licensed content at our licensees’ request, the timing of which is not within our control. As a result, we believe that the comparison of our operating results over any interim periods in the past may not be an accurate indicator of our future performance. Overall, the historical seasonality of our business has been relatively mild but seasonality may increase in the future along with the expansion of our business. In addition, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Recognition of share-based compensation expense may result in increased share-based compensation expenses.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees, directors and consultants. In October 2020, we adopted a share incentive plan, or the 2020 Plan, to provide incentives to our employees, directors and consultants, which went into effect upon the completion of our initial public offering. The maximum aggregate number of Class A ordinary shares that may be issued under the 2020 Plan is 1,227,000. As of the date of this annual report on Form 20-F, 1,125,334 share options and 101,666 restricted shares have been granted and outstanding.

We are required to account for share-based compensation in accordance with IFRS 2—Share-based Payment, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of the equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. See “Note 29—Share-based payments” of our consolidated financial statements included elsewhere in annual report for additional information. We recognized share-based payment expense of RMB19.4 million (US$2.8 million) for the year ended December 31, 2020. If we grant additional share options or other equity incentives in the future, our expenses associated with share-based compensation may further increase, which may have an adverse effect on our financial condition and results of operations.

Our strategies focusing on rapid innovation and long-term goals over short-term financial results may yield results of operations that do not align with investors’ expectations.

Our business is growing and increasingly complex, and our success depends on our ability to quickly develop and launch new and innovative products and services. This business strategy could result in unintended outcomes or decisions that are poorly received by our customers or business partners. Our culture also prioritizes long-term strategic goals over short-term financial condition or operating results. We may make decisions that may reduce our short-term revenue or profitability if we believe that the decisions will improve our long-term financial performance. These decisions may not produce the long-term benefits that we expect, in which case our customer base, our relationships with our business partners, and our business, financial condition and results of operations could be materially and adversely affected.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a public company, interacting with public company investors or complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to becoming a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management, particularly from our executive officers, and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

International expansion of our business could expose us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of China.

We currently do not have international operations, but our long-term business strategy incorporates potential international expansion. Doing business internationally involves a number of risks, including:

•	limits in our ability to penetrate international markets;
•	complexities and difficulties in obtaining intellectual property protection and enforcing our intellectual property;
•

multiple conflicting and changing laws and regulations, such as privacy regulations, tax laws, economic sanctions and embargoes, employment laws and regulatory requirements, and other governmental approvals, permits and licenses;

•	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;
•	difficulties in staffing and managing foreign operations;
•	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;
•	increased exposure to foreign currency exchange rate risk;
•	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting trade receivables; and
•	general economic conditions in the countries in which we may operate.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and operating results.

We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemics, such as swine flu, avian influenza, severe acute respiratory syndrome, SARS, Ebola, Zika, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. Any of these natural disasters, health epidemics and events and their effect on the Chinese or global economy in general could have a material adverse effect on our business, financial condition and results of operations. In addition, our revenue and profitability could be materially reduced due to the effect of such events on our customers, suppliers or other business partners. For example, our contract manufacturers may be required by the local or national government to shut down production under any of the aforementioned circumstances, which could have a material and adverse effect on our ability to fulfill our contractual obligations, increase sales or expand our network of collaborating kindergartens.

We have limited insurance coverage with respect to our business and operations, which could expose us to significant costs and business disruption.

We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and consistent with the practices of other companies of similar sizes in the same industries in China. Any uninsured risks may result in substantial costs and the diversion of our resources, which could adversely affect our operating results and financial condition.

We have not independently verified the accuracy or completeness of the data, estimates and projections in this annual report that we obtained from third-party sources, and such information involves assumptions and limitations.

Certain facts, forecasts and other statistics relating to the industries in which we operate contained in this annual report have been derived from various public data sources and a commissioned third-party industry report. Industry data and projections involve a number of assumptions and limitations. Any discrepancy in the interpretation of such data could lead to measurements and projections that are different from the actual results. While we generally believe such data sources to be reliable, we have not independently verified the accuracy or completeness of such information. The report may have not been prepared on a comparable basis or may not be consistent with other sources.

If our internal control and procedures over financial reporting are not effective, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, and as of December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness as of December 31, 2020 in accordance with the standards established by the PCAOB, which relates to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. To remedy our identified material weakness, we are in the process of adopting several measures that are expected to improve our internal control over financial reporting. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective and may identify other weaknesses and deficiencies in our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. We may be unable to timely complete our evaluation testing and make required remediation. In addition, as the applicable standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We face risks from various proceedings and legislative and regulatory developments related to China-based accounting firms, including our independent registered public accounting firm.

Our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In December 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the Chairman of the SEC, Chairman of the PCAOB and certain other SEC divisional heads jointly issued a public statement, reminding investors that, with respect to investments in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk of incomplete or misleading disclosures and, in the event of investor harm, substantially less recourse, in comparison to U.S. domestic companies. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspection and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s. On May 20, 2020, the U.S. Senate unanimously passed the Holding Foreign Companies Accountable (HFCA) Act, which requires the SEC to adopt rules that would prohibit a foreign company to trade its securities on a national exchange or in OTC market if the PCAOB is unable to inspect or investigate the auditors for three consecutive years because of restriction imposed by non-U.S. authorities. On July 21, 2020, the House of Representatives passed its version of the National Defense Authorization Act, which included provisions similar to the HFCA Act. The HFCA Act was passed by the Senate on May 20, 2020 and by the House of Representatives on December 2, 2020. On March 24, 2021, the SEC issued amendments to Form 20-F and sought public comment in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. As of the date of this prospectus, the SEC is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements. These legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our ADSs could be adversely affected.

In addition to legislative actions, on June 4, 2020, Donald C. Trump issued a memorandum directing the President's Working Group on Financial Markets to discuss and make recommendations regarding the risks faced by U.S. investors from Chinese companies and companies with significant operations in China that are listed on U.S. stock exchanges. In a letter dated July 24, 2020 and released on August 7, 2020, the PWG responded to the president’s request with a report which recommends enhanced listing standards on U.S. stock exchanges. This would require that the PCAOB have access to work papers of the principal audit firm for the audit of the listed company or, for companies that are unable to satisfy this work papers access standard as a result of governmental restrictions in NCJs, they could instead provide a co-audit from a U.S. PCAOB-registered audit firm where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. However, because Chinese law prohibits audit firms that operate in China and Hong Kong from releasing certain documentation of Chinese companies without explicit government permission, it is unclear if these requirements would be consistent with Chinese law.

Future developments in respect of the issues discussed above are uncertain, largely because the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. However, if any of the administrative proceedings, legislative actions or regulatory changes discussed above were to proceed in ways that are detrimental to China-based issuers, it could cause us to fail to be in compliance with U.S. securities laws and regulations, we could cease to be listed on a U.S. securities exchange, and U.S. trading of our shares and ADSs could be prohibited. Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the price of our ADSs and Class A ordinary shares.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in Internet and other related businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, among others, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record.

To ensure compliance with the PRC laws and regulations, our wholly owned subsidiaries, or WFOEs, conduct our business in China mainly through our VIEs based on a series of contractual arrangements by and among our WFOEs, our VIEs and the respective shareholders of our VIEs, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under IFRS. See “Item 4. Information on the Company—A. History and Development of the Company” for further details. In the opinion of our

PRC counsel, Tian Yuan Law Firm, each of these contractual arrangements is currently valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and that the PRC government may ultimately take a view contrary to the opinion of our PRC counsel.

If the contractual arrangements among our WFOEs, our VIEs and their respective shareholders are determined to be illegal or invalid, or if we or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

•	revoking the business license and/or operating license of such entities;
•	placing restrictions on our operations or our right to collect revenues;
•	imposing fines, confiscating the income from our WFOEs or VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering equity pledges made by the shareholders of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China; or
•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties could cause us to lose our right to direct the activities of our VIEs or our right to receive substantially all of the economic benefits and residual returns from our VIEs and result in a material adverse effect on our ability to conduct our business. In addition, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If we are not able to restructure our ownership structure and operations in a manner satisfactory to relevant PRC regulatory authorities, our results of operations and financial condition could be materially and adversely affected.

We rely on contractual arrangements with our VIEs and their shareholders for our operations in the PRC, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes at the management and operational level. Under the current contractual arrangements, however, we rely on the performance by our VIEs and their respective shareholders of their contractual obligations to exercise control over our VIEs. Our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner, taking other actions that are detrimental to our interests or refusing to renew their existing contractual arrangements with us. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs and their shareholders. Therefore, our contractual arrangements with our VIEs and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies, including seeking specific performance or injunctive relief and claiming damages. All the agreements we have with our VIEs and their shareholders are governed by PRC law. The legal system in the PRC is not as developed as in jurisdictions such as the United States and there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. In addition, under PRC law, arbitral rulings are final as parties cannot appeal the arbitration results in courts, and if the losing party fails to carry out the arbitration awards within a prescribed time period, the prevailing party may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may, or cause our VIEs to, breach or refuse to renew our contractual arrangements with them, which would have a material adverse effect on our ability to effectively control our VIEs and receive substantially all of the economic benefits from our VIEs. For example, these shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to make payments that are due to us under the contractual arrangements on a timely basis. We cannot assure you that, when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have arrangements in place to address the potential conflicts of interest that these shareholders may have. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings to enforce our rights, which involve substantial uncertainty and may materially disrupt our business.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by our VIEs that are material to the operation of our business.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations. The contractual arrangements contain terms that specifically obligate our VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, if our VIEs’ shareholders breach the terms of these contractual arrangements, or if any of our VIEs undergoes a voluntary or involuntary liquidation proceeding and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of or encumbered without our consent, we may be unable to conduct certain of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law as the legal basis for foreign investment in the PRC. The Foreign Investment Law defines the “foreign investment” as investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors, establishes a foreign invested enterprise in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests in and establishes new projects in China; or (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or as otherwise regulated by the State Council. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. While the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it is possible that foreign investment via contractual arrangements may be interpreted as a type of indirect foreign investment activity that falls within the definition of “foreign investment” or future laws, administrative regulations or provisions promulgated by the State Council.

In any of these cases, our contractual arrangements may be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Cayman Islands economic substance requirements may adversely affect our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (2020 Revision) of the Cayman Islands, or the ES Act, that first came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if PRC tax authorities determine that the contractual arrangements between us and our VIEs were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if any of our VIEs is required to pay late payment fees and other penalties.

PRC laws and regulations over direct investment in and loans to PRC entities by offshore companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or through injection of registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions, because there is no statutory limit on the amount of registered capital for our PRC subsidiaries and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures. According to relevant PRC regulations on foreign-invested enterprises, or FIEs, capital contributions to our PRC subsidiaries are subject to filing with the PRC Ministry of Commerce, or the MOC, in its foreign investment comprehensive management information system and registration with other governmental authorities in China. Based on the current registered capital of our PRC subsidiaries and the amount of funding we have contributed, without increasing the registered capital of our PRC subsidiaries, the amount of funding we can provide to our PRC subsidiaries through injection of registered capital is US$1,840 million. In addition, under the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, FIEs are prohibited from using Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes or using such Renminbi fund to provide loans to persons other than their affiliates, unless that is within their business scope.

Any foreign loan procured by our PRC subsidiaries and VIEs is also required to be registered with the SAFE or its local branches or be filed with the SAFE in its information system, and each of our PRC subsidiaries and VIEs may not procure loans which exceed either (i) the amount of the difference between their respective registered total investment amount and registered capital, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then-applicable statutory multiple, the amount of their respective audited net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental approval and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount that we would be able to loan to the relevant PRC entity would depend on the relevant entity's net assets and the applicable statutory multiple at the time of the calculation. The maximum amount of the loans that our PRC entities can obtain from outside China as of December 31, 2020 is approximately RMB37.0 million (US$5.7 million). Any medium- or long-term loan to be provided by us to our VIEs must also be approved by the National Development and Reform Commission, or NDRC. Please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents."

These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, to fund our existing VIEs or to establish and fund new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIEs, or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals or if we are found to be in violation of any applicable laws with respect to foreign currency exchange, our ability to use the proceeds we received or expect to receive from our offshore offerings may be negatively affected and we may be subject to penalties, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

A severe or prolonged downturn in the Chinese economy could materially and adversely affect our business, financial condition and operating results.

Our revenues are all sourced from China. Therefore, our business, financial condition, results of operations and prospects are affected significantly by the economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, such as the level of government involvement, growth rate and control of foreign exchange. While the

Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has slowed down since 2012. In addition, economic conditions in China are also sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that had been adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China, even before 2020. There is also significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The increasing tension between the United States and China, political unrest, terrorist threats and the potential of war in the Middle East and elsewhere all create significant uncertainty for the Chinese and global economy. Any prolonged slowdown in the Chinese or global economy may materially and adversely affect our business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations. Uncertainties also exist in relation to new legislation or proposed changes in the PRC regulatory requirements.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with our growing customer base. We cannot assure you that the Internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our Internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

In addition, we generally have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected.

The M&A Rules and certain other PRC regulations could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the in-charge government authority be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the in-charge government authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law, we cannot assure you that the in-charge anti-monopoly law enforcement agency will not deem our past acquisition or investments to have triggered the filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations. In addition, under applicable laws, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement, are prohibited.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of the overseas listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to meet these requirements may result in fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations —Regulations on Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident shareholders, beneficial owners and PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise adversely affect us.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents

(including PRC individuals and PRC corporate entities, as well as foreign individuals that are deemed PRC residents for foreign exchange administration purposes) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires the SAFE registrations be updated in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change in its name, operation term and PRC resident shareholder, increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions.

We have requested that all of our current shareholders and beneficial owners who are known to us as being PRC residents complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain the applicable registrations or continuously comply with all the requirements under SAFE Circular 37 or other related rules. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas private special purpose companies shall submit applications to the SAFE or its local branches for the foreign exchange registration. Pursuant to the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012, grantees of our incentive share awards who are PRC citizens or who are non-PRC residents continuously residing in the PRC for a continuous period of no less than a year shall, subject to limited exceptions, be required to register with the SAFE and complete certain other procedures through a domestic qualified agent and collectively retain an overseas entrusted institution to handle matters related to the exercise of stock options and the purchase and disposition of related equity interests after our company becomes an overseas listed company upon the completion of the offering. Failure to comply with these SAFE requirements may subject these individuals to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us.

The PRC State Administration of Taxation, or SAT, has also issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees. If our employees fail to pay or if we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

If the custodians or authorized users of our corporate chops and seals fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Our legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the PRC State Administration for Market Regulation.

In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by authorized personnel. Although we monitor the activities of such authorized personnel, there is no assurance that such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities, experience significant disruption to our operations and incur significant losses. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries and VIEs, we or our PRC subsidiaries and VIEs would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could have a material and adverse effect on our business and operations.

We face certain risks relating to the real properties that we lease and sublease.

We lease our office space from a third party in China and sublease parts of the properties to our WFOEs, VIEs and the Beijing Music Festival Arts Foundation. Our lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law due to the property owner's refusal to cooperate with the registration process, despite our efforts. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such non-compliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each unregistered lease agreement. While we intend to continue to seek the property owner's cooperation with the registration process, we cannot assure you that we will be able to successfully obtain such cooperation. According to our PRC counsel, the maximum penalty for failing to register the leases if required is RMB100,000. In addition, we cannot assure you that our lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties declines to ratify the lease agreement between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the respective lease agreement against the owner. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without proper ownership proof. If a lease agreement is claimed as null and void by third parties who is the real owner of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessor under the relevant lease agreement for indemnities for their breach of the agreement. We cannot assure you that suitable alternative locations will be readily available on commercially reasonable terms, or at all. If we are unable to relocate our office in a timely manner, our operations may be interrupted.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC EIT Law and its implementation rules, an enterprise established outside of the PRC with the “de facto management body” within China is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. Under relevant implementation rules, the “de facto management body” means the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. According to a circular issued by the SAT in April 2009, or Circular 82, an enterprise incorporated offshore that is controlled by a PRC enterprise or a PRC enterprise group may be regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of its day-to-day operational management is in China; (ii) decisions relating to its financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) its primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of its voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of the ADSs or Class A ordinary shares, if such income is treated as sourced from China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20%, unless a reduced rate is available under an applicable tax treaty between their country of tax residence and the PRC. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. Under SAT Public Notice 7, pursuant to which a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such an indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, PRC tax would not be applicable to the transfer by any non-resident enterprise of our ADSs acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to the PRC EIT Law, the tax authority may order it to pay the tax due within a required period, and the non-resident enterprise shall declare and pay the tax within the time specified by the tax authority. If the non-resident enterprise voluntarily declares and pays tax before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and tax consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to their filing obligations or the transferees with respect to their withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and the non-resident enterprises in such transactions may be subject to filing obligations or tax under SAT Public Notice 7 and SAT Public Notice 37. We may also be required to expend extensive resources to comply with these requirements or to establish that we and the non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

The average wage in China and the average wage level for our employees have increased in recent years and are expected to grow. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to our customers, our results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to strict requirements in terms of signing labor contracts, paying minimum wages, paying remuneration, determining the term of employee's probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-efficient manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, pay penalties or incur significant legal fees in connection with such disputes or investigations, and our business, financial condition and results of operations will be adversely affected.

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our VIEs have historically failed to promptly make social insurance and housing fund contributions in full for their employees. With respect to the outstanding social insurance contribution, we may also be subject to a late charge at the rate of 0.05% per day from the day of default and a fine of up to three times of the outstanding contribution if we are unable to make the full payments as requested by the in-charge government authority. We have not received any inquiry from relevant government authorities in this regard but if the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions, we may be subject to fines and legal sanctions and our business, financial condition and results of operations may be adversely affected. In 2018 and 2019, we made provisions of RMB2.1 million and RMB1.0 million for the outstanding social insurance and housing fund contribution, respectively. We did not make additional provisions in 2020.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and officers are PRC nationals who reside in China for a significant portion of the year. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. federal or state securities laws.

The recognition and enforcement of foreign judgments in mainland China are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on the treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the political and economic conditions in China and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that starting from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket. Since June 2010, the Renminbi has fluctuated significantly against the U.S. dollar. It is difficult to predict how market forces or policies by the PRC or U.S. government may impact the exchange rate between the Renminbi and the U.S. dollar in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future.

Significant revaluation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. The appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion to the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs and have a negative effect on the U.S. dollar amount available to us for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, royalties, strategic acquisitions or investments or for other business purposes.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes foreign exchange controls on the convertibility of the Renminbi and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE provided that certain procedural requirements are met. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders and holders of the ADSs.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. Payment of dividends by our PRC subsidiaries is an important source of income for us to meet our financing need, and such payment is subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, the EIT Law and its implementation rules provide that withholding tax at the rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation.

U.S.-listed companies with substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial accounting, inadequate corporate governance policies and practice, and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, with or without merit, we will have to expend significant resources to engage in the costly and time-consuming exercise of investigating such allegations and defending our company, which could distract our management from growing our business. If we fail to prevail on these matters, our business operations could be severely affected and you could sustain a significant decline in the value of our stock.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs have been, and may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices or the underperformance or deteriorating financial results of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect investors’ attitude toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perception about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect investors' attitude towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, resulting in a material adverse effect on the trading price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;
•	our or our competitors' announcements of new investments, acquisitions, strategic partnerships or joint ventures;
•	our or our competitors' announcements of new services and expansions;
•	changes in financial estimates by securities analysts;
•	failure on our part to realize monetization opportunities as expected;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	detrimental negative publicity about us, our management or our competitors;
•	regulatory developments; and
•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares will be entitled to one vote per share while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this annual report on Form 20-F, Mr. He Yu, our Chief Executive Officer and Chairman of the Board, and Mr. Lung Yu, our Director, beneficially own all of our issued and outstanding Class B ordinary shares, representing 79.6% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Holders of our Class B ordinary shares have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership will limit your ability to influence corporate matters and may discourage, delay or prevent a change of control of our company that holders of Class A ordinary shares and ADSs may view as beneficial, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum of association provides that we may (but are not obliged to) hold each year a general meeting as our annual general meeting. Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the Class A ordinary shares underlying your ADSs. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs, unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated memorandum of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instruction, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 business days' prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our ordinary shares have the right to cause us to register the sale of their shares under the Securities Act, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation.” We have registered all ordinary shares that we may issue under these share incentive plans and  they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchase ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States, unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you, unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs, including claims arising under the Securities Act and the Exchange Act, may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the the Securities Act or the Exchange Act in state or federal courts. Purchasers of ADSs in secondary transactions will be subject to the arbitration provision to the same extent as purchasers of the ADSs offered in our initial public offering. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs, by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. The state and federal courts sitting in New York generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provisions are generally enforceable under federal law and the laws of the State of New York, subject to certain exceptions, such as corruption, fraud or undue means. Therefore, we believe that the arbitration provision in the deposit agreement is enforceable under federal law and the laws of the State of New York. As a result of these exclusive jurisdiction provisions and arbitration provisions, investors’ ability to bring claims in a judicial forum that they find favorable or convenient may be limited, and investors may have to incur increased costs in order to bring claims against the depositary, both of which could discourage claims against the depositary.

The deposit agreement may be amended or terminated without your consent.

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our company. Holders of our ADSs are entitled to prior notice in the event of a materially prejudicial amendment or termination thereof. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The deposit agreement may be terminated at any time upon a prior written notice. Upon the termination of the deposit agreement, our company will be discharged from all obligations under the deposit agreement, except for our obligations to the depositary thereunder.

Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

The deposit agreement expressly limits the obligations and liability of us and the depositary. For example, the depositary is not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure). In addition, the depositary and any of its agents also disclaim any liability for (i) any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or the credit-worthiness of any third party, (iv) any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary. These provisions of the deposit agreement will limit the ability of holders or beneficial owners of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary's right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders, including purchasers of ADSs in secondary transactions, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver is enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes, which generally will result in adverse United States federal income tax consequences to United States Holders of our ADSs or Class A ordinary shares.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) at least 75% of our gross income for such year is passive income or (b) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the nature and composition of our income and assets, the value of our assets and nature of our business operations, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or IRS, will not take a position contrary to any position that we take. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information –– E. Taxation –– United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our second amended and restated memorandum of association, the Companies Act (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands, as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our second amended and restated memorandum of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and all of our assets are located outside the United States. In addition, all of our directors and executive officers and the experts named in this annual report reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholder claims, including securities law class actions and fraud claims, are common in the United States and are generally difficult to pursue as a matter of law or practicability in China. For example, in China, there are significant legal and other barriers to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and other relevant authorities, no organization or individual may provide documents and materials relating to securities business activities to overseas parties. See also "—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law."

We are a “controlled company” within the meaning of NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” within the meaning of the NYSE listing rules because Mr. He Yu, our Chief Executive Officer and Chairman of the Board, beneficially owns more than 50% of the total voting power of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and intend to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange's corporate governance requirements.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. For instance, we are not required to (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions at which only independent directors are present. These practices may afford less protection to shareholders than they would enjoy if we complied fully with New York Stock Exchange's corporate governance requirements.

Our second amended and restated memorandum of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

Our second amended and restated memorandum of association contains certain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, relative participating, optional or special rights and qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the New York Stock Exchange impose various requirements on the corporate governance practices of public companies. Our executive officers have little experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4	INFORMATION ON THE COMPANY
A	History and Development of the Company

We commenced our operations in October 2002 when Mr. He Yu, our Chief Executive Officer and Chairman of the Board, acquired control of Beijing Cathay Orient Information Technology Company Limited, a classical music licensing and subscription service provider and the predecessor of Beijing Kuke Music.

In January 2016, Beijing Kuke Music and Naxos International established Naxos China, a PRC limited liability company. Naxos China was held by Beijing Kuke Music and Naxos International as to 51% and 49%, respectively.

In September 2017, we established Kuke Music Holding Limited as our holding company in the Cayman Islands. In the same month, Kuke Music Holding Limited established Rococo Holding Limited in the British Virgin Islands, as its wholly-owned subsidiary.

In October 2017, Rococo Holding Limited established Gauguin Limited in Hong Kong, as its wholly-owned subsidiary. In December 2017, Gauguin Limited established Kuke International, as its wholly-owned subsidiary in the PRC.

In January 2018, Beijing Kuke Music transferred its equity interest in Naxos China to Kuke International.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in Internet and other related business, Kuke International entered into a series of contractual arrangements with Beijing Kuke Music and its shareholders in February 2018, pursuant to which Kuke International acquired effective control over Beijing Kuke Music.

In February 2020, through a share swap transaction, Kuke Music Holding Limited acquired 100% equity interest in Rosenkavalier Limited, a British Virgin Islands company that indirectly owns 100% equity interest in Beijing Lecheng, which has effective control over BMF Culture through a series of contractual arrangements with BMF Culture and its shareholders.

As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of our VIEs, and we treat them as our consolidated affiliated entities under IFRS. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with IFRS.

B	Business Overview

We are a leading provider of classical music licensing, subscription and education services in China. Leveraging our extensive content library and deep expertise in music education, we are also a leading smart music education service provider in China. In addition, following our acquisition of BMF in February 2020, we are one of the few companies in China with the experience and scale to organize large-scale live classical music events. With nearly 21 years of experience in the music industry, we have devoted ourselves to making classical music more accessible in China.

The classical music market in China has grown rapidly in recent years, driven by the rising popularity of classical music, the digitization of classical music content and favorable government policies. We identified this significant market opportunity early and we were one of the first classical music licensing and subscription service providers in China. Leveraging our long-standing relationships with world-renowned music labels and publishers, especially Naxos and years of music production and content acquisition efforts, we have built a library of classical music content, which consisted of approximately 2.7 million music tracks, including 1,950,000 tracks of traditional classical music and 350,000 tracks of jazz, world, folk and other genres of music that in aggregate covered approximately 64,571 musicians, 2,000 musical instruments and 194 countries and regions, as well as 1,452 video titles, 410,000 spoken content tracks and 9,362 volumes of sheet music as of December 31, 2020. The vast majority of our content offerings have been licensed to us on an exclusive basis.

We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group, digital music service providers, such as NetEase Cloud Music, as well as film and TV production companies, airlines and smart hardware companies. As of December 31, 2020, we licensed approximately 800,000 tracks of classical music from over 200 music labels to our licensees. Our music subscription service provides users with high-quality online and offline streaming access to our content library. Users can access our platform from our website, mobile app and smart music devices. As our encyclopedic catalog is especially suitable for educational and professional use, we have attracted a large number of universities, music conservatories, public libraries and individuals to subscribe to our service over the years. As of December 31, 2020, we had 766 institutional subscribers, including 455 universities and music conservatories and 311 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

Through our licensing and subscription services, we have brought high-quality classical music into more people's lives, enabling them to enjoy classical music in a more convenient, enriching and affordable way. However, our passion for classical music does not stop there. To us, a more fundamental way to amplify the impact of classical music is through music education. Towards that end and in an effort to address the underserved needs in China's music education market, we launched our smart music education business in October 2015, offering students and schools innovative and efficient smart music education solutions. Compared to traditional music education, we believe that our standardized course offerings and data analytics capability effectively reduce reliance on music teachers, ensure consistent teaching quality, broaden the accessibility of high-quality music education and enhance the scalability of our business model.

Our smart music education solutions primarily comprise the offering of our proprietary Kuke smart pianos, Kuke smart music teaching systems and Kukey courses. In the earlier stage of our smart music education business, we focused on selling Kuke smart pianos and Kuke smart music teaching systems to primary and secondary schools through distributors. Our Kuke smart music teaching system, which is pre-installed in our Kuke smart pianos, contains a comprehensive array of classical music content and offers real-time, individualized feedback on student performance as they practice. Since July 2019, given the vast growth potential of the smart piano education market targeting young children, we have shifted the focus of our smart music education business to offering Kukey courses in collaboration with kindergartens. Kukey courses are typically small-group, beginner-level piano lessons offered through our Kuke smart pianos. We place Kuke smart pianos at the kindergartens without charge, utilize kindergarten teachers to deliver our Kukey courses and collect tuition directly from enrolled students. As of December 31, 2020, we had over 30,000 student enrollments from 1,618 kindergartens across 172 cities in China, placed over 8,000 Kuke smart pianos at these kindergartens and sold over 13,000 Kuke smart pianos and 2,200 Kuke smart music teaching systems to other educational institutions through distributors.

Finally, as appreciation for classical music grows in China, there has been a growing interest in experiencing live classical music. To address this growing opportunity, we acquired BMF, which organizes the Beijing Music Festival and other influential classical music events in China. With twenty-two years of history, the Beijing Music Festival has played an indispensable role in bringing world-class classical musicians to China and offering Chinese audiences the opportunity to enjoy masterful performances in person. We believe that our live classical music events business effectively complements our music content and education businesses, further enhances our brand awareness and positions us well to continuously offer differentiated value propositions to our customers through a thriving content-centric ecosystem.

Our Platform

Powered by our encyclopedic classical music content offerings, we operate three music-related businesses through our platform, namely music licensing and subscription, smart music education and live classical music events, which accounted for 47.0%, 36.1% and 16.9%, respectively, of our total revenue for the year ended December 31, 2020.

Our Content Offerings

Our rich and diverse content offerings are the foundation of our success. We had a library of classical music content, which consisted of approximately 2.7 million music tracks, 1,452 video titles, 410,000 spoken content tracks and 9,362 volumes of sheet music as of December 31, 2020.

The vast majority of our content offerings have been licensed to us on an exclusive basis. In particular, we hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China. Content licensed from Naxos, our largest content provider, accounted for over 95% of our content offerings as of December 31, 2020. In addition to licensed content, we also create original music and educational content and have acquired certain classical music videos from rights holders.

Music recordings.    Our content library contains a wide range of standard and specialty repertoires of classical, jazz, world, folk and traditional Chinese music recordings, spanning from medieval to contemporary music. As of December 31, 2020, we had accumulated approximately 1.95 million tracks of traditional classical music and approximately 350,000 tracks of other genres of music recordings from over 547 music labels, covering the works of approximately 64,571 musicians and 2,000 musical instruments from over 194 countries and regions. Over the years, we have also created many award-wining music recordings, including the Contemporary Chinese Musicians collection, which features new, original symphony works created by Chinese composers, and the Sound of Nature collection, which records the indigenous music of China's ethnic minorities. In addition, in order to meet the exacting standards of classical music fans and attract more customers, we licensed from Naxos approximately 10,000 albums of high-resolution classical music recordings in July 2020.

Videos.    As of December 31, 2020, our content library contained over 2,005  hours of concerts, operas, ballets, plays, documentaries, interviews and behind-the-scenes footage, featuring works from the world’s most renowned opera houses, ballet companies and concert halls. In addition, we have been working with Naxos to bring Home Music Berlin, a virtual concert series spearheaded by a group of internationally acclaimed artists, to the Chinese audience via streaming.

Spoken content.    As of December 31, 2020, our spoken content contained audio versions of approximately 13,418 books, including best sellers and some of the world's greatest novels, plays and poems, as well as various nonfiction history books and biographies.

Educational content.    Our platform also offers various types of educational content, which is available online to our subscribers, embedded in our smart music education products or delivered in person through our offline events. Such content included, among others, online and offline master classes offered by renowned musicians, 3,612 volumes of digital sheet music for various instruments and ability levels, as well as bestselling children's books covering the basics of classical music as of December 31, 2020.

As our business grows and our collaboration with content providers and distribution channels deepens, we expect our content leadership to further strengthen.

Classical Music Licensing and Subscription

We believe that the size, diversity, quality and exclusivity of our content offerings, coupled with our classical music expertise and proprietary data analytics capability, make us a preferred choice for customers seeking to diversify their content offerings and classical music lovers with underserved needs.

Licensing

We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group, digital music service providers, such as NetEase Cloud Music, as well as film and TV production companies, airlines and smart hardware companies. As of December 31, 2020, we licensed approximately 800,000 tracks of classical music from over 200 music labels to our licensees.

We enter into license agreements with licensees to make our content available for our licensees to access in digital formats. Our licensees may offer the licensed content on their online platforms for streaming and downloading or incorporate our licensed content into their products or service offerings. The license agreements set out the license scope, royalty arrangements, content delivery arrangements, settlement terms and the parties’ respective rights and obligations. We charge licensing fees either on a per-track basis or a minimum guarantee plus revenue-sharing basis. Under the per-track model, we typically grant licensees the perpetual right to use the licensed content in manners prescribed by the license agreement in exchange for a one-off, fixed fee. Under the minimum guarantee plus revenue-sharing model, we typically enter into nonexclusive license agreements with the licensees for a term ranging from one to two years. We typically require a minimum guarantee payment from the licensee up front and revenue-sharing fees on a quarterly basis. Under both models, the licensee shall not use the licensed content outside the license scope, revise or abridge the licensed content, or transfer the right to use the licensed content to any third party. We have the right to terminate the license agreement and seek damages from the licensee should the licensee breach its obligations under the license agreement.

In addition, we also provide certain digital music service providers with a variety of value-added services aimed at enhancing their user experience and engagement, including, among others, content recommendation and curation, playlist compilation, editorial support and content search localization.

Subscription

Our music subscription service provides users with high-quality online and offline streaming access to our content library, serving classical music lovers' underserved needs in terms of catalog, discovery, information and audio quality. Users can access our platform anywhere and anytime through our website www.kuke.com, the Kuke Music mobile app and smart music devices, and we provide our subscribers with a wide range of ways to search, browse and discover classical music content.

As of December 31, 2020, we had 766 institutional subscribers, including 455 universities and music conservatories and 311 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

Smart Music Education

We launched our smart music education business in October 2015, initially offering our proprietary Kuke smart pianos and Kuke smart music teaching systems to distributors for them to resell to end customers, such as primary and secondary schools. As of December 31, 2020, we had sold over 13,000 Kuke smart pianos and 2,200 Kuke smart music teaching systems. In July 2019, we shifted the focus of our smart music education business to offering Kukey courses in collaboration with kindergartens. Under the course offering model, we place Kuke smart pianos at the kindergartens without charge, utilize kindergarten teachers to promote and deliver our Kukey courses and collect tuition directly from enrolled students. As of December 31, 2020, we had over 30,000 student enrollments and had placed over 8,000 Kuke smart pianos at 1,618 kindergartens across 172 cities and 28 provinces and autonomous regions in China, most of which are located in areas with strong demands for smart music education solutions.

We do not contract with kindergartens directly but instead engage third-party distributors to establish collaboration with kindergartens and assist us in promoting our Kukey courses to kindergarten students. We typically transfer a portion of the tuition fees to our distributors on a monthly basis, who are obligated under our agreement with them to transfer part of the total tuition to collaborating kindergartens. As of December 31, 2020, we had entered into distribution agreements with 230 distributors for the promotion of our Kukey courses.

The Kukey Experience

Our Kukey courses are primarily geared towards helping students learn basic piano knowledge and skills while cultivating students’ interest in music through an immersive artistic experience. The course covers musical knowledge, practice instructions, professional demonstration, group and individual practice sessions and quizzes, all delivered in an interactive and animated manner tailored to the psychological, behavioral and physical characteristics of young children.

Research and Development

We design and develop substantially all of our course materials and the functions of our Kuke smart music teaching system in-house based on our music expertise, user feedback, extensive research on market needs, the requirements of various music proficiency tests, as well as input from esteemed music professionals and industry experts.

We regularly update our Kukey courses and the functionalities of our Kuke smart music teaching system to further enhance their effectiveness and reduce the role of in-person instruction.

Pricing

The tuition of our Kukey courses in 2020 was RMB150 per month, RMB500 per semester or RMB900 per school year, and students may withdraw within two weeks of the subscription date and receive full refunds. The average purchase price of our Kuke smart music teaching system and a Kuke smart piano, exclusive of the pre-installed teaching system, in 2020 was RMB54,675 and RMB12,101, respectively.

Live Classical Music Events

In February 2020, we acquired 100% equity interest in BMF, which organizes the Beijing Music Festival and other influential classical music events in China. According to Frost & Sullivan, we are one of the few companies in China with the experience and scale to organize large-scale classical music festivals. As of the date of this annual report, BMF had organized over 630 live classical music performances featuring over 370 orchestras and 2,000 artists.

BMF Culture, one of our VIEs, first became involved with the organizing of the Beijing Music Festival in 2003. Since 2005, BMF Culture has been organizing the Beijing Music Festival annually together with the Beijing Music Festival Arts Foundation. In 2019, BMF Culture and the Beijing Music Festival Arts Foundation entered into a framework agreement, pursuant to which BMF Culture undertakes most of the organizing responsibilities for the Beijing Music Festival.

Leveraging our experience of hosting the Beijing Music Festival, we also organize other live classical music events throughout the year, such as the YMCG program led by Lung Yu and Yo-Yo Ma, the West Mountain Forest Music Festival and other themed events.

Additionally, as part of our effort to promote interest and education in classical music in China, we offer various online and offline opportunities for people interested in classical music to learn more about, and participate in the creation of, classical music.

Due to the impact of COVID-19, we have not been able to organize as many live classical music performances or invite as many overseas artists to perform at our live classical music events as we had been able to. In an effort to reach a broader audience and attract more sponsors, we have started streaming more live classical music performances. In October 2020, we successfully hosted the 2020 Beijing Music Festival through a combination of online and offline music programs.

Our revenue from live classical music events primarily consists of sponsorship fees, performance fees, service fees, ticket sales and royalties. Over the years, BMF has built long-standing relationships with high-profile corporate sponsors, such as FAW-Volkswagen, Audi, CITIC Group, Credit Suisse, UBS, Nestle and Swire Properties. We offer various types of sponsorship programs, including naming rights, exclusive partner rights, on-site venue signage and advertisements, to sponsors across industry sectors, connecting their brands directly with a large base of well-educated, affluent and experience-oriented customers. The sponsorship fee we charged each sponsor in 2020 ranged from RMB30,000 to RMB2.0 million, depending on sponsorship title and the scope of services we offer to sponsors.

Technology

As of December 31, 2020, we had a strong research and development team of 53 employees, which accounted for approximately 40.2% of our total headcount.

Principal components of our technology infrastructure include:

Scalable, cloud-based infrastructure.    We maintain a capital-light infrastructure. By using a cloud services provider, we are able to ensure that our systems can scale with our growth and meet fluctuating or unpredictable system demands.

Our Kuke smart music teaching system is connected to our cloud server through a local area network (“LAN”) server via wireless connection. Each LAN server can accommodate up to 60 users at the same time. Through sensors attached to the keyboard of Kuke smart pianos, we capture various aspects of students' practice data relevant for assessing their performance, such as finger pressure, pitch and tempo. Such data and our machine-generated analysis of the data are transmitted between our Kuke smart music teaching system and cloud server in real time, enabling us to provide students with instant, individualized feedback on their performance. Through cloud computing, we generate an overall score for every student and their group automatically at the end of every piano lesson, which helps instructors stay on top of students' progress over time and adjust the teaching pace accordingly. In addition, through Websocket technology, instructors can monitor each student's interface at the same time, which enhances teaching efficiency without compromising the level of individualized attention.

Big data analytics.    We have invested considerably in the research and development of big data analytics and machine learning.

We have invested considerably in the research and development of big data analytics and machine learning. For our music subscription business, our musicologists conduct exhaustive analysis of metadata, the searchable, textual information embedded into each work. Users can search for content using up to 17 search criteria, including the composer, title, album, genre, period, featured instrument, duration, adaptor, lyricist, soloist, conductor, choir, ensemble, orchestra, label, year of composition and release date. We also provide listeners with a personalized music discovery experience by leveraging our proprietary content recommendation algorithms and data. For our smart music education business, we apply proprietary algorithms to analyze various types of students' practice data and to provide them with performance evaluations that accurately reflect their skill level, strengths and weaknesses. Based on such analysis, our data analytics engine also generates tailored practice suggestions that help students more effectively tackle areas in need of improvement.

Intellectual Property

License Agreements

We obtain licenses from and pay royalties to rights holders or their agents. Below is a summary of certain provisions of our key license agreements with Naxos, our largest content provider.

Pursuant to a license agreement between Beijing Kuke Music Co., Limited and Naxos Digital Services US, Inc., which expires on June 30, 2026 and is automatically renewable for successive one-year periods, unless either party indicates otherwise in advance, we have the exclusive right to sell a wide range of content owned or controlled by Naxos for subscription and downloading in China. We are obligated to pay Naxos the higher of (i) an annual minimum licensing fee, which increases annually over the term of the license period, with a total of approximately $9.3 million under the agreement, or (ii) 45% to 55% of the annual revenue generated from the licensed content. Naxos has the right to terminate the agreement in certain circumstances, including, for example, our failure to timely pay royalties.

Naxos has also licensed certain content it owns or controls to Naxos China, our joint venture with Naxos. Naxos China's license agreement with Naxos International expires on December 31, 2022 and is automatically renewable for another three years, unless either party indicates otherwise in advance. Naxos China shall pay Naxos International 30% of all payments, sales proceeds or other monies directly received by or credited to Naxos China for the exploitation of the licensed content less any tax deducted (or 50% if Naxos China's agent or affiliate is involved). Naxos China's license agreement with Naxos of America, Inc. expires on January 1, 2021 and is automatically renewable for successive one-year periods unless either party indicates otherwise in advance. Pursuant to these license agreements, Naxos China has the exclusive right to exploit or license third parties to use the licensed content in accordance with the terms of the agreement. Naxos China shall pay Naxos of America, Inc. 65% of the income actually received by or credited to Naxos China that is derived from the exploitation of the licensed content. The licensor has audit rights and may terminate the agreement in case of any material breach of the agreement. There are no minimum guarantee payment obligations under the agreements.

Content Production Arrangement

We engage certain recording agencies to create music recordings to our specifications on a per-project basis. Under our agreements with these agencies, we are the sole owner of all the copyrights related to the recorded work.

Other Intellectual Properties

As of December 31, 2020, we owned 7 patents, 63 copyrights, 32 trademarks and 47 domain names in China. As of the same date, we have applied for the registration of 47 copyrights.

Data Security and Protection

We believe that data security is critical to our business operations. We have internal rules and policies to govern how we use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly.

Sales and Marketing

We primarily rely on word-of-mouth referrals and benefit from our strong brand with respect to customer acquisition and retention. We also engage in diverse marketing campaigns both online and offline to enhance our brand awareness, such as search engine optimization, social media marketing and advertisement placement through events organized by us or third-party channels. In addition, we rely on distributors to establish collaboration with kindergartens for the offering of our Kukey courses and to market and sell Kuke smart pianos, Kuke smart music teaching systems and our institutional music subscription services.

For sales made to public or government-affiliated entities, we are often required to go through a bidding process and are sometimes required to include third-party products or services in our bids. After winning the bid, we will then purchase these third-party products or services and resell them to these government-affiliated entities.

Suppliers

Our content providers include renowned music labels, publishing houses and artists. In particular, content licensed from Naxos, our largest content provider, accounted for over 95% of our content offerings as of December 31, 2020. We hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China.

For our smart music education business, we also cooperate with selected contract manufacturers to manufacture Kuke smart pianos based on our specifications and source the main components of Kuke smart pianos from several suppliers. These suppliers are responsible for delivering the components to our contract manufacturers at their own costs and are liable to us for any quality issue. Our agreements with contract manufacturers contain detailed provisions regarding product specifications, quality standards, payment terms, shipping obligations, the rights of each party in the event of breach or default, and other customary contractual terms and conditions. Our contract manufacturers are responsible for the repair and maintenance of the pianos. Our quality assurance team frequently monitors the capacity and performance of our contract manufacturers and suppliers to ensure they meet our rigorous quality standard.

Competition

We face competition from other classical music licensing service providers for licensees, other online classical music subscription service providers for subscribers, other smart music education service providers for student enrollment and the sale of our Kuke smart pianos and Kuke smart music teaching systems, and other live classical music event organizers for audience and sponsorship.

We compete primarily on the basis of service quality, user experience, content offerings, brand recognition and pricing. Some of our competitors may have greater financial, marketing or technology resources than we do, which could enable them to respond more quickly to technological innovations or changes in market demand and build stronger relationships with rights holders.

Insurance

We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain business interruption insurance.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business.

Regulations

We are subject to a variety of PRC laws, rules and regulations across many aspects of our business. The following is a summary of the principal PRC laws and regulations relating to our business and operations within the territory of the PRC.

Regulations on Foreign Investment

The Foreign Investment Law of the PRC was adopted by the 2nd session of the thirteenth National People's Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign natural persons, enterprises or other organizations, collectively the foreign investors, shall not invest in any sector forbidden by the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated equally. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system in which foreign investors or foreign-funded enterprises shall submit the investment information to competent departments of commerce through the enterprise registration system and the enterprise credit information publicity system.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced Interim Administrative Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version)

The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on June 23, 2020 and became effective on July 23, 2020, replaced and abolished the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as "prohibited." The Negative List covers 12 industries. Fields not covered in the Negative List shall be administrated under the principle of equal treatment to domestic and foreign investments.

We are a Cayman Islands company and our businesses by nature in China are mainly Internet information services, Internet culture services, Internet publication services, online audio-visual products and other related value-added telecommunications services, which are restricted or prohibited for foreign investors by the Negative List. We conduct business operations that are restricted or prohibited for foreign investment through our variable interest entities, or VIEs.

Regulations on Internet information services, Internet culture services, Internet publication services, online audio-visual products and other related value-added telecommunications services

Licenses for Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC (2016 Revision) (“The Telecom Regulations of the PRC”), promulgated in 2000 by the State Council and most recently amended in 2016, provides a regulatory framework for telecommunications service providers in the PRC. As required by these regulations, a commercial telecommunications service provider in the PRC shall obtain an operating license from the Ministry of Industry and Information Technology or its counterparts at the provincial level prior to its commencement of operations.

The Telecom Regulations of the PRC categorize all telecommunication businesses in the PRC as either basic or value-added. The Catalog of Telecommunications Business, which was issued as an attachment to the Telecom Regulations of the PRC and most recently amended on June 6, 2019, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks, or Internet fall within class II value-added telecommunications services.

The Measures on Telecommunications Business Operating Licenses (2017 Version) promulgated by MIIT replaced and abolished its 2009 version. According to these measures, any approved telecommunications service provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. These measures further prescribe types of requisite licenses for VATS Licenses together with qualifications and procedures for obtaining such VATS Licenses. Beijing Kuke Music has obtained the VATS License.

Pursuant to the Administrative Measures on Internet Information Services, promulgated in 2000 and amended in 2011 by the State Council, commercial Internet information service providers, which mean providers of information or services to Internet users with charge, shall obtain the VATS License with the business scope of Internet information services, namely the Internet Content Provider License, from competent telecommunication authorities before providing any commercial Internet content services within the PRC. Beijing Kuke Music has obtained the Internet Content Provider License.

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated in 2001 and most recently amended in 2016 by the State Council. The regulations require foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and the Ministry of Commerce, or their authorized local counterparts, which retain considerable discretion in granting approvals.

In 2006, MIIT released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or MIIT Circular. MIIT Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunications business in China. Furthermore, under MIIT Circular, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in MIIT Circular and rectify such non-compliance, MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

Regulations on Transmitting Audio-Visual Programs through the Internet

In 2007, MIIT and the State Administration of Radio, Film and Television, or SARFT, jointly issued the Administrative Provisions on the Internet Audio-Video Program Service, or the Audio-Video Program Provisions, which came into effect in 2008 and was amended in 2015 by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT. The Audio-Video Program Provisions defines “Internet audio-video program services” as producing, editing and integrating audio-video programs, supplying audio-video programs to the public via the Internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing Internet audio-video program services must obtain an Audio and Video Service Permission, or the AVSP. Applicants for the AVSP shall be state-owned or state-controlled entities unless an AVSP has been obtained prior to the effectiveness of the Audio-Video Program Provisions in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. According to the Audio-Video Program Provisions and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-video program services shall not contain any illegal content or other content prohibited by laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that jeopardizes the sovereignty of the country or national security, and any content that disturbs social order or undermines social stability. A full copy of any audio-video program that has already been broadcasted shall be retained for at least 60 days. Movies, television programs and other media contents used as Internet audio-video programs shall comply with applicable administrative regulations on programs transmitted through radio, movie and television channels. Entities providing services related to Internet audio-video programs shall immediately remove the audio-video programs violating laws and regulations, keep relevant records, report to relevant authorities, and implement other regulatory requirements.

The Categories of the Internet Audio-Video Program Services, or the Audio-Video Program Categories, promulgated by SARFT in 2010 and amended in 2017, classifies Internet audio-video programs into four categories: (I) Category I Internet audio-video program service, which is carried out with a form of radio station or television station; (II) Category II Internet audio-video program service, including (a) re-broadcasting service of current political news audio-video programs; (b) hosting, interviewing, reporting, and commenting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (c) producing (interviewing not included) and broadcasting service of arts, entertainment, technology, finance and economics, sports, education, and other specialized audio-video programs; (d) producing and broadcasting service of Internet films or dramas; (e) aggregating and broadcasting service of films, television dramas and cartoons; (f) aggregating and broadcasting service of arts, entertainment, technology, finance and economics, sports, education and other specialized audio-video programs; and (g) live audio-video broadcasting service of cultural activities of common social organizations, sport events or other organization activities; and (III) Category III Internet audio-video program service, including (a) aggregating service of online audio-video content, and (b) re-broadcasting service of audio-video programs uploaded by Internet users; and (IV) Category IV Internet audio-video program service, including (a) re-broadcasting of radio or television program channels; (b) re-broadcasting of Internet audio-video program channels; and (c) re-broadcasting of live Internet audio-video program.

In 2016, the SAPPRFT issued the Circular on Relevant Issues Concerning Implementing the Approval Granting for Mobile Internet Audio-Video Program Services, or the Mobile Audio-Video Program Circular. The Mobile Audio-Video Program Circular provides that mobile Internet audio-video program services shall be deemed a type of Internet audio-video program services. Entities approved to provide mobile Internet audio-video program services may use mobile WAP websites or mobile applications to provide audio-video program services, but the types of the programs operated by such entities shall be within the permitted scope as provided in their AVSPs and the said mobile applications shall be filed with the SAPPRFT.

In 2016, the State Internet Information Office issued the Administrative Regulations on Online Live Streaming Services, or the Online Live Streaming Regulations. According to the Online Live Streaming Regulations, when providing Internet news information services, both online live streaming service providers and online live streaming publishers must obtain relevant licenses for providing Internet news information services and may only carry out Internet news information services within the scope of their AVSPs. All online live streaming service providers (whether or not providing Internet news information) must take certain actions to operate their services, including establishing platforms to monitor live streaming contents.

On November 18, 2019, Cyberspace Administration of China, the Ministry of Culture and Tourism of the PRC and the National Radio and Television Administration, jointly issued the Administrative Provisions on Network Audio and Video Information Services, which came into effect on January 1, 2020. According to the Administrative Provisions on Network Audio and Video Information Services, network audio and video information service providers shall strengthen the management of audio and video information released by network audio and video information service users to prevent the production and transmission of illegal content.

Regulations on Production and Operation of Radio and Television Programs

In 2004, the SAPPRFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, which was most recently amended in October 2018. Pursuant to these regulations, entities engaging in the production of radio and television programs must obtain the License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance with the approved scope as provided in their licenses. Beijing Kuke Music has obtained the License for Production and Operation of Radio and TV Programs.

Regulations on Online Publication

In 2016, the SAPPRFT and MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services. It defines "online publications" as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audio-visual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services. Under the Online Publishing Regulations, Internet operators distributing online publications via the Internet are required to obtain an Online Publishing Service Permit from the SAPPRFT. Beijing Kuke Music has obtained the Online Publishing Service Permit.

Regulations on Internet Culture Activities

Pursuant to the Interim Administrative Provisions on Internet Culture promulgated by the Ministry of Culture in 2011 and amended in 2017, Internet culture activities include (i) production, reproduction, import, release or broadcasting of Internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the Internet for spreading); (ii) distribution or publication of cultural products on the Internet, or sending cultural products through Internet, mobile communication network and other information networks to customer premise equipment such as computers, fixed telephones, mobile phones, radios, TV sets, game players, etc. as well as Internet bar and other Internet online service operating premises available for users to browse, read, appreciate, use or download such contents; and (iii) exhibitions, competitions and other similar activities concerning Internet culture products. The Interim Administrative Provisions on Internet Culture further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for the Online Culture Operating Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial Internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet culture activities and levy penalties including administrative warnings and fines up to RMB30,000. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music. Beijing Kuke Music has obtained the Online Culture Operating Permit.

Regulations on Online Music

In 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music. It provides that, among other things, an Internet music service provider must obtain an Online Culture Operating Permit. In 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective in 2016, which provides that Internet culture operating entities shall report the details of its self-monitoring activities to a nationwide administrative platform on a quarterly basis.

In 2010 and 2011, the Ministry of Culture greatly intensified its regulations on online music products by issuing a series of circulars regarding the online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products, which clarified that entities are subject to relevant penalties or sanctions by engaging in any of the following conducts: (i) providing online music products or relevant services without obtaining corresponding qualifications; (ii) importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

In 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that (i) all unauthorized music products on the platforms of online music service providers shall be removed prior to July 31, 2015, and (ii) the National Copyright Administration shall investigate and punish the online music service providers who continue to transmit unauthorized music products following July 31, 2015.

Regulations on Commercial Performances

The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people's government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people's government of a province, autonomous region or municipality directly under the central government. Such culture administrative department shall make a decision, within 20 days from the receipt of the application, on whether to approve the application; upon approval, a performance permit shall be issued to the applicant. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of eight to ten times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. BMF Culture holds the requisite commercial performance approvals and permits.

Regulations on Internet Security

In 2000, the Standing Committee of the National People's Congress enacted the Decision on the Protection of Internet Security, as amended in 2009, which provides that the following activities conducted through the Internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the Internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via the Internet; (d) spreading false or inappropriate commercial information; or (e) infringing on intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks in 1997 and amended it in 2011, which prohibits using the Internet to leak state secrets or to spread socially destabilizing contents.

In 2006, the Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the Internet, which requires that Internet service providers shall back up the records for at least 60 days. Also, Internet service providers shall (a) set up technical measures to record and keep the information as registered by users; (b) record and keep the corresponding relation between the Internet web addresses and intranet web addresses as applied by users; (c) record and follow up the net operation and have the functions of security auditing.

In 2010, MIIT promulgated the Administrative Measures for Communications Network Security Protection, which requires that all communication network operators including telecommunications service providers and Internet domain name service providers divide their own communication networks into units. The unit category shall be classified in accordance with the degree of damage to national security, economic operation, social order and public interest. In addition, the communication network operators must file the divisions and ratings of their communication network with MIIT or its local counterparts. If a communication network operator violates these measures, MIIT or its local counterparts may order rectifications or impose a fine up to RMB30,000 in case such violation is not duly rectified.

Regulations on Privacy Protection

In 2011, MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibits Internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform users of the means of collecting and processing personal information, the scope of contents, and purposes. In addition, Internet information service providers shall properly keep the personal information of users. If the preserved personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures and report any material leak to the telecommunications regulatory authority.

In 2012, the Decision on Strengthening Network Information Protection was promulgated by the Standing Committee of the National People's Congress. It emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires Internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent any leakage, damage or loss.

In 2013, MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users to enhance and enforce legal protection over user information security and privacy on the Internet. It requires Internet operators to take various measures to ensure the privacy and confidentiality of users' information.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People's Congress in 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security as required by applicable laws and refuses to take corrective measures will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users' personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

In 2016, the Standing Committee of the National People's Congress promulgated the Cybersecurity Law of the PRC, which came into effect in 2017. It requires that network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents and preserving relevant web logs for at least 6 months; (d) taking measures such as data classification, back-up and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information and obtain the consent of the persons whose data is gathered.

Regulations on Infringement upon Intellectual Property Rights via the Internet

The Civil Code of the PRC, which was adopted by the  National People's Congress in 2020 and became effective in 2021, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an online user conducts tortious acts by utilizing online services provided by the online service provider, the infringed party has the right to request such online service provider to take necessary measures, including deleting, blocking and disconnecting the access to the infringing content promptly. Upon receiving such request, the online service provider shall promptly inform the relevant online user and take necessary measures based on the prima facie evidence and the online service provided. Failure to take necessary measures in a timely manner upon receipt of notice of such infringement, such online service provider will be held jointly liable with the relevant online users for the additional damages that would have not been incurred if the online service provider took proper actions; and (iii) where the online service provider knows or ought to have known that online users are infringing upon the civil right or interest of a third party and fails to take necessary measures, the online service provider should be jointly liable for such infringement with the online users.

Regulations on Intellectual Property Rights

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is also a signatory to some major international conventions on the protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works, the Universal Copyright Convention in 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in 2001.

The Copyright Law of the PRC, adopted in 1990 and revised in 2001,2010 and further amended on October 17, 2020 and will be effective on June 1, 2021, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will be generally conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right and information network dissemination right, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of organizers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law of the PRC. For a piece of music works, it may involve the copyright of lyricists and of composers and the copyright-related interests of recording organizers and of performers.

The copyright holders may license others to exercise or assign all or part of their economic rights attaching to their works. The license can be made on an exclusive or nonexclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract.

Pursuant to the Copyright Law of the PRC and its implementing regulations, copyright infringers are subject to various civil liabilities, such as stopping infringing activities, issuing apologies to the copyright owners and compensating the copyright owners for damages resulting from such infringement. The damages should be calculated based on the actual loss or income made by an infringer.

The Provisional Measures on Voluntary Registration of Works, promulgated by the National Copyright Administration in 1994 and effective in 1995, provides for a voluntary registration system as administered by the National Copyright Administration and its local counterparts.

The Computer Software Copyright Registration Measures, promulgated by the State Council in 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the computer software copyright applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (2013 Revision).

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the National Copyright Administration and MIIT in 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an Internet content service provider must take remedial actions immediately by removing or disabling access to the infringing content. If an Internet content service provider knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms the public interest, the Internet content service provider could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

In 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended in 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require the Internet service provider to delete or disconnect the links to such works or recordings.

National Copyright Administration

The Copyright Law of the PRC provides that holders of copyrights or copyright-related rights may authorize a collective copyright management organization to exercise their copyrights or copyright-related rights. Upon authorization, the collective copyright administration organization is entitled to exercise the copyright or copyright-related rights in its own name for the holders of copyrights or copyright-related rights, and participate as a party in court or arbitration proceedings concerning the copyright or copyright-related rights. In 2013, the State Council promulgated the Regulations on Collective Administration of Copyright (2013 Revision). This set of regulations clarified that the collective copyright management organization is allowed to (i) enter into license agreement with users of copyright or copyright-related rights, (ii) charge royalties from users, (iii) pay royalties to holders of copyright or copyright-related rights, and (iv) participate in court or arbitration proceedings concerning the copyright or copyright-related rights. It is also provides that performance right, filming right, broadcasting right, rental right, information network dissemination right, reproduction right and other rights stipulated by the Copyright Law of the PRC, which are hard to be exercised effectively by the right holders, may be collectively administrated by a collective copyright administration organization. Foreigners and stateless persons may, through an overseas collective copyright management organization having a mutual representation contract with the collective copyright management organization in China, authorize the collective copyright management organization in China to manage copyright or copyright-related rights in China. The aforesaid mutual representation contract means a contract under which the collective copyright management organization in China and its overseas peers authorize each other to conduct collective copyright administration within their respective home countries or regions. In 1992, the National Copyright Administration and Chinese Musicians Association jointly established the Music Copyright Society of China.

Trademark

According to the Trademark Law of the PRC, adopted by the Standing Committee of the National People's Congress in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years from the date of registration, which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for the record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, and selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined, and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder's damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the Standing Committee of the National People's Congress adopted the Patent Law of the PRC, which was subsequently amended in 1992, 2000, 2008 and last amended on October 17, 2020 and will be effective on June 1, 2021. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention and a term of ten years with respect to a utility model or design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else such use will constitute an infringement of the rights of the patent holder.

Domain Names

In China, the administration of PRC Internet domain names is mainly regulated by MIIT, under the supervision of the China Internet Network Information Center. In 2017, MIIT promulgated the Measures on Administration of Internet Domain Names, which replaced the Measures on Administration of Domain Names for the Chinese Internet issued by MIIT in 2004. These measures adopt a "first to file' rule to allocate domain names to applicants and provide that MIIT shall supervise the domain names services nationwide and publicize the PRC domain name system. In 2012, the China Internet Network Information Center issued a circular to authorize a domain name dispute resolution institution acknowledged by the China Internet Network Information Center to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by MIIT became effective. It stipulates that an Internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of Internet-based information service providers; and the Internet access service providers shall not provide access services for those who fail to provide their real identity information.

Regulations on Taxation

Enterprise Income Tax

In 2007, the National People's Congress promulgated the Enterprise Income Tax Law of the PRC, which was most recently amended in December 2018. In 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was amended on April 23, 2019. Under these laws and regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the Enterprise Income Tax Law of the PRC and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the Enterprise Income Tax Law of the PRC, the enterprise income tax rate of an HNTE is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective in 2008 and amended in 2016, for each entity accredited as an HNTE, its HNTE status is valid for three years if it meets the qualifications for the HNTE on a continuing basis during such period. Beijing Kuke Music has been recognized as an HNTE.

Value-added Tax

The Provisional Regulations of on Value-added Tax of the PRC were promulgated by the State Council in 1993, came into effect in 1994 and were most recently amended in 2017. The Detailed Rules for the Implementation of Provisional Regulations of on Value-added Tax of the PRC were promulgated by the Ministry of Finance in 1993 and subsequently amended in 2008 and 2011. In 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of on Value-added Tax of the PRC, or Order 691. According to the above, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax. The value-added tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the value-added tax rate applicable to the small-scale taxpayers is 3%.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of Value-added Tax Rates, which became effective on May 1, 2018. According to the Circular on the Adjustment of Value-added Tax Rates, relevant value-added tax rates have been reduced from May 1, 2018, such as (i) value-added tax rates of 17% and 11% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 16% and 10%, respectively; (ii) value-added tax rate of 11% originally applicable to the taxpayers who purchase agricultural products is adjusted to 10% and so on.

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs issued the Announcement on Deepening Value-added Tax Reform, which became effective on April 1, 2019. According to the Announcement on Deepening Value-added Tax Reform, relevant value-added tax rates have been reduced from April 1, 2019, such as value-added tax rates of 16% and 10% applicable to the taxpayers who have value-added tax taxable sales activities or imported goods are adjusted to 13% and 9%, respectively and so on.

As of the date of this annual report, our PRC subsidiaries and consolidated affiliated entities are generally subject to value-added tax rates of 13%, 9% or 6%.

Dividend Withholding Tax

The PRC Enterprise Income Tax Law provides that since 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation in 2009, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the "Beneficial Owner" in Tax Treaties, which was issued on February 3, 2018 by the State Administration of Taxation, effective on April 1, 2018, when determining the applicant's status of the "beneficial owner" regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the "beneficial owner" shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers' Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

In 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. In 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

General Rules

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, promulgated by the State Council in 1996 and most recently amended in 2008. Under the regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate regulatory authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investment, repayment of foreign currency-denominated loans, repatriation of investment and investment in securities outside of China.

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, promulgated by the SAFE in 2012, which was further amended in 2015, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of the SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In 2015, the SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13. SAFE Circular 13 has simplified the procedure of foreign exchange-related registration by (i) canceling the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment and (ii) allowing foreign exchange registrations of foreign direct investment and overseas direct investment to be handled by the banks designated by the foreign exchange authority instead of the SAFE and its branches.

The Circular on the Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, was issued by the SAFE in 2015. It allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.

In 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Offshore Investment

The Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective in 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round-trip investment in China. Under SAFE Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investments, using legitimate domestic or offshore assets or interests, while "round-trip investment" refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contributions to an SPV, PRC residents or entities are required to register with the local SAFE branch.

Pursuant to SAFE Circular 13, PRC residents or entities can register with qualified banks instead of the SAFE or its local branch in connection with their establishment of an SPV.

An amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and SAFE Circular 13, misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

Regulations on Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject us and the participants to fines and legal sanctions.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Employment and Social Welfare

Employment

The principal regulations that govern employment and labor matters in the PRC include (i) the Labor Law of the PRC, which was promulgated by the Standing Committee of the National People's Congress in 1994, effective in 1995 and amended in 2009; (ii) the Labor Contract Law of the PRC, which was promulgated by the Standing Committee of the National People's Congress in 2007 and amended in 2012; (iii) the Implementing Regulations of the Labor Contract Law of the PRC, which was promulgated by the State Council on September 18, 2008. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employers are also prohibited from forcing employees to work above a certain time limit and employers shall pay employees for overtime work in accordance with national regulations.

Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC, which was promulgated by the National People's Congress of the PRC in 2010 and became effective in 2011, and other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. Any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hire. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall be only paid by employers while the contributions of basic pension insurance, medical insurance and unemployment insurance shall be paid by both employers and employees.

According to the Regulation on the Administration of Housing Fund promulgated by the State Council in 1999 and amended in 2002, employers are required to register at the designated administrative centers, open bank accounts for depositing employees' housing fund and make housing fund contributions for employees in the PRC. The employer who fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Regulations on Anti-Monopoly

The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People's Congress, which became effective in 2008, and the Guiding Opinions of the State Administration for Market Regulation on the Declaration of Concentration of Business Operators (2018 Revision) require that the anti-monopoly agency under the State Council shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

Pursuant to the Measures for Declaration of Concentration of Business Operators and the Measures for Examination and Approval of Concentration of Business Operators promulgated by the Ministry of Commerce in 2009, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

Regulations on M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

C	Organizational Structure

The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and VIEs as of the date of this annual report.

Notes:

(1)	The remaining 49% equity interest in Naxos China is held by Naxos International, which is ultimately controlled by independent third parties.
(2)

He Yu, Xingping Zuo, Jianming Jin and Kunshan Maidun Culture Industry Investment Enterprise (Limited Partnership) each holds 35.5%, 25.9%, 9.0% and 8.9% equity interests in Beijing Kuke Music, respectively. The remaining 20.7% equity interests in Beijing Kuke Music are held by other beneficial owners of our company.

(3)

Lung Yu, He Yu, Ningbo Huaqiang Ruizhe Investment Partnership (Limited Partnership), Tianjin Shengxin Enterprise Management Consulting Partnership (Limited Partnership) and Suzhou Fengqiao Jichu Chuangye Investment Partnership (Limited Partnership) and Zheng Tu each holds 38.5%, 23.1%, 15.4%, 15.4%, 6.2% and 1.4% equity interests in BMF Culture, respectively.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, Internet audio-video program services and certain other businesses. We are a company incorporated in the Cayman Islands. Kuke International and Beijing Lecheng, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we currently conduct our business in the PRC mainly through our VIEs based on a series of contractual arrangements. These contractual arrangements enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, (iii) and have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of our VIEs and, therefore, have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with IFRS.

The following is a summary of the currently effective contractual arrangements by and among each of our WFOEs, each of our VIEs and their respective shareholders.

Agreements That Provide Us with Effective Control over Our VIEs

Powers of Attorney.    Pursuant to the power of attorney entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music unconditionally and irrevocably appointed Kuke International or any person designated by Kuke International to act as their attorney-in-fact to exercise all of their rights as shareholders of Beijing Kuke Music, including, but not limited to, the right to propose to convene and attend shareholders' meetings, to execute meeting minutes and resolutions, to exercise voting rights on all matters that need to be discussed and resolved in shareholders' meetings, to dispose of the assets of Beijing Kuke Music, to resolve to dissolve and liquidate Beijing Kuke Music, to decide to transfer or otherwise dispose of the shares held by the shareholders in Beijing Kuke Music and to exercise all other shareholders' rights stipulated by PRC laws and regulations and the articles of association of Beijing Kuke Music. The shareholders' power of attorney will remain effective until terminated by Kuke International in writing or the equity interest in or all the assets of Beijing Kuke Music have been transferred to Kuke International or any person designated by Kuke International.

Beijing Lecheng, BMF Culture and its shareholders have also entered into a power of attorney regarding the exercise of all the shareholders' rights of the shareholders of BMF Culture, the terms of which are substantially similar to the power of attorney described above.

Equity Interest Pledge Agreements.    Pursuant to the equity interest pledge agreement entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music have pledged all of their respective equity interest in Beijing Kuke Music to guarantee the performance of the obligations by, and the representations, undertakings, and warranties provided by, Beijing Kuke Music and its shareholders under the exclusive consulting service agreement, exclusive intellectual property rights licensing agreement, exclusive option agreement and power of attorney (together with the equity interest pledge agreement, the "Cooperation Agreements"). In the event of a breach by Beijing Kuke Music or any of its shareholders of contractual obligations under the Cooperation Agreements, Kuke International, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Kuke Music and will have priority in receiving the proceeds from such disposal. Beijing Kuke Music and its shareholders also undertake that, without the prior written consent of Kuke International, the shareholders of Beijing Kuke Music will not create or allow any encumbrance on the pledged equity interests. As of the date of this annual report, the shareholders of our VIEs have completed the registration of their equity interest pledge.

Beijing Lecheng, BMF Culture and its shareholders have also entered into an equity interest pledge agreement, the terms of which are substantially similar to the equity interest pledge agreement described above, except that the relevant Cooperation Agreements do not include an exclusive intellectual property rights licensing agreement.

Agreements That Allow Us to Receive Economic Benefits from Our VIEs

Exclusive Consulting Service Agreements.    Pursuant to the exclusive consulting service agreement entered into between Kuke International and Beijing Kuke Music, Kuke International has the exclusive right to provide Beijing Kuke Music, its subsidiaries and investee companies with comprehensive management consulting services. Kuke International has the right to adjust the service fee at any time based on the services provided to Beijing Kuke Music. The exclusive consulting service agreement will remain irrevocable until both parties terminate the agreement in writing or Kuke International acquires all equity interests in or if all the assets of Beijing Kuke Music have been transferred to any person designated by Kuke International. Notwithstanding the above, Kuke International has the right to terminate the agreement at any time by issuing a 30 days' notice in writing, and Kuke International shall not be liable for any defaults for unilaterally terminating the agreement.

Beijing Lecheng and BMF Culture have also entered into an exclusive consulting service agreement, the terms of which are substantially similar to the exclusive consulting service agreement described above.

Exclusive Intellectual Property Rights Licensing Agreement.    Pursuant to the exclusive intellectual property rights licensing agreement entered into between Kuke International and Beijing Kuke Music, Kuke International agreed to license to Beijing Kuke Music certain intellectual property rights owned by Kuke International or being transferred to Kuke International by Beijing Kuke Music. After completion of the transfer of the relevant intellectual property rights, Kuke International shall license such intellectual property rights to Beijing Kuke Music at nil consideration. In addition, Beijing Kuke Music agreed to license all of its intellectual property rights (other than those already transferred to Kuke International) to Kuke International at nil consideration. The exclusive intellectual property rights agreement will remain effective for a term of ten years and shall be automatically renewed for successive terms of five years unless either party terminates the agreement by issuing a 30 days' notice in writing prior to the expiration of the term of the agreement.

Agreements That Provide Us with the Option to Purchase the Equity Interest in Our VIEs

Exclusive Option Agreements.    Pursuant to the exclusive option agreement entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music irrevocably granted Kuke International or any person designated by Kuke International an exclusive right to purchase from the shareholders of Beijing Kuke Music all or any part of their equity interest in and the assets of Beijing Kuke Music for a nominal price, or the lowest price permitted under applicable PRC laws. The exclusive option agreement will remain irrevocable until all parties terminate the agreement in writing or Kuke International acquires all equity interests in or if all the assets of Beijing Kuke Music have been transferred to any person designated by Kuke International. Notwithstanding the above, Kuke International has the right to terminate the agreement at any time by issuing a 30 days' notice in writing, and Kuke International shall not be liable for any defaults for unilaterally terminating the agreement.

Beijing Lecheng, BMF Culture and its shareholders have also entered into an exclusive option agreement, the terms of which are substantially similar to the exclusive option agreement agreement described above.

In addition, the spouse of certain shareholders of each of our VIEs, where applicable, has signed an undertaking (collectively, the "Spouse Undertakings") to the effect that, among others, (i) the shares of the relevant VIE held and to be held by each of the shareholders do not fall within the scope of communal properties, and (ii) he or she waives any rights or interests that may be granted to him or her under the applicable laws of any jurisdictions, and he or she undertakes not to claim such rights or interests. The spouse of certain shareholders of each of our VIEs, where applicable, has also consented to the arrangement of any equity interest held by his or her spouse under the Exclusive Option Agreement, the Exclusive Consulting Service Agreement, the Exclusive Intellectual Property Rights Agreement, where applicable, the Equity Interest Pledge Agreement and the Power of Attorney.

In the opinion of Tian Yuan Law Firm, our PRC counsel:

•	the ownership structures of our VIEs in the PRC and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and
•

the contractual arrangements among our WFOEs, our VIEs and their shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D	Facilities

Our corporate headquarters is located in Beijing, China. We lease office space from a third party and do not own any facilities of our own. We believe that these facilities are generally adequate to meet our current needs, although we expect to seek additional space as needed to accommodate future growth.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A	Operating Results

Factors Affecting Our Results of Operations

Our business and results of operations are influenced by general factors affecting the industries and markets where we operate, which include:

•	the overall economic growth in China;
•	the growth of the classical music licensing and subscription market, smart music education market and live classical music events market in China;
•	governmental policies and the regulatory environment for industries in which we operate; and
•	disease, global or localized health pandemic or epidemic or a similar public health threat, or the fear of such an event.

While our business is influenced by general factors affecting the industries in which we operate, our results of operations are more directly affected by company-specific factors, including the following major factors:

Ability to maintain and enrich our content offerings

We believe that our diverse and expansive library of classical music content is one of our core competitive advantages, enabling us to continuously attract customers and increase their spending. Our ability to maintain diverse and appealing content offerings hinges on our relationships with content providers, our in-house content production capabilities, our understanding of the changing tastes and preferences of existing and perspective customers and our ability to adjust our content offerings accordingly. We expect to continue to strengthen our relationships with content providers and invest in expanding and enriching our content offerings in order to sustain the growth of our content-centric ecosystem.

Ability to attract and retain customers and increase their spending

Our ability to attract and retain customers and increase their spending is critical to the continued success and growth of our business. Our ability to attract and retain licensing and subscription customers primarily depends on our ability to offer attractive content offerings and provide satisfactory services at competitive pricing. Our ability to attract and retain customers of our smart music education solutions primarily depends on the perceived effectiveness of our smart music education solutions, the attractiveness of our educational content offerings and our ability to adequately and promptly address their needs and optimize their user experience. Our ability to attract and retain sponsors for our live classical music events business primarily depends on the popularity of our events and the extent to which we can serve their marketing needs. We expect to continue to attract new customers, retain our existing customers and increase the spending of our customers through continuous efforts to offer them high-quality services and promptly adapt to their evolving needs.

Ability to expand our distribution network

We rely on distributors to establish collaboration with kindergartens for the offering of Kukey courses and to sell and market our institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems. We had 230 distributors for the promotion of Kukey courses as of December 31, 2020, sold Kuke smart pianos and Kuke smart music teaching systems to 55 distributors in 2020 and had 36 distributors for the promotion of our institutional music subscription services. Distributors of Kukey courses are entitled to 20% of the tuition paid by Kukey students. We also share institutional subscription fees with most of our distributors, which is approximately 40% of the subscription fees. The effectiveness of these distributors’ sales efforts and our revenue-sharing arrangements with them directly affect our financial condition. We expect that our selling and distribution expenses will increase as we continue to expand our distribution network.

Ability to manage our costs and operating expenses effectively

Our ability to manage and control our costs and expenses while continuing to grow our business is critical to the success of our business. Our cost of sales increased by 36.9% from RMB32.3 million in 2019 to RMB44.3 million (US$6.8 million) in 2020, and our cost of sales as a percentage of our revenue increased from 22.1 % to 27.2% during the same period. Our ability to manage and control cost of sales depends on, to a significant extent, content costs and hardware costs. Our total operating expenses increased by 158.9% from RMB48.7 million in 2019 to RMB126.1 million (US$19.3 million) in 2020, and our total operating expenses as a percentage of our revenue increased from 33.3% to 77.4% during the same period. We expect our operating expenses to increase due to the expansion of our business and the additional costs and expenses associated with becoming a public company. As our business model is highly scalable, we expect that the growing scale of our business will position us well to continue to improve our cost efficiency.

The COVID-19 pandemic

Beginning in January 2020, the COVID-19 pandemic and governmental measures imposed to contain its spread have disrupted and are expected to continue to affect our business. For example, postponed school and kindergarten reopenings caused the sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems and our institutional music subscription services to decline significantly in the first half of 2020. In addition, stay-at-home orders and prohibition of public gatherings have caused us to cancel the production of many on-ground, live classical music events. While these restrictions have largely been lifted in China, the number of live classical music events that we are able to organize has decreased significantly largely as a result of the general population's fears regarding contracting COVID-19, resulting in decreased ticket sales and sponsorship fees. Through online streaming of live classical music performances and additional pre-recorded performances, most of which are available to registered users of the BMF Club app for free, we have attracted new sponsors; however, we have also incurred higher content costs and IT expenditures associated with the streaming of these content. Furthermore, as a result of the widespread and detrimental effect that COVID-19 has had on the Chinese and global economy, the financial conditions of many of our subscribers and licensees, the government funding available to our live music events and government-affiliated customers, as well as the marketing budget of many of our live music events sponsors, have also decreased, making it more challenging for us to retain existing customers and attract new customers. Moreover, we have taken a series of measures in response to the outbreak of COVID-19 to protect our employees, including, among others, temporary closure of our offices, remote working arrangements and procurement of masks, hand sanitizers and other protective equipment for our employees, which reduced the capacity and efficiency of our operations and increased our operating expenses.

As COVID-19 has been gradually contained in China, sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems, institutional music subscription services and licensing services have also recovered, and we were able to resume organizing live classical music events in October 2020. In particular, our Kukey students grew by over 24,000 in the second half of 2020, as compared to 131 in the first half of 2020, and our smart music education revenue increased from RMB1.4 million (US$0.2 million) for the first half of 2020 to RMB57.4 million (US$8.8 million) for the second half of 2020. In addition, our licensing and subscription revenue increased from RMB14.6 million (US$2.2 million) for the first half of 2020 to RMB62.0 million (US$9.5 million) for the second half of 2020. However, due to the impact of COVID-19, BMF’s revenue decreased by from RMB61.2 million in 2019 to RMB27.1 million (US$4.1 million) in 2020, even though we were able to successfully host the 23rd Beijing Music Festival in 2021.

However, the ultimate impact of the COVID-19 pandemic on our business and results of operations is still unknown and will depend on its future developments, which are highly uncertain and cannot be predicted with confidence.

Key Components of Results of Operations

Revenue

Prior to the Acquisition, we derived our revenue from: (i) licensing and subscription; and (ii) smart music education. After the Acquisition, we have also derived revenue from live classical music events.

The following table sets forth the key components of our total revenue, in absolute amounts and as percentages of our total revenue, for the periods presented.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	90,324	59.3%	81,901	56.1%	76,583	11,737	47.0%
Smart music education	61,917	40.7%	64,153	43.9%	58,784	9,009	36.1%
Live classical music events	—	—	—	—	27,514	4,217	16.9%
Total	152,241	100.0%	146,054	100.0%	162,881	24,963	100.0%

(i)           Licensing and Subscription Revenue

Our licensing revenue is generated by licensing certain music copyrights to digital music service providers for digital streaming or downloading through their online platforms. Our licensees also include, to a much lesser extent, film and TV production companies, airlines and smart hardware companies. We generate licensing fees either on a fixed-payment basis or through a combination of minimum guarantee and periodic revenue sharing.

Our subscription revenue is generated from providing customers with the right to access music content databases through websites and mobile apps and from the sale of smart music devices. Our customers for database subscription services consist primarily of universities, colleges and public libraries that pay for the right of their respective students, faculty members or library patrons, as the case may be, to access the databases and, to a lesser extent, individuals. We also offer various smart music devices to institutional customers, allowing offline access to selected music content.

(ii)         Smart Music Education Revenue

We generate our smart music education revenue primarily from the sale of Kukey courses to kindergarten students and the sale of Kuke smart pianos, Kuke smart music teaching systems and piano accessories to distributors for them to resell to end customers. Students typically subscribe to our Kukey courses on a monthly, semester or school-year basis. We typically collect tuition directly from enrolled students and share part of the tuition fees with distributors who help us establish collaboration with kindergartens. All Kuke smart pianos are sold together with the pre-installed Kuke smart music teaching systems. We sell Kuke smart music teaching systems primarily along with Kuke smart pianos and also on a stand-alone basis.

(iii)        Live Classical Music Events

BMF generates (i) music festival events revenue primarily through service fees, sponsorship fees and ticket sales associated with the Beijing Music Festival; (ii) music performance revenue primarily through sponsorship fees and service fees for other events it organizes; and (iii) licensing revenue through the licensing of acquired and original content.

Cost of Sales

The following table sets forth the components of our cost of sales in absolute amounts and as percentages of our total cost of sales, for the periods presented.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	(20,342)	59.6%	(20,330)	62.9%	(8,725)	(1,337)	19.7%
Smart music education	(13,772)	40.4%	(12,013)	37.1%	(17,319)	(2,654)	39.1%
Live classical music events	—	—	—	—	(18,237)	(2,795)	41.2%
Total	(34,114)	100.0%	(32,343)	100%	(44,281)	(6,786)	100%

Cost of sales related to licensing and subscription consists primarily of royalties, equipment costs, set-up costs and amortization costs.

Cost of sales related to smart music education consists primarily of hardware costs, tuition fees shared with collaborating kindergartens, and depreciation costs.

Cost of sales related to live classical music events consists primarily of fees paid to artists, venue rental fees and other event production costs.

Other Income

Our other income consists primarily of foreign exchange gains, government grants and additional deduction of VAT input tax.

Operating Expenses

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our total operating expenses, for the periods presented.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and distribution expenses	(21,454)	30.9%	(18,252)	37.5%	(25,808)	(3,955)	20.5%
Administrative expenses	(45,025)	64.9%	(27,312)	56.1%	(65,018)	(9,964)	51.6%
Impairment losses on financial assets, Net	(2,875)	4.2%	(3,088)	6.3%	(35,240)	(5,401)	27.9%
Other operating expenses	(4)	—	(42)	0.1%	(18)	(3)	—
Total	(69,358)	100.0%	(48,694)	100.0%	(126,084)	(19,323)	100%

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of sales and marketing personnel costs, travel expenses, expenses attributable to general marketing and promotional activities, and tuition fees and institutional subscription fees shared with distributors.

Administrative Expenses

Our administrative expenses consist primarily of research and development costs, employee benefits expenses (including share-based payments), depreciation for right-of-use assets and property, plant, and equipment, and professional service fees.

Impairment Losses on Financial Assets

Our impairment losses on financial assets primarily include provisions of impairment for trade receivables and other receivables.

Finance Costs

Our finance costs consist primarily of loan interest and interest expense on lease liabilities.

Results of Operations

The following table sets forth a summary of the combined statements of profit or loss and other comprehensive income for both Kuke Music and BMF for the periods indicated. The pro forma results for the year ended December 31, 2019 give effect to the Acquisition as if it had occurred on January 1, 2019.

For the Years Ended December 31
	2018		2019			2020
	Kuke Music	BMF	Kuke Music	BMF	Pro Forma(1)	Kuke Music
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Revenue	152,241	24,628	146,054	61,160	206,865	162,881	24,963
Cost of sales	(34,114)	(21,331)	(32,343)	(37,856)	(69,850)	(44,281)	(6,786)
Gross profit	118,127	3,297	113,711	23,304	137,015	118,600	18,177
Other income	3,693	98	3,830	219	4,049	4,385	672
Selling and distribution Expenses	(21,454)	(1,121)	(18,252)	(1,661)	(19,913)	(25,808)	(3,955)
Administrative Expenses	(45,025)	(1,417)	(27,312)	(5,804)	(32,796)	(65,018)	(9,964)
Impairment losses on financial assets, net	(2,875)	(—)	(3,088)	(213)	(3,301)	(35,240)	(5,401)
Other operating Expenses	(4)	(—)	(42)	—	(42)	(18)	(3)
Operating profit/(loss)	52,462	857	68,847	15,845	85,012	(3,099)	(474)
Share of loss of a joint venture	—	—	—	—	—	(9)	(1)
Finance costs	(1,910)	(13)	(3,242)	(90)	(3,247)	(10,105)	(1,549)
Finance income	59	6	258	921	1,094	1,621	248
Profit/(loss) before tax	50,611	850	65,863	16,676	82,859	(11,592)	(1,776)
Income tax expense	(10,147)	(272)	(9,101)	(4,194)	(13,343)	(3,622)	(555)
Profit/(loss) for the year	40,464	578	56,762	12,482	69,516	(15,214)	(2,331)

________________
Note:

(1) The combined statement of profit or loss and other comprehensive income for 2019 is adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and BMF as if the Acquisition had occurred on January 1, 2019. The unaudited pro forma financial information includes the following adjustments related to the Acquisition: (i) the elimination of services revenue and cost of sales for services provided by Kuke Music to BMF, (ii) the elimination of sub-leasing arrangements between the Company and BMF, and (iii) the elimination of non-recurring transaction costs incurred during the year or period that are directly related to the Acquisition and the related income tax effects.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our total revenue increased by 11.5 % from RMB146.1 million in 2019 to RMB162.9 million (US$25.0 million) in 2020, primarily as a result of the acquisition of BMF.

Our licensing and subscription revenue decreased by 6.5 % from RMB81.9 million in 2019 to RMB76.6 million (US$11.7 million) in 2020, primarily due to the impact of COVID-19.

Our smart music education revenue decreased by 8.4% from to RMB64.2 million in 2019 to RMB58.8 million (US$9.0 million) in 2020, primarily due to the impact of COVID-19.

Cost of sales

Kuke Music

Our cost of sales increased by 36.9% from RMB32.3 million in 2019 to RMB44.3 million (US$6.8 million) in 2020, primarily as a result of the acquisition of BMF.

Our cost of sales for licensing and subscription decreased from RMB20.3 million in 2019 to RMB8.7 million (US$1.3 million) in 2020 primarily due to changed accounting treatment for one of our license agreements.

Our cost of sales related to smart music education increased by 44.2% from RMB12.0 million in 2019 to RMB17.3 million (US$2.7 million) in 2020, primarily due to increased depreciation costs associated with pianos placed at kindergartens and tuitions fees paid to distributors and kindergartens.

.

Gross profit

As a result of the foregoing, our gross profit increased by 4.3% from RMB113.7 million in 2019 to RMB118.6 million (US$18.2 million) in 2020. In particular, our gross profit from licensing and subscription increased by 10.2% from RMB61.6 million in 2019 to RMB67.9 million (US10.4 million) in 2020, and our gross profit from smart music education decreased by 20.5% from RMB52.1 million in 2019 to RMB41.5 million (US$6.4 million) in 2020.

Other income

Our other income increased by 14.5% from RMB3.8 million in 2019 to RMB4.4million (US$0.7 million) in 2020, primarily due to increased government grants.

Selling and distribution expenses

Our selling and distribution expenses increased by 41.4% from RMB18.3 million in 2019 to RMB25.8 million (US$4.0 million) in 2020, primarily attributable to increased promotional and advertising fees related to the 2020 Beijing Music Festival.

Administrative expenses

Our administrative expenses increased by 138.1% from RMB27.3 million in 2019 to RMB65.0 million (US$10.0 million) in 2020, primarily attributable to professional service fees related to our initial public offering and the recognition of share-based payment expenses.

Impairment losses on financial assets

Our impairment losses on financial assets increased by 1041.2% from RMB3.1 million in 2019 to RMB35.2 million (US$5.4 million) in 2020, primarily due to the impact of COVID-19.

Operating (loss) profit

As a result of the foregoing, we recorded operating loss of RMB3.1 million (US$0.5 million) in 2020, as compared to operating profit of RMB68.8 million in 2019.

Finance costs

Our finance costs increased by 211.7% from RMB3.2 million in 2019 to RMB10.1 million (US$1.5 million) in 2020, primarily due to increased interest expense arising from additional loans.

Finance income

Our finance income increased by 528.3% from RMB0.3 million in 2019 to RMB1.6 million (US$0.2 million) in 2020, primarily attributable to increased interest income.

Income tax expense

We recorded income tax expenses of RMB9.1 million in 2019 and RMB3.6 million (US$0.6 million) in 2020, as a result of operating gains during the period.

Loss for the year

As a result of the foregoing, we recorded loss of RMB15.2 million (US$2.3 million) in 2020, compared to profit of RMB56.8 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Kuke Music

Our total revenue decreased by 4.1% from RMB152.2 million in 2018 to RMB146.1 million in 2019, primarily as a result of decreased licensing and subscription revenue of RMB8.4 million, partially offset by increased smart music education revenue of RMB2.2 million.

Our licensing and subscription revenue decreased by 9.3% from RMB90.3 million in 2018 to RMB81.9 million in 2019, primarily due to the loss of two high grossing customers, which resulted in decreased subscription revenue of RMB12.5 million, partially offset by increased licensing revenue of RMB7.3 million generated from licensing additional content to new licensees.

Our smart music education revenue increased by 3.6% from RMB61.9 million in 2018 to RMB64.2 million in 2019. The increase was primarily attributable to increased sales of our Kukey courses and Kuke smart music teaching systems primarily as a result of the expansion of our distributor network and customer base.

BMF

BMF’s revenue increased by 148.3% from 24.6 million in 2018 to RMB61.2 million in 2019, primarily attributable to increased music festival revenue of RMB24.2 million, as well as RMB11.1 million generated from the launch of its copyright licensing business.

Cost of sales

Kuke Music

Our cost of sales decreased by 5.2% from RMB34.1 million in 2018 to RMB32.3 million in 2019, primarily as a result of decreased cost of sales related to our smart music education business.

Our cost of sales for licensing and subscription remained stable at RMB20.3 million in 2018 and 2019.

Our cost of sales related to smart music education decreased by 12.8% from RMB13.8 million in 2018 to RMB12.0 million in 2019, primarily due to lower hardware costs associated with decreased sales volume of Kuke smart pianos, as we started to place more Kuke smart pianos at kindergartens in 2019 to offer Kukey courses.

BMF

BMF’s cost of sales increased by 77.5% from RMB21.3 million in 2018 to RMB37.9 million in 2019, primarily due to increased production costs associated with the Beijing Music Festival.

Gross profit

As a result of the foregoing, our gross profit decreased by 3.7% from RMB118.1 million in 2018 to RMB113.7 million in 2019. In particular, our gross profit from licensing and subscription decreased by 12.0% from RMB70.0 million in 2018 to RMB61.6 million in 2019, and our gross profit from smart music education increased by 8.3% from RMB48.1 million in 2018 to RMB52.1 million in 2019.

BMF's gross profit increased by 606.8% from RMB3.3 million in 2018 to RMB23.3 million in 2019.

Other income

Our other income increased by 3.7% from RMB3.7 million in 2018 to RMB3.8 million in 2019, primarily due to increases in foreign exchange gains.

BMF’s other income increased by 123.5% from RMB0.1 million in 2018 to RMB0.2 million in 2019, primarily attributable to additional deductions of VAT input tax permissible under a favorable tax policy that went into effect in April 2019.

Selling and distribution expenses

Our selling and distribution expenses decreased by 14.9% from RMB21.5 million in 2018 to RMB18.3 million in 2019, primarily attributable to a decrease in selling and distribution headcount, especially with regard to our music subscription business.

BMF’s selling and distribution expenses increased by 48.2% from RMB1.1 million in 2018 to RMB1.7 million in 2019, primarily due to the increase of its selling and distribution headcount, salary increases to its selling and distribution personnel of RMB0.5 million, and increased advertising and promotional expenses of RMB73 thousand.

Administrative expenses

Our administrative expenses decreased by 39.3% from RMB45.0 million in 2018 to RMB27.3 million in 2019, primarily attributable to a significant decrease in professional service fees related to our capital raising activities in 2018.

BMF’s administrative expenses increased by 309.6% from RMB1.4 million in 2018 to RMB5.8 million in 2019, primarily due to increased salaries and labor costs of RMB2.2 million, increased professional service fees of RMB0.7 million and depreciation of RMB0.6 million.

Impairment losses on financial assets

Our impairment losses on financial assets increased by 7.4% from RMB2.9 million in 2018 to RMB3.1 million in 2019, primarily due to increased trade receivables as a result of our business growth.

Operating profit

As a result of the foregoing, our operating profit increased by 31.2% from RMB52.5 million in 2018 to RMB68.8 million in 2019.

BMF’s operating profit increased significantly from RMB0.9 million in 2018 to RMB15.8 million in 2019.

Finance costs

Our finance costs increased by 69.7% from RMB1.9 million in 2018 to RMB3.2 million in 2019, primarily due to interest incurred on a loan extended to us by Dahua Yonglong (Hainan) Hotel Management Co., Ltd. in 2019.

BMF’s finance costs increased from RMB13 thousand in 2018 to RMB90 thousand in 2019, primarily due to interest incurred on lease liabilities for its office space.

Finance income

Our finance income increased by 337.3% from RMB59 thousand in 2018 to RMB0.3 million in 2019, primarily attributable to increased interest income from bank deposits.

BMF’s finance income increased from RMB6 thousand in 2018 to RMB0.9 million in 2019, primarily attributable to interest income from a third-party loan.

Income tax expense

We recorded income tax expenses of RMB10.1 million in 2018 and RMB9.1 million in 2019, as a result of operating gains in such periods.

BMF recorded income tax expenses of RMB0.3 million in 2018 and RMB4.2 million in 2019, as a result of operating gains in such periods.

Profit for the year

As a result of the foregoing, our profit for the year increased by 40.3% from RMB40.5 million in 2018 to RMB56.8 million in 2019.

BMF’s profit for the year increased significantly from RMB0.6 million in 2018 to RMB12.5 million) in 2019.

Taxation

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, British Virgin Islands, Hong Kong and the PRC.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, our HK subsidiaries are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Prior to April 1, 2018, our HK subsidiary Gauguin Limited was subject to profits tax at a rate of 16.5%.

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. For the three years ended December 12, 2022, Beijing Kuke Music is eligible for the preferential enterprise income tax rate of 15% available to HNTEs. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

We are also subject to VAT at the rates of 6%, 13%, 16% and 17% in accordance with PRC laws.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiaries satisfy all of these requirements and file an application with the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the rate of 5%. If the preferential 5% tax rate is subsequently denied based on the review of the application by the relevant tax authority, our Hong Kong subsidiaries will be required to settle the underpaid taxes.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements included elsewhere in this annual report. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenue when control of the services or goods are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services or goods.

Licensing

We license content to the customers either on a fixed-payment basis or a minimum guarantee plus revenue-sharing basis. Fixed payment and minimum guarantees are recognized when the licensed content is made available for the customer's use and benefit, typically upon the transfer of the licensed content to the customer. For content that we license on a if-and-when-available basis, our performance obligation is satisfied over the specified licensing period. Royalties exceeding the minimum guaranteed amount are recognized when the usage of the licensed content exceeding specified thresholds occurs. Under the fixed-payment basis, payment is generally due within 90 to 365 days from transfer. Under the minimum guarantee plus revenue-sharing model, the minimum guarantee is generally due in seven to 365 days from the delivery of the music content specified in the license, and royalties from the revenue-sharing arrangement are calculated on a monthly or quarterly basis and is due within 30 days from the month or quarter end.

Subscription

We provide web-based and mobile-based music content database service to customers. Our performance obligation is to provide database access and related services over the duration of the contract. Such performance obligation is satisfied over the subscription period and payment is due within seven to 365 days after we begin to provide database access to the customer. Where we provide customers with offline access to selected music content through smart music devices, our performance obligation is satisfied upon the delivery of the devices and payment is generally due within one year from delivery.

Smart Music Education

We generate smart music education revenue from the sale of Kukey courses, Kuke smart pianos, Kuke smart music teaching systems and piano accessories. For the sale of Kukey courses, our performance obligation is satisfied over time as students attend the courses and payment is required before the courses are provided. For the sale of Kuke smart pianos, Kuke smart music teaching systems and piano accessories, revenue is recognized upon product delivery and payment is generally due within one year from delivery.

Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the PRC. We periodically evaluate the positions we take in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and make provisions where appropriate.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon the de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Note2.4 Changes in accounting policies and disclosures”of our consolidated financial statements included elsewhere in this annual report.

B	Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2018 and 2019 and 2020, our cash and cash equivalents were RMB31.1 million, RMB23.0 million and RMB25.7 million (US$3.9 million), respectively, consisting of cash on hand and demand deposits.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table sets forth a summary of our cash flows for the periods presented.

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statement of Cash Flows:
Net cash flows from operating activities	41,218	17,388	26,287	4,029
Net cash flows (used in) investing activities	(131,312)	(37,308)	(121,337)	(18,596)
Net cash flows from financing activities	107,526	11,802	97,759	14,982
Net increase/(decrease) in cash and cash equivalents	17,432	(8,118)	2,709	415
Cash and cash equivalents at the beginning of the year/period	13,696	31,128	23,010	3,526
Cash and cash equivalents at the end of the year/period	31,128	23,010	25,719	3,941

Operating Activities

Net cash flows used in operating activities for the year ended December 31, 2020 was RMB26.3 million (US$4.0 million). The difference between our loss before tax of RMB11.6 million (US$1.8 million) and the net cash used in operating activities was primarily due to (i) an adjustment of RMB74.5 million (US$11.4 million) in non-cash items, which primarily consists of impairment of trade receivables, share-based payment expenses and depreciation and amortizations; and (ii) a decrease of RMB29.0 million (US$4.4 million) in working capital. Changes in working capital for the year ended December 31, 2020 primarily consist of an increase of an increase of RMB25.9 million (US$4.0 million) in trade receivables, which is primarily due to the growth of our smart music education business.

Net cash flows generated from operating activities for the year ended December 31, 2019 was RMB17.4 million. The difference between our profit before tax of RMB65.9 million and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB12.7 million in non-cash items, which primarily consists of amortization of intangible assets and depreciation of right-of-use assets; and (ii) a decrease of RMB53.7 million in working capital. Changes in working capital for the year ended December 31, 2019 primarily consist of an increase of RMB67.4 million in trade receivables, which is primarily due to the growth of our smart music education business, and an increase in prepayments, other receivables and other assets of RMB41.0 million, which were partially offset by an increase of RMB42.4 million in other payables and accruals.

Net cash flows generated from operating activities for the year ended December 31, 2018 was RMB41.2 million. The difference between our profit before tax of RMB50.6 million and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB10.1 million in non-cash items, which primarily consists of impairment of trade receivables, amortization of intangible assets, depreciation of right-of-use assets and finance costs; and (ii) a decrease of RMB12.3 million in working capital. Changes in working capital for the year ended December 31, 2018 primarily consist of an increase of RMB31.5 million in trade receivables, which was partially offset by an increase of RMB13.2 million in other payables and accruals.

Investing Activities

Net cash flows used in investing activities was RMB121.3  million (US$18.6 million) for the year ended December 31, 2020, primarily due to the purchase of intangible assets of RMB106.1 million (US$16.3 million), an advance to a related party of RMB18.5 million (US$2.8 million) and purchase of  property, plant and equipment of RMB10.1 million (US$1.6 million), partially offset by repayment from related parties of RMB17.4 million (US$2.7 million). .

Net cash flows used in investing activities was RMB37.3 million for the year ended December 31, 2019, primarily due to an increase in deposits paid for intangible assets of RMB42.4 million, which were partially offset by a refund of pledged bank deposits of RMB36.9 million.

Net cash flows used in investing activities was RMB131.3 million for the year ended December 31, 2018, primarily due to the purchase of intangible assets of RMB64.7 million, a decrease in a pledged deposit of RMB36.9 million and an increase in deposits paid for intangible assets of RMB28.0 million.

Financing Activities

Net cash flows generated from financing activities was RMB97.8 million (US$15.0 million) for the year ended December 31, 2020, primarily due to issuance of ordinary shares of RMB90.4 million (US$13.9 million) and proceeds from bank borrowings of RMB10.0 million (US$1.5 million).

Net cash flows generated from financing activities was RMB11.8 million for the year ended December 31, 2019, primarily due to proceeds from other borrowings of RMB50.0 million, which were partially offset by repayment of bank borrowings of RMB39.7 million.

Net cash flows generated from financing activities was RMB107.5 million for the year ended December 31, 2018, primarily due to proceeds from issuance of ordinary shares of RMB77.1 million and proceeds from bank borrowings of RMB39.7 million.

Capital Expenditures

Our capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets , deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary. Our capital expenditures were RMB96.3 million, RMB89.5 million and RMB159.5 million (US$24.4million) in 2018, 2019 and 2020, respectively. We will continue to make capital expenditures to support the growth of our business.

C	Research and Development

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E	Off Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2020:

		Payment Due by December 31, 2020
	On Demand	Less than 1 year	More than 1 year	Total
		(RMB in thousands)
Interest-bearing loans and borrowings	10,000	54,306	—	64,306
Lease liabilities	—	8,263	13,515	21,778
Trade payables	—	27,310	—	27,310
Other payables and accruals	—	29,485	—	29,485

Other than those shown above, we have certain capital and other commitments as of December 31, 2020.  See “Note 30 - Commitments” for our commitments.

G	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
He Yu	47	Chief Executive Officer and Chairman of the Board
Lung Yu	56	Director
Yu Chen	48	Director
Xingping Zuo	56	Director
Peixian Tan	37	Director
Bin Yu	50	Independent Director Nominee

Name	Age	Position/Title
Dong Lan	66	Independent Director Nominee
Li Sun	43	President
Hoi Tung Chan	50	Chief Financial Officer

Mr. He Yu is our founder and has served as our Chief Executive Officer since our inception and Chairman of the Board since January 2018. Mr. Yu currently serves as the deputy head of the Emerging Music Community Working Committee of the Chinese Musicians Association. Mr. Yu received his musical training at the Duisburg Conservatory of Music and an executive MBA degree from the Montpellier Business School in 2020.

Mr. Lung Yu has served as our Director since July 2020. Mr. Yu is the founder of the Beijing Music Festival and has served as the director of Beijing Music Festival Culture Communications Co., Ltd. since November 2018. As one of the most preeminent Chinese conductors, Mr. Yu has served as the Vice Chairman of the Chinese Musicians Association since 2019 and was recognized as “the most powerful figure in China’s Western classical music scene” by The New York Times. Mr. Yu is currently the Artistic Director & Chief Conductor of the China Philharmonic Orchestra, the Music Director of the Shanghai Symphony Orchestra and the Music Director of the Guangzhou Symphony Orchestra. Over the years, Mr. Yu has received numerous prestigious honors and distinctions for his musical and cross-cultural contributions, including the Arts Patronage Award of the Montblanc Cultural Foundation in 2002, L’onorificenza di commendatore awarded by the Italian President in 2005, France’s highest honour of merit la Légion d’Honneur in 2014, the Global Citizen Award by the Atlantic Council and the Sanford Medal by Yale University’s College of Music in 2015, and the Order of Merit of the Federal Republic of Germany in 2016. Mr. Yu was also elected a Foreign Honorary Member of the American Academy of Arts and Sciences in 2016. Mr. Yu received his bachelor's degree from the Shanghai Conservatory of Music in 1987 and master's degree in conducting from the Universität der Künste Berlin in 1992.

Mr. Yu Chen has served as our Director since January 2018. Mr. Chen has served as the general manager of Shanghai Huaqiang Equity Investment Management Co., Ltd. since November 2015, responsible for managing its equity investment portfolio. Prior to that, Mr. Chen held various other managerial positions specializing in finance, accounting and equity investments, including, among others, the deputy general manager at Dahua (Group) Co., Ltd. and the deputy finance manager at Dahua Group Dalian Asset Management Co., Ltd. Mr. Chen received his bachelor's degree from the Open University of China in 2005.

Mr. Xingping Zuo has served as our Director since January 2018. Mr. Zuo has served as the chairman of Anhui Huanbowan High Speed Steel Mill Roll Co., Ltd. since February 2017 and the chairman and general manager of Beijing Zhengda Ziyuan Co., Ltd. since November 2016. Mr. Zuo's previous positions include, among others, vice president at Shanghai Zhengda Investment Development Co., Ltd., Huaan Securities Co., Ltd. and Xingye Securities Co., Ltd. Mr. Zuo received his bachelor's degree from Renmin University of China in 1986 and master's degree from the Graduate School of the People's Bank of China in 1990.

Mr. Peixian Tan has served as our Director since January 2018. Mr. Tan joined us in 2005 and has served as a vice president of Beijing Kuke Music since 2016 and the general manager of BMF Culture since 2020. Prior to joining us, Mr. Tan served as an operations manager at Beijing Qingdian Wanwei Technology Co., Ltd., specializing in telecommunication products. Mr. Tan received an associate’s degree in computer science from Beijing Chaoyang Vocational University in 2003.

Ms. Bin Yu has served as our Director since January 2021. Ms. Yu served as the chief financial officer at LAIX Inc. (NYSE: LAIX) from September 2017 to January 2020, InnoLight Technology Corporation from January 2015 to April 2017, Star China Media Limited from May 2013 to January 2015 and Tudou Holdings Limited from January 2012 to April 2013, where she was the vice president of finance from 2010 to 2011. Ms. Yu also served as the senior vice president of Youku Tudou Inc. from August 2012 to April 2013 and worked at KPMG from 1999 to 2010. Currently, Ms. Yu also serves as an independent director of Baozun Inc. (Nasdaq: BZUN), GDS Holdings Ltd. (Nasdaq: GDS), Zero2IPO Holdings Inc. (SEHK: 01945) and iDreamSky Technology Holdings Limited (SEHK: 1119). Ms. Yu holds a bachelor's degree from Xi’an Foreign Language University, master's degrees in accounting and in education from the University of Toledo and an EMBA degree from Tsinghua University and INSEAD. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of the American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Dong Lan has served as our Director since January 2021. Mr. Lan is the Chief Executive Officer of Sino Laurel Capital, Ltd., a finance and management advisory firm that provides financial and management consulting services. Prior to that, Mr. Lan was the Chief Representative and Counsel at the Beijing office of Bryan Cave LLP from April 2008 to April 2011 and the CEO of Grand Aura, Ltd., a consulting firm providing advice on overseas projects involving major EPC contractors, capital equipment exporters or financial institutions, from 2005 to 2008. Mr. Lan also practiced law at Hogan Lovells, Squire, Patton, Boggs and Torys LLP for over ten years. Mr. Lan received his J.D. degree from St. Louis University School of Law, M.A. in International Relations from the Foreign Affairs College, China, and B.A. from Shandong University.

Ms. Li Sun has served as our President since June 2020 and the chief executive officer of Naxos China since May 2016. From August 2008 to May 2016, Ms. Sun held various positions at Sony Music Entertainment (China), including deputy general manager and digital business director, and was responsible for managing digital distribution, physical sales, marketing and classical Artists and Repertoire. Prior to that, Ms. Sun worked for the International Affairs Bureau of the Ministry of Culture of China, serving as a supervisor from 1999 to 2004 and senior project manager from 2004 to 2008. Ms. Sun received her bachelor's degree from Beijing Foreign Studies University in 1999.

Mr. Hoi Tung Chan has served as our Chief Financial Officer since April 2020. Prior to joining us, Mr. Chan worked at various global investment banks, such as Credit Suisse, Standard Chartered and Rabobank, primarily responsible for initial public offerings, financing and mergers and acquisitions. With over 20 years of business, financial and investment experience, Mr. Chan holds the AICPA, CMA and CFA designations. Mr. Chan received his bachelor's degree in accounting from the Chinese University of Hong Kong in 1993 and master's degree from the University of Illinois in 1994.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period that will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including, but not limited to, the committing of any serious or persistent breach or nonobservance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive's position, willful disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer's material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with written notice three to six months prior.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets that they made, discovered, conceived, developed or reduced to practice during the executive officer's employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world that the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer's employment with us that either are related to our business, actual or demonstrably anticipated research or development or any of our services being developed, manufactured, marketed or sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following the termination of his or her employment or the expiration of the employment agreement, (i) carry on or be engaged, concerned or interested in, directly or indirectly, whether as shareholder, director, employee, partner or agent, or otherwise carry on, any business in direct competition with us, (ii) solicit or entice away any of our business partners, representatives or agents, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

B	Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB 8.2 million (US$1.3 million) in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2020 Share Incentive Plan

In October 2020, our board of directors approved the 2020 Share Incentive Plan to attract and retain key employees, directors and consultants. The maximum aggregate number of Class A ordinary shares that may be issued under the 2020 Plan is 1,227,000. As of the date of this annual report, 1,125,334 share options and 101,666 restricted shares have been granted and outstanding. As of the date of this report, the underlying Class A ordinary shares issuable under the Share Incentive Plan were held by Nomadic Hunters Limited and Renaissance Gold Limited.

The following paragraphs describe the principal terms of the 2020 Plan.

Plan administration.    Our board of directors or a committee of one or more members of the board of directors will administer the 2020 Plan. The plan administrator has discretionary authority, subject only to the express provisions of plan, to interpret the plan, to adopt such rules for the administration, interpretation and application of the plan as are not inconsistent therewith, to interpret, amend or revoke any such rules and to amend any award agreement to the extent that the holder's rights are not adversely affected.

Types of awards.    The 2020 Plan permits the award of share options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Award agreements.    Awards granted under the 2020 Plan are evidenced by an award agreement entered into between the Company and the grantee that sets forth the terms and conditions for each award, which may include the term of the award, the provisions applicable in the event that the grantee's employment or service terminates, and our authority to amend, modify, suspend, cancel or rescind the award.

Eligibility.    The plan administrator will select participants under the 2020 Plan from key employees, consultants and non-employee directors.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards.    The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment.    Unless terminated earlier, the plan has a term of ten years from its date of effectiveness. The administrator may amend, suspend or terminate the plan at any time and from time to time. Except as provided in the plan or any award agreement, no amendment, suspension or termination of the plan shall, without the consent of the holder, impair any rights or obligations under any award theretofore granted or awarded.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares under outstanding options that we have granted to our directors and executive officers under the 2020 Share Incentive Plan.

Name	Class A Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
He Yu	175,285	0.01	October 30, 2020	October 30, 2030
Lung Yu	175,285	0.01	October 30, 2020	October 30, 2030
Peixian Tan	133,217	0.01	October 30, 2020	October 30, 2030
All directors and executive officers as a group	483,787	0.01	October 30, 2020	October 30, 2030

On October 30, 2020, we also granted 101,666 restricted shares of our Class A ordinary shares to our President, Li Sun, with an exercise price of $0.01 per share, which will expire on October 30, 2030.

In addition, pursuant to the employment agreement of Chief Financial Officer, Hoi Tung Chan, we have granted Mr. Chan an option to purchase, for an aggregate exercise price of $7.5 million, our Class A ordinary shares in the cumulative amount of (i) up to 1% of our total outstanding share capital six months after listing, (ii) up to 2% of our total outstanding share capital 12 months after listing, (iii) up to 2.5% of our total outstanding share capital 18 months after listing, and (iv) up to 3% of our total outstanding share capital 24 months after listing, provided that Mr. Chan is an employee or consultant of our Company at the time of exercise. The options will expire on the fourth anniversary of the completion of our initial public offering.

As of the date of this annual report, our employees other than our directors and executive officers as a group hold options to purchase 641,547 Class A ordinary shares, with an exercise price of US$0.01 per share, which will expire on October 30, 2030.

C	Board Practices

Committees of the Board

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. Each committee's members and functions are described below.

Audit Committee

Our audit committee consists of Bin Yu and Dong Lan, and is chaired by Bin Yu. Bin Yu and Dong Lan satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Bin Yu qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
•

reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;
•	periodically reviewing and reassessing the adequacy of our audit committee charter;
•	meeting periodically with the management, our internal auditor and our independent registered public accounting firm;
•	reporting regularly to the full board of directors;
•	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and
•	handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Dong Lan and He Yu and is chaired by Dong Lan. Dong Lan satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other executive officers;
•	reviewing the total compensation package for our employees and recommending any proposed changes to our management;
•	reviewing and recommending to the board with respect to the compensation of our directors;
•	reviewing annually and administering all long-term incentive compensation or equity plans;

•	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person's independence from management; and
•	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dong Lan, Bin Yu and He Yu, and is chaired by Dong Lan. Dong Lan and Bin Yu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•

advising the board periodically with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. A retiring director shall be eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed pursuant to our second amended and restated memorandum of association. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

D	Employees

As of December 31, 2018, 2019 and 2020, we had 130, 108 and 132 full-time employees, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2020.

	As of December 31, 2020
	Number	% of Total
Operations	34	25.8%
Sales and marketing	10	7.6%
Research and development	53	40.2%
Management and administration	35	26.4%
Total	132	100.0%

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into employment agreements with our full-time employees that contain standard confidentiality and non-competition provisions. In addition to salaries and benefits, we provide performance-based bonuses for our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

E	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares as of the date of this annual report, by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on (i) 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares outstanding on an as-converted basis outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership*	% of Aggregate Voting Power***
Directors and Executive Officers†:
He Yu(1)	—	5,914,297	20.0%	56.8%
Lung Yu(2)	—	2,366,801	8.0%	22.7%
Yu Chen	—	—	—	—
Xingping Zuo(3)	4,201,335	—	14.2%	4.6%
Peixian Tan(4)	*	—	*	*
Li Sun	—	—	—	—
Hoi Tung Chan	—	—	—	—
All Directors and Executive Officers as a Group	4,201,335	8,281,098	42.2%	83.6%
Principal Shareholders:
Lebon Holding Limited(5)	—	4,793,620	16.3%	46.1%
Musence Limited(6)	4,201,335	—	14.3%	4.0%
Jianmin Jin(7)	3,299,442	—	11.2%	3.2%
Supertonic Limited(8)	—	1,867,801	6.3%	17.9%
Eichent Limited(9)	1,643,511	—	5.6%	1.6%
Million Profit International Holdings Limited(10)	1,499,423	—	5.1%	1.4%
China Cultural and Entertainment Fund L.P(11)	1,359,651	—	4.6%	1.3%

Notes:

*	Less than 1%.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding as of the date of this annual report and (ii) the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†

Except as indicated otherwise below, the business address of our directors and executive officers is Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, 100024, People's Republic of China.

(1)	Represents 4,793,620 Class B ordinary shares held by Lebon Holding Limited, a British Virgin Islands company wholly owned by Mr. He Yu, and 1,120,677 Class B ordinary shares held by

FutureMuse Limited, a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited and FutureMuse Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)

Represents 499,000 Class B ordinary shares directly held by Mr. Lung Yu and 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)

Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)

Represents 98,548 Class A ordinary shares held by NBAMF HOLDING LIMITED, a British Virgin Islands company wholly owned by Mr. Peixian Tan. The registered address of NBAMF HOLDING LIMITED is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)

Represents 4,793,620 Class B ordinary shares held by Lebon Holding Limited, a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)

Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)

Represents 2,282,428 Class A ordinary shares held by Huaqiang Capital Limited, a British Virgin Islands company wholly owned by Mr. Jianming Jin, 747,118 Class A ordinary shares held by Huayin Culture Limited, a British Virgin Islands company wholly owned by Mr. Jianming Jin, and 269,896 Class A ordinary shares held by Million Profit International Holdings Limited through Rich International Development Limited, a Hong Kong company wholly owned by Mr. Jianming Jin. The registered address of Huaqiang Capital Limited, Huayin Culture Limited and Rich International Development Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Rich International Development Limited is 14/F, Chun Wo Commercial Centre, 25 Wing Wo Street, Central, Hong Kong.

(8)

Represents 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(9)

Represents 1,643,511 Class A ordinary shares held by Eichent Limited, a British Virgin Islands company wholly owned by Mr. Liping Qiu. The registered address of Eichent Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(10)

Represents 1,499,423 Class A ordinary shares held by Million Profit International Holdings Limited, a Hong Kong company controlled by Mr. Huiming Jin. The registered address of Million Profit International Holdings Limited is Unit 1702B, 17/F, Fortress Tower, 250 King's Road, North Point Hong Kong.

(11)

Represents 1,359,651 Class A ordinary shares held by China Cultural and Entertainment Fund L.P, a Cayman Islands exempted limited partnership controlled by Syzygy Partner (Cayman) Limited. The registered address of China Cultural and Entertainment Fund L.P is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

As of the date of this annual report, none of our outstanding ordinary shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. To our knowledge, as of March 31, 2021, a total of 5,000,000 Class A ordinary shares were held by one record holder in the United States. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B	Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation.”

Transactions with Other Related Parties

On June 1, 2019, Beijing Kuke Music and BMF Culture entered into a lease agreement, pursuant to which Beijing Kuke Music subleased parts of the office space it leased from a third party to BMF Culture. The total rental expenses arising from the lease agreement in 2019 was RMB0.5 million, which was settled in December 2019. Beijing Kuke Music and BMF Culture entered into another lease agreement for calendar year 2020 for a consideration of RMB1.1 million (US$0.2 million). The total rental expenses arising from the lease agreement in 2020 was RMB1.1million, which has not been settled as of the date of this annual report.

On October 28, 2020, we entered into a loan agreement with a company controlled by our Chief Executive Officer and Chairman of the Board He Yu, Shigoo Limited, pursuant which we borrowed a one-year loan of RMB7.2 million (US$1.1 million) from Shigoo Limited on an interest-free basis. The loan was repaid in January 2021.

On September 11, 2020, we entered into a loan agreement with Shanghai Xuanshi Culture Communication Co., Ltd., a company of which we hold 50% equity interests, pursuant to which we lent a one-year loan of RMB1.1 million (US$0.2 million) to Shanghai Xuanshi Culture Communication Co., Ltd. on an interest-free basis. As of the date of this annual report, the amount has not been settled.

C	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION
A	Consolidated Statements and Other Financial Information

We have appended audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

Dividend Policy

We do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future after our initial public offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors (“Board”) has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. Dollars.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

B	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9	THE OFFER AND LISTING
A	Offering and Listing Details

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the New York Stock Exchange since January 12, 2021 under the symbol “KUKE.”

B	Plan of Distribution

Not applicable.

C	Markets

Our ADSs have been listed on the New York Stock Exchange since January 12, 2021 under the symbol “KUKE.”

D	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION
A	Share Capital

Not applicable.

B	Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion

Each Class B ordinary share is convertible into an equal number of Class A ordinary shares at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution, provided that no dividend may be declared by our shareholders that exceeds the amount recommended by our directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our board of directors determines is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to a poll vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to a poll vote at general meetings of the Company. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in the second amended and restated memorandum and articles of association. Voting at any shareholders' meeting is by show of hands unless a poll is demanded, and on a poll every shareholder shall have one vote for every share of which he is the holder. A poll may be demanded by the chairman of such meeting or any shareholder present in person or proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting, or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders' annual general meetings. Our second amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders' general meetings may be convened by a majority of our board of directors. Advance notice of at least ten days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association.

Transfer of Ordinary Shares.    Subject to the restrictions set out in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, which shall be executed by or on behalf of the transferor and, if the directors so require, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company's profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase. Any amount of premium payable on the purchase over the par value of the shares to be repurchased must be paid out of profits or the share premium account. Subject to our second amended and restated memorandum and articles of association and the Companies Act, our company may also repurchase shares out of capital, if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class) shall only be materially adversely varied with the consent in writing of all the holders of the issued shares or with the sanction of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights, including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.    Our second amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights and voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.    Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association only for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company, except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

E	Taxation

The following summary of Cayman Islands, the PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty with the United Kingdom in 2010 but Otherwise is not a party to any double tax treaties that are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and core management departments that are responsible for daily production, operation and management; (b) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders' meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to an investment in our ADSs or Class A ordinary shares by a United States Holder (as defined below) that acquires our ADSs. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or IRS,

and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and alternative minimum tax or other non-income tax considerations, or any state, local or non-United States tax considerations, relating to an investment in our ADSs or Class A ordinary shares.

Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons to the extent such tax consequences or reporting obligations arise from holding our ADSs or Class A ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States and does not describe any tax considerations arising in respect of the Foreign Account Tax Compliance Act, or FATCA.

This discussion applies only to a United States Holder (as defined below) that holds our ADSs or Class A ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	Banks and certain other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	brokers or dealers in stocks and securities, or currencies;
•	persons that use or are required to use a mark-to-market method of accounting;
•	certain former citizens or residents of the United States subject to Section 877 of the Code;
•	entities subject to the United States anti-inversion rules;
•	tax-exempt organizations and entities;
•	persons whose functional currency is other than the United States dollar;
•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our total voting power or value;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

•

persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to our initial public offering that closed on January 14, 2021.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding our ADSs or ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a "United States Holder" is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (as defined under the Code) have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs should not be subject to United States federal income tax.

Dividends and Other Distributions on our ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution that we make to you with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own our Class A ordinary shares, or by the depositary, if you own our ADSs.

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a "dividend" for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to "qualified dividend income," if the dividends are paid by a "qualified foreign corporation" and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program.

Under a published IRS Notice, common shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our Class A ordinary shares). Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying Class A ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on our Class A ordinary shares that are represented by our ADSs, but not on our Class A ordinary shares that are not so represented, will be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year). In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “—PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC or, the Treaty. If we are eligible for such benefits, then dividends that we pay on our Class A ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year).

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) Class A or if such United States Holder elects to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

A non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. As noted below, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020. You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to our ADSs or Class A ordinary shares.

Any PRC withholding taxes imposed on dividends paid to you with respect to our ADSs or Class A ordinary shares (at a rate not exceeding the applicable rate provided in the Treaty if you are eligible for Treaty benefits) generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to the ADSs or Class A ordinary shares generally will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. In lieu of claiming a credit, you may elect to deduct such PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of our ADSs or Class A Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in our ADSs or Class A ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held our ADSs or Class A ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or Class A ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our ADSs or Class A ordinary shares (see “—PRC Taxation”), then a United States Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the nature composition and income and assets, the value of our assets and the nature of our business operations, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020. The determination of PFIC status for a taxable year is based on an annual determination that cannot be made until the close of such taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We cannot assure you that the IRS will not take a position contrary to any position that we take. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of our gross income for such year is passive income; or
•	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, (i) passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), (ii) cash is treated as a passive asset and (iii) our goodwill is treated as an active asset to the extent its value is attributable to business activities that produce active income. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. We hold a substantial amount of cash, licensed music content and other assets treated as producing passive income. In addition, we earn a substantial amount of royalties (which for this purpose are treated as passive income)

from licensing music content to online music entertainment platforms and digital music service providers, as well as film and TV production companies, airlines and smart hardware companies. If the percentage of our assets treated as producing passive income or the amount of royalty income we earn from licensing music content increases, we may be more likely to be a PFIC for one or more taxable years.

Although the law in this regard is unclear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for one or more taxable years.

Changes in the value of our assets or the nature or composition of our income or assets may cause us to be or become a PFIC for one or more taxable years. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we will take into account our market capitalization. Among other matters, if our market capitalization declines, we may be more likely to be treated as a PFIC for one or more taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our assets (including our goodwill and other unbooked intangibles), which may make it more likely that we are a PFIC for one or more taxable years. In addition, it is not entirely clear to what extent the value of our goodwill may be treated as active, because some of our business activities generate passive royalty income whereas other of our business activities generate active income.

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or Class A ordinary shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to such ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold such ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any "excess distribution" you receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, then, unless you make a "mark-to-market" election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any "excess distribution" that you receive from us and any gain that you recognize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares and any of our non-United States subsidiaries that are corporations for United States federal income tax purposes (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You are strongly encouraged to consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or Class A ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or Class A ordinary shares constitute "marketable stock." Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, as long as our ADSs remain listed on the New York Stock Exchange and are regularly traded, and you are a holder of such ADSs, we expect that the mark-to-market election would be available to you for each taxable year for which we are PFIC, but no assurances are given in this regard.

If a mark-to-market election is available to you and you make the election, you will include as ordinary income in each taxable year the excess of the fair market value of your ADSs at the end of such taxable year over your adjusted tax basis in such ADSs. You will be entitled to deduct as an ordinary loss in each taxable year the excess of your adjusted tax basis in your ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make a mark-to-market election and we cease to be a PFIC, you will not take into account the gain or loss described above during any period in which we are not a PFIC. If you make a mark-to-market election, any gain you recognize upon the sale or other disposition of our ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election. Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years in which we are a PFIC unless our ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market election with respect to our ADSs or ordinary shares may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. As previously noted, if we were a PFIC, you would be able to make a qualified electing fund election with respect to our ADSs or Class A ordinary shares only if we agreed to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election if we were a PFIC.

A United States Holder that holds our ADSs or Class A ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require. You should consult your tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A ordinary shares, the associated reporting requirements and the availability, application and consequences of the elections described above.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or Class A ordinary shares, and the proceeds from the sale or exchange of our ADSs or Class A ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9 or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all "specified foreign financial assets" (as defined in the Code) does not exceed US$50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F	Dividends and Paying Agents

Not applicable.

G	Statement by Experts

Not applicable.

H	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-251461), including relevant exhibits, and a related registration statement on Form F-6 (File Number 333-

251918). We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with IFRS.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS.

I	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Our operating transactions are mainly denominated in Renminbi. We are subject to foreign currency risks arising from a loan receivable from a Hong Kong entity and from foreign suppliers with currencies other than our functional currency. In addition, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because our ADSs will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the amount in Renminbi we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt or for other business purposes, appreciation of the U.S. dollar against Renminbi would reduce the U.S. dollar amounts available to us.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Financial instruments affected by market risk include loans, borrowings and deposits.

We may invest the net proceeds we received from our initial public offering in interest-earning instruments. Investments in both fixed-rate and floating-rate interest earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities, deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS represents ownership of one Class A ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

Fees and Charges Our ADS Holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Service	Fees

•To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
•Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
•Distribution of cash dividends	Up to US$0.05 per ADS held
•Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
•Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
•Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
•Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2020, we did not receive such reimbursement from the depositary.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of shareholders, which remain unchanged.

B	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-251461 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 5,000,000 ADSs representing 5,000,000 Class A ordinary shares, at an initial offering price of US$10.00 per ADS. Our initial public offering closed in January 2021. Deutsche Bank Securities Inc., US Tiger Securities, Inc and AMTD Global Markets Limited were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on January 11, 2021. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$5.4 million. We received net proceeds of approximately US$46.5 million from our initial public offering, after deduction of underwriting discounts and commissions of US$3.5 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness as of December 31, 2020, in accordance with the standards established by the SEC. As defined in standards established by the SEC, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules. To remedy our identified material weakness, we are in the process of adopting several measures that are expected to improve our internal control over financial reporting, including (i) recruiting additional experienced personnel with relevant past experience working on IFRS and SEC reporting, and (ii) establishing a comprehensive accounting policies and procedures manual and providing continuous internal and external trainings to the accounting and financial reporting personnel for accounting and reporting requirements under IFRS and SEC rules and regulations and (iii) establishing comprehensive policies, controls and procedures over financial reporting.

We expect to complete the measures above as soon as practicable, and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. As a result, investor confidence and the market price of our shares may be materially and adversely affected.

Changes in Internal Controls

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bin Yu,  a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934),  qualifies as an “audit committee financial expert.”

ITEM 16B	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended
	December 31,
	2019	2020
Audit fees(1)	RMB 1,395,000	RMB 9,135,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. We have a written policy on the engagement of an external auditor.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange's corporate governance requirements.”

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Kuke Music Holding Limited are included at the end of this annual report.

ITEM19	EXHIBITS

Exhibit Number	Description of Document

1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.1

Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.3

Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-251918), as amended, initially filed with the SEC on January 6, 2021)

2.4*	Description of Registrant’s Securities

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.3

English translation of the executed form of the Power of Attorney granted by shareholders of our VIEs and a schedule of all executed Power of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.4

English translation of the executed form of the Equity Interest Pledge Agreements among our WFOEs, our VIEs and shareholders of our VIEs dated February 26, 2018 and February 28, 2020. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.5

English translation of the executed form of the Exclusive Consulting Service Agreements between our WFOEs and our VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.6

English translation of the executed form of the Exclusive Intellectual Property Rights Licensing Agreement between Kuke Future and Beijing Kuke Music dated February 26, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.7

English translation of the executed form of the Exclusive Option Agreements among our WFOEs, our VIEs and shareholders of our VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.8

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of our VIEs, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.9

English translation of the executed form of the Supplementary Agreement to the Contractual Arrangements among Kuke Future, Beijing Kuke Music and its shareholders dated February 13, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.10

Digital Distribution Agreement between Naxos Digital Services US, Inc. and Beijing Kuke Music Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.11

Shareholders' Agreement among Naxos International (Far East) Limited, Beijing Cathay Orient Information Technology Company Limited (the predecessor of Beijing Kuke Music Co., Ltd.) and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.12

License Agreement between Naxos international (Far East) Limited and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.13

Digital Distribution Agreement between Naxos of America, Inc. and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.14

2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.15	Option Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

8.1

Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2*	Consent of Tian Yuan Law Firm

15.3*	Consent of Conyers Dill & Pearman

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kuke Music Holding Limited

	By:	/s/ HE YU
	Name:	HE YU
Date: April 29, 2021	Title:	Chairman of the Board of Directors and Chief Executive Officer

KUKE MUSIC HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kuke Music Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kuke Music Holding Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2019.

Hong Kong, The People’s Republic of China

April 29, 2021

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

		Years ended December 31,
	Notes	2020	2019	2018
		RMB’000	RMB’000	RMB’000
Revenue	4	162,881	146,054	152,241
Cost of sales		(44,281)	(32,343)	(34,114)
Gross profit		118,600	113,711	118,127
Other income, net	9.1	4,385	3,830	3,693
Selling and distribution expenses		(25,808)	(18,252)	(21,454)
Administrative expenses		(65,018)	(27,312)	(45,025)
Impairment losses on financial assets, net		(35,240)	(3,088)	(2,875)
Other operating expenses		(18)	(42)	(4)
Operating (loss)/profit		(3,099)	68,847	52,462
Share of loss of a joint venture		(9)	—	—
Finance costs	9.2	(10,105)	(3,242)	(1,910)
Finance income	9.3	1,621	258	59
(Loss)/profit before tax		(11,592)	65,863	50,611
Income tax expense	10	(3,622)	(9,101)	(10,147)
(Loss)/profit for the year and total comprehensive (loss)/income for the year		(15,214)	56,762	40,464
Attributable to:
Equity holders of the parent		(16,423)	56,106	38,612
Non-controlling interests		1,209	656	1,852
		(15,214)	56,762	40,464
(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	11
Basic		RMB(0.70)	RMB3.08	RMB2.13
Diluted		RMB(0.70)	RMB3.08	RMB2.13

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2020	December 31, 2019
		RMB’000	RMB’000
NON-CURRENT ASSETS
Property, plant and equipment	12	18,135	4,119
Intangible assets	13	263,101	168,505
Right-of-use assets	24	14,918	10,728
Goodwill	14	237,225	—
Investment in a joint venture		491	—
Prepayments, other receivables and other assets	17	95,376	91,542
Net investments in subleases	24	202	2,325
Deferred tax assets	10	8,917	3,796
Total non-current assets		638,365	281,015
CURRENT ASSETS
Inventories	15	950	1,807
Trade receivables	16	181,722	181,125
Prepayments, other receivables and other assets	17	28,523	14,949
Net investments in subleases	24	211	1,245
Due from related parties	26	1,763	370
Due from shareholders	26	100	105
Cash and cash equivalents	19	25,719	23,010
Total current assets		238,988	222,611
Total assets		877,353	503,626
EQUITY
Issued capital	20	162	118
Reserves	20	655,939	278,584
Equity attributable to equity holders of the parent		656,101	278,702
Non controlling interests		5,068	3,859
Total equity		661,169	282,561
NON-CURRENT LIABILITIES
Other payable	25	—	31,700
Contract liabilities	22	587	436
Deferred tax liabilities	10	1,447	—
Lease liabilities	24	9,830	9,496
Total non-current liabilities		11,864	41,632
CURRENT LIABILITIES
Trade payables	21	27,310	34,697
Other payables and accruals	25	67,121	58,680
Contract liabilities	22	24,314	16,049
Due to a shareholder	26	325	—
Due to a related party	26	7,177	—
Interest-bearing loans and borrowings	23	60,000	55,000
Lease liabilities	24	7,660	5,217
Income tax payable		10,413	9,790
Total current liabilities		204,320	179,433
Total liabilities		216,184	221,065
Total equity and liabilities		877,353	503,626

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Issued capital	Capital reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2018	105	84,329	22,389	106,823	1,384	108,207
Profit and total comprehensive income for the year	—	—	38,612	38,612	1,852	40,464
Issuance of ordinary shares	13	77,125	—	77,138	—	77,138
At December 31, 2018 and at January 1, 2019	118	161,454	61,001	222,573	3,236	225,809
Profit and total comprehensive income for the year	—	—	56,106	56,106	656	56,762
Acquisition of non-controlling interests	—	23	—	23	(33)	(10)
At December 31, 2019 and at January 1, 2020	118	161,477	117,107	278,702	3,859	282,561
Loss and total comprehensive loss for the year	—	—	(16,423)	(16,423)	1,209	(15,214)
Issuance of ordinary shares (Note 20)	11	90,395	—	90,406	—	90,406
Issuance of ordinary shares for the acquisition of a subsidiary (Note 20)	33	283,967	—	284,000	—	284,000
Equity-settled share-based payments (Note 29)	—	19,416	—	19,416	—	19,416
At December 31, 2020	162	555,255	100,684	656,101	5,068	661,169

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2020	2019	2018
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
(Loss)/profit before tax		(11,592)	65,863	50,611
Adjustments for:
Finance costs	9.2	10,105	3,242	1,910
Finance income	9.3	(1,621)	(258)	(59)
Depreciation of property, plant and equipment	9.4	2,257	1,251	834
Depreciation of right-of-use assets	9.4	4,480	1,618	1,939
Amortisation of intangible assets	9.4	5,366	3,762	2,592
Loss on disposal of property, plant and equipment		4	41	4
Covid-19-related rent concessions from a lessor	24	(778)	—	—
Recognition of equity-settled share-based payment expenses	29	19,416	—	—
Share of loss of a joint venture		9	—	—
Impairment of trade receivables, net		34,983	2,282	2,875
Impairment of other receivables, net		257	806	—
		62,886	78,607	60,706
Working capital adjustments:
Decrease/(increase) in inventories		859	(116)	(575)
Increase in trade receivables		(25,909)	(67,359)	(31,495)
Increase in prepayments, other receivables and other assets		(6,050)	(40,973)	(1,859)
Increase in amounts due from related parties		(663)	(370)	—
(Decrease)/increase in trade payables		(7,655)	11,742	10,857
Increase in other payables and accruals		2,011	42,364	13,246
Increase in contract liabilities		8,416	1,047	3,937
Decrease in an amount due to a shareholder		—	—	(1,008)
Decrease in an amount due to a related party		—	—	(5,400)
Cash generated from operations		33,895	24,942	48,409
Income tax paid		(7,608)	(7,554)	(7,191)
Net cash flows from operating activities		26,287	17,388	41,218
Cash flows from investing activities
Interest received		45	258	59
Investment in a joint venture		(500)	—	—
Acquisition of a subsidiary	8	1,073	—	—
Purchase of intangible assets		(10,145)	(19,119)	(64,666)
Purchase of property, plant and equipment		(948)	(3,511)	(1,805)
Advance to a related party		(18,498)	—	—
Repayment of advance to a related party		17,398	—	—
Repayment from a loan receivable		6,000	—	—
Increase in deposits paid for property, plant and equipment		(9,899)	(9,956)	—
Increase in deposits paid for intangible assets		(106,082)	(42,434)	(27,970)
Proceeds from disposal of items of property, plant and equipment		—	3	—
Receipt of the principal portion of net investments in subleases		219	521	—
Decrease/(increase) in a pledged deposit		—	36,930	(36,930)
Net cash flows used in investing activities		(121,337)	(37,308)	(131,312)
Cash flows from financing activities
Acquisition of non-controlling interests		—	(10)	—
Proceeds from issuance of ordinary shares		90,406	—	77,138
Proceeds from bank borrowings		10,000	5,000	39,700
Repayment of bank borrowings		(5,000)	(39,700)	—
Proceeds from other borrowings		—	50,000	—
Repayment of other borrowings		—	—	(5,000)
Advance from a related party		7,177	—	—
Repayment from shareholders		105	—	—
Payment of the principal portion of lease liabilities		(2,162)	(1,996)	(2,402)
Interest paid		(2,767)	(1,492)	(1,910)
Net cash flows from financing activities		97,759	11,802	107,526
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,709	(8,118)	17,432
Cash and cash equivalents at beginning of year		23,010	31,128	13,696
CASH AND CASH EQUIVALENTS AT END OF YEAR		25,719	23,010	31,128

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

The Company was incorporated in the Cayman Islands on September 13, 2017, as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

The principal activity of the Company is investment holding while its subsidiaries are principally engaged in the distribution of commercial copyrights, provision of music education solutions and provision of services related to music events in the People’s Republic of China (the “PRC”).

In February 2020, the Company acquired a 100% equity interest in Rosenkavalier Limited (“Rosenkavalier”), Degas Limited (“Degas”) and Beijing Lecheng Future Culture Media Co., Ltd. (“Beijing Lecheng”) (collectively, the “Rosenkavalier Group”), which provides services related to music festival events, music performance services and the licensing of music catalogues through Beijing Music Festival Culture Communication Co., Ltd (“BMF Culture”).

Variable interest entity agreements (“VIE agreements”) were also entered into, conferring Beijing Lecheng the right to control over and to receive variable returns from BMF Culture. As a result of the VIE agreements, BMF Culture was consolidated as an indirect subsidiary of the Group.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

As at the date of these consolidated financial statements, the Company had direct or indirect interests in the subsidiaries as set out below, all of which are private entities with limited liabilities. All companies now comprising the Group have adopted December 31 as their financial year-end date.

		Percentage of ownership/interest/ voting rights
Name	Place and date of incorporation/ establishment	Directly	Indirectly	Issued and fully paid ordinary share capital/ registered capital	Principal activities
Rococo Holding Limited (“Rococo”)	British Virgin Islands (“BVI”), limited liability company September 21, 2017	100%	—	United States Dollar (“US$”) 1	Investment holding

Rosenkavalier Limited (“Rosenkavalier”)	BVI, limited liability company October 2, 2019	100%	—	US$100	Investment holding

Gauguin Limited (“Gauguin”)	Hong Kong limited liability company October 6, 2017	—	100%	Hong Kong Dollars (“HK$”) 60,000,000	Investment holding

Degas Limited (“Degas”)	Hong Kong limited liability company November 1, 2019	—	100%	HK$60,000,000	Investment holding

Kuke International Technology (Beijing) Co., Ltd.* (“Kuke International”)	PRC, limited liability company December 14, 2017	—	100%	US$10,000,000	Investment holding

Beijing Lecheng Future Culture Media Co., Ltd.* (“Beijing Lecheng”)	PRC, limited liability company November 28, 2019	—	100%	US$10,000,000	Investment holding

Beijing Kuke Music Co. Ltd.* (formerly known as Beijing Cathay Orient Information Technology Company Limited) (“Beijing Kuke Music”)	PRC, June 7, 2000, limited liability company, changed to joint stock limited liability company on February 16, 2016	—	100%	RMB16,213,275	Distribution of commercial copyrights and provision of music education solutions
n
Beijing Naxos Cultural Communication Co. Ltd.* (“Naxos China”)	PRC, limited liability company January 25, 2016	—	51%	RMB2,000,000	Distribution of commercial copyrights

Beijing Music Festival Culture Communication Co., Ltd.* (“BMF Culture”)	PRC, limited liability company August 26, 2003	—	100%	RMB19,500,000	Distribution of commercial copyrights and provision of services related to music events

*	The English names of these companies represent the best efforts made by the Company to translate their Chinese names as these companies do not have official English names.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies

2.1  Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company were authorised for issue in accordance with a resolution of the directors on April 29, 2021.

The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on a historical cost basis. The consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousands, except for the number of shares and earnings/(loss) per share data.

2.2  Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) as at December 31, 2020 and 2019. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee
•	Rights arising from other contractual arrangements
•	The Group’s voting rights and potential voting rights

The Group re‑assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.2  Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non‑controlling interests, even if this results in the non‑controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra‑group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non‑controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.

2.3  Summary of significant accounting policies

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.  The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments is measured at fair value with the changes in fair value recognised in profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non‑controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re‑assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash‑generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill is allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

b)	Investment in a joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in a joint venture is accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

The consolidated statement of profit or loss and other comprehensive income reflects the Group’s share of the results of operations of the joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the consolidated statements of profit or loss and other comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognises the loss within ‘Share of profit/(loss) of a joint venture’ in the consolidated statement of profit or loss and other comprehensive income.

Upon loss of joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

c)	Current versus non‑current classification

The Group presents assets and liabilities in the statement of financial position based on current/non‑current classification. An asset is current when it is:

•	Expected to be realised or intended to be sold or consumed in the normal operating cycle
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period

  Or

•	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non‑current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle
•	It is held primarily for the purpose of trading

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

•	It is due to be settled within twelve months after the reporting period

Or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non‑current.

Deferred tax assets and liabilities are classified as non‑current assets and liabilities.

d)	Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of the services or goods are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is recognised net of value added taxes (“VAT”) as the VAT is levied on the customer and the Group is collecting VAT on behalf of third parties. The Group does not adjust the transaction price for the effects of a significant financing component if the period between when the entity transfer the promised good or service and when the customer pays for that good or service is within one year. The revenue arrangements with a significant financing component is immaterial for the reporting periods.

The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

The Group is in the business of distributing commercial copyrights and the sale of music education solutions.

Subscription revenue

Subscription revenue is generated from the sale of smart music devices and providing customers with the right to access the Group’s and third‑party databases through websites and mobile apps. Customers of database subscription services primarily consist of universities, colleges and public libraries in the PRC, which pay for access by their respective students, faculty members or library patrons or, as the case may be, and to a lesser extent, individuals. The Group also offers various smart music devices to institutional customers, allowing offline access to selected music content.

(i) Subscription revenue - music content database services

The Group provides web‑based and mobile‑based access to the music content database to its customers, mainly universities, colleges and public libraries and is the principal of the arrangement. The performance obligation consists of providing music database access and related services (e.g. 24‑hour remote support services) that are not considered distinct in the context of the contract. The performance obligation is satisfied over the subscription period. The payment is generally due in 7 to 365 days after the Group begins to provide the customer access to the music content database. In some contracts, short‑term advances are required before the database service is provided.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

Subscription revenue (continued)

(ii) Subscription revenue - third‑party database service

The Group acts as an agent for database owners which provide database services to colleges and public libraries. The Group recognises revenue at the net amount that is retained from these arrangements. The performance obligation is satisfied when the Group has sold the database services and the payment is generally due in 7 to 365 days after the database owners begin to provide database access to the customers.

(iii) Subscription revenue - sale of smart music devices

The Group sells hardware with embedded content and revenue is recognised upon delivery of the devices. The payment is generally due within 1 year from delivery.

Licensing

Licensing revenue is generated by licensing certain music copyrights to internet music service providers for digital streaming or downloading through their online platforms. Licensing customers also include, to a much lesser extent, digital music service providers, smart hardware manufacturers and game developers. The licensing business mainly includes two types of contracts: (i) licensing with fixed payment; and (ii) licensing with a minimum guarantee and a revenue‑sharing arrangement.

(i) Licensing - with a fixed payment

The Group licenses specific music content to the customers. Revenue is recognised when the licensed copyright is made available for the customer’s use and benefit, typically upon transfer of the licensed content to the customer. Payment is generally due within 90 to 365 days from the transfer.

(ii) Licensing - with a minimum guarantee and a revenue‑sharing arrangement

For these arrangements, the Group typically: (i) licenses a specific listing of music content; and (ii) licenses future music content on an if‑and‑when‑available basis over a specified period of time. The performance obligation relating to the licensing of a specific listing of music content is satisfied when the specified licensed copyright is made available for the customer’s use and benefit, typically, upon transfer of the licensed content to the customer. The performance obligation relating to the licensing of future music content is satisfied over the specified licensing period. These arrangements typically include a minimum guarantee payment and a revenue‑sharing arrangement which requires additional payments if the usage of the music content exceeds specified thresholds. Royalties exceeding the minimum guaranteed amount is recognised when the usage occurs. No royalties exceeding the minimum guaranteed amount were received during the reporting period.

The minimum guarantee is generally due in 7 to 365 days from delivery of the existing music content, and the royalties from the revenue‑sharing arrangement is calculated on a monthly or quarterly basis and are due within 30 days from the month or quarter end.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

Smart music education business

The Group has two business models for its smart music education business: sale of smart music products and smart music education classes.

(i) Sale of smart music products

Revenue from the sale of smart music products includes the sale of: (i) integrated Kukey smart pianos; (ii) a self‑developed smart teaching system installed on a network storage server; and (iii) piano accessories such as professional around‑ear headphones. Revenue is recognised upon delivery of the specified smart music products. The payment is generally due within 1 year from delivery.

(ii) Smart music education

The Group provides music education classes conducted through Kukey smart pianos. The performance obligation is satisfied overtime as the student attends the music education class and customers have generally prepaid for the smart music education services.

Music events services

(i) Music festival events services

The Group executes music festival events for the organisers. The Group also provides related sponsorship services to the patrons who sponsor these music festivals. The sponsorship services may include placement of advertisements in the music festivals and organising pre-concert events such as cocktail parties, production of publicity materials, and arrangement of media interviews for sponsors.

The Group recognises revenue from services related to music festival events over time as the music festival takes place and recognises sponsorship service revenue over time when such services are provided to the patrons because the customer simultaneously receives and consumes the benefits provided by the Group.

(ii) Music performance services

The Group executes music performance activities for the organisers. The Group also provides related sponsorship services to the patrons who sponsor these music performance activities.

The Group recognises revenue from music performance services over time as the music performance takes place and recognises sponsorship services over time when such services are provided to the patrons because the customer simultaneously receives and consumes the benefits provided by the Group.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

Cost to obtain a contract

The Group applies the optional practical expedient to immediately expense costs to obtain a contract if the amortisation period of the asset that would have been recognised is one year or less. As such, sales commissions are immediately recognised as an expense as incurred.

Contract balances

Trade receivables

A receivable is recognised if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section l) Financial instruments—initial recognition and subsequent measurement.

Contract liabilities

A contract liability is recognised if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Variable consideration

The licensing with a minimum guarantee and revenue‑sharing arrangement contracts include variable consideration for which if the revenue‑sharing outcome exceeds the minimum guarantee, the consideration should be the revenue‑sharing outcome, and if not, the consideration is the minimum guarantee.

The revenue‑sharing arrangement is a usage‑based royalty promised in exchange for a licence of intellectual property which is only recognised when the subsequent usage occurs.

e)	Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

When the Group receives grants of non‑monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

f)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries and a joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognised for all deductible temporary differences, and the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries and a joint venture, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re‑assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

f)	Taxes (continued)

Deferred tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Sales tax

Expenses and assets are recognised net of the amount of sales tax, except:

•

When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

•

When receivables and payables are stated with the amount of sales tax included, the net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

g)	Foreign currencies

The Group’s consolidated financial statements are presented in RMB, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation and the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

i)	Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment in a foreign operation. These are recognised in OCI until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognised in OCI.

Non‑monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non‑monetary asset or non‑monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognises the non‑monetary asset or non‑monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into RMB at the rate of exchange prevailing at the reporting date and their profit or loss is translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

h)	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

h)	Property, plant and equipment (continued)

Depreciation is calculated on a straight‑line basis over the estimated useful lives of the assets as follows:

•Leasehold improvements	Over the lease terms
•Music education equipment	5 years
•Furniture and fixtures	3 to 4 years
•Office equipment	3 to 5 years

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

i)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease, that is, whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low‑value assets. The Group recognises lease liabilities to make lease payments and right‑of‑use assets representing the right to use the underlying assets.

i)	Right‑of‑use assets

The Group recognises right‑of‑use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right‑of‑use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right‑of‑use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right‑of‑use assets are depreciated on a straight‑line basis over the lease term.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right‑of‑use assets are also subject to impairment. Refer to the accounting policies in section (n) Impairment of non‑financial assets.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

i)	Leases (continued)

Group as a lessee (continued)

ii)	Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in‑substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate the lease. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, similar security, the funds necessary to obtain an asset of a similar value to the right‑of‑use asset in a similar economic environment. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii)	Short-term leases and leases of low‑value assets

The Group applies the short-term lease recognition exemption to its short-term leases of warehouses (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).  It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be low value.  Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Group as a lessor

A lease is classified as a finance lease if the Group transfers substantially all the risks and rewards incidental to ownership of an asset. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. For subleases, the Group, as the intermediate lessor, classifies the sublease by reference to the right‑of‑use asset arising from the head lease, rather than by reference to the underlying asset.

For subleases classified as finance leases, the Group derecognises the right‑of‑use asset on the head lease and recognises net investments in the sublease. Any difference between the right‑of‑use asset and the net investments in the sublease is recognised in profit or loss. The Group continues to account for the original lease liability. Interest income on the sublease and interest expense on the head lease is recognised during the term of the sublease.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale
•	Its intention to complete and its ability and intention to use or sell the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to measure reliably the expenditure during development

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

k)	Intangible assets (continued)

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Software

Software is stated at cost less any impairment losses and is amortised on the straight‑line basis over its estimated useful economic life of 3 years.

Copyrights

Copyrights are stated at cost less any impairment losses and are amortised on the straight‑line basis over their estimated useful economic lives of 15 to 49 years.

l)	Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through OCI, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in section (d) Revenue from contracts with customers.

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)
i)	Financial assets (continued)

Initial recognition and measurement (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in one category:

•	Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired

Or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass‑through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass‑through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)
i)	Financial assets (continued)

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•Disclosures of significant estimates and assumptions	Note 3
•Trade receivables	Note 16
•Prepayments, other receivables and other assets	Note 17

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12‑month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward‑looking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables which apply the simplified approach as detailed below.

Stage 1—Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12‑month ECLs

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)
i)	Financial assets (continued)

Impairment (continued)

Stage 2—Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit‑impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3—Financial assets that are credit‑impaired at the reporting date (but that are not purchased or originated credit‑impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward‑looking factors specific to the debtors and the economic environment.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as loans and borrowings, payables, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in one category:

•	Financial liabilities at amortised cost (loans and borrowings)

Financial liabilities at amortised cost (loans and borrowings)

After initial recognition, interest‑bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is recognised in profit or loss.

This category generally applies to interest‑bearing loans and borrowings. For more information, refer to Note 18.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

iii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

m)	Inventories

All inventories are finished goods.

Inventories are valued at the lower of cost (determined on a first‑in, first‑out method) and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. The Group identifies potentially slow‑moving and obsolete inventories through physical counts, monitoring of inventories on hand, and specific identification, and makes adjustments to net realisable value as necessary.

n)	Impairment of non‑financial assets

Further disclosures relating to impairment of non‑financial assets are also provided in the following notes:

•Disclosures for significant estimates and assumptions	Note 3
•Property, plant and equipment	Note 12
•Intangible assets	Note 13
•Goodwill	Note 14

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

n)	Impairment of non‑financial assets (continued)

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long‑term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses are recognised in profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

o)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short‑term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short‑term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

p)	Provisions

General

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre‑tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

p)	Provisions (continued)

Warranty provisions

The Group provides warranties for general repairs of defects that existed at the time of sale, as required by law. Provisions related to these assurance‑type warranties are recognised when the product is sold or the service is provided to the customer. Initial recognition is based on historical experience. The estimate of warranty‑related costs is revised annually.

Onerous contracts

If the Group has a contract that is onerous, the present obligation under the contract is recognised and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognises any impairment loss that has occurred on assets dedicated to that contract.

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

q)	Pensions and other post‑employment benefits

Full time employees of the Group in the PRC participate in a government mandated multi‑employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions.

r)	Share‑based payments

Employees (including senior executives) and consultants of the Group receive remuneration in the form of share‑based payments, whereby employees and consultants render services as consideration for equity instruments (equity‑settled transactions).

Equity‑settled transactions

The cost of equity‑settled transactions is determined by the fair value at the date when the grant is made.

That cost is recognised in administrative expenses, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity‑settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

r)	Share‑based payments (continued)

Service and non‑market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non‑vesting conditions. Non‑vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognised for awards that do not ultimately vest because non‑market performance and/or service conditions have not been met. Where awards include a market or non‑vesting condition, the transactions are treated as vested irrespective of whether the market or non‑vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity‑settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share‑based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

s)	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person
(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

Or

(b)	the party is an entity where any of the following conditions applies:
(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

s)	Related parties (continued)
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post‑employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.
t)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability

Or

•	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3  Summary of significant accounting policies (continued)

t)	Fair value measurement (continued)

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re‑assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

2.4  Changes in accounting policies and disclosures

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2020. Other than the Amendment to IFRS 16, the Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the consolidated financial statements of the Group, but may impact future periods should the Group enter into any business combinations.

Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform

Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative risk-free rate (“RFR”).  The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark introduction of the alternative RFR.  In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments did not have any impact on the financial position and performance of the Group as the Group does not have any interest rate hedging relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of, nor is there expected to  be any future impact to the Group.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.4  Changes in accounting policies and disclosures (continued)

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Group.

Amendment to IFRS 16 Covid-19-Related Rent Concessions (early adopted)

On May 28, 2020, the IASB issued Covid-19 related Rent Concession-amendment to IFRS 16 Leases (the “2020 Amendment”). On March 31, 2021, the IASB issued an update to the amendment allows it to be applied to a reduction in the lease payments originally due on or before June 30, 2022 (the “2021 Amendment”).

Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the covid-19 pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021 (and further extended to June 30, 2022 by the 2021 Amendment); and (iii) there is no substantive change to other terms and conditions of the lease. The 2020 Amendment and 2021 Amendment are effective retrospectively for annual periods beginning on or after June 1, 2020 and April 1, 2021 with earlier application permitted, respectively.

During the year ended December 31, 2020 certain monthly lease payments for the lease of the Group’s office building were reduced by the lessor as a result of the covid-19 pandemic and there were no other changes to the terms of the leases. The Group early adopted both the 2020 Amendment and 2021 Amendment on January 1, 2020 and elected not to apply lease modification accounting for the rent concession granted by the lessor as a result of the covid-19 pandemic during the year ended December 31, 2020. Accordingly, a reduction in the lease payments arising from the rent concessions of RMB778,000 was accounted for as a variable lease payment by derecognizing part of the lease liabilities and crediting to other income, net for the year ended December 31, 2020.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

•Capital management	Note 6
•Financial instruments risk management and policies	Note 18.4
•Sensitivity analysis disclosures	Note 18.4

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Contractual arrangement

As disclosed in Note 7, the Group exercises control over Beijing Kuke Music and BMF Culture (the “VIEs”) and enjoys all the economic benefits of the VIEs through VIE agreements.

The Group considers that it controls the VIEs, notwithstanding the fact that it does not hold any direct equity interest in the VIEs, as it has power over the financial and operating policies and receives substantially all of the economic benefits from the business activities of the VIEs through the VIE agreements. Accordingly, the VIEs have been accounted for as subsidiaries during the reporting period.

Revenue recognition - principal versus agent considerations

The Group enters into contracts with database holders to provide, on their behalf, database services to colleges and libraries. The Group determined that it does not control the database services before they are transferred to customers and it does not obtain benefits from the database services.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Judgements (continued)

Revenue recognition - principal versus agent considerations (continued)

The following factors indicate that the Group is an agent in these contracts:

•	The Group is not primarily responsible for fulfilling the promise to provide database services;
•	The Group has no discretion in establishing the pricing for such database services;
•	The Group’s consideration is in the form of a commission

Determining the lease term of a contract with a renewal option - Group as lessee

The Group determines the lease term as the non‑cancellable term of the lease, together with any periods covered by an option, to extend the lease if it is reasonably certain to be exercised.

The Group has a lease contract that include extension options, and the Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal option. After the commencement date, the Group reassess the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew.

The Group included the renewal period as part of the lease term for the lease of an office property. The Group typically exercises its option to renew for the lease because there will be a significant negative effect from relocating the Group’s operations.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Provision for expected credit losses on trade receivables and other financial assets at amortised cost

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward‑looking information. At every reporting date, the historical observed default rates are updated and changes in the forward‑looking estimates are analysed.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Provision for expected credit losses on trade receivables and other financial assets at amortised cost (continued)

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables and other receivables are disclosed in Notes 16, 17 and 18.4.

The loss allowances for financial assets included in prepayments, other receivables and other assets are based on assumption about risk of default and expected loss rates. The Group makes adjustment in making these assumptions and selecting the inputs to the ECL calculation, based on the Group’s past history, existing market condition as well as forward‑looking estimates at the end of each of the reporting periods. A number of significant judgements and estimation are also required in applying the accounting requirements for measuring ECLs, such as:

•	Determining criteria for a significant increase in credit risk;
•	Identifying economic indicators for forward‑looking measurements; and
•	Estimating future cash flows.

Useful life of intangible assets

The Group’s management determines the estimated useful lives and related amortisation for the Group’s intangible assets with reference to the estimated periods that the Group intends and is able to derive future economic benefits from the use of these assets. Management will revise the amortisation where useful lives are different to that previously estimated, or it will writeoff or writedown commercial obsolete or non‑strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and, therefore, amortisation in profit or loss in future periods.

Impairment of non‑financial assets (including goodwill)

The Group assesses whether there are any indicators of impairment for all non‑financial assets at the end of each reporting period or when annual impairment testing for an asset is required. The  non‑financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value-in-use calculations are undertaken, management must estimate the expected future cash flows from the asset or CGU and choose a suitable discount rate in order to calculate the present value of those cash flows.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Taxes

Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Group had tax losses related to subsidiaries that have a history of losses, which may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have taxable temporary differences nor tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognise deferred tax assets on the tax losses carried forward. Further details on taxes are disclosed in Note 10.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant.  This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a binomial model for the Share Option Agreement (as defined in Note 29) and the 2020 ESOP Plan.  The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

4. Revenue from contracts with customers

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Subscription and licensing	Smart music education business	Music events business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2020
Revenue from contracts with customers	76,583	58,784	27,514	162,881
Cost of sales	(8,725)	(17,319)	(18,237)	(44,281)
Gross profit	67,858	41,465	9,277	118,600
Year ended December 31, 2019
Revenue from contracts with customers	81,901	64,153	—	146,054
Cost of sales	(20,330)	(12,013)	—	(32,343)
Gross profit	61,571	52,140	—	113,711
Year ended December 31, 2018
Revenue from contracts with customers	90,324	61,917	—	152,241
Cost of sales	(20,342)	(13,772)	—	(34,114)
Gross profit	69,982	48,145	—	118,127

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers (continued)

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Geographical markets
Southern China	82,481	55,597	65,007
Northern China	79,020	90,457	87,234
Others	1,380	—	—
Total revenue from contracts with customers	162,881	146,054	152,241
Timing of revenue recognition
Revenue recognised at a point in time	119,998	126,646	123,869
Revenue recognised over time	42,883	19,408	28,372
Total revenue from contracts with customers	162,881	146,054	152,241

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting dates are as follows:

	2020	2019
	RMB’000	RMB’000
Amounts expected to be recognised as revenue:
Within 1 year	16,435	10,000
After 1 year	332	1,149
	16,767	11,149

The amounts disclosed above do not include variable consideration which is constrained.

5. Segment information

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Group that are regularly reviewed by the chief operating decision maker (“CODM”) in order to allocate resources to segments and to assess their performance.

During the year ended December 31, 2020, the Group revised the presentation of reportable segments because of changes in resource allocation and assessment of segment performance by the chief operation decision makers subsequent to the acquisition of Rosenkavalier. Prior to the Rosenkavalier acquisition, the CODM reviewed the financial results of the Group as a whole.  The Group now consists of two reportable operating segments as follows:

(a)	Subscription, licensing and smart education business engages in the distribution of commercial copyrights and provision of music education solutions.

(b)	Music events business engages in the provision of services related to music festival events and music performance.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable operating segment’s profit/(loss), which is a measure of adjusted profit/(loss) before tax. The adjusted profit/(loss) before tax is measured consistently with the Group’s profit/(loss) before tax except that foreign exchange differences, net, finance income, non-lease-related finance costs, as well as head office and corporate income/expenses are excluded from such measurement.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

Segment assets exclude amounts due from shareholders and related parties, cash and cash equivalents and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude interest-bearing loans and borrowings, amounts due to a related party and a shareholder, income tax payable and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

The definition of segment assets and segment liabilities was adjusted retrospectively beginning in 2019 and includes deferred tax assets and deferred tax liabilities. Accordingly, segment assets in 2019 has been adjusted with increment of RMB3,796,000.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and
	smart education business			Music events business			Total
	For the years ended			For the years ended			For the years ended
	December 31,			December 31,			December 31,
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue:
Sales to external customers	135,367	146,054	152,241	27,514	—	—	162,881	146,054	152,241

Segment results:
The Group	25,936	70,418	72,209	2,244	—	—	28,180	70,418	72,209
Share of loss of a joint venture	—	—	—	(9)	—	—	(9)	—	—
	25,936	70,418	72,209	2,235	—	—	28,171	70,418	72,209
Reconciliation:
Finance income							1,621	258	59
Foreign exchange differences, net							361	1,173	(536)
Other unallocated gains							8	—	—
Corporate and other unallocated expenses							(34,209)	(3,357)	(19,352)
Non-lease related finance costs							(7,544)	(2,629)	(1,769)
(Loss)/profit before tax							(11,592)	65,863	50,611

Other segment information
Depreciation of property, plant and equipment	2,001	1,251	834	256	—	—	2,257	1,251	834
Depreciation of right -of-use assets	3,383	1,618	1,939	1,097	—	—	4,480	1,618	1,939
Amortisation of intangible assets	5,366	3,762	2,592	—	—	—	5,366	3,762	2,592
Impairment losses on financial assets, net	34,177	3,088	2,875	1,063	—	—	35,240	3,088	2,875

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and smart education business		Music events business		Total
	As at December 31,		As at December 31,		As at December 31,
	2020	2019	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Restated)		(Restated)		(Restated)
Segment assets	595,503	480,141	246,773	—	842,276	480,141
Reconciliation:
Corporate and other unallocated assets					35,077	23,485
					877,353	503,626
Segment liabilities	126,604	150,711	1,854	—	128,458	150,711
Reconciliation:
Corporate and other unallocated liabilities					87,726	70,354
					216,184	221,065
Other segment information
Investment in a joint venture	—	—	491	—	491	—
Capital expenditure*	158,755	89,519	769	—	159,524	89,519

* Capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets I, deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary.

Geographical information

Geographical information is not presented since over 90% of the Group’s revenue from external customers is generated in the PRC and over 90% of the non-current assets of the Group (other than financial instruments) are located in the PRC. Accordingly, in the opinion of the directors, the presentation of geographical information would provide no additional useful information to the users of the consolidated financial statements.

Information about major customers

Revenue from major customers of the Group which individually accounted for 10% or more of the Group’s revenue was derived from the subscription, licensing and smart education business segment.  The respective revenue generated by these customers for each reporting period is set out below:

	2020	2019	2018
	RMB'000	RMB'000	RMB'000
Customer 1	22,146	N/A*	N/A*
Customer 2	18,868	N/A*	N/A*

*	The corresponding revenue from these customers is not disclosed as it individually did not contribute 10% or more to the Group’s revenue for the year.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes to manage capital during the years ended December 31, 2020 and 2019. The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by equity attributable to equity holders of the parent plus net debt. The Group’s policy is to maintain the gearing ratio below 50%. The Group includes within net debt, interest bearing loans and borrowings, lease liabilities, trade payables, other payables and accruals, amount due to a related party and amount due to a shareholder, less cash and cash equivalents.

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Interest bearing loans and borrowings (Note 23)	60,000	55,000
Lease liabilities (Note 24)	17,490	14,713
Trade payables (Note 21)	27,310	34,697
Other payables and accruals (Note 25)	67,121	90,380
Amount due to a related party (Note 26)	7,177	—
Amount due to a shareholder (Note 26)	325	—
Cash and cash equivalents (Note 19)	(25,719)	(23,010)
Net debt	153,704	171,780
Equity attributable to equity holders of the parent	656,101	278,702
Total equity attributable to equity holders of the parent and net debt	809,805	450,482
Gearing ratio	19%	38%

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% equity interest
Name	Principal activities	Place of incorporation/registration	December 31, 2020	December 31, 2019
Rococo	Investment holding	BVI	100%	100%
Rosenkavalier	Investment holding	BVI	100%	N/A
Gauguin	Investment holding	Hong Kong	100%	100%
Degas	Investment holding	Hong Kong	100%	N/A
Kuke International	Investment holding	PRC	100%	100%
Beijing Lecheng	Investment holding	PRC	100%	N/A
Naxos China	Distribution of commercial copyrights	PRC	51%	51%

VIE of the Group include:

			% beneficial interest
Name	Principal activities	Place of registration	Deccember 31, 2020	December 31, 2019
Beijing Kuke Music	Distribution of commercial copyrights and provision of music education solutions	PRC	100%	100%
BMF Culture	Distribution of commercial copyrights and provision of services related to music events	PRC	100%	N/A

As PRC laws and regulations prohibit foreign ownership of companies that engage in online subscription, online educating business, internet audio-video program services and certain other businesses, Kuke International and Beijing Lecheng, the Group’s PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group conducts its business in the PRC mainly through the VIEs based on a series of contractual arrangements. These contractual arrangements enable the Group to (i) exercise effective control over the Group’s VIEs, (ii) receive substantially all of the economic benefits of the Group’s VIEs, and (iii) exercise an exclusive option to purchase all or part of the equity interests and assets in the Group’s VIEs when and to the extent permitted by PRC law.  Therefore, the Group consolidates the VIEs as required by IFRS 10 Consolidated Financial Statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information (continued)

The principal terms of the VIE agreements are further described below:

(1)	Powers of attorney

Pursuant to the powers of attorney signed by Beijing Kuke Music’s nominee shareholders, each nominee shareholder irrevocably authorised Kuke International to act on behalf of such shareholder as its exclusive agent and attorney to exercise all rights and power that such shareholder has in respect of its equity interest in Beijing Kuke Music (including, but not limited to, all of such shareholders’ rights and voting rights to the sale, transfer, pledge or disposition of the equity interest in part or in whole, and the right to designate and appoint the directors and the executive officers of Beijing Kuke Music). The powers of attorney will remain effective ever after, until Kuke International terminates the powers of attorney in writing or the shares or all the assets of Beijing Kuke Music have been legally and effectively transferred to Kuke International and/or its designees.

Beijing Lecheng, BMF Culture and its nominee shareholders have also entered into a power of attorney regarding the exercise of all the shareholders’ rights of the shareholders of BMF Culture, the terms of which are substantially similar to the power of attorney described above.

(2)	Exclusive call option agreement

Pursuant to the exclusive call option agreement entered into amongst Beijing Kuke Music’s nominee shareholders, Beijing Kuke Music and Kuke International, each nominee shareholder granted to Kuke International an irrevocable and exclusive right to purchase all or part of its equity interests in Beijing Kuke Music. The purchase price of the equity interests in Beijing Kuke Music will be a nominal price, unless the relevant government authorities or the PRC laws request another amount to be used as the purchase price, in which case the purchase price will be the lowest amount under such request. Subject to relevant PRC laws and regulations, the registered shareholders will return any amount of the purchase price they have received to Kuke International or its designees.

Beijing Lecheng, BMF Culture and its nominee shareholders have also entered into an exclusive call option agreement, the terms of which are substantially similar to the exclusive call option described above.

(3)Exclusive service agreements

Pursuant to the exclusive service agreement entered into between Beijing Kuke Music and Kuke International, Kuke International provides business support and consulting services as the exclusive provider of such services to Beijing Kuke Music, in return for a fee which is equal to 100% of the profits before tax of Beijing Kuke Music and is adjustable at the sole discretion of Kuke International. This agreement remains effective perpetually unless termination is required by Kuke International with one month’s prior written notice.

Beijing Lecheng and BMF Culture have also entered into an exclusive service agreement, the terms of which are substantially similar to the exclusive service agreement described above.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information (continued)

(4)	Share Pledge contract

Pursuant to the share pledge contract among Beijing Kuke Music’s nominee shareholders, Beijing Kuke Music and Kuke International, the nominee shareholders of Beijing Kuke Music pledged all of their respective equity interests in Beijing Kuke Music to Kuke International as a continuing first priority security interest to guarantee the prompt and full performance of these nominee shareholders’ and Beijing Kuke Music’s obligations under the powers of attorney, the exclusive call option agreement and the exclusive service agreement. The nominee shareholders will not have the right to exercise the voting rights and rights to dividend distribution attaching to the equity interests of Beijing Kuke Music. If Beijing Kuke Music or any of the nominee shareholders breaches its obligations, Beijing Kuke Music is dissolved or the enforcement of the pledged equity interests of Beijing Kuke Music is permitted under PRC laws, Kuke International will be entitled to exercise its rights to the pledged equity interests, including the right to sell the pledged equity interests of Beijing Kuke Music through an auction or a private sale.

If the pledged equity interests of Beijing Kuke Music are disposed of for whatever reasons, all proceeds received will be attributed to Kuke International and the nominee shareholders must transfer all proceeds collected to Kuke International without consideration, to the extent permitted by PRC laws. This contract remains effective until the earlier of: (i) the discharge in full of the nominee shareholders’ and Beijing Kuke Music’s obligations under VIE agreements, or (ii) the completion of the disposal of the pledged equity interests in Beijing Kuke Music.

Beijing Lecheng and BMF Culture have also entered into a share pledge contract, the terms of which are substantively similar to those of the share pledge contract described above.

In the opinion of the Company’s legal counsel, (i) the ownership structure of Kuke International, Beijing Lecheng and their VIEs are in compliance with the PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their nominee shareholders are valid and binding, and not in violation of the current PRC laws or regulations.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Business combinations

On February 29, 2020, the Group acquired a 61.6% equity interest from Lung Yu and He Yu, shareholders of the Group, and a 38.4% equity interest from a series of independent third parties in Rosenkavalier through a share swap transaction. Rosenkavalier Group was a related party of the Group before the acquisition and provides music festival event services, music performance services and licensing of music catalogues.

The acquisition was made as part of the Group’s strategy to expand its market share in the industry. Upon completion of the transaction, the Company obtained control over Rosenkavalier.

The Company issued 4,856,273 ordinary shares as non-cash consideration for the acquisition of Rosenkavalier. The shares issued had a total estimated fair value of RMB284,000,000, based on the fair value of the Rosenkavalier Group as at the date of acquisition measured using the income approach.

The fair values of the identifiable assets and liabilities of Rosenkavalier Group acquired as at the date of acquisition were as follows:

Fair value recognised on acquisition
RMB’000
Cash and cash equivalents	1,073
Property, plant and equipment (Note 12)	769
Right-of-use assets (Note 24)	2,988
Trade receivables	9,671
Prepayments, other receivables and other assets	12,151
Inventories	2
Identifiable intangible assets (Note 13)	26,000
Deferred tax assets	537
Deferred tax liabilities	(1,472)
Trade payables	(188)
Due to related parties	(1,261)
Lease liabilities	(2,988)
Other payables and accruals	(507)
Total identifiable net assets at fair value	46,775
Goodwill arising on acquisition	237,225
Purchase consideration	284,000
Satisfied by:
Issuance of ordinary shares	284,000
Analysis of cash flows on acquisition:
Net cash inflows and cash acquired (including in net cash flows used in investing activities)	1,073

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Business combinations (continued)

Since the acquisition, the Rosenkavalier Group contributed RMB31,885,000 revenue and RMB3,362,000 profit to the Group for the year ended December 31, 2020.

Had the above combination taken place at the beginning of the year, the revenue of the Group and the loss of the Group for the year ended December 31, 2020 would have been RMB162,881,000 and RMB16,572,000, respectively.

Goodwill of approximately RMB237,225,000 was recognised as part of this acquisition, which results from the expected synergies from combining the operations of the Rosenkavalier Group with the Group's operations. None of the goodwill recognised is expected to be deductible for tax purposes.

The aggregate fair values (and their respective gross contractual amounts) of the trade receivables and financial assets included in prepayments, other receivables and other assets as at their respective date of acquisition amounted to RMB9,671,000 and RMB10,064,000, respectively, of which other receivables of RMB218,000 are expected to be uncollectable.

Transaction costs of RMB320,000 and RMB934,000 incurred for the acquisition were expensed and included in administrative expenses in the profit or loss for the years ended December 31, 2019 and 2020, respectively.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favourable terms of the leases relative to market terms.

9. Other income and expenses

9.1  Other income, net

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Government grants*	1,218	1,054	805
Waiver of trade payables	—	—	600
Covid-19 - related rent concessions from a lessor (Note 24)	778	—	—
Foreign exchange differences, net	361	1,173	(536)
Additional deduction of VAT	1,864	684	23
Bad debt recovery	—	200	2,801
Others	164	719	—
Total other income, net	4,385	3,830	3,693

*

Various government grants were received with the aim to promote research and development as the Group operates within the cultural and creative industry. There are no unfulfilled conditions or contingencies relating to these grants.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.2  Finance costs

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Interest on loans and borrowings	7,544	2,629	1,769
Interest on lease liabilities	2,561	613	141
Total finance costs	10,105	3,242	1,910

9.3  Finance income

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Bank interest income	45	155	59
Interest income on loans receivable	1,527	—	—
Interest income on net investments in subleases	49	103	—
Total finance income	1,621	258	59

9.4  Depreciation, amortisation and costs of inventories

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Included in cost of sales:
Depreciation of property, plant and equipment	1,448	233	30
Depreciation of right-of-use assets	1,955	66	—
Amortisation of intangible assets	5,326	3,720	2,557
Costs of inventories recognised as an expense	11,489	12,465	15,484
Included in selling expenses:
Depreciation of right‑of‑use assets	516	489	885
Included in administrative expenses:
Depreciation of property, plant and equipment	809	1,018	804
Depreciation of right‑of‑use assets	2,009	1,063	1,054
Amortisation of intangible assets	40	42	35

9.5  Research and development costs

The Group’s research and development concentrates on the development of smart music education solutions, which include music education system, musical software (e.g. Kuke music app, digital music cloud library), Kuke music online platform, audiobook, musical education instruments and hardware (e.g. Kukey smart pianos).

Research and development costs of RMB12,598,000, RMB10,258,000 and RMB10,642,000 that are not eligible for capitalisation were expensed and included in administrative expenses for the years ended December 31, 2020, 2019 and 2018, respectively.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.6  Wages and salaries and pension scheme contributions

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Wages and salaries	29,798	19,245	21,155
Equity-settled share-based payment expenses	19,416	—	—
Pension scheme contributions	129	3,053	4,249

At December 31, 2020, 2019 and 2018, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years.

10. Income tax

The major components of income tax expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

Consolidated profit or loss

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Current income tax:
Current income tax charge	10,143	9,174	10,685
Over provision in prior years	(1,912)	—	—
Deferred tax	(4,609)	(73)	(538)
Income tax expense reported in profit or loss	3,622	9,101	10,147

Reconciliation of tax expense and the accounting profit multiplied by China’s domestic tax rate of 25% for 2020, 2019 and 2018:

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Accounting (loss)/profit before tax	(11,592)	65,863	50,611
At China’s statutory income tax rate	(2,898)	16,466	12,653
Effect of lower tax rate (Note)	8,691	(6,460)	(1,625)
Loss attributable to a joint venture	2	—	—
Non-deductible expenses for tax purposes	1,718	31	148
Super deductions	(2,086)	(1,028)	(1,062)
Adjustments in respect of current tax of previous periods	(1,912)	—	—
Utilisation of previously unrecognised tax losses	—	—	(133)
Unrecognised tax losses	107	92	166
At the effective income tax rate of -31% (2019: 14%; 2018: 20%)	3,622	9,101	10,147
Income tax expense reported in profit or loss	3,622	9,101	10,147

Note:

The amount represented  (i) a reduced enterprise income tax rate of 15% and certain other preferential tax benefits available to qualified “High and New Technology Enterprises” under PRC tax laws and regulations entitiled by Bejing Kuke Music and (ii) effects of different tax rates in relation to other jurisdictions.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Deferred tax

Reconciliation of deferred tax assets and liabilities:

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Deferred tax assets	8,917	3,796
Deferred tax liabilites	(1,447)	—
Net deferred tax	7,470	3,796

	January 1, 2019	Acquisition from business combinations	Credited/ (charged) to profit or loss	December 31, 2019
	RMB’000	RMB’000	RMB’000	RMB’000
Leases	33	—	(25)	8
Expected credit losses on debt financial assets	2,074	—	312	2,386
Accruals and provisions	1,616	—	(214)	1,402
Total	3,723	—	73	3,796

	January 1, 2020	Acquisition from business combinations	Credited/ (charged) to profit or loss	December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000
Leases	8	77	10	95
Expected credit losses on debt financial assets	2,386	55	3,941	6,382
Trade payables, accrual and provisions	1,402	—	1,038	2,440
Tax losses	—	405	(405)	—
Fair value adjustment arising from business combinations	—	(1,472)	25	(1,447)
Total	3,796	(935)	4,609	7,470

The Group had tax losses arising in Mainland China of RMB550,000 and RMB125,000 as at December 31, 2020 and 2019, respectively, that will expire in one to five years for offsetting against future taxable profits of the companies in which the losses arose.

Deferred tax assets have not been recognised in respect of the tax losses as at December 31, 2020 and 2019 as the directors consider that it is currently not probable that future taxable profits will be available against which the tax losses can be utilised.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Reconciliation of deferred tax assets and liabilities (continued)

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. For the Group, the applicable rate is 5% or 10%. The Group is therefore liable for withholding taxes on dividends distributed by the subsidiaries established in Mainland China to foreign shareholders in respect of earnings generated.

At December 31, 2020 and 2019, the directors of the Company estimated that the retained earnings of the PRC subsidiaries and a joint venture would be retained in Mainland China for use in future operations and investments. In the opinion of the directors, it is not probable that these subsidiaries and a joint venture will distribute such earnings in the foreseeable future to their foreign shareholders. The aggregate amounts of temporary differences for the undistributed earnings associated with the investments in subsidiaries and a joint venture in Mainland China for which deferred tax liabilities have not been recognised were approximately RMB189,561,000 and RMB152,318,000 at December 31, 2020 and 2019, respectively. The Group has determined that the undistributed profits of its PRC subsidiaries and a joint venture will not be distributed in the foreseeable future.

11. (Loss)/earnings per share

Basic (loss)/earnings per share are calculated by dividing the (loss)/profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

For the year ended December 31, 2020, the effects of all outstanding share options and unvested restricted shares were excluded from the computation of diluted loss per share as their effects were anti-dilutive.

No adjustment is made to the basic earnings per share amount presented for the years ended December 31, 2019 for the dilutive effect of the outstanding share options because they are subject to performance conditions which were not met as of December 31, 2019.

The Group had no dilutive potential ordinary shares for the year ended December 31, 2018.

The following table reflects the income and share data used in the basic and diluted (loss)/earnings per share calculations:

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
(Loss)/profit attributable to ordinary equity holders of the parent for basic and diluted (loss)/earnings per share calculations	(16,423)	56,106	38,612

	2020	2019	2018
Weighted average number of ordinary shares in issue during the year for basic and diluted (loss)/earnings per share calculations	23,525,784	18,211,027	18,134,401

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Property, plant and equipment

	Leasehold improvements	Music education equipment	Furniture and fixtures	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2019	2,051	1,749	355	2,637	6.792
Additions	1,587	1,806	109	9	3,511
Disposals	—	—	(232)	(1,961)	(2,193)
Transfer to inventories	—	(762)	—	—	(762)
At December 31, 2019	3,638	2,793	232	685	7,348
Acquisition from business combinations (Note 8)	498	—	103	168	769
Additions	—	15,440	—	68	15,508
Disposals	—	(7)	—	(42)	(49)
At December 31, 2020	4,136	18,226	335	879	23,576
Accumulated depreciation
At January 1, 2019	(1,516)	(33)	(241)	(2,413)	(4,203)
Depreciation charge for the year	(711)	(337)	(61)	(142)	(1,251)
Disposals	—	—	188	1,961	2,149
Transfer to inventories	—	76	—	—	76
At December 31, 2019	(2,227)	(294)	(114)	(594)	(3,229)
Depreciation charge for the year	(631)	(1,464)	(65)	(97)	(2,257)
Disposals	—	6	—	39	45
At December 31, 2020	(2,858)	(1,752)	(179)	(652)	(5,441)
Net carrying amount
At December 31, 2020	1,278	16,474	156	227	18,135
At December 31, 2019	1,411	2,499	118	91	4,119

13. Intangible assets

	Software	Copyrights	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2019	376	135,061	135,437
Additions - acquired separately	15	41,840	41,855
At December 31, 2019	391	176,901	177,292
Acquisition from business combinations (Note 8)	—	26,000	26,000
Additions - acquired separately	—	73,962	73,962
At December 31, 2020	391	276,863	277,254
Accumulated amortisation
At January 1, 2019	(297)	(4,728)	(5,025)
Charge for the year	(42)	(3,720)	(3,762)
At December 31, 2019	(339)	(8,448)	(8,787)
Charge for the year	(40)	(5,326)	(5,366)
At December 31, 2020	(379)	(13,774)	(14,153)
Net carrying amount
At December 31, 2020	12	263,089	263,101
At December 31, 2019	52	168,453	168,505

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill

	Subscription, licensing and smart education business	Music events business	Total
	RMB’000	RMB’000	RMB’000
Cost and net carrying amount at January 1, 2019, December 31, 2019 and January 1, 2020	—	—	—
Acquisition from business combinations (Note 8)	1,610	235,615	237,225
Cost and net carrying amount at December 31, 2020	1,610	235,615	237,225

Impairment testing of goodwill

Goodwill acquired through business combinations is allocated to the following CGUs for impairment testing:

•	Subscription, licensing and smart education business; and
•	Music events business

Subscription, licensing and smart education business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate applied to the cash flow projections is 17%.  The growth rate used to extrapolate the cash flows beyond the five-year period is 3%.

The following describes management’s key assumptions in its subscription, licensing and smart education CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the subscription, licensing and smart education business CGU as at December 31, 2020.

The determination of the recoverable amount of the subscription, licensing and smart education CGU as at December 31, 2020 was particularly sensitive to changes in the discount rate. In the opinion of the directors, an increase in the pre-tax discount rate by 0.5% to 16.5% would cause the headroom of RMB 2,050,000 to be zero.

Music events business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.  The pre-tax discount rate applied to the cash flow projections is 18%.  The terminal growth rate used to extrapolate the cash flows beyond the five-year period is 3%.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill (continued)

Impairment testing of goodwill (continued)

The following describes the management’s key assumptions in its music events CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the music events CGU as at December 31, 2020.

15. Inventories

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Finished goods	950	1,807

16. Trade receivables

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Trade receivables
Receivables from third‑party customers	192,540	184,471
Allowance for ECLs	(10,818)	(3,346)
Total trade receivables	181,722	181,125

Trade receivables are non‑interest bearing and are generally on terms of 7 to 365 days.

The movements in allowance for ECLs are as follows:

	2020	2019
	RMB’000	RMB’000
At the beginning of the year	(3,346)	(3,459)
Impairment losses, net	(34,983)	(2,282)
Amount written off as uncollectible	27,511	2,395
At the end of the year	(10,818)	(3,346)

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Prepayments, other receivables and other assets

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Non-current
Prepayments	—	1,163
Deposits	95,328	57,724
Loan receivable	—	33,323
Other receivables	48	138
	95,376	92,348
Allowance for ECLs	—	(806)
Total	95,376	91,542
Current
Prepayments	22,146	12,325
Deposits	89	87
Loan receivable	3,000	—
Other receivables	3,288	2,537
Total	28,523	14,949

A loan receivable included in the non-current portion as at December 31, 2019 is unsecured and has an original maturity of three years. An impairment analysis on the loan receivable included in the non-current portion was performed at December 31, 2019 by considering the probability of default of comparable companies with published credit ratings and forecasts of future economic conditions, as appropriate. As at December 31, 2019, the probability of default applied to the loan receivable is 2.67% while the loss given default is estimated to be 62.52%. During 2020, the Group and certain independent third parties entered into an agreement to offset the non-current loan receivable against a non-current loan payable. As a result, both the non-current loan receivable and non-current loan payable were derecognised through a non-cash transaction.

A loan receivable included in the current portion as at December 31, 2020 is unsecured, interest-free and repayable within one year.

Apart from impairment of RMB806,000 of a loan receivable included in the non-current portion as at December 31, 2019, no impairment losses were recorded for the above assets as they were neither past due nor impaired. The financial assets included in the above balances relate to deposits and receivables for which there was no recent history of default. The loss allowance was assessed to be minimal because the deposits and other receivables are not past due.

The movements in allowance for ECLs are as follows:

	2020	2019
	RMB’000	RMB’000
At the beginning of the year	(806)	—
Impairment losses, net	(257)	(806)
Amount written off as uncollectible	1,063	—
At the end of the year	—	(806)

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities

18.1  Financial assets

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Financial assets at amortised cost
Current
Trade receivables (Note 16)	181,722	181,125
Financial assets included in prepayments, other receivables and other assets	6,377	2,624
Net investments in subleases	211	1,245
Amounts due from related parties	1,763	370
Amounts due from shareholders	100	105
Cash and cash equivalents	25,719	23,010
Total current financial assets	215,892	208,479
Non-current
Financial assets included in prepayments, other receivables and other assets	148	32,755
Net investments in subleases	202	2,325
Total non-current financial assets	350	35,080
Total financial assets	216,242	243,559

18.2  Financial liabilities

Lease liabilities and other financial liabilities at amortised cost, with carrying amounts that are reasonable approximations of fair values

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Current
Trade payables	27,310	34,697
Financial liabilities included in other payables and accruals	29,485	20,190
Amount due to a related party	7,177	—
Amount due to a shareholder	325	—
Interest-bearing loans and borrowings	60,000	55,000
Lease liabilities	7,660	5,217
	131,957	115,104
Non-current
Other payable	—	31,700
Lease liabilities	9,830	9,496
	9,830	41,196
Total	141,787	156,300

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.3  Fair values

The Group assessed that the fair values of cash and cash equivalents, trade receivables, the current portion of financial assets included in prepayments, other receivables and other assets, amounts due from related parties and shareholders, trade payables, amounts due to a related party and a shareholder and the current portion of financial liabilities included in other payables and accruals approximate their carrying amounts largely due to the short‑term maturities of these instruments.

The fair values of the non‑current portion of financial assets included in prepayments, other receivables and other assets, net investments in subleases, and financial liablities such as interest-bearing loans and borrowings, and loan payable included in the non‑current portion of other payable are measured at amortised cost. In the opinion of the directors, the fair values of these financial assets and financial liabilities approximate to their carrying amounts.

The Group did not have any financial assets and financial liabilities measured at fair value in the consolidated statements of financial position as at December 31, 2020 and 2019.

During the years ended December 31, 2020 and 2019, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for financial assets and financial liabilities.

The following methods and assumptions were used to estimate the fair values:

The fair values of the Group’s interest‑bearing loans and borrowings and other payable are determined by using the discounted cash flow method using the discount rate currently available for instruments with similar terms, credit risk and remaining maturities as at the end of the reporting period. The changes in fair value as a result of the Group’s own non‑performance risk as at December 31, 2020 and 2019 were assessed to be insignificant. The fair values of the Group’s interest‑bearing loans and borrowings and other payable are approximate to the fair values based on the discounted cash flows.

18.4  Financial instruments risk management objectives and policies

The Group’s principal financial liabilities comprise interest-bearing loans and borrowings, amounts due to a related party and a shareholder, trade payables and other payables and accruals. The main purpose of these financial liabilities is to raise finance for the Group’s operations. The Group’s principal financial assets include trade receivables, other receivables and cash and cash equivalents that derive directly from its operations.

The Group is exposed to foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks, which are summarised below.

Foreign currency risk

The Group has transactional currency exposures. Such exposures mainly arise from cash and cash equivalents, a loan receivable from a Hong Kong entity, trade payables to foreign suppliers and amount due to a related party in currencies other than the Group’s functional currency.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4  Financial instruments risk management objectives and policies (continued)

Foreign currency risk (Continued)

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the United States dollars (“US$”) and HK$ exchange rates, with all other variables held constant, of the Group’s profit/(loss) before tax. The impact on the Group’s profit/(loss) before tax is due to changes in the fair values of monetary assets and liabilities. The Group’s exposure to foreign currency risk for all other currencies is not material.

For the year ended December 31, 2020	Change in exchange rate	Effect on loss before tax
		RMB’000
US$	+5%	(608)
	−5%	608
HK$	+5%	—
	−5%	—

For the year ended December 31, 2019	Change in exchange rate	Effect on profit before tax
		RMB’000
US$	+5%	(1,302)
	−5%	1,302
HK$	+5%	1,672
	−5%	(1,672)

For the year ended December 31, 2018	Change in exchange rate	Effect on profit before tax
		RMB’000
US$	+5%	(924)
	−5%	924
HK$	+5%	(141)
	−5%	141

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Maximum exposure and year‑end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31, 2020 and 2019. The amounts presented are gross carrying amounts for financial assets.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4  Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

As at December 31, 2020

	12-month Expected Credit losses	Lifetime Expected Credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	—	—	—	192,540	192,540
Financial assets included in prepayments, other receivables and other assets
—Normal*	6,525	—	—	—	6,525
Net investments in subleases—Normal*	413	—	—	—	413
Amounts due from related parties—Normal*	1,763	—	—	—	1,763
Amounts due from shareholders—Normal*	100	—	—	—	100
Cash and cash equivalents
—not yet past due	25,719	—	—	—	25,719
	34,520	—	—	192,540	227,060

As at December 31, 2019

	12-month Expected Credit losses	Lifetime Expected Credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	—	—	—	184,471	184,471
Financial assets included in prepayments, other receivables and other assets
—Normal*	36,185	—	—	—	36,185
Net investments in subleases—Normal*	3,570	—	—	—	3,570
Amount due from a related party—Normal*	370	—	—	—	370
Amounts due from shareholders—Normal*	105	—	—	—	105
Cash and cash equivalents
—not yet past due	23,010	—	—	—	23,010
	63,240	—	—	184,471	247,711

*

The credit quality of the financial assets included in prepayments, other receivables and other assets, net investments in subleases, and amounts due from related parties and shareholders is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4  Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.

The Group has significant credit risk concentration from its largest customers’ trade receivables. The Group’s largest customer’s trade receivables represents 7% and 8% of the Group’s gross trade receivables as at December 31, 2020 and 2019, respectively. The Group’s five largest customers’ trade receivables represent 28% and 29% of the Group’s gross trade receivables as at December 31, 2020 and 2019, respectively.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability‑weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written off if past due for more than one year and are not subject to enforcement activity.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Days past due
	Current	1 - 90 days	91 - 180 Days	>181 days	Total
December 31, 2020
Expected credit loss rate	2.39%	3.42%	6.39%	16.36%	5.62%
Gross carrying amount (RMB’000)	95,140	30,351	34,680	32,369	192,540
Expected credit loss (RMB’000)	2,270	1,039	2,215	5,294	10,818

		Days past due
	Current	1 - 90 days	91 - 180 Days	>181 days	Total
December 31, 2019
Expected credit loss rate	1.57%	1.94%	2.99%	6.01%	1.81%
Gross carrying amount (RMB’000)	155,781	17,931	2,905	7,854	184,471
Expected credit loss (RMB’000)	2,439	348	87	472	3,346

Liquidity risk

The Group monitors its risk of a shortage of funds using a liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, other borrowings and lease liabilities.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4  Financial instruments risk management objectives and policies (continued)

The Group assessed the concentration of risk with respect to refinancing its debts and concluded it to be low.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio.

The table below summarises the maturity profile of the Group’s financial liabilities as at the end of the reporting period based on the contractual undiscounted payments:

	On demand	Less than 1 year	>1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2020
Interest-bearing loans and borrowings	10,000	54,306	—	64,306
Lease liabilities	—	8,263	13,515	21,778
Trade payables	—	27,310	—	27,310
Due to a shareholder	325	—	—	325
Due to a related party	—	7,177	—	7,177
Other payables and accruals	—	29,485	—	29,485
As at December 31, 2019
Interest-bearing loans and borrowings	5,000	54,323	—	59,323
Lease liabilities	—	5,634	14,721	20,355
Trade payables	—	34,697	—	34,697
Other payables and accruals	—	20,190	31,700	51,890

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.5  Changes in liabilities arising from financing activities

	Interest- bearing		Due	Due to
	loans and borrowings	Lease liabilities	to a shareholder	a related party
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2018	5,000	4,563	—	—
Changes from financing activities	34,700	(2,543)	—	—
Accretion of interest	—	141	—	—

As at December 31, 2018 and January 1, 2019	39,700	2,161	—	—
Changes from financing activities	15,300	(2,560)	—	—
Additions	—	14,499	—	—
Accretion of interest	—	613	—	—

As at December 31, 2019 and January 1, 2020	55,000	14,713	—	—
Changes from financing activities	5,000	(4,688)	—	7,177
Changes from operating activities	—	(778)	—	—
Acquisition of a subsidiary	—	—	325	—
Additions	—	5,682	—	—
Accretion of interest	—	2,561	—	—

As at December 31, 2020	60,000	17,490	325	7,177

19. Cash and cash equivalents

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Cash and cash equivalents	25,719	23,010

At December 31, 2020, the cash and cash equivalents of the Group denominated in RMB amounting to RMB22,649,000 (2019: RMB22,919,000). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

20. Issued capital and reserves

	Number of ordinary shares of US$0.001 each
	Authorised	Issued and fully paid	Nominal value of ordinary shares
			RMB’000
At December 31, 2019	50,000,000	18,211,027	118
At December 31, 2020	50,000,000	24,566,723	162

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Issued capital and reserves (continued)

On February 29, 2020, the Company issued 4,856,273 ordinary shares with an aggregate fair value of RMB284,000,000 in exchange for the acquisition of a 100% equity interest of Rosenkavalier.

On March 4, 2020, 1,499,423 ordinary shares were allotted and issued to an independent third party for a cash consideration of US$12,999,997, excluding issuance costs of RMB557,000.

As at December 31, 2019, 1,150,836 shares registered in the name of Lebon Holding Limited were pledged and charged by Lebon Holding Limited in favour of Mount Merry International Limited pursuant to a charge over shares dated September 6, 2019, as amended from time to time. On March 5, 2020, the pledged shares were released.

Statutory restrictions

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with IFRSs differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under China Accounting Standards (“CAS”) to the statutory reserve and have the rights to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted that include statutory reserve funds, as determined in accordance with CAS, were RMB9,213,000 and RMB8,694,000, as at December 31, 2020 and 2019, respectively.

21. Trade payables

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Trade payables	27,310	34,697

Terms and conditions of the above financial liabilities are as follows:

•	Trade payables are non‑interest‑bearing and are normally settled on terms ranging from 1 to 30 days; and
•	For explanations on the Group’s liquidity risk management processes, refer to Note 18.4.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Contract liabilities

The balance represented the receipts in advance from customers.

	December 31, 2020	December 31, 2019	January 1, 2019
	RMB’000	RMB’000	RMB’000
Deferred revenue
Subscriptions and licensing	13,827	13,294	15,296
Smart music education	11,074	3,191	142
Total contract liabilities	24,901	16,485	15,438
Current	24,314	16,049	14,341
Non-current	587	436	1,097

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Amount of revenue recognised in the respective reporting periods that was included in the contract liabilities at the beginning of the reporting period	13,874	12,395	10,329

Contract liabilities include deferred revenue relating to the subscription and licensing of music content and music education products and services.

The increase in contract liabilities in 2020 and 2019 was mainly due to the increase in amounts received in relation to the smart music education business at the end of the year.

23. Interest‑bearing loans and borrowings

	Effective interest rate	Maturity	December 31, 2020	December 31, 2019
	%		RMB’000	RMB’000
Current:
Unsecured bank loans	4.25 (2019: 5.23)	On demand	10,000	5,000
Unsecured other borrowings	12	September 19, 2021 (2019: September 19, 2020)	50,000	50,000
			60,000	55,000

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases

Group as a lessee

The Group has lease contracts for various items of property, plant and equipment. Leases of a building and music education equipment generally have lease terms between 3 and 5 years.

The Group also has certain leases with lease terms of 12 months or less and leases with low value. The Group applies recognition exemptions for “short-term leases” and “leases of low-value assets” for these leases.

Set out below are the carrying amounts of right‑of‑use assets recognised and the movements during the years:

	Building	Music education equipment	Total
	RMB’000	RMB’000	RMB’000
At January 1, 2019	1,938	—	1,938
Additions	6,029	8,470	14,499
Depreciation charge	(1,307)	(311)	(1,618)
Subleases	(4,091)	—	(4,091)
At December 31, 2019	2,569	8,159	10,728
Additions	1,286	4,396	5,682
Acquisition from business combinations (Note 8)	2,988	—	2,988
Depreciation charge	(2,525)	(1,955)	(4,480)
As December 31, 2020	4,318	10,600	14,918

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2020	2019
	RMB’000	RMB’000
At January 1	14,713	2,161
Additions	5,682	14,499
Accretion of interest	2,561	613
Covid-19 - related rent concessions from a lessor	(778)	—
Payments	(4,688)	(2,560)
At December 31	17,490	14,713
Current	7,660	5,217
Non-current	9,830	9,496

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases (continued)

The following are the amounts recognised in profit or loss:

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Depreciation expense of right-of-use assets	4,480	1,618	1,939
Interest expense on lease liabilities	2,561	613	141
Covid-19-related rent concessions from a lessor	(778)	—	—
Expense relating to short term leases and leases of low-value assets included in administrative expenses	775	112	108
Total amount recognised in profit or loss	7,038	2,343	2,188

The total cash outflow for leases included in the statement of cash flows is as follows:

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Total cash outflow for leases	5,463	2,672	2,651

Group as a lessor

The Group entered into sub‑lease agreements on its office. These leases have terms of three and a half years, which are equal to the lease term of the head lease.

Future minimum rentals receivable under non‑cancellable finance leases as at each of the reporting dates are as follows:

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Amounts receivable:
Within one year	219	1,290
After one year but within two years	219	1,290
After two years but within five years	—	1,290
Total future undiscounted minimum rentals receivables	438	3,870
Unearned finance income	(25)	(300)
Net investments in subleases	413	3,570
Current	211	1,245
Non-current	202	2,325

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. Other payables and accruals

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Accruals	11,018	12,925
Other payables	46,210	72,339
Payable to database suppliers	2,189	3,415
Interest payables	7,704	1,701
Total other payables and accruals	67,121	90,380
Current	67,121	58,680
Non-current	—	31,700

Other payables are non‑interest bearing and normally settled within one year, except for a loan from a third party amounting to RMB31,700,000 as at December 31, 2019 was unsecured, interest-free and repayable after one year. The non-current loan payable as at December 31, 2019 was derecognised during the year ended December 31, 2020. Detail of the derecognition was disclosed in Note 17 of these consolidated financial statements.

26. Related party disclosures

Note 7 provides information about the Group’s structure, including details of the subsidiaries. The following table provides the total amount of transactions that are entered into with related parties for the relevant financial years.

		Interest income on net investments in subleases	Revenue from a related party	Acquisition of a subsidiary
		RMB’000	RMB’000
Shareholder of the Company	2020	—	—	174,944
	2019	—	—	—
	2018	—	—	—
BMF Culture*	2020	23	—	—
	2019	85	349	—
	2018	—	—	—

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Related party disclosures (continued)

Outstanding balances at December 31, 2020 and 2019 are unsecured and interest‑free and repayable on demand. There have been no guarantees provided or received for any related party receivables or payables

		Net investments in subleases	Due from related parties /shareholders	Due to a related party/ a shareholder
		RMB’000	RMB’000	RMB’000
BMF Culture*	2020	—	—	—
	2019	2,505	370	—
Shigoo Limited#	2020	—	663	7,177
	2019	—	—	—
Shanghai Xuanshi Culture Communication Co., Ltd.^	2020	—	1,100	—
	2019	—	—	—
Shareholders of the Company	2020	—	100	325
	2019	—	105	—

*

A director of the Company is the controlling shareholder of Rosenkavalier, the parent company of BMF Culture. The amount due from BMF Culture was unsecured, interest-free and repayable on demand. BMF Culture became a subsidiary of the Group since February 29, 2020. Further details are disclosed in note 8 to consolidated financial statements.

#

A director of the Company is the controlling shareholder of Shigoo Limited. The amount due from Shigoo Limited was unsecured, interest-free and repayable on demand, while the amount due to Shigoo Limited was unsecured, interest-free and repayable within one year.

^	A joint venture of the Group. The amount due from the joint venture was unsecured, interest-free and repayable within one year.

The following table provides compensation of key management personnel of the Group:

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Short term employee benefits	7,875	1,241	1,810
Equity-settled share-based payment expenses	14,269	—	—
Post employment benefits	356	369	430
Total compensation paid to key management personnel	22,500	1,610	2,240

The amounts disclosed in the table are the amounts recognised as an expense during the reporting periods related to key management personnel.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. Notes to the consolidated statements of cash flows

Major non‑cash transactions

(a)

During the year ended December 31, 2020, the Group acquired 100% equity interest in Rosenkavalier by issuing 4,856,273 ordinary shares of the Company, which had a total value of RMB284,000,000 (Note 8).

(b)

During the year ended December 31, 2020, the Group and two independent third parties entered into an agreement to offset the non-current loan receivable against a non-current loan payable. As a result, both the non-current loan receivable and non-current loan payable were derecognised through a non-cash transaction (Note 17 and Note 25).

(c)

During the year ended December 31, 2020, the Group had non‑cash additions to right‑of‑use assets and lease liabilities of RMB1,286,000 (2019: RMB6,029,000) in respect of lease arrangements for a leased property (Note 24).

(d)

During the year ended December 31, 2020, the Group entered into finance lease arrangements in respect of property, plant and equipment with a total capital value at the inception of the leases of RMB4,396,000 (2019: RMB8,470,000) (Note 24).

28. Standards issued but not yet effective

The new and amended standards that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards, if applicable, when they become effective.

Amendments to IFRS 3	Reference to the Conceptual Framework[2]
Amendments to IFRS 9, IAS 39, IFRS 7,
IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and
its Associate or Joint Venture[4]
IFRS 17	Insurance Contracts[3]
Amendments to IFRS 17	Insurance Contracts[3,5]
Amendments to IAS 1	Classification of Liabilities as
Current or Non-current[3]
Amendments to IAS 1	Disclosure of Accounting Policies[3]
Amendments to IAS 8	Definition of Accounting Estimates[3]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[2]
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract[2]
Annual Improvements to	Amendments to IFRS 1, IFRS 9,
IFRS Standards 2018-2020	Illustrative Examples accompanying
IFRS 16, and IAS 41[2]

1.	Effective for annual periods beginning on or after 1 January 2021
2.	Effective for annual periods beginning on or after 1 January 2022
3.	Effective for annual periods beginning on or after 1 January 2023
4.	No mandatory effective date yet determined but available for adoption
5.

As a consequence of the amendments to IFRS 17 issued in June 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before 1 January 2023

The adoption of the above new and amended standards and interpretations are not expected to have a material impact on the Group’s financial statements.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share‑based payments

Share Option Agreement

In October 2019, the Group entered into an agreement with a financial consultant (“Share Option Agreement”), pursuant to which share options of the Company are granted to the financial consultant in respect of his services to the Group in the forthcoming years. The maximum number of share options granted under the Share Option Agreement to the financial consultant is 3% of the total number of shares of the Company on the Listing Dates (as defined below). The exercise price of the share options is the offer price of the underlying shares of the Company issued in the final financing arrangement prior to the Company’s initial public offering (“IPO”). The share options can only be vested if (i) the financial consultant becomes an employee of the Group prior to the date of successful listing of the Company’s shares through the IPO (the “Listing Date”); and (ii) there is the successful listing of the Company’s shares through the IPO (“IPO Performance Condition”); and (iii) the financial consultant remains as an employee of the Group over the vesting period as specified in the Share Option Agreement.All share options will be vested over 24 months after the Listing Date. Unexercised portion will be forfeited after 48 months after Listing Date. There are caps for share options to be exercised in the periods as specified as below:

Vesting period of the relevant percentage of the options	Cap of options exercisable
After 6 months since the Listing Date	1% of the total shares
After 12 months since the Listing Date	2% of the total shares
After 18 months since the Listing Date	2.5% of the total shares
After 24 months since the Listing Date	3% of the total shares

There are no cash settlement alternatives. The Group does not have a past practice of cash settlement for these share options. The Group accounts for the share options granted under the Share Option Agreement as equity‑settled share‑based payments.

In April 2020, the financial consultant was appointed as the Chief Financial Officer of the Group. The share options granted under the Share Option Agreement remain effective and the terms of the share options remain unchanged, except that the exercise price of the share options is now the higher of US$7.5 million and the offer price of the underlying shares the Company issued in its last round of financing prior to the Company’s IPO.

(a)

The fair value of equity-settled share options granted during the year was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	49%
Risk-free interest rate (%)	0.36%
Suboptimal factor	2.5
Forfeiture rate	0%
Option life (years)	4.78
Share price (US$ per share)	8.67

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share‑based payments (continued)

Share Option Agreement (continued)

(b)	The following share options were outstanding under the Share Option Agreement during the year:

Weighted
average exercise
	price per share	Numbers
	US$	of options
At January 1, 2020	—	—
Granted during the year	8.46	887,002
Forfeited during the year	—	—
Exercised during the year	—	—
Expired during the year	—	—
At December 31, 2020	8.46	887,002

(c)	The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

Exercise period	Number of options	Exercise price US$
July 12, 2021 – January 12, 2025	295,667	8.46
January 12, 2022 – January 12, 2025	295,667	8.46
July 12, 2022 – January 12, 2025	147,834	8.46
January 12, 2023 – January 12, 2025	147,834	8.46
	887,002

2020 ESOP Plan

The Group adopted an equity incentive plan (the “2020 ESOP Plan”) for grants of share options and restricted shares of the Company’s ordinary shares to directors, officers and employees of the Company and its subsidiaries.

In October, 2020, the Group’s board of directors approved the 2020 ESOP Plan. The maximum aggregate number of, ordinary shares that may be issued pursuant to all awards under the 2020 ESOP Plan shall was 1,227,000. The 2020 ESOP Plan lapses on the tenth anniversary of the grant date.

1,125,334 share options and 101,666 restricted shares were granted under the 2020 ESOP Plan, at an exercise price of US$0.01 per share. 50%, 30%, 10% and 10% of the share options and restricted shares will vest on October 1, 2021, October 1, 2022, October 1, 2023 and October 1, 2024, respectively, on the condition that (i) directors, officers, employees and consultants of the Company remain in service; and (ii) the Company completes its initial public offering within 12 months after the adoption of the 2020 ESOP Plan by the board of the directors.

(a)

The fair value of equity-settled share options and restricted shares granted during the year was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share‑based payments (continued)

2020 ESOP Plan (continued)

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	50%
Risk-free interest rate (%)	0.88%
Suboptimal factor	1.0 - 2.5
Forfeiture rate	0%
Option life (years)	10
Share price (US$ per share)	9.03

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.
(b)	The following share options and restricted shares were outstanding under the 2020 ESOP Plan during the year:

	Weighted average exercise price per share US$	Numbers of options	Number of restricted shares
At January 1, 2020	—	—	—
Granted during the year	0.01	1,125,334	101,666
Forfeited during the year	—	—	—
Exercised during the year	—	—	—
Expired during the year	—	—	—
At December 31, 2020	0.01	1,125,334	101,666

(c)	The exercise prices and exercise periods of the share options and restricted shares outstanding as at the end of the reporting period are as follows:

Exercise period	Number of options	Number of restricted shares	Exercise price US$
October 1, 2021 – October 30, 2030	562,666	50,832	0.01
October 1, 2022 – October 30, 2030	337,600	30,500	0.01
October 1, 2023 – October 30, 2030	112,534	10,167	0.01
October 1, 2024 – October 30, 2030	112,534	10,167	0.01
	1,125,334	101,666

The fair values of the share options and restricted shares granted under the Share Option Agreement and 2020 ESOP Plan during the year were US$3,182,000 and US$10,950,000, respectively, of which the Group recognised a share-based payment expense of RMB19,416,000 (equivalent to US$2,799,000) for the year ended December 31, 2020.

At the end of the reporting period, the Company had 2,012,336 and 101,666 share options and restricted shares outstanding. If the outstanding share options and restricted shares were exercised in full, an additional 2,114,002 ordinary shares of the Company will be issued, resulting in additional share capital of RMB14,000 (equivalent to US$2,000) and capital reserve of RMB49,020,000 (equivalent to US$7,514,000) (before issue expenses), respectively.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30. Commitments

The Group had the following purchase commitments at the end of the reporting period which are not yet reflected in the financial statements.

	December 31, 2020	December 31, 2019
	RMB’000	RMB’000
Intangible assets	25,025	6,160
Music education equipment	1,028	8,043
	26,053	14,203

31. Events after the reporting period

On January 12, 2021, the Company completed its initial public offering and was listed on the New York Stock Exchange. 5,000,000 ordinary shares were issued at a price of US$10 per share for net proceeds of approximately US$46.5 million, after deducting underwriting discounts and commissions of US$3.5 million. After the initial public offering, there were 29,566,273 ordinary shares outstanding, consisting of 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares, with par value US$0.001.