Form 20-F/A
period 2020-12-31
Kuke Music Holding Ltd
filed 2021-06-01
CIK 1809158

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON June 1, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

2

EXPLANATORY NOTE

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended 31 December 2020, originally filed with the Securities and Exchange Commission on April 29, 2021 (the “2020 Form 20-F”), is being filed solely for the purposes of (i) adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed; and (ii) revising the table on page F-52 as follows:

	Leasehold improvements	Music education equipment	Furniture and fixtures	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2019	2,051	1,749	355	2,637	6,792
Additions	1,587	1,806	109	9	3,511
Disposals	—	—	(232)	(1,961)	(2,193)
Transfer to inventories	—	(762)	—	—	(762)
At December 31, 2019	3,638	2,793	232	685	7,348
Acquisition from business combinations (Note 8)	498	—	103	168	769
Additions	—	15,440	—	68	15,508
Disposals	—	(7)	—	(42)	(49)
At December 31, 2020	4,136	18,226	335	879	23,576
Accumulated depreciation
At January 1, 2019	(1,516)	(33)	(241)	(2,413)	(4,203)
Depreciation charge for the year	(711)	(337)	(61)	(142)	(1,251)
Disposals	—	—	188	1,961	2,149
Transfer to inventories	—	76	—	—	76
At December 31, 2019	(2,227)	(294)	(114)	(594)	(3,229)
Depreciation charge for the year	(631)	(1,464)	(65)	(97)	(2,257)
Disposals	—	6	—	39	45
At December 31, 2020	(2,858)	(1,752)	(179)	(652)	(5,441)
Net carrying amount
At December 31, 2020	1,278	16,474	156	227	18,135
At December 31, 2019	1,411	2,499	118	91	4,119

Other than as expressly set forth above, this Amendment No. 1 to the 2020 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2020 Form 20-F, or reflect any events that have occurred after the 2020 Form 20-F was originally filed.

Item 19. EXHIBITS

Exhibit Number	Description of Document

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kuke Music Holding Limited

	By:	/s/ HE YU
	Name:	HE YU
Date: June 1, 2021	Title:	Chairman of the Board of Directors and Chief Executive Officer

4

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

The Group had no dilutive potential ordinary shares for the year ended December 31, 2018.

The following table reflects the income and share data used in the basic and diluted (loss)/earnings per share calculations:

	2020	2019	2018
	RMB’000	RMB’000	RMB’000
(Loss)/profit attributable to ordinary equity holders of the parent for basic and diluted (loss)/earnings per share calculations	(16,423)	56,106	38,612

	2020	2019	2018
Weighted average number of ordinary shares in issue during the year for basic and diluted (loss)/earnings per share calculations	23,525,784	18,211,027	18,134,401

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Property, plant and equipment

	Leasehold improvements	Music education equipment	Furniture and fixtures	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2019	2,051	1,749	355	2,637	6,792
Additions	1,587	1,806	109	9	3,511
Disposals	—	—	(232)	(1,961)	(2,193)
Transfer to inventories	—	(762)	—	—	(762)
At December 31, 2019	3,638	2,793	232	685	7,348
Acquisition from business combinations (Note 8)	498	—	103	168	769
Additions	—	15,440	—	68	15,508
Disposals	—	(7)	—	(42)	(49)
At December 31, 2020	4,136	18,226	335	879	23,576
Accumulated depreciation
At January 1, 2019	(1,516)	(33)	(241)	(2,413)	(4,203)
Depreciation charge for the year	(711)	(337)	(61)	(142)	(1,251)
Disposals	—	—	188	1,961	2,149
Transfer to inventories	—	76	—	—	76
At December 31, 2019	(2,227)	(294)	(114)	(594)	(3,229)
Depreciation charge for the year	(631)	(1,464)	(65)	(97)	(2,257)
Disposals	—	6	—	39	45
At December 31, 2020	(2,858)	(1,752)	(179)	(652)	(5,441)
Net carrying amount
At December 31, 2020	1,278	16,474	156	227	18,135
At December 31, 2019	1,411	2,499	118	91	4,119

13. Intangible assets

	Software	Copyrights	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2019	376	135,061	135,437
Additions - acquired separately	15	41,840	41,855
At December 31, 2019	391	176,901	177,292
Acquisition from business combinations (Note 8)	—	26,000	26,000
Additions - acquired separately	—	73,962	73,962
At December 31, 2020	391	276,863	277,254
Accumulated amortisation
At January 1, 2019	(297)	(4,728)	(5,025)
Charge for the year	(42)	(3,720)	(3,762)
At December 31, 2019	(339)	(8,448)	(8,787)
Charge for the year	(40)	(5,326)	(5,366)
At December 31, 2020	(379)	(13,774)	(14,153)
Net carrying amount
At December 31, 2020	12	263,089	263,101
At December 31, 2019	52	168,453	168,505

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill

	Subscription, licensing and smart education business	Music events business	Total
	RMB’000	RMB’000	RMB’000
Cost and net carrying amount at January 1, 2019, December 31, 2019 and January 1, 2020	—	—	—
Acquisition from business combinations (Note 8)	1,610	235,615	237,225
Cost and net carrying amount at December 31, 2020	1,610	235,615	237,225

Impairment testing of goodwill

Goodwill acquired through business combinations is allocated to the following CGUs for impairment testing:

•	Subscription, licensing and smart education business; and
•	Music events business

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