Form 20-F
period 2021-12-31
Kuke Music Holding Ltd
filed 2022-05-02
CIK 1809158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
People’s Republic of China
(Address of principal executive offices)
Hoi Tung Chan, Chief Financial Officer
+86-
010-6561
0392
Building 96
4 San Jian Fang South Block
Chaoyang District, Beijing 100024
People’s Republic of China
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
As of December 31, 2021, there were 21,285,625 Class A ordinary shares outstanding, par value US$0.001.
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
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

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
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

1

INTRODUCTION
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

•
“classical music” refers to art music that is produced and rooted in the traditions of western culture and ethnic culture; the characteristics of classical music that distinguish itself from popular music include (i) the complexity of the creation process, (ii) sophisticated use of instrumental musical forms and vocal forms and (iii) having high aesthetic and appreciation value; for purposes of this annual report, references to “classical music” include traditional classical music, jazz, world music and other non-pop
music forms;

•	“COVID-19” refers to a highly contagious novel virus that was declared a global pandemic by the World Health Organization on March 11, 2020;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Kuke International” refers to Kuke Future International Technology (Beijing) Co., Ltd., one of our WFOEs;

•	“HNTE” refers to high and new technology enterprises;

•	“Naxos” refers to Naxos Global Distribution Limited, Naxos Rights International Limited and their affiliates and subsidiaries;

•	“Naxos China” refers to Naxos (Beijing) Culture & Communication Co., Ltd., a non-wholly-owned subsidiary of our company;

•	“Naxos International” refers to Naxos International (Far East) Limited;

•	“NFT” refers to non-fungible token;

•	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share;

•	“our VIEs” refers to our variable interest entities, including Beijing Kuke Music and BMF Culture;

•	“our WFOEs” refers to our wholly-owned subsidiaries in the PRC, including Kuke International and Beijing Lecheng;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAFE” refers to the PRC State Administration of Foreign Exchange;

•
“student interest training market,” “student art education market,” “student music education market,” “student musical instrument training market,” and “student piano education market” refer to markets for students aged between 3 and 18, as measured by the total amount of tuition paid; and

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.
This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key
Information-D.
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
In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

•	our goals and strategies;

•	our expectations regarding the demand for and market acceptance of our music licensing and subscription services, smart music learning solutions, and live classical music events;

•	our expectations regarding our relationships with licensors and suppliers;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	the growth of and changes in our industries;

•	our competitive landscape;

•	government policies and regulations relating to our industries; and

•	general economic and business conditions in the PRC and globally.
You should read this annual report and the documents that we refer to in this annual report thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key
Information-D.
Risk Factors,” “Item 4. Information on the
Company-B.
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
Our Holding Company Structure and Contractual Arrangements with Our VIEs and Their Respective Shareholders
We are a Cayman Islands holding company primarily operating in China through (i) our WFOEs, including Kuke International and Beijing Lecheng, in which we hold equity ownership interests, and (ii) contractual arrangements among our WFOEs, our VIEs, including Beijing Kuke Music and BMF Culture, and the respective shareholders of our VIEs. We do not own any equity interest in our VIEs. Revenues contributed by our VIEs and their subsidiaries accounted for 91.3%, 93.4% and 97.6% of our total revenues for the years of 2019, 2020 and 2021, respectively. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in our VIEs but instead are purchasing equity interest in a Cayman Island holding company.
We have control over our VIEs through Kuke International and Beijing Lecheng. In February 2018, Kuke International entered into a series of contractual arrangements with Beijing Kuke Music and its shareholders, pursuant to which Kuke International acquired effective control over Beijing Kuke Music. In February 2020, through a share swap transaction, we acquired 100% equity interest in Rosenkavalier Limited, a British Virgin Islands company that indirectly owns 100% equity interest in Beijing Lecheng, which has effective control over BMF Culture through a series of contractual arrangements with BMF Culture and its shareholders. These contractual arrangements enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with Our VIEs and Their Respective Shareholders.”
However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Fund Flows between Our Company, Our WFOEs and Our VIEs
Under PRC law, we may provide funding to our WFOEs only through capital contributions or loans, and to our VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our WFOEs to meet our financing need. Under the contractual arrangements between Kuke International and Beijing Kuke Music, Kuke International is entitled to substantially all of the economic benefits of Beijing Kuke Music in the form of service fees and intellectual property rights. Beijing Lecheng and BMF Culture have also entered into an exclusive consulting service agreement. For risks related to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure— PRC laws and regulations over direct investment in and loans to PRC entities by offshore companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements. For a condensed consolidation schedule depicting the results of operations, financial position, and cash flows for Kuke Music and our VIEs, see “Item 3.—Key Information—VIE Consolidation Schedule.”
Assets Transfer Occurred Between Our Company, Our WFOEs and Our VIEs
Under the exclusive consulting services agreements, Kuke International and Beijing Lecheng provide consulting services to our VIEs and are entitled to receive service fees from our VIEs in exchange. The contractual arrangements provide that Kuke International and Beijing Lecheng have the right to adjust the service fee at any time based on the services provided to Beijing Kuke Music and BMF Culture. Pursuant to the exclusive intellectual property rights licensing agreement between Kuke International and Beijing Kuke Music, Kuke International agreed to license to Beijing Kuke Music certain intellectual property rights owned by Kuke International or being transferred to Kuke International by Beijing Kuke Music, both at nil consideration.
During the three years ended December 31, 2019, 2020 and 2021, our WFOEs did not charge any service fees from our VIEs under the contractual arrangements, and there was no cash flows or transfers of other assets between our WFOEs and our VIEs under the contractual arrangements. In 2019, we funded our WFOEs with US$0.3 million. For the years ended December 31, 2019, 2020 and 2021, our VIEs received debt financing from us of nil, US$9.6 million and US$33.2 million, and from our WFOEs of RMB2.0 million, nil and nil, respectively.
On June 1, 2019, Beijing Kuke Music and BMF Culture entered into a lease agreement, pursuant to which Beijing Kuke Music subleased parts of the office space it leased from a third party to BMF Culture. The total rental expenses arising from the lease agreement in 2019 was RMB0.5 million, which was settled in December 2019. Beijing Kuke Music and BMF Culture entered into another lease agreement for calendar year 2020 for a consideration of RMB1.1 million, and of which RMB0.6 million (US$0.1 million) has not been settled as of December 31, 2021.
Neither our WFOEs nor our VIEs is obligated to make dividends or distributions to Kuke Music under the contractual arrangements. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Kuke Music by our WFOEs and VIEs.
Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences
Kuke Music has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares and we have no plan to declare or pay any dividends in the foreseeable future on our ADSs or Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—Dividend Policy.”

In addition, subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100.00
Tax on earnings at statutory rate of 25%(3)	(25.00)

Net earnings available for distribution	75.00
Withholding tax at standard rate of 10%(4)	(7.50)

Net distribution to Parent/Shareholders	67.50

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Under the terms of VIE agreements, Kuke International and Beijing Lecheng may charge our VIEs for services provided to VIEs. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)
Beijing Kuke, one of our VIEs, qualifies for a 15% preferential income tax rate and certain other preferential tax benefits available to “high and new technology enterprises,” or HNTE in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our WFOEs under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the service fees paid to our WFOEs (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), our VIEs could make a non-deductible
transfer to our WFOEs for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible
expenses for our VIEs but still taxable income for our WFOEs. Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.6% of the
pre-tax
income. Our management believes that there is only a remote possibility that this scenario would happen.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.
Under PRC laws and regulations, our WFOEs and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our WFOEs and our VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Furthermore, cash transfers from our WFOEs to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our WFOEs and our VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.
As a result of these and other restrictions under the PRC laws and regulations, our WFOEs and our VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The amounts restricted include the paid-up
capital and the statutory reserve funds of our WFOEs and VIEs, totaling RMB3.1 million, RMB3.2 million and RMB3.2 million (US$0.5 million) as of December 31, 2019, 2020 and 2021, respectively. Even though we currently does not require any such dividends, loans or advances from our WFOEs and our VIEs for working capital and other funding purposes, we may in the future require additional cash resources from our WFOEs and our VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our consolidated affiliated Chinese entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our WFOEs and our VIEs in China, including, among others, the Internet Content Provider License, the License for Production and Operation of Radio and TV Programs, Online Culture Operating Permit, the Online Publishing Service Permit, and the Online Culture Operating Permit held by Beijing Kuke Music, and the requisite commercial performance approvals and permits held by BMF culture. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for our businesses in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Certain of our content offerings may be found objectionable by the PRC government, which may subject us to penalties and other regulatory or administrative actions,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain or renew licenses, permits or approvals or respond to any changes in government policies, laws or regulations may affect our ability to conduct or expand our business.”

Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors
We believe we are not required to obtain any approvals from any PRC authorities for a future offering of our securities to foreign investors, including the China Securities Regulatory Commission, or the CSRC, and the Cyberspace Administration of China, or the CAC. In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our WFOEs and our VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.
However, our belief that no such approvals are required is based upon existing PRC laws and regulations, which are subject to differing interpretations or change. As such, there can be no assurance that the PRC regulators or a court will not take a contrary position. We may also be required to obtain such approvals in the future.
Risks Related to our VIEs and China Operations
Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form
20-F,
before you decide whether to purchase the ADSs. In particular, we are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•
Kuke Music is a Cayman Islands holding company primarily operating in China through its WFOEs and contractual arrangements with its VIEs. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in our VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and our VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our VIEs and, consequently, significantly affect the financial condition and results of operations of Kuke Muisc. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs or forfeit our rights under the contractual arrangements;

•
The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us and our VIEs face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our and our VIE’s business, financial condition, and results of operations;

•
We and our VIEs are subject to extensive and evolving legal development, non-compliance
with which, or changes in which, may materially and adversely affect our and our VIEs’ business and prospects, and may result in a material change in our and our VIEs’ operations and/or the value of our ADSs or could significantly limit or completely hinder our and our VIEs’ ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•
It is unclear whether we and our VIEs will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and our VIEs’ business could be interrupted or we and our VIEs could be subject to liabilities which may materially and adversely affect the results of our and our VIEs’ operation and the value of your investment;

•	The PRC government’s oversight over our and our VIEs’ business operations could result in a material adverse change in our and our VIEs’ operations and the value of our ADSs;

•
Although we believe we are not required to obtain any approvals of any PRC authorities for a future offering of our securities to foreign investors, including the CSRC and the CAC, under current PRC laws and regulations, the PRC regulators or a court may take a contrary position. In addition, applicable laws, regulations or interpretations may change and we thus may be required to obtain such approvals in the future;

•
Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and our VIEs’ business operations, and severely damage our and our VIEs’ reputation, which would materially and adversely affect our and our VIEs’ financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

•
We rely on contractual arrangements with our VIEs and shareholders of our VIEs for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law; and

•	Any failure by our VIEs or shareholders of our VIEs to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
For further details on the regulatory, liquidity and enforcement risks related to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
VIE Consolidation Schedule
The following tables set forth the summary consolidated balance sheets data as of December 31, 2019, 2020 and 2021 of (i) Kuke Music and its subsidiaries and (ii) our VIEs and its subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2019, 2020 and 2021. Our consolidated financial statements are prepared and presented in accordance with IFRS. Our and our VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2021
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	7,317	288,789	(209)	295,897
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(79,858)	(5,773)	25,794	220	(59,617)

	For the year ended December 31, 2020
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	11,425	152,164	(708)	162,881
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(43,007)	5,158	24,474	(1,839)	(15,214)

	For the year ended December 31, 2019
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	12,676	133,378	—	146,054
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(2,186)	(334)	59,282	—	56,762

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	38,823	11,321	8,901	—	59,045
Trade receivables	—	743	110,361	—	111,104
Prepayments, other receivables and other assets	545	67	33,489	—	34,101
Net investments in subleases	—	—	355	—	355
Due from related parties	—	—	306	—	306
Due from shareholders	—	—	100	—	100
Inventories	—	—	7,307	—	7,307

Total current assets	39,368	12,131	160,819	—	212,318
Property, plant and equipment	—	159	60,284	—	60,443
Intangible assets (1)	—	4	492,737	(441)	492,300
Right-of-use assets	—	—	3,060	—	3,060
Goodwill	—	—	237,225	—	237,225
Investment in subsidiaries (2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets (3)	—	37,178	95,217	(37,178)	95,217
Deferred tax assets	—	2	7,734	—	7,736
Equity investment at FVTPL	—	—	1,000	—	1,000

Total non-current assets	284,000	37,343	897,257	(321,619)	896,981
Due from intercompanies (4)	343,416	290,468	1,594	(635,478)	—

Total assets	666,784	339,942	1,059,670	(957,097)	1,109,299

Liabilities
Trade payables	—	5,468	25,046	—	30,514
Other payables and accruals	1,850	2,757	53,571	—	58,178
Contract liabilities	—	939	22,567	—	23,506
Due to a shareholder	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	41,493	—	41,493
Lease liabilities	—	—	2,486	—	2,486
Income tax payable	—	481	2,035	—	2,516

Total current liabilities	1,850	9,645	147,523	—	159,018
Contract liabilities	—	—	366	—	366
Interest-bearing loans and borrowings	—	—	6,046	—	6,046
Lease liabilities	—	—	793	—	793
Deferred tax liabilities	—	—	1,417	—	1,417
Other payable (3)	—	—	36,000	(36,000)	—

Total non-current liabilities	—	—	44,622	(36,000)	8,622
Due to intercompanies (4)	607	330,488	304,383	(635,478)	—

Total liabilities	2,457	340,133	496,528	(671,478)	167,640

Total net asssets/(liabilities)	664,327	(191)	563,142	(285,619)	941,659

	As of December 31, 2020
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	1,716	16,173	7,830	—	25,719
Trade receivables	—	5,329	176,393	—	181,722
Prepayments, other receivables and other assets	7,621	21	20,881	—	28,523
Net investments in subleases	—	—	211	—	211
Due from related parties	358	—	1,405	—	1,763
Due from shareholders	—	—	100	—	100
Inventories	—	—	950	—	950

Total current assets	9,695	21,523	207,770	—	238,988
Property, plant and equipment	—	186	17,949	—	18,135
Intangible assets (1)	—	8	263,754	(661)	263,101
Right-of-use assets	—	—	14,918	—	14,918
Goodwill	—	—	237,225	—	237,225
Investment in subsidiaries (2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets (3)	—	37,178	95,376	(37,178)	95,376
Net investments in subleases	—	—	202	—	202
Deferred tax assets	—	—	8,917	—	8,917
Investment in a joint venture	—	—	491	—	491

Total non-current assets	284,000	37,372	638,832	(321,839)	638,365
Due from intercompanies (4)	127,363	75,030	1,200	(203,593)	—

Total assets	421,058	133,925	847,802	(525,432)	877,353

Liabilities
Trade payables	—	7,068	20,242	—	27,310
Other payables and accruals	9,196	3,613	54,312	—	67,121
Contract liabilities	—	226	24,088	—	24,314
Due to a shareholder	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	60,000	—	60,000
Lease liabilities	—	—	7,660	—	7,660
Income tax payable	—	732	9,681	—	10,413
Due to related parties	7,177	—	—	—	7,177

Total current liabilities	16,373	11,639	176,308	—	204,320
Contract liabilities	—	11	576	—	587
Lease liabilities	—	—	9,830	—	9,830
Deferred tax liabilities	—	—	1,447	—	1,447
Other payable (3)	—	—	36,000	(36,000)	—

Total non-current liabilities	—	11	47,853	(36,000)	11,864
Due to intercompanies (4)	607	116,693	86,293	(203,593)	—

Total liabilities	16,980	128,343	310,454	(239,593)	216,184

Total net asssets/(liabilities)	404,078	5,582	537,348	(285,839)	661,169

	As of December 31, 2019
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	14	10,973	12,023	—	23,010
Trade receivables	—	6,841	174,284	—	181,125
Prepayments, other receivables and other assets	—	607	14,342	—	14,949
Net investments in subleases	—	—	1,245	—	1,245
Due from related parties	—	370	—	—	370
Due from shareholders	105	—	—	—	105
Inventories	—	—	1,807	—	1,807

Total current assets	119	18,791	203,701	—	222,611
Property, plant and equipment	—	273	3,846	—	4,119
Intangible assets	—	15	168,490	—	168,505
Right-of-use assets	—	—	10,728	—	10,728
Prepayments, other receivables and other assets (3)	—	36,816	59,026	(4,300)	91,542
Net investments in subleases	—	—	2,325	—	2,325
Deferred tax assets	—	—	3,796	—	3,796

Total non-current assets	—	37,104	248,211	(4,300)	281,015
Due from intercompanies (4)	58,583	11,561	572	(70,716)	—

Total assets	58,702	67,456	452,484	(75,016)	503,626

Liabilities
Trade payables	—	7,428	27,269	—	34,697
Other payables and accruals	4,832	3,163	50,685	—	58,680
Contract liabilities	—	227	15,822	—	16,049
Interest-bearing loans and borrowings	—	—	55,000	—	55,000
Lease liabilities	—	—	5,217	—	5,217
Income tax payable	—	237	9,553	—	9,790

Total current liabilities	4,832	11,055	163,546	—	179,433
Contract liabilities	—	—	436	—	436
Lease liabilities	—	—	9,496	—	9,496
Other payable (3)	—	—	36,000	(4,300)	31,700

Total non-current liabilities	—	—	45,932	(4,300)	41,632
Due to intercompanies (4)	607	55,977	14,132	(70,716)	—
Total liabilities	5,439	67,032	223,610	(75,016)	221,065

Total net asssets/(liabilities)	53,263	424	228,874	—	282,561

Note:

(1)	It represents the elimination of the trade among our Company, other subsidiaries, VIEs and their subsidiaries.
(2)	It represents the elimination of the investment in other subsidiaries, VIEs and their subsidiaries.
(3)	Loans between non-related companies.
(4)	It represents the elimination of intercompany balances among our Company, other subsidiaries, VIEs and their subsidiaries.
Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2021
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(247,400)	(4,816)	316,686	220	64,690
Net cash flows from/(used in) investing activities	—	(36)	(290,949)	(220)	(291,205)
Net cash flows from/(used in) financing activities	284,507	—	(24,666)	—	259,841

	For the year ended December 31, 2020
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(95,986)	4,814	118,120	(661)	26,287
Net cash flows from/(used in) investing activities	—	386	(122,384)	(661)	(121,337)
Net cash flows from/(used in) financing activities	97,688	—	71	—	97,759

	For the year ended December 31, 2019
	Our Company	Other Subsidiaries	Our VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(5,043)	(39,803)	62,234	—	17,388
Net cash flows from/(used in) investing activities	—	36,749	(74,057)	—	(37,308)
Net cash flows from/(used in) financing activities	—	(10)	11,812	—	11,802

A	[Reserved]

B	Capitalization and Indebtedness
Not applicable.

C	Reasons for the Offer and Use of Proceeds
Not applicable.

D	Risk Factors
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
We rely on Naxos and its representing labels, for the vast majority of our content offerings, over whom we have no or limited control. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99.8% of our audio albums as of December 31, 2021. We have maintained a long-standing business relationship with Naxos. However, such relationship is subject to any change or uncertainty between Naxos and its representing lables, which may further affect the renewal or termination of our license agreements with Naxos. The lack of renewal, or early termination, of one or more of these license agreements, or the renewal of a license agreement on less favorable terms, could adversely affect the breadth or quality of our content offerings and may cause our content acquisition costs to increase. Any adverse changes to, or loss of, our relationships with one or more of our main content providers could materially and adversely affect our business, operating results and financial condition. There is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable, or at all. The terms of our license agreements with these rights holders, including the royalty rates that we are required to pay, may change as a result of various reasons beyond our control, such as changes in our bargaining power, industry landscape, regulatory environment and overall economic conditions.

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
In addition, the complexity of our business model requires us to be highly adaptive to the changing market conditions with respect to classical music licensing and subscription, smart music learning and live classical music events. As we continue to grow rapidly, the complexity of our operations may further increase and we may encounter greater challenges in implementing our managerial, operating and financial strategies in order to keep up with our growth. The major challenges in managing our business growth include, among other things:

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

We have a limited operating history in smart music learning and live classical music events, which makes it difficult to predict our future business prospects and financial performance.
The smart music learning industry and live classical music performance industry in China are both relatively new and rapidly evolving. We launched our smart music learning business in October 2015 and started to focus on offering Kukey courses in collaboration with kindergartens in July 2019. Given our limited operating experiences in smart music learning and a relatively short track record in developing our course offering model, we cannot assure you that our business model will be successful or that we will be able to promptly adjust our operating model from time to time. In addition, we acquired BMF, which organizes the Beijing Music Festival and other influential classical music events in China, in February 2020, and do not have any prior experience operating the live classical music events business. As such, we may not be able to successfully address the challenges of operating in China’s relatively new live classical music performance market. In light of our limited operating history in these markets, our ability to forecast future operating results is limited and subject to risks and uncertainties. We may have limited insights into trends that affect our business and may make mistakes in predicting and reacting to market trends or the evolving needs of our customers. Our complex and innovative business model further increases the difficulty in evaluating our business and future prospects based on our historical operational or financial results. If we cannot successfully overcome these difficulties or effectively address these risks and uncertainties, our operating and financial results could differ materially from our expectations and our business could suffer. As a result, our operating results and financial condition may be materially and adversely affected.
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

If we fail to attract and retain customers of our smart music learning business or increase their spending, our business, operating results and financial condition may be materially and adversely affected.
The smart music learning market in China is rapidly evolving and highly competitive. We compete with other smart music learning service providers for sales of our Kuke smart pianos, Kuke smart music teaching systems and Kukey courses based on a variety of factors, including user experience, the perceived effectiveness of our smart music learning solutions and our educational content offerings, technology infrastructure, data analytics capabilities, brand recognition and pricing. If we are unable to adequately and promptly address the needs of music students and educators, the sales of our smart music learning solutions may decline and we may not be able to maintain or increase the price of these products and services.
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
On March 11, 2020, the World Health Organization declared the
COVID-19
outbreak a global pandemic. In order to contain the spread of
COVID-19,
the Chinese government took a number of actions, including mandatory quarantine requirements, travel restrictions, postponed school and kindergarten reopenings and resumption of business operations and prohibition of public gatherings. As a result of these measures and other precautionary actions taken by our existing and perspective customers in response, our business operations have been significantly disrupted. For example, as many government-affiliated entities, such as public schools, universities and libraries, are required to hold a public bidding process in order to purchase music subscription services, Kuke smart pianos or Kuke smart music teaching systems, they were not able to make such purchase from us or our distributors during shutdowns, resulting in decreased sales of institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems. The closure of kindergartens has also made it more difficult for us to establish new collaboration and recruit new students to enroll in our Kukey courses, which has caused the sales of Kukey courses to decline significantly. While sales of Kukey courses, Kuke smart pianos or Kuke smart music teaching systems and institutional music subscription services have recovered since September 2020 as kindergartens and schools re-opened,
there are significant uncertainties as to whether our collaborating kindergartens will stay open if new cases of
COVID-19
are reported. In addition, due to restrictions on public gatherings, travel bans and the general population’s fears regarding contracting
COVID-19,
we had to cancel the production of many
on-ground,
live classical music events and were not able to organize as many live classical music performances or invite as many performing artists as we had been able to during the 2020 Beijing Music Festival, which has led to decreased ticket sales and related sponsorship fees. In an effort to reach a broader audience and attract more sponsors, we have started streaming more live classical music performances, which requires additional investments in our IT infrastructure and has subjected us to higher content costs. Furthermore,
COVID-19
has also had a severe negative impact on many of our content providers, resulting in the cancellation of music recording activities and live classical music performances, which has created significant uncertainties for our ability to cost-effectively maintain and expand our content offerings. In 2021, our business operation had substantially returned to the normal level.

Moreover,
COVID-19
had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Although China has temporarily controlled the outbreak, there has been re-occurrence
in late 2020 and 2021. Whether this will lead to a prolonged downturn in the economy is still unknown. Recently, there has been an increasing number of
COVID-19
cases, including the
COVID-19
Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep
COVID-19
in check, including travel restrictions and
stay-at-home
orders, and we may have to adjust various aspects of our operations. In addition, the highly contagious Delta and Omicron variants of
COVID-19
have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding
COVID-19,
including the existing and new variants of
COVID-19,
and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of
COVID-19.
The economic disruption caused by
COVID-19
has adversely affected, and could continue to adversely affect, the level of consumer spending on discretionary items, as well as the advertising budgets of our sponsors, especially those who are located in countries and regions severely affected by
COVID-19.
For example, some of our subscribers, licensees and sponsors adversely affected by
COVID-19
have not renewed their agreements with us. In addition, subscribers, licensees and smart music learning service customers adversely affected by
COVID-19
may require additional time to pay us, which could temporarily increase the amount of trade receivables and negatively affect our cash flows. Additionally, the volatilities in and damage to the global financial markets caused by
COVID-19
could adversely affect our ability to access capital markets, if and when required. Substantial uncertainties exist with respect to the potential downturn brought by, and the duration of, the
COVID-19
outbreak. All of the above could have a material adverse effect on our results of operations and financial condition in the near term. If the outbreak persists or escalates, our business operations and financial condition may be subject to further negative impact.
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
As part of our business growth strategy, we have in the past acquired and may in the future invest in, merge with or acquire business that we believe can expand or complement our business. For instance, we acquired BMF in February 2020, through which we operate our live classical music events business. Our ability to implement our acquisition strategy will depend on our ability to identify suitable targets, correctly value the targets, reach agreements with them on commercially reasonable terms, secure financing and obtain any required shareholder or government approvals. Our future strategic investments or mergers and acquisitions could subject us to uncertainties and risks, including:

•	high acquisition and financing costs;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve our intended objectives or benefits;

•	uncertainty of entering into markets in which we have limited or no experience and in which our competitors have stronger market positions;

•	costs and difficulties associated with integrating acquired businesses and assets with our own;

•	potentially significant goodwill impairment charges;

•	amortization expenses of other intangible assets;

•	potential claims or litigation regarding our board of directors’ exercise of its duty of care and other duties required under applicable laws; and

•	diversion of our resources and management attention.
We also face challenges regarding the integration of BMF with our existing business, including, among others, limited operating experience with respect to organizing on-ground,
live classical music events, and we cannot assure you that the operations of BMF can be smoothly or successfully integrated into our existing operations in a cost-effective manner or that they will effectively generate synergies with our classical music licensing and subscription business and smart music learning business.
As a result, our recent or future acquisitions or strategic investments as well as post-acquisition management may have a material adverse effect on our business prospects, operating results and financial condition.
Our business is dependent on the strengths and market perception of our brands, and any failure to maintain, protect and strengthen our brand would hurt our business and prospects.
We have developed strong brands that are essential to the success of our business. Maintaining, protecting and enhancing our brands, including but not limited to Kuke, Kukey, BMF and Beijing Music Festival, is critical to expanding our customer base and market share. Our brands may be impaired by a number of factors, including, among others, failure to maintain customer satisfaction or keep pace with technological advances, decline in the quality or quantity of our content offerings, alleged misconduct or other improper activities by our employees, customers, users, sponsors, distributors and other business partners, negative publicity about us and the industries in which we operate, rumors relating to our business, management and employees, our shareholders and affiliates, our competitors and peers, failure to protect our intellectual property rights, or any alleged rights infringement or violations of laws, regulations, public policies or contractual obligations. We have not historically been required to expend considerable resources to establish and maintain our brands. However, we may be required to expend greater resources on advertising, marketing and other brand-building efforts to preserve and enhance our brand awareness, which could adversely affect our operating results and may not be effective. If we are unable to maintain strong brands or further enhance our brand recognition, our business prospects, operational results and financial conditions may be materially and adversely affected.

We compete with other classical music licensing and subscription service providers, smart music learning service providers and live classical music event organizers for customers.
We face competition from other classical music licensing service providers for licensees, other online classical music subscription service providers for subscribers, other smart music learning service providers for student enrollment and the sale of our Kuke smart pianos and Kuke smart music teaching systems, and other live classical music event organizers for audience and sponsorship. We compete primarily on the basis of service quality, user experience, content offerings, brand recognition and pricing. Some of our competitors may have greater financial, technical and other resources, stronger brand awareness, or more experience than we do. It is also possible that new competitors may emerge and rapidly acquire significant market share. These competitors may engage in more extensive development efforts, undertake more far-reaching
marketing campaigns, adopt more aggressive pricing policies, introduce more appealing products or services and respond more quickly to market needs or new technologies. These competitors may also compete with us for key employees and relationships with key industry stakeholders. If we are unable to compete successfully against our current or future competitors, we may be required to lower our tuition fees and the price of our other products and services in order to retain or attract customers. If we lose market share or fail to effectively respond to competitive pressure, our business, operating results and financial condition may be materially and adversely affected.
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
Third parties may take action against us if they believe that certain content available on our platform violates their copyright or other intellectual property rights. As our business expands and we continue to introduce new products and services, the likelihood of intellectual property rights claims against us also increases. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. As a public company listed in the U.S., we and our directors and officers have also been, and may continue to be, involved in claims or lawsuits in the U.S. or other jurisdictions relating to alleged IP infringement or misappropriation. If any of these claims is successfully made against us, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform, or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all. We anticipate that we will continue to be subject to legal, regulatory and/or administrative proceedings in the future incidental to our ordinary course of business. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment, ruling or decision against us. In addition, we may decide to enter into settlements that may adversely affect our results of operations and financial condition.
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
Approximately 10% of our license agreements as of the date of this annual report require that we make minimum guarantee payments to the licensors. The amount of minimum guarantee payments required varies under different license agreements, ranging from nil to US$1,674,000 per year depending on the market position of the licensor and the nature of licensed content. We rely on assumptions of the competitiveness of our service offerings and the extent to which we can monetize our content to estimate whether such minimum guarantees could be recouped against the content acquisition costs we incur over the duration of the license agreement. To the extent our revenues do not meet our expectations, our business, operating results and financial condition could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.
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
We rely on third-party distributors in various aspects of our business lines. For the sale of our institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems, we largely rely on distributors help us identify potential end customers and promote our products and services. For the offering of our Kukey courses, we do not contract with kindergartens directly but rely on distributors to establish collaboration with kindergartens, promote our Kukey courses and assist us in providing training and operational support to collaborating kindergartens. The sales performance of these distributors directly affects our business prospects, operating results and financial condition. However, we do not have day-to-day
control over the activities of these distributors. If our distributors fail to identify or establish relationships with kindergartens that have a large student body or strong demand for our smart music learning solutions, or fail to maintain relationships with their end customers or collaborating kindergartens, our ability to grow our customer base and expand our kindergarten network may be materially and adversely affected.
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

If we are unable to accurately anticipate the market demand for our smart music learning solutions, we may have difficulty managing our production and inventory and our operating results could be harmed.
We source the main components of Kuke smart pianos from several suppliers and engage selected contract manufacturers to manufacture Kuke smart pianos. We place orders with our suppliers and contract manufacturers based on our forecasts of the demand for our smart music learning services. Our ability to accurately forecast production and inventory needs in advance could be affected by many factors, including changes in customer demand, expansion of our distribution network, new product introductions, sales promotions and general economic conditions. If demand exceeds our forecast and we do not have sufficient inventory to meet this demand on a timely basis, we would have to rapidly increase production, which may result in reduced manufacturing quality and customer satisfaction, as well as higher supply and manufacturing costs that would lower our gross margin. We may also have to forego revenue opportunities, lose market share and damage our customer relationships if we underestimate customer demand. Conversely, if we overestimate customer demand, excess product inventory could force us to write down or write off inventory, which could cause our gross margin to suffer and impair the strength of our brand. Any of these scenarios could adversely impact our operating results and financial condition.
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
We may not be able to achieve the benefits we expect from our strategic investment in KOLO.
In February 2022, we entered into an agreement for a strategic investment in KOLO. We intend to utilize blockchain technology and NFT applications to drive innovation in the classical music industry, increase the monetization of classical music digital assets, build a digital economy for musicians, provide value to users, and foster mutually-beneficial partnerships among industry participants. However, such benefits we expect from the strategic investment in KOLO are subject to uncertainties.
The technology underlying blockchain technology is affected by a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology, including but not limited to government and quasi-government regulation of NFTs and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems, the maintenance and development of the open-source software protocol of blockchain networks, changes in consumer demographics and public tastes and preferences, the extent to which current interest in NFTs represents a speculative “bubble.” The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets, may deter or delay the acceptance and adoption of NFTs and adversely impact the value of NFTs.
There are other risks related to our efforts on our future plan, including the risk that the execution of these efforts may not provide the expected benefits, such as the observable business growth, in our anticipated time frame. Our intentions and expectations with regard to the execution of our business plan, and the timing of any related initiatives, are subject to change at any time based on management’s subjective evaluation of our overall business needs. If we are unable to successfully execute our business plan, whether due to failure to realize the anticipated benefits from our business initiatives in the anticipated time frame or otherwise, we may be unable to achieve our financial targets.

Misconduct,
non-compliance
or other improper activities by our employees, customers, users, sponsors, collaborating kindergartens, distributors and other business partners could disrupt our business, damage our reputation and adversely affect our business, operating results and financial condition.
We are exposed to various operational risks related to misconduct, non-compliance
or other improper activities by our employees, customers, sponsors, collaborating kindergartens, distributors and other business partners. It is not always possible to identify and deter such misconduct, non-compliance
or improper activities, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses. For our music licensing and subscription business, our licensees and subscribers may violate their contractual obligations to us or otherwise infringe on our intellectual property rights or the intellectual property rights of our content providers. For our smart music learning business, we enter into user agreements with the parents of enrolled students and do not contract directly with kindergartens, their employees, schools that purchased our Kuke smart pianos and/or Kuke smart music teaching systems from our distributors, or users of our Kuke smart music teaching systems at these schools. Since we have limited or, in some cases, no control over these parties, we cannot assure you that these parties will not violate our intellectual property rights or the intellectual property rights of our content providers, damage our reputation, engage in acts of deception or otherwise act in bad faith. For example, enrolled students may share their user accounts with other students who did not pay for our courses, and kindergartens may allow students who have not paid for our courses to use our Kuke smart pianos. For our live classical music events business, any misconduct or improper activities by or any regulatory investigation into our sponsors, performers, co-production
partners or any other party associated with our live music events may result in negative publicity. Any of these occurrences could harm our ability to attract customers, damage our reputation and the public perception of our brand, or subject us to civil liabilities and regulatory actions and penalties. As a result, our business, operating results and financial condition may be materially and adversely affected.
Inability to collect our trade receivables on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and operating results.
We are subject to risks of not collecting our trade receivables on a timely basis, if at all. As of December 31, 2021, our trade receivables amounted to RMB111.1 million (US$17.4 million). In addition, trade receivables due from our largest customer accounted for 17% of our total trade receivables as of December 31, 2021. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, especially those involving customers that have been severely affected by the outbreak of
COVID-19.
Our liquidity and cash flows from operations may be materially and adversely affected if our receivable cycles or collection periods lengthen further or if we encounter a material increase in defaults of payment or an increase in provisions for impairment of our receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as third-party financing, in order to maintain our daily operations, and such financing may not be available on commercially acceptable terms, or at all.
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
As of the date of this annual report on Form
20-F,
our executive officers, directors and principal shareholders together beneficially own approximately 68.7% of our total outstanding ordinary shares and 91.0% of the aggregate voting power of our total issued and outstanding ordinary shares. The interests of our directors, officers and principal shareholders could differ from the interests of our other shareholders, and they may take actions that are not in the best interest of us or our other shareholders, even if these actions are opposed by our other shareholders. As a result of the concentration of ownership, our executive officers, directors and principal shareholders could have significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, such as mergers, consolidations and election of directors, and would also have the power to discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company. This significant concentration of share ownership and voting power may also adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with a small number of controlling shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
If we are unable to improve or maintain our sales and marketing efficiency, our business and operating results may be materially and adversely affected.
We incurred RMB18.3 million, RMB25.8 million and RMB73.3 million (US$11.5 million) in selling and distribution expenses in 2019, 2020, and 2021 respectively. We believe that we have been able to promote our products and services and strengthen our brand recognition cost-effectively. However, our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel. Further, we must continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our profitability to decline and materially harm our business, operating results and financial condition.
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
The performance and reliability of our information technology system is critical to our operations and reputation. Our operations depend on our information technology service providers’ ability to protect their and our system in their facilities against damage or interruption from events beyond our control, such as natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, attempts to harm our systems, criminal acts and similar events. If our arrangement with these service providers is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our services. Any interruptions in the accessibility of or deterioration in the quality of access to our system could reduce customer satisfaction and the attractiveness of our service offerings, which could have an adverse effect on our business, operating results and financial condition.
We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.
We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation and expose us to civil liability.
As part of our operations, we collect data from our licensees, subscribers, enrolled students, their parents and our business partners, such as practice data, usage data, personally identifiable information and other confidential information. Unauthorized parties may attempt to gain access to our systems or facilities by, among other things, hacking into our systems or facilities or through fraud or other means of deception. In addition, hardware, software or applications we develop or obtain from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. The techniques used to gain such access to our information technology systems, our data or our customers’ data, disable or degrade our service or sabotage our systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. We have implemented systems and processes intended to secure our information technology systems and prevent unauthorized access to or loss of sensitive data, but these security measures may not be sufficient for all eventualities and there is no guarantee that they will be adequate to safeguard against all data security breaches, system compromises or misuses of data. Any failure, or perceived failure, by us to maintain the security of our customer data or to comply with privacy or data security laws, regulations, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, litigation or adverse publicity. This may expose us to potential administrative inquiries, penalties and legal liability and may require us to expend significant resources in responding to and defending allegations and claims.
In addition, evolving laws and regulations concerning data privacy may result in increased regulation and different industry standards, which could increase the costs of operations or limit our activities. Regulatory requirements on cyber-security and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (the“Data Security Law”), which took effect on September 1, 2021. The Data Security Law applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. According to the Data Security Law, whoever carries out data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in PRC to foreign judicial or law enforcement departments without the approval of competent PRC authorities. In Addition, the Personal Information Protection Law of the PRC (the“Personal Information Protection Law”), issued on August 20, 2021 by the SCNPC, further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Even though we have already taken necessary organizational and technical measures in accordance with applicable legal requirements to protect the safety of our network facilities and the data processed by us, we may still face risks inherent in handling and protecting large volumes of data, including protecting the data temporarily hosted in our system, detecting and prohibiting unauthorized data sharing and transfers, preventing attacks on our system by outside parties, foiling any fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or attempts by third parties to illegally obtain the data that results in any actual or perceived release of client data could damage our reputation and brand, deter current and potential clllients from using our services, affect our business and results of operations, and expose us to potential legal liability.
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
Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.
The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.
Network operators in China are subject to numerous laws and regulations, and have the obligations to, among others, (i) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (ii) implement technical measures to monitor and record network operation status and cybersecurity incidents, (iii) implement data security measures such as data classification, backups and encryption, and (iv) submit for cybersecurity review under certain circumstances.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer.
On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. As advised by our PRC counsel, Commerce & Finance Law Offices, the exact scope of operators of “critical information infrastructure” under the Measures for Cybersecurity Review and current PRC regulatory regime remains unclear, and is subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As a major internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and although the internet products and services we purchase are primarily bandwidth, copyright content and marketing services, we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore leading to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.
On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the Draft Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.
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
We are required to account for share-based compensation in accordance with IFRS
2-Share-based
Payment, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of the equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. See “Note 29—Share-based payments” of our consolidated financial statements included elsewhere in annual report for additional information. We recognized share-based payment expense of RMB19.4 million and RMB53.9 million (US$8.5 million) for the year ended December 31, 2020 and 2021, respectively. If we grant additional share options or other equity incentives in the future, our expenses associated with share-based compensation may further increase, which may have an adverse effect on our financial condition and results of operations.
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
In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in accordance with the standards established by the PCAOB, which relates to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. To remedy our identified material weaknesses, we are in the process of adopting several measures that are expected to improve our internal control over financial reporting. See “Item 15. Disclosure Controls and Procedures—Changes In Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting.
We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a management report on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ended December 31, 2021. See “Item 15. Disclosure Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. We may be unable to timely complete our evaluation testing and make required remediation. In addition, as the applicable standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.
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
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter
market under the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter
trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from New York Stock Exchange and our ADSs will not be permitted for trading
“over-the-counter”
either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our listed securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.

Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in Internet and other related businesses. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an
e-commerce
service provider, among others, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision, which is recently amended in 2022 by the State Council, and the amended version will become effective on May 1, 2022) requires that the major foreign investor in a value-added telecommunication service provider in China obtain approvals from MIIT or their authorized local counterparts, which retain considerable discretion in granting approvals.
To ensure compliance with the PRC laws and regulations, our wholly owned subsidiaries, or WFOEs, conduct our business in China mainly through our VIEs based on a series of contractual arrangements by and among our WFOEs, our VIEs and the respective shareholders of our VIEs, which enable us to (i) receive substantially all of the economic benefits of our VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under IFRS. See “Item 4. Information on the Company—A. History and Development of the Company” for further details. In the opinion of our PRC counsel, Commerce & Finance Law Offices, each of these contractual arrangements is currently valid, binding and enforceable in accordance with its terms
.
However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and that the PRC government may ultimately take a view contrary to the opinion of our PRC counsel.
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
We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes at the management and operational level. Under the current contractual arrangements, however, we rely on the performance by our VIEs and their respective shareholders of their contractual obligations to exercise control over our VIEs. Our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner, taking other actions that are detrimental to our interests or refusing to renew their existing contractual arrangements with us. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs and their shareholders. Therefore, our contractual arrangements with our VIEs and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies, including seeking specific performance or injunctive relief and claiming damages. All the agreements we have with our VIEs and their shareholders are governed by PRC law. The legal system in the PRC is not as developed as in jurisdictions such as the United States and there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. In addition, under PRC law, arbitral rulings are final as parties cannot appeal the arbitration results in courts, and if the losing party fails to carry out the arbitration awards within a prescribed time period, the prevailing party may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.
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
Pursuant to the International Tax Cooperation (Economic Substance) Act (2021 Revision) of the Cayman Islands, or the ES Act, that first came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company is regarded as a “pure equity holding company,” it is only subject to reduced substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”); and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if PRC tax authorities determine that the contractual arrangements between us and our VIEs were not entered into on an arm’s-length
basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if any of our VIEs is required to pay late payment fees and other penalties.
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
Any foreign loan procured by our PRC subsidiaries and VIEs is also required to be registered with the SAFE or its local branches or be filed with the SAFE in its information system, and each of our PRC subsidiaries and VIEs may not procure loans which exceed either (i) the amount of the difference between their respective registered total investment amount and registered capital, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then-applicable statutory multiple, the amount of their respective audited net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental approval and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount that we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of the calculation. Any medium-or
long-term loan to be provided by us to our VIEs must also be approved by the National Development and Reform Commission, or NDRC. Please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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
Risks Related to Doing Business in China
A severe or prolonged downturn in the Chinese and global economy could materially and adversely affect our business, financial condition and operating results.
Our revenues are all sourced from China. Therefore, our business, financial condition, results of operations and prospects are affected significantly by the economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, such as the level of government involvement, growth rate and control of foreign exchange. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainties from the PRC government. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has slowed down since 2012. In addition, economic conditions in China are also sensitive to global economic conditions. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There is also significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Moreover, there have been the increasing tension between the United States and China, and concerns over unrest, terrorist threats and the potential for war in the Middle East, Europe and elsewhere, as well as over the conflicts involving Ukraine, Syria and North Korea, all creating significant uncertainty for the Chinese and global economy. For example, the military conflict between Russia and Ukraine has resulted in an escalated regional instability, amplified the existing geopolitical tension among Russia and other countries in the region and in the west, as well as adversely affected commodity and other financial markets or economic conditions. The United States, European Union, the United Kingdom, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, which could adversely affect the global economy and financial markets. The duration of such military conflict and the related sanctions, as well as their impact on the global financial markets, cannot be predicted. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Furthermore, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the United States and China. Any prolonged slowdown in the Chinese or global economy may materially and adversely affect our business, results of operations and financial condition.
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
The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with our growing customer base. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2019, 2020 and 2021. However, we cannot assure you that the Internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our Internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.
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
In February 2012, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of the overseas listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to meet these requirements may result in fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Stock Incentive Plans.”
PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident shareholders, beneficial owners and PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise adversely affect us.
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
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas private special purpose companies shall submit applications to the SAFE or its local branches for the foreign exchange registration. Pursuant to the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012, grantees of our incentive share awards who are PRC citizens or who are non-PRC
residents continuously residing in the PRC for a continuous period of no less than a year shall, subject to limited exceptions, be required to register with the SAFE and complete certain other procedures through a domestic qualified agent and collectively retain an overseas entrusted institution to handle matters related to the exercise of stock options and the purchase and disposition of related equity interests after our company becomes an overseas listed company upon the completion of the offering. Failure to comply with these SAFE requirements may subject these individuals to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.
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

We face certain risks related to the real properties that we lease and sublease.
We lease our office space from a third party in China and sublease parts of the properties to our WFOEs, VIEs and the Beijing Music Festival Arts Foundation. Our lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law due to the property owner’s refusal to cooperate with the registration process, despite our efforts. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such non-compliance
is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each unregistered lease agreement. While we intend to continue to seek the property owner’s cooperation with the registration process, we cannot assure you that we will be able to successfully obtain such cooperation. According to our PRC counsel, the maximum penalty for failing to register the leases if required is
RMB90,000. In addition, we cannot assure you that our lessor is entitled to lease the relevant real properties to us. If the lessor is not entitled to lease the real properties to us and the owner of such real properties declines to ratify the lease agreement between us and the respective lessor, we may not be able to enforce our rights to lease such properties under the respective lease agreement against the owner. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without proper ownership proof. If a lease agreement is claimed as null and void by third parties who is the real owner of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessor under the relevant lease agreement for indemnities for their breach of the agreement. We cannot assure you that suitable alternative locations will be readily available on commercially reasonable terms, or at all. If we are unable to relocate our office in a timely manner, our operations may be interrupted.
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
Enterprises, or SAT Public Notice 7. Under SAT Public Notice 7, pursuant to which a non-resident
enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident
enterprise or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such an indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, PRC tax would not be applicable to the transfer by any non-resident
enterprise of our ADSs acquired and sold on public securities markets.
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
The average wage in China and the average wage level for our employees have increased in recent years and are expected to grow. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to our customers, our results of operations may be materially and adversely affected. In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to strict requirements in terms of signing labor contracts, paying minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-efficient manner, which could adversely affect our business and results of operations.
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
We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our VIEs have historically failed to promptly make social insurance and housing fund contributions in full for their employees. With respect to the outstanding social insurance contribution, we may also be subject to a late charge at the rate of 0.05% per day from the day of default and a fine of up to three times of the outstanding contribution if we are unable to make the full payments as requested by the in-charge
government authority. We have not received any inquiry from relevant government authorities in this regard but if the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions, we may be subject to fines and legal sanctions and our business, financial condition and results of operations may be adversely affected. In 2019, we made provisions of RMB1.0 million for the outstanding social insurance and housing fund contribution. In 2020, we did not make additional provisions. In 2021, we made provisions of RMB34,815.6 for the outstanding social insurance and housing fund contribution.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and officers are PRC nationals who reside in China for a significant portion of the year. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. federal or state securities laws, or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers that are predicated upon U.S. federal or state securities laws.
The courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary
relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.
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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the political and economic conditions in China and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old
policy of pegging the value of the Renminbi to the U.S. dollar. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that starting from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket. Since June 2010, the Renminbi has fluctuated significantly against the U.S. dollar. It is difficult to predict how market forces or policies by the PRC or U.S. government may impact the exchange rate between the Renminbi and the U.S. dollar in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future.
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
The trading price of our ADSs have been, and may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices or the underperformance or deteriorating financial results of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect investors’ attitude toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perception about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect investors’ attitude towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, resulting in a material adverse effect on the trading price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	our or our competitors’ announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•	our or our competitors’ announcements of new services and expansions;

•	changes in financial estimates by securities analysts;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our management or our competitors;

•	regulatory developments; and

•	actual or potential litigation or regulatory investigations.
Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
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
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum of association provides that we may (but are not obliged to) hold each year a general meeting as our annual general meeting. Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the Class A ordinary shares underlying your ADSs. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs, unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our second amended and restated memorandum of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated memorandum of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instruction, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 business days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.
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
The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders, including purchasers of ADSs in secondary transactions, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
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
We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) at least 75% of our gross income for such year is passive income or (b) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the nature and composition of our income and assets, the value of our assets and nature of our business operations, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or IRS, will not take a position contrary to any position that we take. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company.”
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our second amended and restated memorandum of association, the Companies Act (2022 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands, as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Shareholder claims, including securities law class actions and fraud claims, are common in the United States and are generally difficult to pursue as a matter of law or practicability in China. For example, in China, there are significant legal and other barriers to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and other relevant authorities, no organization or individual may provide documents and materials relating to securities business activities to overseas parties. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.”

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange’s corporate governance requirements.
As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. For instance, we are not required to (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions at which only independent directors are present. These practices may afford less protection to shareholders than they would enjoy if we complied fully with New York Stock Exchange’s corporate governance requirements.
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
We are a public company and expect to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the New York Stock Exchange impose various requirements on the corporate governance practices of public companies. Our executive officers have little experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time- consuming and costly. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements.
 After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4	INFORMATION ON THE COMPANY

A	History and Development of the Company
We are an exempted company incorporated in the Cayman Islands on October 2, 2019, with limited liability under the laws of the Cayman Islands with significant subsidiaries and VIEs in China. In January 2021, we were listed on the New York Stock Exchange.
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
Our principal executive offices are located at Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, China. Our telephone number is (86) 10 6561 0392. Our registered office in the Cayman Islands is located at Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

B	Business Overview
We are a leading provider of classical music service platform. Our business includes classical music licensing, subscription and education services in China. Leveraging our extensive content library and deep expertise in music education, we are also a leading smart music learning service provider in China. In addition, following our acquisition of BMF in February 2020, we are one of the few companies in China with the experience and scale to organize large-scale live classical music events. With nearly 22 years of experience in the music industry, we have devoted ourselves to making classical music more accessible in China.

The classical music market in China has grown rapidly in recent years, driven by the rising popularity of classical music, the digitization of classical music content and favorable government policies. We identified this significant market opportunity early and we were one of the first classical music licensing and subscription service providers in China. Leveraging our long-standing relationships with world-renowned music labels and publishers, especially Naxos and years of music production and content acquisition efforts, we have built a library of classical music content, which consisted of approximately 2.8 million music tracks, including 2,023,580 tracks of traditional classical music and 354,801 tracks of jazz, world, folk and other genres of music that in aggregate covered approximately 95,177 musicians, 2,080 musical instruments and 266 countries and regions, as well as 1,372 video titles, 427,435 spoken content tracks and 5,750 volumes of sheet music as of December 31, 2021. The vast majority of our content offerings have been licensed to us on an exclusive basis.
We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group and NetEase Cloud Music, as well as commercial enterprises, such as film and TV production companies, airlines and smart hardware companies. As of December 31, 2021, we licensed approximately 980,000 tracks of classical music from over 290 music labels to our licensees. Our music subscription service provides users with high-quality online and offline streaming access to our content library. Users can access our platform from our website, mobile app and smart music devices. As our encyclopedic catalog is especially suitable for educational and professional use, we have attracted a large number of universities, music conservatories, public libraries and individuals to subscribe to our service over the years. As of December 31, 2021, we had 802 institutional subscribers, including 477 universities and music conservatories and 325 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.
Through our licensing and subscription services, we have brought high-quality classical music into more people’s lives, enabling them to enjoy classical music in a more convenient, enriching and affordable way. However, our passion for classical music does not stop there. To us, a more fundamental way to amplify the impact of classical music is through music learning. Towards that end and in an effort to address the underserved needs in China’s music education market, we launched our smart music learning business in October 2015, offering students and schools innovative and efficient smart music learning solutions. Compared to traditional music learning, we believe that our standardized course offerings and data analytics capability effectively ensure consistent professional teaching quality, broaden the accessibility of high-quality music education and enhance the scalability of our business model. In 2022, we will focus more on selling Kuke smart pianos and Kuke smart teaching system to public schools.
Our smart music learning solutions primarily comprise the offering of our proprietary Kuke smart pianos, Kuke smart music teaching systems and Kukey courses. In the earlier stage of our smart music learning business, we focused on selling Kuke smart pianos and Kuke smart music teaching systems to primary and secondary schools through distributors. Our Kuke smart music teaching system, which is pre-installed
in our Kuke smart pianos, contains a comprehensive array of classical music content and offers real-time, individualized feedback on student performance as they practice. Since July 2019, given the vast growth potential of the smart piano education market targeting young children, we have shifted the focus of our smart music learning business to offering Kukey courses in collaboration with kindergartens. Kukey courses are typically small-group, beginner-level piano lessons offered through our Kuke smart pianos. We place Kuke smart pianos at the kindergartens without charge, utilize kindergarten teachers to deliver our Kukey courses and collect tuition directly from enrolled students. As of December 31, 2021, we had over 70,000 student enrollments from over 4,000 kindergartens across 264 cities in China, placed over 20,000 Kuke smart pianos at these kindergartens and sold over 15,000 Kuke smart pianos and 20,000 Kuke smart music teaching systems to other educational institutions through distributors.
Finally, as appreciation for classical music grows in China while the penetration rate of classical music learning is still very low in China comparing to developed countries, there has been a growing interest in experiencing live classical music and learning classical music for a very long time. To address this growing opportunity, we acquired BMF, which organizes the Beijing Music Festival and other influential classical music events in China. With twenty-three years of history, the Beijing Music Festival has played an indispensable role in bringing world-class classical musicians to China and offering Chinese audiences the opportunity to enjoy masterful performances in person. We believe that our live classical music events business effectively create synergetic effects with our music content and music learning businesses, further positions us well to continuously offer differentiated value propositions to our customers through a thriving content-centric ecosystem, encompassing the entire value chain from enriching content provision to intelligent music learning services.

Our Platform
Powered by our encyclopedic classical music content offerings, we operate three music-related businesses through our platform, namely music licensing and subscription, smart music learning and live classical music events, which accounted for 33.9%, 39.9% and 26.2%, respectively, of our total revenue for the year ended December 31, 2021.
Our Content Offerings
Our rich and diverse content offerings are the foundation of our success. We had a library of classical music content, which consisted of approximately 2.8 million music tracks, 1,372 video titles, 427,435 spoken content tracks and 5,750 volumes of sheet music as of December 31, 2021.
The vast majority of our content offerings have been licensed to us on an exclusive basis. In particular, we hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China. Music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2021. In addition to licensed content, we also help local artists to release albums and create educational content and have licensed certain classical music videos from rights holders.
Music recordings.
Our content library contains a wide range of standard and specialty repertoires of classical, jazz, world, folk and traditional Chinese music recordings, spanning from medieval to contemporary music. As of December 31, 2021, we had accumulated approximately 2.0 million tracks of traditional classical music and approximately 350,000 tracks of other genres of music recordings, covering the works of approximately 95,177 musicians and 2,080 musical instruments from over 266 countries and regions. Over the years, we have also created many award-wining music recordings, including the Contemporary Chinese Musicians collection, which features new, original symphony works created by Chinese composers, and the Sound of Nature collection, which records the indigenous music of China’s ethnic minorities. In addition, in order to meet the exacting standards of classical music fans and attract more customers, we licensed from Naxos approximately 10,000 albums of high-resolution classical music recordings in July 2020.
Videos.
As of December 31, 2021, our content library contained over 4,000 hours of concerts, operas, ballets, plays, documentaries, interviews and behind-the-scenes
footage, featuring works from the world’s most renowned opera houses, ballet companies and concert halls. In addition, we have been working with Countdown Media GmbH, one of our licensors, on children music videos.
Spoken content.
As of December 31, 2021, our spoken content contained audio versions of approximately 427,435 spoken content tracks, including best sellers and some of the world’s greatest novels, plays and poems, as well as various nonfiction history books and biographies.
Music learning content.
Our platform also offers smart piano music learning content, which is available online to our subscribers, embedded in our smart music learning products or delivered in person through our offline events. Such content included, among others, online and offline master classes offered by renowned musicians, digital sheet music for various instruments and ability levels, as well as bestselling children’s books covering the basics of classical music.
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
Licensing
We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group and NetEase Cloud Music, as well as commercial enterprises, such as film and TV production companies, airlines and smart hardware companies. As of December 31, 2021, we licensed approximately 980,000 tracks of classical music from over 290 music labels to our licensees.
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
Subscription
Our music subscription service provides users with high-quality online and offline streaming access to our content library, serving classical music lovers’ underserved needs in terms of catalog, discovery, information and audio quality. Users can access our platform anywhere and anytime through our website
www.kuke.com
, the Kuke Music mobile app and smart music devices, and we provide our subscribers with a wide range of ways to search, browse and discover classical music content.
As of December 31, 2021, we had 802 institutional subscribers, including 477 universities and music conservatories and 325 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.
Smart Music Learning
We launched our smart music learning business in October 2015, offering our proprietary Kuke smart pianos, music learning content and teaching systems to distributors for them to resell to end customers, such as primary and secondary schools. As of December 31, 2021, we had sold over 16,790 Kuke smart pianos and 2,422 Kuke smart music teaching systems.
In July 2019, we started to offer Kukey courses in collaboration with kindergartens. Under the course offering model, we place Kuke smart pianos at the kindergartens without charge, utilize kindergarten teachers to promote and deliver our Kukey courses and collect tuition directly from enrolled students. As of December 31, 2021, we had over 70,000 student enrollments and had placed over 20,000 Kuke smart pianos at 4,241 kindergartens across 264 cities and 27 provinces and autonomous regions in China, most of which are located in areas with strong demands for smart music learning solutions.

We do not contract with kindergartens directly but instead engage third-party distributors to establish collaboration with kindergartens and assist us in promoting our Kukey courses to kindergarten students. We typically transfer a portion of the tuition fees to our distributors on a monthly basis, who are obligated under our agreement with them to transfer part of the total tuition to collaborating kindergartens. As of December 31, 2021, we had entered into distribution agreements with 446 distributors for the promotion of our Kukey courses.
In January 2022, to meet the growing demand from public schools for smart music devices, teaching systems and copyrighted music content, we entered into an equity transfer agreement to acquire a team of marketing and sales personnel experienced in promoting smart music learning solutions to primary and secondary schools.
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
Pricing
We increased the tuition fees of our Kukey courses from RMB500 to RMB800 per semester and from RMB900 to RMB1,500 per school year in March 2021, and cancelled RMB150 per month tuition fee in June 2021. Students may withdraw within two weeks of the subscription date and receive full refunds. The average purchase price of our Kuke smart music teaching system and a Kuke smart piano, exclusive of the pre-installed
teaching system, in 2021 was RMB54,930 and RMB22,860, respectively.
Live Classical Music Events
In February 2020, we acquired 100% equity interest in BMF, which organizes the Beijing Music Festival and other influential classical music events in China. According to Frost & Sullivan, we are one of the few companies in China with the experience and scale to organize large-scale classical music festivals. As of the date of this annual report, BMF had organized over 650 live classical music performances.
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

Leveraging our experience of hosting the Beijing Music Festival, we also organize other live classical music events throughout the year, such as the Good Afternoon themed event and several embassy events.
Additionally, as part of our effort to promote interest and education in classical music in China, we offer various online and offline opportunities for people interested in classical music to learn more about, and participate in the creation of, classical music.
Due to the impact of
COVID-19,
we have not been able to organize as many live classical music performances or invite as many overseas artists to perform at our live classical music events as we had been able to. In an effort to reach a broader audience and attract more sponsors, we have started streaming more live classical music performances. In October 2021, we successfully hosted the 2021 Beijing Music Festival through a combination of online and offline music programs.
Our revenue from live classical music events primarily consists of sponsorship fees, performance fees, service fees, ticket sales and royalties. Over the years, BMF has built long-standing relationships with high-profile corporate sponsors, such as
FAW-Volkswagen,
Audi, CITIC Group, Credit Suisse, UBS, Nestle and Swire Properties. We offer various types of sponsorship programs, including naming rights, exclusive partner rights, on-site
venue signage and advertisements, to sponsors across industry sectors, connecting their brands directly with a large base of well-educated, affluent and experience-oriented customers. The sponsorship fee we charged each sponsor in 2021 ranged from RMB80,000 to RMB2 million, depending on sponsorship title and the scope of services we offer to sponsors.
Strategic Investment in KOLO
In February 2022, we entered into an agreement for a strategic investment in KOLO, a classical music-focused and decentralized NFT platform driven by blockchain technology. The strategic investment in KOLO will further enable the development of a consumer-oriented, classical music-focused and global NFT application in the Metaverse. The NFT application will leverage the diversified classical music copyright resources of us and Naxos, our strategic global business partner and the largest independent classical music content provider in the world, and further enhance the transaction liquidity, platform interoperability and ease of sharing of digital music assets.
Research and Development
We design and develop substantially all of our course materials and the functions of our Kuke smart music teaching system in-house
based on our music expertise, user feedback, extensive research on market needs, content library, the requirements of various music proficiency tests, as well as input from esteemed music professionals, industry experts and content licensed from Naxos. In 2021, to meet the growing demand for junior piano group lessons, we simplified certain our Kukey courses that were originally offered to kindergarten students. We regularly update our Kukey courses and the functionalities of our Kuke smart music teaching system to further enhance the courses’ depth and breadth, and intelligentize pianos.
For the years ended December 31, 2019, 2020 and 2021, we recorded research and development expenses of RMB10.3 million, RMB12.6 million and RMB27.8 million (US$4.4 million), respectively.
Technology
As of December 31, 2021, we had a strong research and development team of 64 employees, which accounted for approximately 37.0% of our total headcount.
Principal components of our technology infrastructure include:
Scalable, cloud-based infrastructure.
We maintain a capital-light infrastructure. By using a cloud services provider, we are able to ensure that our systems can scale with our growth and meet fluctuating or unpredictable system demands.
Our Kuke smart music teaching system is connected to our cloud server through a local area network (“LAN”) server via wireless connection. Each LAN server can accommodate up to 60 users at the same time. Through sensors attached to the keyboard of Kuke smart pianos, we capture various aspects of students’ practice data relevant for assessing their performance, such as finger pressure, pitch and tempo. Such data and our machine-generated analysis of the data are transmitted between our Kuke smart music teaching system and cloud server in real time, enabling us to provide students with instant, individualized feedback on their performance. Through cloud computing, we generate an overall score for every student and their group automatically at the end of every piano lesson, which helps instructors stay on top of students’ progress over time and adjust the teaching pace accordingly. In addition, through Websocket technology, instructors can monitor each student’s interface at the same time, which enhances teaching efficiency without compromising the level of individualized attention.

Big data analytics.
We have invested considerably in the research and development of big data analytics and machine learning.
We have invested considerably in the research and development of big data analytics and machine learning. For our music subscription business, our musicologists conduct exhaustive analysis of metadata, the searchable, textual information embedded into each work. Users can search for content using up to 17 search criteria, including the composer, title, album, genre, period, featured instrument, duration, adaptor, lyricist, soloist, conductor, choir, ensemble, orchestra, label, year of composition and release date. We also provide listeners with a personalized music discovery experience by leveraging our proprietary content recommendation algorithms and data. For our smart music learning business, we apply proprietary algorithms to analyze various types of students’ practice data and to provide them with performance evaluations that accurately reflect their skill level, strengths and weaknesses. Based on such analysis, our data analytics engine also generates tailored practice suggestions that help students more effectively tackle areas in need of improvement.
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
Naxos has also licensed certain content it owns or controls to Naxos China, our joint venture with Naxos. Naxos China’s license agreement with Naxos International expires on December 31, 2022 and is automatically renewable for another three years, unless either party indicates otherwise in advance. Naxos China shall pay Naxos International 30% of all payments, sales proceeds or other monies directly received by or credited to Naxos China for the exploitation of the licensed content less any tax deducted (or 50% if Naxos China’s agent or affiliate is involved). Naxos China’s license agreement with Naxos of America, Inc. expires on January 1, 2021 and is automatically renewable for successive one-year
periods unless either party indicates otherwise in advance. Pursuant to these license agreements, Naxos China has the exclusive right to exploit or license third parties to use the licensed content in accordance with the terms of the agreement. Naxos China shall pay Naxos of America, Inc. 65% of the income actually received by or credited to Naxos China that is derived from the exploitation of the licensed content. The licensor has audit rights and may terminate the agreement in case of any material breach of the agreement. There are no minimum guarantee payment obligations under the agreements.
Content Production Arrangement
We engage certain recording agencies to create music recordings to our specifications on a per-project
basis. Under our agreements with these agencies, we are the sole owner of all the copyrights related to the recorded work.
Other Intellectual Properties
As of December 31, 2021, we owned 9 patents, 70 copyrights, 44 trademarks and 44 domain names in China. As of the same date, we have applied for the registration of 1 patent and 74 trademarks.

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
Suppliers
Our content providers include renowned music labels, publishing houses and artists. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2021. We hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China.
For our smart music learning business, we also cooperate with selected contract manufacturers to manufacture Kuke smart pianos based on our specifications and source the main components of Kuke smart pianos from several suppliers. These suppliers are responsible for delivering the components to our contract manufacturers at their own costs and are liable to us for any quality issue. Our agreements with contract manufacturers contain detailed provisions regarding product specifications, quality standards, payment terms, shipping obligations, the rights of each party in the event of breach or default, and other customary contractual terms and conditions. Our contract manufacturers are responsible for the repair and maintenance of the pianos. Our quality assurance team frequently monitors the capacity and performance of our contract manufacturers and suppliers to ensure they meet our rigorous quality standard.
Competition
We face competition from other classical music licensing service providers for licensees, other online classical music subscription service providers for subscribers, other smart music learning service providers for student enrollment and the sale of our Kuke smart pianos and Kuke smart music teaching systems, and other live classical music event organizers for audience and sponsorship.
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
Regulations on Foreign Investment
The Foreign Investment Law of the PRC was adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry
national treatment with a negative list for foreign investments, pursuant to which (i) foreign natural persons, enterprises or other organizations, collectively the foreign investors, shall not invest in any sector forbidden by the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated equally. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system in which foreign investors or foreign-funded enterprises shall submit the investment information to competent departments of commerce through the enterprise registration system and the enterprise credit information publicity system.
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
Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version)
The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Negative List, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission on December 27, 2021 and became effective on January 1, 2022, replaced and abolished the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List, and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List but not classified as “prohibited.” The Negative List covers 12 industries. Fields not covered in the Negative List shall be administrated under the principle of equal treatment to domestic and foreign investments.
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
Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services
Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated in 2001 and most recently amended in 2022 by the State Council, and will become effective on May 1, 2022. The regulations require foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, foreign investors that meet these requirements must obtain approvals from MIIT or their authorized local counterparts, which retain considerable discretion in granting approvals.
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
Regulations on Online Publication
In 2016, the SAPPRFT and MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services. It defines “online publications” as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audio-visual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services. Under the Online Publishing Regulations, Internet operators distributing online publications via the Internet are required to obtain an Online Publishing Service Permit from the SAPPRFT. Beijing Kuke Music has obtained the Online Publishing Service Permit.
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
Regulations on Commercial Performances
The Administrative Regulations on Commercial Performances (2020 Revision) was promulgated by the State Council. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under the central government. Such culture administrative department shall make a decision, within 20 days from the receipt of the application, on whether to approve the application; upon approval, a performance permit shall be issued to the applicant. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of eight to ten times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed. BMF Culture holds the requisite commercial performance approvals and permits.
Regulations on Internet Security
In 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended in 2009, which provides that the following activities conducted through the Internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the Internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via the Internet; (d) spreading false or inappropriate commercial information; or (e) infringing on intellectual property. The Ministry of Public Security issued the Administrative Measures on Security Protection for International Connections to Computer Information Networks in 1997 and amended it in 2011, which prohibits using the Internet to leak state secrets or to spread socially destabilizing contents.

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
In 2012, the Decision on Strengthening Network Information Protection was promulgated by the Standing Committee of the National People’s Congress. It emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires Internet service providers to establish and publish policies regarding the collection and use of electronic personal information and to take necessary measures to ensure the security of the information and to prevent any leakage, damage or loss.
In 2013, MIIT promulgated the Regulations on Protection of Personal Information of Telecommunications and Internet Users to enhance and enforce legal protection over user information security and privacy on the Internet. It requires Internet operators to take various measures to ensure the privacy and confidentiality of users’ information.
Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the Standing Committee of the National People’s Congress in 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security as required by applicable laws and refuses to take corrective measures will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) sells or provides personal information to others unlawfully or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

In 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, which came into effect in 2017. It requires that network operators shall follow their cybersecurity obligations according to the requirements of the classified protection system for cybersecurity, including: (a) formulating internal security management systems and operating instructions, determining the persons responsible for cybersecurity, and implementing the responsibility for cybersecurity protection; (b) taking technological measures to prevent computer viruses, network attacks, network intrusions and other actions endangering cybersecurity; (c) taking technological measures to monitor and record the network operation status and cybersecurity incidents and preserving relevant web logs for at least 6 months; (d) taking measures such as data classification, back-up
and encryption of important data; and (e) other obligations stipulated by laws and administrative regulations. In addition, network operators shall follow the principles of legitimacy to collect and use personal information and disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information and obtain the consent of the persons whose data is gathered.
In 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the People’s Republic of China, which came into effect in 2021. It further details the general rules and principles on personal information processing and increases the potential liability of personal information processor. Personal information processors shall, on the basis of the purposes and methods of processing of personal information, categories of personal information, the impacts on individuals’ rights and interests, and potential security risks, take the following measures to ensure that personal information processing activities comply with the provisions of laws and administrative regulations, and prevent unauthorized access to as well as the leakage, tampering or loss of personal information: (a) developing internal management rules and operating procedures; (b) conducting classified management of personal information; (c) taking corresponding security technical measures such as encryption and de-identification;
(d) determining in a reasonable manner the operation privileges relating to personal information processing, and providing security education and trainings for employees on a regular basis; (e) developing and organizing the implementation of emergency plans for personal information security incidents; (f) other measures as provided by laws and administrative regulations.
Regulations on Infringement upon Intellectual Property Rights via the Internet
The Civil Code of the PRC, which was adopted by the National People’s Congress in 2020 and became effective in 2021, provides that (i) an online service provider should be held liable for its own tortious acts in providing online services; (ii) where an online user conducts tortious acts by utilizing online services provided by the online service provider, the infringed party has the right to request such online service provider to take necessary measures, including deleting, blocking and disconnecting the access to the infringing content promptly. Upon receiving such request, the online service provider shall promptly inform the relevant online user and take necessary measures based on the prima facie evidence and the online service provided. Failure to take necessary measures in a timely manner upon receipt of notice of such infringement, such online service provider will be held jointly liable with the relevant online users for the additional damages that would have not been incurred if the online service provider took proper actions; and (iii) where the online service provider knows or ought to have known that online users are infringing upon the civil right or interest of a third party and fails to take necessary measures, the online service provider should be jointly liable for such infringement with the online users.
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
The Copyright Law of the PRC, adopted in 1990 and revised in 2001, 2010 and further amended on October 17, 2020 and will be effective on June 1, 2021, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will be generally conferred upon the authors, or in case of works made for hire, upon the employer of the author.

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
Trademark
According to the Trademark Law of the PRC, adopted by the Standing Committee of the National People’s Congress in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years from the date of registration, which may be renewed for consecutive ten-year
periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for the record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, and selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined, and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.
Patent
In China, the Patent Administrative Department of the State Council is responsible for administering patents, uniformly receiving, examining and approving patent applications. In 1984, the Standing Committee of the National People’s Congress adopted the Patent Law of the PRC, which was subsequently amended in 1992, 2000, 2008 and last amended on October 17, 2020 and will be effective on June 1, 2021. In addition, the State Council promulgated the Implementing Rules of the Patent Law in 2001, as amended in 2002 and 2010 respectively, pursuant to which a patentable invention and utility model must meet three conditions: novelty, inventiveness and practical applicability, and designs must be obviously different from current designs or combinations thereof. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. A patent is valid for a term of twenty years with respect to an invention and a term of ten years with respect to a utility model or design, starting from the application date. Except under certain circumstances specifically provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else such use will constitute an infringement of the rights of the patent holder.

Domain Names
In China, the administration of PRC Internet domain names is mainly regulated by MIIT, under the supervision of the China Internet Network Information Center. In 2017, MIIT promulgated the Measures on Administration of Internet Domain Names, which replaced the Measures on Administration of Domain Names for the Chinese Internet issued by MIIT in 2004. These measures adopt a “first to file’ rule to allocate domain names to applicants and provide that MIIT shall supervise the domain names services nationwide and publicize the PRC domain name system. In 2012, the China Internet Network Information Center issued a circular to authorize a domain name dispute resolution institution acknowledged by the China Internet Network Information Center to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by MIIT became effective. It stipulates that an Internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of Internet-based information service providers; and the Internet access service providers shall not provide access services for those who fail to provide their real identity information.
Regulations on Taxation
Enterprise Income Tax
In 2007, the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC, which was most recently amended in December 2018. In 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was amended on April 23, 2019. Under these laws and regulations, both resident enterprises and non-resident
enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC.
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
Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued by the State Administration of Taxation in 2009, or SAT Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the State Administration of Taxation, effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of
Non-Resident
Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer
In 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises, may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. In 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding
Non-PRC
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

In 2017, the SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.
Offshore Investment
The Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective in 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round-trip investment in China. Under SAFE Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investments, using legitimate domestic or offshore assets or interests, while “round-trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contributions to an SPV, PRC residents or entities are required to register with the local SAFE branch.
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
The principal regulations that govern employment and labor matters in the PRC include (i) the Labor Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress in 1994, effective in 1995 and amended in 2009; (ii) the Labor Contract Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress in 2007 and amended in 2012; (iii) the Implementing Regulations of the Labor Contract Law of the PRC, which was promulgated by the State Council on September 18, 2008. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employers are also prohibited from forcing employees to work above a certain time limit and employers shall pay employees for overtime work in accordance with national regulations.
Social Insurance and Housing Fund
According to the Social Insurance Law of the PRC, which was promulgated by the National People’s Congress of the PRC in 2010, and most recently amended in 2018 by the Standing Committee of the National People’s Congress, and other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. Any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hire. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall be only paid by employers while the contributions of basic pension insurance, medical insurance and unemployment insurance shall be paid by both employers and employees.
According to the Regulation on the Administration of Housing Fund promulgated by the State Council in 1999 and amended in 2002 and 2019, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. The employer who fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.
Regulations on Anti-Monopoly
The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, and the Guiding Opinions of the State Administration for Market Regulation on the Declaration of Concentration of Business Operators (2018 Revision) require that the anti-monopoly agency under the State Council shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

Pursuant to the Measures for Examination and Approval of Concentration of Business Operators promulgated by the Ministry of Commerce in 2009 and amended in 2020, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.
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
C
Organizational Structure
We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with significant subsidiaries and VIEs in China, Hong Kong and other jurisdictions. The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and VIEs as of December 31, 2021.

Notes:
(1)	The remaining 49% equity interest in Naxos China is held by Naxos International, which is ultimately controlled by independent third parties.

(2)
He Yu, Xingping Zuo, Jianmin Jin and Kunshan Maidun Culture Industry Investment Enterprise (Limited Partnership) each holds 35.5%, 25.9%, 9.0% and 8.9% equity interests in Beijing Kuke Music, respectively. The remaining 20.7% equity interests in Beijing Kuke Music are held by other beneficial owners of our company.

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
Agreements That Provide Us with Effective Control over Our VIEs
Powers of Attorney
. Pursuant to the power of attorney entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music unconditionally and irrevocably appointed Kuke International or any person designated by Kuke International to act as their attorney-in-fact
to exercise all of their rights as shareholders of Beijing Kuke Music, including, but not limited to, the right to propose to convene and attend shareholders’ meetings, to execute meeting minutes and resolutions, to exercise voting rights on all matters that need to be discussed and resolved in shareholders’ meetings, to dispose of the assets of Beijing Kuke Music, to resolve to dissolve and liquidate Beijing Kuke Music, to decide to transfer or otherwise dispose of the shares held by the shareholders in Beijing Kuke Music and to exercise all other shareholders’ rights stipulated by PRC laws and regulations and the articles of association of Beijing Kuke Music. The shareholders’ power of attorney will remain effective until terminated by Kuke International in writing or the equity interest in or all the assets of Beijing Kuke Music have been transferred to Kuke International or any person designated by Kuke International.
Beijing Lecheng, BMF Culture and its shareholders have also entered into a power of attorney regarding the exercise of all the shareholders’ rights of the shareholders of BMF Culture, the terms of which are substantially similar to the power of attorney described above.
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreement entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music have pledged all of their respective equity interest in Beijing Kuke Music to guarantee the performance of the obligations by, and the representations, undertakings, and warranties provided by, Beijing Kuke Music and its shareholders under the exclusive consulting service agreement, exclusive intellectual property rights licensing agreement, exclusive option agreement and power of attorney (together with the equity interest pledge agreement, the “Cooperation Agreements”). In the event of a breach by Beijing Kuke Music or any of its shareholders of contractual obligations under the Cooperation Agreements, Kuke International, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Kuke Music and will have priority in receiving the proceeds from such disposal. Beijing Kuke Music and its shareholders also undertake that, without the prior written consent of Kuke International, the shareholders of Beijing Kuke Music will not create or allow any encumbrance on the pledged equity interests. As of the date of this annual report, the shareholders of our VIEs have completed the registration of their equity interest pledge.

Beijing Lecheng, BMF Culture and its shareholders have also entered into an equity interest pledge agreement, the terms of which are substantially similar to the equity interest pledge agreement described above, except that the relevant Cooperation Agreements do not include an exclusive intellectual property rights licensing agreement.
Agreements That Allow Us to Receive Economic Benefits from Our VIEs
Exclusive Consulting Service Agreements
. Pursuant to the exclusive consulting service agreement entered into between Kuke International and Beijing Kuke Music, Kuke International has the exclusive right to provide Beijing Kuke Music, its subsidiaries and investee companies with comprehensive management consulting services. Kuke International has the right to adjust the service fee at any time based on the services provided to Beijing Kuke Music. The exclusive consulting service agreement will remain irrevocable until both parties terminate the agreement in writing or Kuke International acquires all equity interests in or if all the assets of Beijing Kuke Music have been transferred to any person designated by Kuke International. Notwithstanding the above, Kuke International has the right to terminate the agreement at any time by issuing a 30 days’ notice in writing, and Kuke International shall not be liable for any defaults for unilaterally terminating the agreement.
Beijing Lecheng and BMF Culture have also entered into an exclusive consulting service agreement, the terms of which are substantially similar to the exclusive consulting service agreement described above.
Exclusive Intellectual Property Rights Licensing Agreement
. Pursuant to the exclusive intellectual property rights licensing agreement entered into between Kuke International and Beijing Kuke Music, Kuke International agreed to license to Beijing Kuke Music certain intellectual property rights owned by Kuke International or being transferred to Kuke International by Beijing Kuke Music. After completion of the transfer of the relevant intellectual property rights, Kuke International shall license such intellectual property rights to Beijing Kuke Music at nil consideration. In addition, Beijing Kuke Music agreed to license all of its intellectual property rights (other than those already transferred to Kuke International) to Kuke International at nil consideration. The exclusive intellectual property rights agreement will remain effective for a term of ten years and shall be automatically renewed for successive terms of five years unless either party terminates the agreement by issuing a 30 days’ notice in writing prior to the expiration of the term of the agreement.
Agreements That Provide Us with the Option to Purchase the Equity Interest in Our VIEs
Exclusive Option Agreements.
Pursuant to the exclusive option agreement entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music irrevocably granted Kuke International or any person designated by Kuke International an exclusive right to purchase from the shareholders of Beijing Kuke Music all or any part of their equity interest in and the assets of Beijing Kuke Music for a nominal price, or the lowest price permitted under applicable PRC laws. The exclusive option agreement will remain irrevocable until all parties terminate the agreement in writing or Kuke International acquires all equity interests in or if all the assets of Beijing Kuke Music have been transferred to any person designated by Kuke International. Notwithstanding the above, Kuke International has the right to terminate the agreement at any time by issuing a 30 days’ notice in writing, and Kuke International shall not be liable for any defaults for unilaterally terminating the agreement.
Beijing Lecheng, BMF Culture and its shareholders have also entered into an exclusive option agreement, the terms of which are substantially similar to the exclusive option agreement agreement described above.

In addition, the spouse of certain shareholders of each of our VIEs, where applicable, has signed an undertaking (collectively, the “Spouse Undertakings”) to the effect that, among others, (i) the shares of the relevant VIE held and to be held by each of the shareholders do not fall within the scope of communal properties, and (ii) he or she waives any rights or interests that may be granted to him or her under the applicable laws of any jurisdictions, and he or she undertakes not to claim such rights or interests. The spouse of certain shareholders of each of our VIEs, where applicable, has also consented to the arrangement of any equity interest held by his or her spouse under the Exclusive Option Agreement, the Exclusive Consulting Service Agreement, the Exclusive Intellectual Property Rights Agreement, where applicable, the Equity Interest Pledge Agreement and the Power of Attorney. In the opinion of Commerce & Finance Law Offices, our PRC counsel:

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
Our principal executive offices are located in leased office space from a third party at Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, China, which occupy approximately a total of 3,016 square meters. We do not own any facilities of our own. We believe that these facilities are generally adequate to meet our current needs, although we expect to seek additional space as needed to accommodate future growth.

ITEM 4A	UNRESOLVED STAFF COMMENTS
None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A	Operating Results
Factors Affecting Our Results of Operations
Our business and results of operations are influenced by general factors affecting the industries and markets where we operate, which include:

•	the overall economic growth in China;

•	the growth of the classical music licensing and subscription market, smart music learning market and live classical music events market in China;

•	governmental policies and the regulatory environment for industries in which we operate; and

•	disease, global or localized health pandemic or epidemic or a similar public health threat, or the fear of such an event.
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
Ability to attract and retain customers and increase their spending
Our ability to attract and retain customers and increase their spending is critical to the continued success and growth of our business. Our ability to attract and retain licensing and subscription customers primarily depends on our ability to offer attractive content offerings and provide satisfactory services at competitive pricing. Our ability to attract and retain customers of our smart music learning solutions primarily depends on the perceived effectiveness of our smart music learning solutions, the attractiveness of our educational content offerings and our ability to adequately and promptly address their needs and optimize their user experience. Our ability to attract and retain sponsors for our live classical music events business primarily depends on the popularity of our events and the extent to which we can serve their marketing needs. We expect to continue to attract new customers, retain our existing customers and increase the spending of our customers through continuous efforts to offer them high-quality services and promptly adapt to their evolving needs.
Ability to expand our distribution network
We rely on distributors to establish collaboration with kindergartens for the offering of Kukey courses and to sell and market our institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems. We had 446 distributors for the promotion of Kukey courses as of December 31, 2021, sold Kuke smart pianos and Kuke smart music teaching systems to 24 distributors in 2021 and had 12 distributors for the promotion of our institutional music subscription services. Distributors of Kukey courses are entitled to 20% of the tuition paid by Kukey students. We also share institutional subscription fees with most of our distributors, which is approximately 40% of the subscription fees. The effectiveness of these distributors’ sales efforts and our revenue-sharing arrangements with them directly affect our financial condition. We expect that our selling and distribution expenses will increase as we continue to expand our distribution network.
Ability to manage our costs and operating expenses effectively
Our ability to manage and control our costs and expenses while continuing to grow our business is critical to the success of our business. Our cost of sales increased by 184.6% from RMB44.3 million in 2020 to RMB126.0 million (US$19.8 million) in 2021, and our cost of sales as a percentage of our revenue increased from 27.2% to 42.6% during the same period. Our ability to manage and control cost of sales depends on, to a significant extent, content costs and hardware costs. Our total operating expenses increased by 81.7% from RMB126.1 million in 2020 to RMB229.1 million (US$36.0 million) in 2021, and our total operating expenses as a percentage of our revenue remained the same as 77.4% during the same period. We expect our operating expenses to increase due to the expansion of our business and the additional costs and expenses associated with becoming a public company. As our business model is highly scalable, we expect that the growing scale of our business will position us well to continue to improve our cost efficiency.

The
COVID-19
pandemic
Beginning in January 2020, the
COVID-19
pandemic and governmental measures imposed to contain its spread have disrupted and are expected to continue to affect our business. For example, postponed school and kindergarten reopenings caused the sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems and our institutional music subscription services to decline significantly in the first half of 2020. In addition, stay-at-home
orders and prohibition of public gatherings have caused us to cancel the production of many on-ground,
live classical music events. While these restrictions have largely been lifted in China, the number of live classical music events that we are able to organize has decreased significantly largely as a result of the general population’s fears regarding contracting
COVID-19,
resulting in decreased ticket sales and sponsorship fees. Through online streaming of live classical music performances and additional pre-recorded
performances, most of which are available to registered users of the BMF Club app for free, we have attracted new sponsors; however, we have also incurred higher content costs and IT expenditures associated with the streaming of these content. Furthermore, as a result of the widespread and detrimental effect that
COVID-19
has had on the Chinese and global economy, the financial conditions of many of our subscribers and licensees, the government funding available to our live music events and government-affiliated customers, as well as the marketing budget of many of our live music events sponsors, have also decreased, making it more challenging for us to retain existing customers and attract new customers. Moreover, we have taken a series of measures in response to the outbreak of
COVID-19
to protect our employees, including, among others, temporary closure of our offices, remote working arrangements and procurement of masks, hand sanitizers and other protective equipment for our employees, which reduced the capacity and efficiency of our operations and increased our operating expenses.
As
COVID-19
has been gradually contained in China, sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems, institutional music subscription services and licensing services have also recovered, and we were able to resume organizing live classical music events. In 2021, our business operation had substantially returned to the normal level. In October 2021, we organized the 24th Beijing Music Festival. However, the ultimate impact of the
COVID-19
pandemic on our business and results of operations is still unknown and will depend on its future developments, which are highly uncertain and cannot be predicted with confidence.
Key Components of Results of Operations
Revenue
Prior to the Acquisition, we derived our revenue from: (i) licensing and subscription; and (ii) smart music learning. After the Acquisition, we have also derived revenue from live classical music events.
The following table sets forth the key components of our total revenue, in absolute amounts and as percentages of our total revenue, for the periods presented.

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	81,901	56.1%	76,583	47.0%	100,454	15,764	33.9%
Smart music learning	64,153	43.9%	58,784	36.1%	118,061	18,526	39.9%
Live classical music events	—	—	27,514	16.9%	77,382	12,143	26.2%

Total	146,054	100.0%	162,881	100.0%	295,897	46,433	100.0%
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
(ii) Smart Music Learning Revenue
We generate our smart music learning revenue primarily from the sale of Kukey courses to kindergarten students and the sale of Kuke smart pianos, Kuke smart music teaching systems and piano accessories to distributors for them to resell to end customers. Students typically subscribe to our Kukey courses on a monthly, semester or school-year basis. We typically collect tuition directly from enrolled students and share part of the tuition fees with distributors who help us establish collaboration with kindergartens. All Kuke smart pianos are sold together with the pre-installed
Kuke smart music teaching systems. We sell Kuke smart music teaching systems primarily along with Kuke smart pianos and also on a stand-alone basis.
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

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	(20,330)	62.9%	(8,725)	19.7%	(18,195)	(2,855)	14.4%
Smart music learning	(12,013)	37.1%	(17,319)	39.1%	(43,548)	(6,834)	34.6%
Live classical music events	—	—%	(18,237)	41.2%	(64,283)	(10,087)	51.0%

Total	(32,343)	100.0%	(44,281)	100.0%	(126,026)	(19,776)	100.0%

Cost of sales related to licensing and subscription consists primarily of royalties, equipment costs, set-up
costs and amortization costs.
Cost of sales related to smart music learning consists primarily of hardware costs, tuition fees shared with collaborating kindergartens, and depreciation costs.
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

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and distribution expenses	(18,252)	37.5%	(25,808)	20.5%	(73,263)	(11,497)	32.0%
Administrative expenses	(27,312)	56.1%	(65,018)	51.6%	(132,237)	(20,751)	57.7%
Impairment losses on financial assets, Net	(3,088)	6.3%	(35,240)	27.9%	(20,653)	(3,241)	9.0%
Other operating expenses	(42)	0.1%	(18)	—	(2,904)	(456)	1.3%
Total	(48,694)	100.0%	(126,084)	100.0%	(229,057)	(35,945)	100.0%
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

	For the Years Ended December 31
	2019			2020	2021
	Kuke Music	BMF	Pro Forma(1)	Kuke Music	Kuke Music
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Revenue	146,054	61,160	206,865	162,881	295,897	46,433
Cost of sales	(32,343)	(37,856)	(69,850)	(44,281)	(126,026)	(19,776)

Gross profit	113,711	23,304	137,015	118,600	169,871	26,657
Other income, net	3,830	219	4,049	4,385	8,700	1,365
Selling and distribution expenses	(18,252)	(1,661)	(19,913)	(25,808)	(73,263)	(11,497)
Administrative Expenses	(27,312)	(5,804)	(32,796)	(65,018)	(132,237)	(20,751)
Impairment losses on financial assets, net	(3,088)	(213)	(3,301)	(35,240)	(20,653)	(3,241)
Other operating expenses	(42)	—	(42)	(18)	(2,904)	(456)

Operating profit/(loss)	68,847	15,845	85,012	(3,099)	(50,486)	(7,923)
Share of loss of a joint venture	—	—	—	(9)	(491)	(77)
Finance costs	(3,242)	(90)	(3,247)	(10,105)	(7,684)	(1206)
Finance income	258	921	1,094	1,621	79	12

(Loss)/profit before tax	65,863	16,676	82,859	(11,592)	(58,582)	(9,194)
Income tax expense	(9,101)	(4,194)	(13,343)	(3,622)	(1,035)	(163)

(Loss)/profit for the year and total comprehensive (loss)/income for the year	56,762	12,482	69,516	(15,214)	(59,617)	(9,357)

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Our total revenue increased by 81.7% from RMB162.9 million in 2020 to RMB296.0 million (US$46.4 million) in 2021, primarily as a result of strong growth of our three music-related businesses.
Our licensing and subscription revenue increased by 31.2% from RMB76.6 million in 2020 to RMB100.5 million (US$15.8 million) in 2021, primarily due to the increased customer portfolio and contract amount.
Our smart music learning revenue increased by 100.8% from to RMB58.8 million in 2020 to RMB118.1 million (US$18.5 million) in 2021, primarily due to the increases in the number of collaborating kindergartens and subscribing students, and the increased sales of smart music learning products.

Our live classical music events revenue increased by 181.2% from RMB27.5 million in 2020 to RMB77.4 million (US$12.1 million) in 2021, primarily due to revenues from the marketing, planning and execution services for live music events in China, and a newly-launched smart music learning hardware product.
Cost of sales
Our cost of sales increased by 184.6% from RMB44.3 million in 2020 to RMB126.0 million (US$19.8 million) in 2021.
Our cost of sales for licensing and subscription increased by 108.5% from RMB8.7 million in 2020 to RMB18.2 million (US$2.9 million) in 2021 primarily due to a change in profit sharing policy with music content providers.
Our cost of sales related to smart music learning increased by 151.4% from RMB17.3 million in 2020 to RMB43.5 million (US$6.8 million) in 2021, primarily due to the increased investment in our smart music learning business as a result of economic recovery under the
COVID-19
pandemic alleviation.
Our cost of sales for live classical music events increased by 252.5% from RMB18.2 million in 2020 to RMB64.3 million (US$10.1 million) in 2021, which was in line with increased revenues driven by the significant growth in our live classical music events business.
Gross profit
As a result of the foregoing, our gross profit increased by 43.2% from RMB118.6 million in 2020 to RMB169.9 million (US$26.7 million) in 2021. In particular, our gross profit from licensing and subscription increased by 21.2% from RMB67.9 million in 2020 to RMB82.3 million (US$12.9 million) in 2021.Our gross profit from smart music learning increased by 79.7% from RMB41.5 million in 2020 to RMB74.5 million (US$11.7 million) in 2021. Our gross profit from live classical music events increased by 41.2% from RMB9.3 million in 2020 to RMB13.1 million (US$2.1 million) in 2021.
Other income
Our other income increased by 98.4% from RMB4.4 million in 2020 to RMB8.7 million (US$1.4 million) in 2021, primarily due to the bad debt recovery and the increase in our government grants during the period.
Selling and distribution expenses
Our selling and distribution expenses increased by 183.9% from RMB25.8 million in 2020 to RMB73.3 million (US$11.5 million) in 2021, primarily attributable to increased expenses to promote our brands and products, and increased tuition fees and institutional subscription fees shared with distributors.
Administrative expenses
Our administrative expenses increased by 103.4% from RMB65.0 million in 2020 to RMB132.2 million (US$20.8 million) in 2021, primarily attributable to increased share-based compensation expenses.
Impairment losses on financial assets
Our impairment losses on financial assets decreased by 41.4% from RMB35.2 million in 2020 to RMB20.7 million (US$3.2 million) in 2021, primarily due to the settlement of our trade receivables as a result of the improvement of our trade receivable management and the prudent credit policy.

Operating (loss) profit
As a result of the foregoing, we recorded operating loss of RMB50.5 million (US$7.9 million) in 2021, compared to operating loss of RMB3.1 million in 2020.
Finance costs
Our finance costs decreased by 24.0% from RMB10.1 million in 2020 to RMB7.7 million (US$1.2 million) in 2021, primarily due to the decrease in interest on loans and borrowings, the interest on lease liabilities, resulting from the decreased interest
-
bearing loans and borrowings, and the decreased lease liabilities.
Finance income
Our finance income decreased by 95.1% from RMB1.6 million in 2020 to RMB0.1 million (US$0.0 million) in 2021, primarily attributable to the decrease in interest income on loans receivable, as a result of the decreased loan receivable.
Income tax expense
We recorded income tax expenses of RMB3.6 million in 2020 and RMB1.0 million (US$0.2 million) in 2021, as a result of the decrease in our profit before taxation during the period.
Loss for the year
As a result of the foregoing, we recorded loss of RMB59.6 million (US$9.4 million) in 2021, compared to loss of RMB15.2 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
Our total revenue increased by 11.5 % from RMB146.1 million in 2019 to RMB162.9 million in 2020, primarily as a result of the acquisition of BMF.
Our licensing and subscription revenue decreased by 6.5 % from RMB81.9 million in 2019 to RMB76.6 million in 2020, primarily due to the impact of
COVID-19.
Our smart music learning revenue decreased by 8.4% from to RMB64.2 million in 2019 to RMB58.8 million in 2020, primarily due to the impact of
COVID-19.
Cost of sales
Our cost of sales increased by 36.9% from RMB32.3 million in 2019 to RMB44.3 million in 2020, primarily as a result of the acquisition of BMF.
Our cost of sales for licensing and subscription decreased from RMB20.3 million in 2019 to RMB8.7 million in 2020 primarily due to changed accounting treatment for one of our license agreements.
Our cost of sales related to smart music learning increased by 44.2% from RMB12.0 million in 2019 to RMB17.3 million in 2020, primarily due to increased depreciation costs associated with pianos placed at kindergartens and tuitions fees paid to distributors and kindergartens.
Gross profit
As a result of the foregoing, our gross profit increased by 4.3% from RMB113.7 million in 2019 to RMB118.6 million in 2020. In particular, our gross profit from licensing and subscription increased by 10.2% from RMB61.6 million in 2019 to RMB67.9 million in 2020, and our gross profit from smart music learning decreased by 20.5% from RMB52.1 million in 2019 to RMB41.5 million in 2020.

Other income
Our other income increased by 14.5% from RMB3.8 million in 2019 to RMB4.4million in 2020, primarily due to increased government grants.
Selling and distribution expenses
Our selling and distribution expenses increased by 41.4% from RMB18.3 million in 2019 to RMB25.8 million in 2020, primarily attributable to increased promotional and advertising fees related to the 2020 Beijing Music Festival.
Administrative expenses
Our administrative expenses increased by 138.1% from RMB27.3 million in 2019 to RMB65.0 million in 2020, primarily attributable to professional service fees related to our initial public offering and the recognition of share-based payment expenses.
Impairment losses on financial assets
Our impairment losses on financial assets increased by 1041.2% from RMB3.1 million in 2019 to RMB35.2 million in 2020, primarily due to the impact of
COVID-19.
Operating (loss) profit
As a result of the foregoing, we recorded operating loss of RMB3.1 million in 2020, compared to operating profit of RMB68.8 million in 2019.
Finance costs
Our finance costs increased by 211.7% from RMB3.2 million in 2019 to RMB10.1 million in 2020, primarily due to increased interest expense arising from additional loans.
Finance income
Our finance income increased by 528.3% from RMB0.3 million in 2019 to RMB1.6 million in 2020, primarily attributable to increased interest income.
Income tax expense
We recorded income tax expenses of RMB9.1 million in 2019 and RMB3.6 million in 2020, as a result of operating gains during the period.
Loss for the year
As a result of the foregoing, we recorded loss of RMB15.2 million in 2020, compared to profit of RMB56.8 million in 2019.
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
Pursuant to section 6 of the Tax Concessions Act of the Cayman Islands, we have obtained an undertaking from the
Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)
that no tax to be levied on profits, income, gains or appreciate or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares debentures or other obligations; or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concession Act.

The undertaking is for a period of 20 years from 22 November 2021.
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
PRC
Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. For the three years ended December 31, 2021, Beijing Kuke Music is eligible for the preferential enterprise income tax rate of 15% available to HNTEs. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are also subject to VAT at the rates of 6%, 13%, 16% and 17% in accordance with PRC laws.
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
non-PRC
shareholders or ADS holders.”
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in “Note 2.4 Changes in accounting policies and disclosures” of our consolidated financial statements included elsewhere in this annual report.

B	Liquidity and Capital Resources
Cash Flows and Working Capital
As of December 31, 2019, 2020, and 2021, our cash and cash equivalents were RMB23.0 million, RMB25.7 million and RMB59.0 million (US$9.3 million), respectively, consisting of cash on hand and demand deposits.
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
The following table sets forth a summary of our cash flows for the periods presented.

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statement of Cash Flows:
Net cash flows from operating activities	17,388	26,287	64,690	10,151
Net cash flows (used in) investing activities	(37,308)	(121,337)	(291,205)	(45,696)
Net cash flows from financing activities	11,802	97,759	259,841	40,774
Net increase/(decrease) in cash and cash equivalents	(8,118)	2,709	33,326	5,229
Cash and cash equivalents at the beginning of the year/period	31,128	23,010	25,719	4,036
Cash and cash equivalents at the end of the year/period	23,010	25,719	59,045	9,265
Operating Activities
Net cash flows generated from operating activities for the year ended December 31, 2021 was RMB64.7 million (US$10.2 million). The difference between our loss before tax of RMB58.6 million (US$9.2 million) and the net cash used in operating activities was primarily due to (i) an adjustment of RMB97.8 million (US$15.3 million) in non-cash
items, which primarily consists of impairment of trade receivables, share-based payment expenses and depreciation and amortizations; and (ii) an increase of RMB24.0 million (US$3.8 million) in working capital. Changes in working capital for the year ended December 31, 2021 primarily consist of an increase of RMB52.0 million (US$8.2 million) in trade receivables, which is primarily due to an increase in collection of trade receivables.
Net cash flows generated from operating activities for the year ended December 31, 2020 was RMB26.3 million. The difference between our loss before tax of RMB11.6 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB74.5 million in non-cash
items, which primarily consists of impairment of trade receivables, share-based payment expenses and depreciation and amortizations; and (ii) a decrease of RMB29.0 million in working capital. Changes in working capital for the year ended December 31, 2020 primarily consist of an increase of RMB25.9 million in trade receivables, which is primarily due to the growth of our smart music learning business.
Net cash flows generated from operating activities for the year ended December 31, 2019 was RMB17.4 million. The difference between our profit before tax of RMB65.9 million and the net cash generated from operating activities was primarily due to (i) an adjustment of RMB12.7 million in non-cash
items, which primarily consists of amortization of intangible assets and depreciation of right-of-use
assets; and (ii) a decrease of RMB53.7 million in working capital. Changes in working capital for the year ended December 31, 2019 primarily consist of an increase of RMB67.4 million in trade receivables, which is primarily due to the growth of our smart music learning business, and an increase in prepayments, other receivables and other assets of RMB41.0 million, which were partially offset by an increase of RMB42.4 million in other payables and accruals.

Investing Activities
Net cash flows used in investing activities was RMB291.2 million (US$45.8 million) for the year ended December 31, 2021, primarily due to the purchase of intangible assets of RMB234.8 million (US$36.9 million) and purchase of property, plant and equipment of RMB58.0 million (US$9.1 million).
Net cash flows used in investing activities was RMB121.3 million for the year ended December 31, 2020, primarily due to the purchase of intangible assets of RMB106.1 million, an advance to a related party of RMB18.5 million and purchase of property, plant and equipment of RMB10.1 million, partially offset by repayment from related parties of RMB17.4 million.
Net cash flows used in investing activities was RMB37.3 million for the year ended December 31, 2019, primarily due to an increase in deposits paid for intangible assets of RMB42.4 million, which were partially offset by a refund of pledged bank deposits of RMB36.9 million.
Financing Activities
Net cash flows generated from financing activities was RMB259.8 million (US$40.8 million) for the year ended December 31, 2021, primarily due to issuance of ordinary shares of RMB293.0 million (US$46.0 million) and proceeds from bank borrowings of RMB10.0 million (US$1.6 million).
Net cash flows generated from financing activities was RMB97.8 million for the year ended December 31, 2020, primarily due to issuance of ordinary shares of RMB90.4 million and proceeds from bank borrowings of RMB10.0 million.
Net cash flows generated from financing activities was RMB11.8 million for the year ended December 31, 2019, primarily due to proceeds from other borrowings of RMB50.0 million, which were partially offset by repayment of bank borrowings of RMB39.7 million.
Capital Expenditures
Our capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use
assets, deposits paid for purchase of
non-current
assets, including assets from the acquisition of a subsidiary. Our capital expenditures were RMB89.5 million, RMB159.5 million and RMB295.5 million (US$46.4 million) in 2019, 2020 and 2021, respectively. We will continue to make capital expenditures to support the growth of our business.
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
Contractual Obligations
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2021:

	Payment Due by December 31, 2021
	On Demand	Less than 1 year	More than 1 year	Total
			(RMB in thousands)
Interest-bearing loans and borrowings	10,000	34,804	6,205	51,009
Lease liabilities	—	2,571	811	3,382
Trade payables	—	30,514	—	30,514
Due to a shareholder	325	—	—	325
Other payables and accruals	—	20,381	—	20,381
Other than those shown above, we have certain capital and other commitments as of December 31, 2021. See “Note 30—Commitments” for our commitments.

Holding Company Structure
Kuke Music Holding Limited is a holding company that conducts its operations primarily through our VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, our VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.
As a result of these and other restrictions under the PRC laws and regulations, our WFOEs and our VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The amounts restricted include the paid-up capital and the statutory reserve funds of our WFOEs and VIEs, totaling RMB3.1 million, RMB3.2 million and RMB3.2 million (US$0.5 million) as of December 31, 2019, 2020 and 2021, respectively. Even though we currently does not require any such dividends, loans or advances from our WFOEs and our VIEs for working capital and other funding purposes, we may in the future require additional cash resources from our WFOEs and our VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders. See “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”
Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.”

C	Research and Development
See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property”.

D	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E	Critical Accounting Estimates
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
We prepare our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements included elsewhere in this annual report. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies”.
The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report.

Goodwill
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
The acquisition was made as part of the Group’s strategy to expand its market share in the industry. Upon completion of the transaction, the Company obtained control over Rosenkavalier. Goodwill arising on this acquisition amounted to RMB237,225,000.
Annual goodwill impairment assessment performed at Dec 31, 2021
Goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
At December 31, 2021, goodwill acquired through the above business combinations is allocated to the two CGUs known as “Subscription, licensing and smart education business” and “Music events and performances business” for impairment testing. We performed quantitative assessments for each of the two CGUs. These quantitative assessments resulted in recoverable amount that exceeded carrying value for both CGUs, therefore, no impairment provision was considered necessary for the Group’s goodwill allocated to the two CGUs.
Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, which are more fully described below.
Methodologies and significant estimates utilized in determining recoverable amount of the CGUs
The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.
The cash flow projection requires significant estimates, including projections of future operating results and cash flows of each CGU that are based on internal budgets and strategic plans, terminal growth rate, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the recoverable amount that could result in an impairment charge to reduce the carrying value of goodwill, which could be material to the Group’s financial position and results of operations.
The sensitivity analyses on the budgeted cash flows and discount rate assumptions are described below. These key assumptions utilized in the value-in-use calculation require significant management judgment:

—
Budgeted cash flows — the basis used to determine the budgeted cash flows is based on management’s expectation of the business development. These projections are consistent with the Company’s operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the recoverable amount of each CGU.

The growth rates assumed an increase in revenue because of new customer acquisition or growth in sales from existing customers. Beyond five years, a terminal growth rate was determined based on management’s expectation of the long-term forecast growth rate of the business. A sensitivity analysis of the revenue growth rates was performed on both CGUs. For the CGU of “Subscription, licensing and smart education business”, a 5% reduction in the revenue terminal growth rates used would not have resulted in its carrying value exceeding its recoverable amount. For the CGU of “Music events and performances business”, a 5% reduction in the revenue terminal growth rates would result in an impairment of RMB6.4 million.

—
Discount rate — the discount rate used is before tax and reflects specific risks relating to the relevant unit. The discount rate is used to discount each CGU’s estimated future cash flows. The discount rate is calculated based on the proportionate weighting of the cost of debt and equity and capital asset pricing model. The discount rate used for the two CGUs ranged from 19.7% to 21.7 as of December 31, 2021. A sensitivity analysis of the discount rate was performed on both CGUs as of December 31, 2021. For the CGU of “Subscription, licensing and smart education business”, an increase in the discount rate of one percentage point would not result in the carrying value exceeding its recoverable amount. For the CGU of “Music events and performances business”, an increase in the discount rate of one percentage point would result in an impairment of RMB4.0 million.

See Note 14 to the consolidated financial statements for further information on goodwill impairment testing.
Provision for expected credit losses on trade receivables
The Group recognizes an allowance for expected credit losses, or ECLs, for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate as described in Note 3 to the consolidated financial statements.
The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.
The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. Changes in the estimate of ECL rate could materially affect the recoverable amount that could result in an increase or decrease in the ECL provision, which could be material to the Group’s financial position and results of operations.
A sensitivity analysis of the overall ECL rate was performed on trade receivables as of December 31, 2021. An increase of 10% in the expected loss rate for all categories of trade receivables except for those already fully impaired would result in additional ECL provision of RMB0.06 million for the year ended December 31, 2021.
Income Taxes
The Group is mainly subject to income taxes in the PRC China. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.
In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Changes in these estimates and assumptions could materially affect the taxable profit that could result in increase or decrease in deferred tax assets, which could be material to the Group’s financial position and results of operations.
See Note 3 to the consolidated financial statements for further information on estimates on income taxes.
Other Accounting Estimates
In addition to the critical accounting estimates described above, there are other accounting estimates within consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in consolidated financial statements, the resulting changes could have a material adverse effect on consolidated results of operations or financial condition.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A
Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form
20-F.

Name	Age	Position/Title
He Yu	48	Chief Executive Officer and Chairman of the Board
Lung Yu	57	Director
Yu Chen	48	Director
Xingping Zuo	56	Director
Peixian Tan	39	Director
Bin Yu	51	Independent Director
Dong Lan	67	Independent Director
Li Sun	45	President
Hoi Tung Chan	50	Chief Financial Officer
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
Mr.
 Lung Yu
 has served as our Director since July 2020. Mr. Yu is the founder of the Beijing Music Festival and has served as the director of Beijing Music Festival Culture Communications Co., Ltd. since November 2018. As one of the most preeminent Chinese conductors, Mr. Yu has served as the Vice Chairman of the Chinese Musicians Association since 2019 and was recognized as “the most powerful figure in China’s Western classical music scene” by The New York Times. Mr. Yu is currently the Artistic Director & Chief Conductor of the China Philharmonic Orchestra, the Music Director of the Shanghai Symphony Orchestra and the Music Director of the Guangzhou Symphony Orchestra. Over the years, Mr. Yu has received numerous prestigious honors and distinctions for his musical and cross-cultural contributions, including the Arts Patronage Award of the Montblanc Cultural Foundation in 2002, L’onorificenza di commendatore awarded by the Italian President in 2005, France’s highest honour of merit la Légion d’Honneur in 2014, the Global Citizen Award by the Atlantic Council and the Sanford Medal by Yale University’s College of Music in 2015, and the Order of Merit of the Federal Republic of Germany in 2016. Mr. Yu was also elected a Foreign Honorary Member of the American Academy of Arts and Sciences in 2016. Mr. Yu received his bachelor’s degree from the Shanghai Conservatory of Music in 1987 and master’s degree in conducting from the Universität der Künste Berlin in 1992.

Mr.
 Yu Chen
 has served as our Director since January 2018. Mr. Chen has served as the general manager of Shanghai Huaqiang Equity Investment Management Co., Ltd. since November 2015, responsible for managing its equity investment portfolio. Prior to that, Mr. Chen held various other managerial positions specializing in finance, accounting and equity investments, including, among others, the deputy general manager at Dahua (Group) Co., Ltd. and the deputy finance manager at Dahua Group Dalian Asset Management Co., Ltd. Mr. Chen received his bachelor’s degree from the Open University of China in 2005.
Mr.
 Xingping Zuo
has served as our Director since January 2018. Mr. Zuo has served as the chairman of Anhui Huanbowan High Speed Steel Mill Roll Co., Ltd. since February 2017 and the chairman and general manager of Beijing Zhengda Ziyuan Co., Ltd. since November 2016. Mr. Zuo’s previous positions include, among others, vice president at Shanghai Zhengda Investment Development Co., Ltd., Huaan Securities Co., Ltd. and Xingye Securities Co., Ltd. Mr. Zuo received his bachelor’s degree from Renmin University of China in 1986 and master’s degree from the Graduate School of the People’s Bank of China in 1990.
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
Ms.
 Bin Yu
has served as our Director since January 2021. Ms. Yu served as the chief financial officer at LAIX Inc. (NYSE: LAIX) from September 2017 to January 2020, InnoLight Technology Corporation from January 2015 to April 2017, Star China Media Limited from May 2013 to January 2015 and Tudou Holdings Limited from January 2012 to April 2013, where she was the vice president of finance from 2010 to 2011. Ms. Yu also served as the senior vice president of Youku Tudou Inc. from August 2012 to April 2013 and worked at KPMG from 1999 to 2010. Currently, Ms. Yu also serves as an independent director of Baozun Inc. (Nasdaq: BZUN), GDS Holdings Ltd. (Nasdaq: GDS), Zero2IPO Holdings Inc. (SEHK: 01945) and iDreamSky Technology Holdings Limited (SEHK: 1119). Ms. Yu holds a bachelor’s degree from Xi’an Foreign Language University, master’s degrees in accounting and in education from the University of Toledo and an EMBA degree from Tsinghua University and INSEAD. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of the American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.
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
Ms.
 Li Sun
has served as our President since June 2020 and the chief executive officer of Naxos China since May 2016. From August 2008 to May 2016, Ms. Sun held various positions at Sony Music Entertainment (China), including deputy general manager and digital business director, and was responsible for managing digital distribution, physical sales, marketing and classical Artists and Repertoire. Prior to that, Ms. Sun worked for the International Affairs Bureau of the Ministry of Culture of China, serving as a supervisor from 1999 to 2004 and senior project manager from 2004 to 2008. Ms. Sun received her bachelor’s degree from Beijing Foreign Studies University in 1999.
Mr.
 Hoi Tung Chan
has served as our Chief Financial Officer since April 2020. Prior to joining us, Mr. Chan worked at various global investment banks, such as Credit Suisse, Standard Chartered and Rabobank, primarily responsible for initial public offerings, financing and mergers and acquisitions. With over 20 years of business, financial and investment experience, Mr. Chan holds the AICPA, CMA and CFA designations. Mr. Chan received his bachelor’s degree in accounting from the Chinese University of Hong Kong in 1993 and master’s degree from the University of Illinois in 1994.

Employment Agreements and Indemnification Agreements
We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period that will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including, but not limited to, the committing of any serious or persistent breach or nonobservance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with written notice three to six months prior.
Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets that they made, discovered, conceived, developed or reduced to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world that the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that either are related to our business, actual or demonstrably anticipated research or development or any of our services being developed, manufactured, marketed or sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition
and
non-solicitation
restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following the termination of his or her employment or the expiration of the employment agreement, (i) carry on or be engaged, concerned or interested in, directly or indirectly, whether as shareholder, director, employee, partner or agent, or otherwise carry on, any business in direct competition with us, (ii) solicit or entice away any of our business partners, representatives or agents, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.
We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

B	Compensation of Directors and Executive Officers
For the year ended December 31, 2021, we paid an aggregate of RMB8.4 million (US$1.3 million) in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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
Plan administration.
Our board of directors or a committee of one or more members of the board of directors will administer the 2020 Plan. The plan administrator has discretionary authority, subject only to the express provisions of plan, to interpret the plan, to adopt such rules for the administration, interpretation and application of the plan as are not inconsistent therewith, to interpret, amend or revoke any such rules and to amend any award agreement to the extent that the holder’s rights are not adversely affected.
Types of awards.
The 2020 Plan permits the award of share options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.
Award agreements.
 Awards granted under the 2020 Plan are evidenced by an award agreement entered into between the Company and the grantee that sets forth the terms and conditions for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to amend, modify, suspend, cancel or rescind the award.
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

Name	Class A Ordinary Shares Underlying Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
He Yu	175,285	0.01	October 30, 2020	October 30, 2030
Lung Yu	175,285	0.01	October 30, 2020	October 30, 2030
Peixian Tan	133,217	0.01	October 30, 2020	October 30, 2030
All directors and executive officers as a group	483,787	0.01	October 30, 2020	October 30, 2030
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
Committees of the Board
Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Bin Yu and Dong Lan, and is chaired by Bin Yu. Bin Yu and Dong Lan satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule
10A-3
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

•
reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation
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
Compensation Committee
Our compensation committee consists of Dong Lan and He Yu and is chaired by Dong Lan. Dong Lan satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other executive officers;

•	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing annually and administering all long-term incentive compensation or equity plans;

•	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
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
D
Employees
As of December 31, 2019, 2020 and 2021, we had 108, 132 and 173 full-time employees, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2021.

	As of December 31, 2021
	Number	% of Total
Operations	49	28.3%
Sales and marketing	25	14.5%
Research and development	64	37.0%
Management and administration	35	20.2%
Total	173	100.0%

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership*	% of Aggregate Voting Power***
Directors and Executive Officers †:
He Yu(1)	—	5,914,297	20.0%	56.8%
Lung Yu(2)	—	2,366,801	8.0%	22.7%
Yu Chen	—	—	—	—
Xingping Zuo(3)	4,201,335	—	14.2%	4.0%
Peixian Tan(4)	*	—	*	*
Li Sun	—	—	—	—
Hoi Tung Chan	—	—	—	—
All Directors and Executive Officers as a Group	4,201,335	8,281,098	42.2%	83.5%
Principal Shareholders:
Lebon Holding Limited(5)	—	4,793,620	16.2%	46.0%
Musence Limited(6)	4,201,335	—	14.2%	4.0%
Jianmin Jin(7)	3,299,442	—	11.2%	3.2%
Supertonic Limited(8)	—	1,867,801	6.3%	17.9%
Eichent Limited(9)	1,643,511	—	5.6%	1.6%
Million Profit International Holdings Limited(10)	1,499,423	—	5.1%	1.4%
China Cultural and Entertainment Fund L.P(11)	1,359,651	—	4.6%	1.3%

Notes:

*	Less than 1%.

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
basis.

†
Except as indicated otherwise below, the business address of our directors and executive officers is Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, 100024, People’s Republic of China.

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

(7)
Represents 2,282,428 Class A ordinary shares held by Huaqiang Capital Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, 747,118 Class A ordinary shares held by Huayin Culture Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, and 269,896 Class A ordinary shares held by Million Profit International Holdings Limited through Rich International Development Limited, a Hong Kong company wholly owned by Mr. Jianmin Jin. The registered address of Huaqiang Capital Limited, Huayin Culture Limited and Rich International Development Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Rich International Development Limited is 14/F, Chun Wo Commercial Centre, 25 Wing Wo Street, Central, Hong Kong.

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

(10)
Represents 1,499,423 Class A ordinary shares held by Million Profit International Holdings Limited, a Hong Kong company controlled by Mr. Huiming Jin. The registered address of Million Profit International Holdings Limited is Unit 1702B, 17/F, Fortress Tower, 250 King’s Road, North Point Hong Kong.

(11)
Represents 1,359,651 Class A ordinary shares held by China Cultural and Entertainment Fund L.P, a Cayman Islands exempted limited partnership controlled by Syzygy Partner (Cayman) Limited. The registered address of China Cultural and Entertainment Fund L.P is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman
KY1-9010,
Cayman Islands.

To our knowledge, as of March 31, 2022, a total of 7,193,889 Class A ordinary shares were held by one record holder in the United States, which represents approximately 24.3% of our total issued and outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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
Employment Agreements
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share-based Compensation.”
Transactions with Other Related Parties
On June 1, 2019, Beijing Kuke Music and BMF Culture entered into a lease agreement, pursuant to which Beijing Kuke Music subleased parts of the office space it leased from a third party to BMF Culture. The total rental expenses arising from the lease agreement in 2019 was RMB0.5 million, which was settled in December 2019. Beijing Kuke Music and BMF Culture entered into another lease agreement for calendar year 2020 for a consideration of RMB1.1 million, and of which RMB0.6 million (US$0.1 million) has not been settled as of December 31, 2021.

On October 28, 2020, we entered into a loan agreement with a company controlled by our Chief Executive Officer and Chairman of the Board He Yu, Shigoo Limited, pursuant which we borrowed a one-year
loan of RMB7.2 million from Shigoo Limited on an interest-free basis. The loan was repaid in January 2021.
On September 11, 2020, we entered into a loan agreement with Shanghai Xuanshi Culture Communication Co., Ltd. (“Shanghai Xuanshi”), a company of which we hold 50% equity interests, pursuant to which we lent a one-year
loan of RMB1.1 million to Shanghai Xuanshi on an interest-free basis. In addition, on February 1, 2021, we lent anther one-year
loan of RMB0.9 million (US$0.1 million) to Shanghai Xuanshi on an interest-free basis. As of December 31, 2021, the loan of RMB2.0 million (US$0.3 million) in aggregate due from Shanghai Xuanshi has been recogonized as a bad debt following the annulment of Shanghai Xuanshi due to the impact of
COVID-19.
C
Interests of Experts and Counsel
Not applicable.

ITEM 8	FINANCIAL INFORMATION
A
Consolidated Statements and Other Financial Information
We have appended audited consolidated financial statements filed as part of this annual report.
Legal Proceedings
We are currently not involved in any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
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

Objects of Our Company.
Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
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
Dividends.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our board of directors determines is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.
Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to a poll vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten votes on all matters subject to a poll vote at general meetings of the Company. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in the second amended and restated memorandum and articles of association. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded, and on a poll every shareholder shall have one vote for every Class A Ordinary Share and ten votes for each Class B Ordinary Share of which he is the holder. A poll may be demanded by the chairman of such meeting or any shareholder present in person or proxy.
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

Shareholders’ general meetings may be convened by a majority of our board of directors, the chairman of the board of directors or any director, where required to give effect to a requisition validly received by the Company under our second amended and restated memorandum and articles of association. Advance notice of at least ten days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third
of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.
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
Redemption, Repurchase and Surrender of Shares.
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase. Any amount of premium payable on the purchase over the par value of the shares to be repurchased must be paid out of profits or the share premium account. Subject to our second amended and restated memorandum and articles of association and the Companies Act, our company may also repurchase shares out of capital, if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
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
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
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

E
Taxation
The following summary of Cayman Islands, the PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC counsel.
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
Pursuant to section 6 of the Tax Concessions Act of the Cayman Islands, we have obtained an undertaking from the
Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)
that no tax to be levied on profits, income, gains or appreciate or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares debentures or other obligations; or (ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concession Act.

The undertaking is for a period of 20 years from 22 November 2021.
PRC Taxation
Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.
In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and core management departments that are responsible for daily production, operation and management; (b) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC
resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
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
NON-UNITED
STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

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
Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.
Dividends received by a
non-corporate
United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United
States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United
States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program.
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
period beginning 60 days before the
ex-dividend
date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) Class A or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate
United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.
A
non-United
States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. As noted below, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021. You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to our ADSs or Class A ordinary shares.
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
Disposition of our ADSs or Class A Ordinary Shares
You will recognize gain or loss on a sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in our ADSs or Class A ordinary shares. Subject to the discussion under “-Passive Foreign Investment Company” below, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate
United States Holder, including an individual, that has held our ADSs or Class A ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.
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

Passive Foreign Investment Company
Based on the nature composition and income and assets, the value of our assets and the nature of our business operations, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021. The determination of PFIC status for a taxable year is based on an annual determination that cannot be made until the close of such taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. We cannot assure you that the IRS will not take a position contrary to any position that we take. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.
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

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or Class A ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to such ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold such ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.
If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, then, unless you make a
“mark-to-market”
election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

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
If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or Class A ordinary shares as ordinary income under a mark-to-market
method, provided that such ADSs or Class A ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, as long as our ADSs remain listed on the New York Stock Exchange and are regularly traded, and you are a holder of such ADSs, we expect that the mark-to-market
election would be available to you for each taxable year for which we are PFIC, but no assurances are given in this regard.

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
Because a
mark-to-market
election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market
election with respect to our ADSs or ordinary shares may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. As previously noted, if we were a PFIC, you would be able to make a qualified electing fund election with respect to our ADSs or Class A ordinary shares only if we agreed to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election if we were a PFIC.
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

Information with Respect to Foreign Financial Assets
United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.
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
333-251918).
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
A.
Debt Securities
Not applicable.
B.
Warrants and Rights
Not applicable.
C.
Other Securities
Not applicable.
D.
American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS represents ownership of one Class A ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

Fees and Charges Our ADS Holders May Have to Pay
An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Service	Fees
•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
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
Fees and Other Payments Made by the Depositary to Us
Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we did not receive such reimbursement from the depositary.
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
Disclosure Controls and Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2021. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective due to the material weaknesses in our internal control over financial reporting related to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.
Attestation Report of the Registered Public Accounting Firm
As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.
Changes In Internal Control Over Financial Reporting
In preparing our consolidated financial statements as of and for the year ended December 31, 2020 included in our annual report on Form 20-F for the year ended December 31, 2020, we identified one material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB. The identified material weakness arose from the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules.
We have implemented measures in 2021 to remediate the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules material weakness, including (i) we hired additional personnel with SEC reporting experience; (ii) we improved the financial reporting and consolidation process by incorporating IFRS adjustments and disclosure requirements into our quarterly financial reporting and consolidation process; (iii) providing internal and external trainings to finance personnel through ongoing training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations; and (iv) forming a working group comprising of senior management to review and improve internal control procedures.
The implementation of the foregoing measures has not remediated our material weakness relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of IFRS and SEC rules. Therefore, our management concluded that the material weakness relating to our lack of financial reporting policies and procedures that are commensurate with IFRS and SEC reporting requirements still existed as of December 31, 2021. We and our independent registered public accounting firm also identified a new material weakness in our internal control over financial reporting as of December 31, 2021 relating to our lack of sufficient controls in calculating the expected credit loss on financial assets.
In order to remediate the existing and new material weaknesses, we intend to implement a number of measures to address the material weaknesses identified, including (i) recruiting additional experienced personnel with relevant experience working on IFRS and SEC reporting; (ii) further improving and implementing our accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes; (iii) enhancing the management function to oversee the calculation of the expected credit loss; and (iv) implementing additional monitoring control over the calculation of the expected credit loss. However, we cannot assure you that these measures may fully address or remediate the material weaknesses and control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our internal control and procedures over financial reporting are not effective, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”
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

	For the Years Ended December 31,
	2020	2021
Audit fees(1)	RMB 9,135,000	RMB 5,447,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
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

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our purchases of outstanding ADSs from June 28, 2021 to December 31, 2021:

Period (1)	Total Number of ADSs Purchased	Average Price Paid for ADS (2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (1)
June 28, 2021 through June 30, 2021	—	—	—	1,000,000
July 2021	—	—	—	1,000,000
August 2021	—	—	—	1,000,000
September 2021	6,735	$5.96	6,735	959,800
October 2021	1,075	$6.05	7,810	953,300
November 2021	9,155	$4.30	16,965	913,900
December 2021	32,644	$3.47	49,609	800,700
Notes:

(1)
On June 28, 2021, we announced a share repurchase plan (the “Share Repurchase Plan”) approved by our board of directors, under which we may repurchase up to US$1 million of worth of our outstanding ADSs through December 31, 2021. Under the share repurchase program, we may repurchase our ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

From September to December 2021, we completed the Share Repurchase Plan from Tiger Brokers (NZ) Limited for an aggregate of 49,609 ordinary shares with a consideration of US$199,300 (equivalent to RMB1,270,059). The total amount paid for the buy-back
of the shares has been debited to our capital reserve.
(2)	The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F	CHANGE IN REGISTRANT ’ S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G	CORPORATE GOVERNANCE
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
See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange’s corporate governance requirements.”

ITEM 16H	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS
The consolidated financial statements of Kuke Music Holding Limited are included at the end of this annual report.

ITEM 19	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.1	Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-251918), as amended, initially filed with the SEC on January 6, 2021)

2.4*	Description of Registrant’s Securities

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.3	English translation of the executed form of the Power of Attorney granted by shareholders of our VIEs and a schedule of all executed Power of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.4	English translation of the executed form of the Equity Interest Pledge Agreements among our WFOEs, our VIEs and shareholders of our VIEs dated February 26, 2018 and February 28, 2020. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.5	English translation of the executed form of the Exclusive Consulting Service Agreements between our WFOEs and our VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.6	English translation of the executed form of the Exclusive Intellectual Property Rights Licensing Agreement between Kuke Future and Beijing Kuke Music dated February 26, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.7	English translation of the executed form of the Exclusive Option Agreements among our WFOEs, our VIEs and shareholders of our VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.8	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of our VIEs, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.9	English translation of the executed form of the Supplementary Agreement to the Contractual Arrangements among Kuke Future, Beijing Kuke Music and its shareholders dated February 13, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.10	Digital Distribution Agreement between Naxos Digital Services US, Inc. and Beijing Kuke Music Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.11	Shareholders’ Agreement among Naxos International (Far East) Limited, Beijing Cathay Orient Information Technology Company Limited (the predecessor of Beijing Kuke Music Co., Ltd.) and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.12	License Agreement between Naxos international (Far East) Limited and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.13	Digital Distribution Agreement between Naxos of America, Inc. and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.14	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.15	Option Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Conyers Dill & Pearman

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

* Filed with this annual report on Form
20-F.
** Furnished with this annual report on Form
20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kuke Music Holding Limited

	By:	/s/ HE YU
	Name:	HE YU
Date: May 2, 2022	Title:	Chairman of the Board of Directors and Chief Executive Officer

KUKE MUSIC HOLDING LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Kuke Music Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Kuke Music Holding Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Hong Kong, The People’s Republic of China
May 2, 2022

F-
2

KUKE MUSIC HOLDING LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

		Years ended December 31,
	Notes	2021	2020	2019
		RMB’000	RMB’000	RMB’000

Revenue	4	295,897	162,881	146,054
Cost of sales		(126,026)	(44,281)	(32,343)

Gross profit		169,871	118,600	113,711
Other income, net	9.1.1	8,700	4,385	3,830
Selling and distribution expenses		(73,263)	(25,808)	(18,252)
Administrative expenses		(132,237)	(65,018)	(27,312)
Impairment losses on financial assets, net		(20,653)	(35,240)	(3,088)
Other operating expenses	9.1.2	(2,904)	(18)	(42)

Operating (loss)/profit		(50,486)	(3,099)	68,847
Share of loss of a joint venture		(491)	(9)	—
Finance costs	9.2	(7,684)	(10,105)	(3,242)
Finance income	9.3	79	1,621	258

(Loss)/profit before tax		(58,582)	(11,592)	65,863
Income tax expense	10	(1,035)	(3,622)	(9,101)

(Loss)/profit for the year and total comprehensive (loss)/income for the year		(59,617)	(15,214)	56,762

Attributable to:
Equity holders of the parent		(59,570)	(16,423)	56,106
Non-controlling interests		(47)	1,209	656

		(59,617)	(15,214)	56,762

(LOSS)/EARNINGS PER SHARE FOR CLASS A AND CLASS B ORDINARY SHARES ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	11
Basic		RMB(2.03)	RMB(0.70)	RMB3.08

Diluted		RMB(2.03)	RMB(0.70)	RMB3.08

(LOSS)/EARNINGS PER ADS (1 ADS equals 1 Class A ordinary share)
Basic		RMB(2.03)	RMB(0.70)	RMB3.08

Diluted		RMB(2.03)	RMB(0.70)	RMB3.08

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2021	December 31, 2020
		RMB’000	RMB’000
NON-CURRENT ASSETS
Property, plant and equipment	12	60,443	18,135
Intangible assets	13	492,300	263,101
Right - of - use assets	24	3,060	14,918
Goodwill	14	237,225	237,225
Investment in a joint venture		—	491
Prepayments, other receivables and other assets	17	95,217	95,376
Net investments in subleases	24	—	202
Deferred tax assets	10	7,736	8,917
Equity investment at fair value through profit or loss		1,000	—

Total non-current assets		896,981	638,365

CURRENT ASSETS
Inventories	15	7,307	950
Trade receivables	16	111,104	181,722
Prepayments, other receivables and other assets	17	34,101	28,523
Net investments in subleases	24	355	211
Due from related parties	26	306	1,763
Due from shareholders	26	100	100
Cash and cash equivalents	19	59,045	25,719

Total current assets		212,318	238,988

Total assets		1,109,299	877,353

EQUITY
Issued capital	20	194	162
Reserves	20	936,444	655,939

Equity attributable to equity holders of the parent		936,638	656,101
Non-controlling interests		5,021	5,068

Total equity		941,659	661,169

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	23	6,046	—
Contract liabilities	22	366	587
Deferred tax liabilities	10	1,417	1,447
Lease liabilities	24	793	9,830

Total non-current liabilities		8,622	11,864

CURRENT LIABILITIES
Trade payables	21	30,514	27,310
Other payables and accruals	25	58,178	67,121
Contract liabilities	22	23,506	24,314
Due to a shareholder	26	325	325
Due to a related party	26	—	7,177
Interest - bearing loans and borrowings	23	41,493	60,000
Lease liabilities	24	2,486	7,660
Income tax payable		2,516	10,413

Total current liabilities		159,018	204,320

Total liabilities		167,640	216,184

Total equity and liabilities		1,109,299	877,353

The accompanying notes are an integral part of the consolidated financial statements.

F-
4

KUKE MUSIC HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Issued capital	Treasury shares	Capital reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2019	118	—	161,454	61,001	222,573	3,236	225,809
Profit and total comprehensive income for the year	—	—	—	56,106	56,106	656	56,762
Acquisition of non-controlling interests	—	—	23	—	23	(33)	(10)

At December 31, 2019 and at January 1, 2020	118	—	161,477	117,107	278,702	3,859	282,561
Loss and total comprehensive loss for the year	—	—	—	(16,423)	(16,423)	1,209	(15,214)
Issuance of ordinary shares (Note 20)	11	—	90,395	—	90,406	—	90,406
Issuance of ordinary shares for the acquisition of a subsidiary (Note 20)	33	—	283,967	—	284,000	—	284,000
Equity-settled share-based payments (Note 29)	—	—	19,416	—	19,416	—	19,416

At December 31, 2020 and at January 1, 2021	162	—	555,255	100,684	656,101	5,068	661,169
Loss and total comprehensive loss for the year		—	—	(59,570)	(59,570)	(47)	(59,617)
Issuance of ordinary shares, net of issuance costs (Note 20)	32	—	287,416	—	287,448	—	287,448
Share repurchased (Note 20)	—	(1,274)	—	—	(1,274)	—	(1,274)
Equity-settled share-based payments (Note 29)	—	—	53,933	—	53,933	—	53,933

At December 31, 2021	194	(1,274)	896,604	41,114	936,638	5,021	941,659

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2021	2020	2019
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
(Loss)/profit before tax		(58,582)	(11,592)	65,863
Adjustments for:
Finance costs	9.2	7,684	10,105	3,242
Finance income	9.3	(79)	(1,621)	(258)
Depreciation of property, plant and equipment	9.4	10,709	2,257	1,251
Depreciation of right-of-use assets	9.4	4,139	4,480	1,618
Amortisation of intangible assets	9.4	8,422	5,366	3,762
Loss on disposal of property, plant and equipment		1,112	4	41
Covid-19-related rent concessions from a lessor	24	—	(778)	—
Recognition of equity-settled share-based payment expenses	29	53,933	19,416	—
Share of loss of a joint venture		491	9	—
Impairment of an amount due from a related party		2,000	—	—
Impairment of trade receivables, net		18,653	34,983	2,282
Impairment of other receivables, net		—	257	806

		48,482	62,886	78,607
Working capital adjustments:
Decrease/(increase) in inventories		(6,357)	859	(116)
Decrease/(increase) in trade receivables		51,965	(25,909)	(67,359)
Increase in prepayments, other receivables and other assets		(17,312)	(6,050)	(40,973)
Decrease/(increase) in amounts due from related parties		357	(663)	(370)
(Decrease)/increase in trade payables		3,204	(7,655)	11,742
(Decrease)/increase in other payables and accruals		(6,838)	2,011	42,364
(Decrease)/increase in contract liabilities		(1,029)	8,416	1,047

Cash generated from operations		72,472	33,895	24,942
Income tax paid		(7,782)	(7,608)	(7,554)

Net cash flows from operating activities		64,690	26,287	17,388

Cash flows from investing activities
Interest received		63	45	258
Investment in a joint venture		—	(500)	—
Investment in an unlisted equity investment at fair value through profit or loss		(1,000)	—	—
Acquisition of a subsidiary	8	—	1,073	—
Purchase of intangible assets		(20,333)	(10,145)	(19,119)
Purchase of property, plant and equipment		(16,382)	(948)	(3,511)
Advance to a related party		(900)	(18,498)	—
Repayment of advance to a related party		—	17,398	—
Repayment from a loan receivable		3,000	6,000	—
I ncrease in deposits paid for property, plant and equipment		(41,560)	(9,899)	(9,956)
I ncrease in deposits paid for intangible assets		(214,464)	(106,082)	(42,434)
Proceeds from disposal of items of property, plant and equipment		298	—	3
Receipt of the principal portion of net investments in subleases		73	219	521
Decrease in a pledged deposit		—	—	36,930

Net cash flows used in investing activities		(291,205)	(121,337)	(37,308)

Cash flows from financing activities
Acquisition of non-controlling interests		—	—	(10)
Proceeds from issuance of ordinary shares, net of issuance costs		292,958	90,406	—
Repurchase of shares		(1,274)	—	—
Proceeds from bank borrowings		10,000	10,000	5,000
Repayment of bank borrowings		(10,000)	(5,000)	(39,700)
Proceeds from other borrowings		23,000	—	50,000
Repayment of other borrowings		(35,461)	—	—
Advance from a related party		—	7,177	—
Repayment of amount due to a related party		(7,177)	—	—
Repayment from shareholders		—	105	—
Payment of the principal portion of lease liabilities		(2,566)	(2,162)	(1,996)
Interest paid		(9,639)	(2,767)	(1,492)

Net cash flows from financing activities		259,841	97,759	11,802

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		33,326	2,709	(8,118)
Cash and cash equivalents at beginning of year		25,719	23,010	31,128

CASH AND CASH EQUIVALENTS AT END OF YEAR		59,045	25,719	23,010

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
The principal activity of the Company is investment holding while its subsidiaries are principally engaged in the distribution of commercial copyrights, provision of music education solutions, sales of musical instruments and provision of services related to music events and performances
in the People’s Republic of China (the “PRC”).
In February 2020, the Company acquired a 100%
equity interest in Rosenkavalier Limited (“Rosenkavalier”), Degas Limited (“Degas”) and Beijing Lecheng Future Culture Media Co., Ltd. (“Beijing Lecheng”) (collectively, the “Rosenkavalier Group”), which provide services related to music events, music performance services and the licensing of music catalogues through Beijing Music Festival Culture Communication Co., Ltd (“BMF Culture”).
Variable interest entity agreements (“VIE agreements”) were also entered into, conferring Beijing Lecheng the right to control over and to receive variable returns from BMF Culture. As a result of the VIE agreements, BMF Culture was consolidated as an indirect subsidiary of the Group.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

As at the date of these consolidated financial statements, the Company had direct or indirect interests in the subsidiaries as set out below, all of which are private entities with limited liability. All companies now comprising the Group have adopted December 31 as their financial year-end date.

		Percentage of ownership/interest/ voting rights
Name	Place and date of incorporation/ establishment	Directly	Indirectly	Issued and fully paid ordinary share capital/ registered capital	Principal activities
Rococo Holding Limited (“Rococo”)	British Virgin Islands (“BVI”), limited liability company September 21, 2017	100%	—	United States Dollar (“US$”) 1	Investment holding
Rosenkavalier Limited (“Rosenkavalier”)	BVI, limited liability company October 2, 2019	100%	—	US$100	Investment holding
Gauguin Limited (“Gauguin”)	Hong Kong, limited liability company October 6, 2017	—	100%	Hong Kong Dollar (“HK$”) 60,000,000	Investment holding
Degas Limited (“Degas”)	Hong Kong, limited liability company November 1, 2019	—	100%	HK$60,000,000	Investment holding
Kuke Future International Technology (Beijing) Co., Ltd.* (“Kuke International”)	PRC, limited liability company December 14, 2017	—	100%	US$10,000,000	Investment holding
Beijing Lecheng Future Culture Media Co., Ltd.* (“Beijing Lecheng”)	PRC, limited liability company November 28, 2019	—	100%	US$10,000,000	Investment holding
Beijing Kuke Music Co. Ltd.* (formerly known as Beijing Cathay Orient Information Technology Company Limited) (“Beijing Kuke Music”)	PRC, June 7, 2000, limited liability company, changed to joint stock limited liability company on February 16, 2016	—	100%	RMB16,213,275	Distribution of commercial copyrights and provision of music education solutions
Beijing Naxos Cultural Communication Co. Ltd.* (“Naxos China”)	PRC, limited liability company January 25, 2016	—	51%	RMB2,000,000	Distribution of commercial copyrights
Beijing Music Festival Culture Communication Co., Ltd.* (“BMF Culture”)	PRC, limited liability company August 26, 2003	—	100%	RMB19,500,000	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

		Percentage of ownership/interest/ voting rights
Name	Place and date of incorporation/ establishment	Directly	Indirectly	Issued and fully paid ordinary share capital/ registered capital	Principal activities

Beijing Kuke Music Education Technology Co., Ltd.* (“Music Education”)	PRC, limited liability company April 14, 2021	—	100%	RMB10,000,000	Investment holding
Shanghai Kuke Fangyue Education Technology Center LLP* (“Kuke Fangyue”)	PRC, limited partnership June 24, 2021	—	60%	—	Dormant
Shanghai Kuke Xingkong Cultural Media Center LLP* (“Kuke Xingkong”)	PRC, limited partnership June 25, 2021	—	90%	—	Dormant
Shanghai Kuke Linhui Education Technology Center LLP* (“Kuke Linhui”)	PRC, limited partnership July 6, 2021	—	90%	—	Dormant
Fuzhou Kuke Education Technology Co., Ltd.* (“Fuzhou Kuke”)	PRC, limited liability company August 17, 2021	—	80%	RMB200,000	Dormant
Tianjin Kuke Xingkong Education Consulting., Ltd. * (“Tianjin Kuke”)	PRC, limited liability company August 2, 2021	—	96%	RMB200,000	Dormant
Shijiazhuang Kuke Linhui Education Technology Co., Ltd.* (“Shijiazhuang Kuke”)	PRC, limited liability company July 22, 2021	—	96%	RMB400,000	Dormant

*	The English names of these companies represent the best efforts made by the directors of the Company to translate their Chinese names as these companies do not have official English names.

2. Significant accounting policies
2.1 Basis of preparation
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements of the Company were authorised for issue in accordance with a resolution of the directors passed on May 2, 2022.
The consolidated financial statements are prepared on a going concern basis.
The consolidated financial statements are prepared on a historical cost basis, except for equity investment at fair value through profit or loss (“FVTPL”) that has been measured at fair value.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.1 Basis of preparation (continued)

The consolidated financial statements are presented in
Renminbi
(“RMB”) and all values are rounded to the nearest thousand, except for the number of shares and earnings/(loss) per share data.
2.2 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) as at December 31, 2021 and 2020. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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
The Group
re-assesses
whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.2 Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group
assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling
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
non-controlling
interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling
interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.
Acquisition-related
costs are expensed as incurred and included in administrative expenses.
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

F-1
1

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

a)	Business combinations and goodwill (continued)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling
interests and any previous interest held over the identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses
whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating
units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Where goodwill is allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

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

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

b)	Investment in a joint venture (continued)
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
The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the consolidated statement of profit or loss and other comprehensive income outside operating profit and represents profit or loss after tax and non-controlling
interests in the subsidiaries of the joint venture.
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

c)	Current versus non-current classification
The Group presents assets and liabilities in the statement of financial position based on current/non-current
classification. An asset is current when it is:

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
non-current.
A liability is current when:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

c)	Current versus non-current classification (continued)

•	It is due to be settled within twelve months after the reporting period
or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period
The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.
The Group classifies all other liabilities as
non-current.
Deferred tax assets and liabilities are classified as
non-current
assets and liabilities.

d)	Revenue from contracts with customers
Revenue from contracts with customers is recognised when control of the services or goods are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services or goods. Revenue is recognised net of value added taxes (“VAT”) as the VAT is levied on the customer and the Group is collecting VAT on behalf of third parties. The Group does not adjust the transaction price for the effects of a significant financing component if the period between when the entity transfers the promised good or service and when the customer pays for that good or service is within one year. The revenue arrangements with a significant financing component are immaterial for the reporting periods.
The disclosures of significant accounting judgements, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.
The Group is in the business of distributing commercial copyrights, provision of music education solutions, sales of musical instruments and provision of services related to music events and performances.
Subscription revenue
Subscription revenue is generated from the sale of smart music devices and providing customers with the right to access the Group’s and third-party
databases through websites and mobile apps. Customers of database subscription services primarily consist of universities, colleges and public libraries in the PRC, which pay for access by their respective students, faculty members or library patrons or, as the case may be, and to a lesser extent, individuals. The Group also offers various smart music devices to institutional customers, allowing offline access to selected music content.
(i) Subscription revenue - music content database services
The Group provides
web-based
and
mobile-based
access to the music content database to its customers, mainly universities, colleges and public libraries and is the principal of the arrangement. The performance obligation consists of providing music database access and related services
(e.g. 24-hour
remote support services) that are not considered distinct in the context of the contract. The performance obligation is satisfied over the subscription period. The payment is generally due in 7 to 365 days after the Group begins to provide the customer access to the music content database. In some contracts, short-term
advances are required before the database service is provided.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

Subscription revenue (continued)

(ii) Subscription revenue -
third-party
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
(iii) Subscription revenue - sale of smart musical instruments
The Group sells hardware with embedded content and revenue is recognised upon delivery of the instruments
. The payment is generally due within 1 year from delivery.
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
revenue-sharing
arrangement.
(i) Licensing - with a fixed payment
The Group licenses specific music content to the customers. Revenue is recognised when the licensed copyright is made available for the customer’s use and benefit, typically upon transfer of the licensed content to the customer. Payment is generally due within 90 to 365 days from the transfer.
(ii) Licensing - with a minimum guarantee and a
revenue-sharing
arrangement
For these arrangements, the Group typically: (i) licenses a specific listing of music content; and (ii) licenses future music content on an if-and-when-available
basis over a specified period of time. The performance obligation relating to the licensing of a specific listing of music content is satisfied when the specified licensed copyright is made available for the customer’s use and benefit, typically, upon transfer of the licensed content to the customer. The performance obligation relating to the licensing of future music content is satisfied over the specified licensing period. These arrangements typically include a minimum guarantee payment and a revenue-sharing
arrangement which requires additional payments if the usage of the music content exceeds specified thresholds. Royalties exceeding the minimum guaranteed amount is recognised when the usage occurs. No royalties exceeding the minimum guaranteed amount were received during the reporting period.
The minimum guarantee is generally due in 7 to 365 days from delivery of the existing music content, and the royalties from the revenue-sharing
arrangement is calculated on a monthly or quarterly basis and are due within 30 days from the month or quarter end.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

d)	Revenue from contracts with customers (continued)

Smart music learning business
The Group has two business models for its smart music learning business: sale of smart music products and smart music learning classes.
(i) Sale of smart music products
Revenue from the sale of smart music products includes the sale of: (i) integrated Kukey smart pianos;
(ii) a self-developed
smart teaching system installed on a network storage server; and (iii) piano accessories such as professional around-ear
headphones. Revenue is recognised upon delivery of the specified smart music products. The payment is generally due within 1 year from delivery.
(ii) Smart music learning
The Group provides music education classes conducted through Kukey smart pianos. The performance obligation is satisfied overtime as the student attends the music education class and customers have generally prepaid for the smart music learning services.
Music events and performances
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
The Group recognises revenue from music performance services over time as the music performance takes place because the customer simultaneously receives and consumes the benefits provided by the Group.
(iii) Sale of smart playback devices
The Group sells hardware with embedded content and revenue is recognised upon delivery of the instruments. The payment is generally due within 1 year from delivery.

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
Otherwise, the contract costs are capitalised and amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the contract costs related.
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
Variable consideration
The licensing with a minimum guarantee and
revenue-sharing
arrangement contracts include variable consideration for which if the revenue-sharing
outcome exceeds the minimum guarantee, the consideration should be the revenue-sharing
outcome, and if not, the consideration is the minimum guarantee.
The
revenue-sharing
arrangement is a
usage-based
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
non-monetary
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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed
at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

f)	Taxes (continued)

Deferred tax (continued)

In assessing the recoverability of deferred tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.
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

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

g)	Foreign currencies (continued)

i)	Transactions and balances
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
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary
asset or
non-monetary
liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognises the non-monetary
asset or
non-monetary
liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

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

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

h)	Property, plant and equipment (continued)

Depreciation is calculated on a
straight-line
basis over the estimated useful lives of the assets as follows:

• Leasehold improvements	Over the lease terms
• Music education equipment	5 years
• Furniture and fixtures	3 to 4 years
• Office equipment	3 to 5 years
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
Group as a lessee
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value
assets. The Group recognises lease liabilities to make lease payments and right-of-use
assets representing the right to use the underlying assets.

i)	Right-of-use assets
The Group recognises
right-of-use
assets at the commencement date of the lease (i.e., the date the underlying asset is available for use).
Right-of-use
assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use
assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Right-of-use
assets are depreciated on a
straight-line
basis over the shorter of the lease term and the estimated useful lives of the assets.
If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.
The
right-of-use
assets are also subject to impairment. Refer to the accounting policies in section (n) Impairment of non-financial
assets.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

i)	Leases (continued)

Group as a lessee (continued)

ii)	Lease liabilities
At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance
fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate the lease. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.
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
right-of-use
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

iii)	Short-term leases and leases of low-value assets
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
right-of-use
asset arising from the head lease, rather than by reference to the underlying asset.
For subleases classified as finance leases, the Group derecognises the right-of-use
asset on the head lease and recognises net investments in the sublease. Any difference between the right-of-use
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

F-2
3

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

k)	Intangible assets (continued)

Research and development costs (continued)

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
straight-line
basis over its estimated useful economic life of 3 years.
Copyrights
Copyrights are stated at cost less any impairment losses and are amortised on the straight-line
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
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in two categories:

•	Financial assets at amortised cost (debt instruments)

•	Financial assets at fair value through profit or loss
Financial assets at amortised cost (debt instruments)
Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in profit or loss. This category includes an unlisted equity investment which the Group had not irrevocably elected to classify at fair value through OCI. Dividends on the equity investment are credited to profit or loss when the right of payment has been established.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired
or

•
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a
“pass-through”
arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Derecognition (continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through
arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

F-2
6

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Impairment
Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Disclosures of significant accounting judgements, estimates and assumptions	Note 3
• Trade receivables	Note 16
• Prepayments, other receivables and other assets	Note 17
• Related party disclosures	Note 26
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
General approach
ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a
12-month
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
forward-looking
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
Stage 1—Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to
12-month
ECLs

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Impairment (continued)

Stage 2—Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired
financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs
Stage 3—Financial assets that are
credit-impaired
at the reporting date (but that are not purchased or originated credit-impaired)
and for which the loss allowance is measured at an amount equal to lifetime ECLs
Simplified approach
For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking
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
interest-bearing
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
interest-bearing
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
All inventories are finished goods.
Inventories are valued at the lower of cost (determined on a first-in,
first-out
method) and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. The Group identifies potentially slow-moving
and obsolete inventories through physical counts, monitoring of inventories on hand, and specific identification, and makes adjustments to net realisable value as necessary.

n)	Impairment of non-financial assets
Further disclosures relating to impairment of
non-financial
assets are also provided in the following notes:

• Disclosures for significant accounting judgements, estimates and assumptions	Note 3
• Property, plant and equipment	Note 12
• Intangible assets	Note 13
• Goodwill	Note 14
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
pre-tax
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

F-2
9

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

n)	Impairment of non-financial assets (continued)

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term
growth rate is calculated and applied to project future cash flows after the fifth year.
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
short-term
highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term
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
pre-tax
rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

p)	Provisions (continued)

Warranty provisions
The Group provides warranties for general repairs of defects that existed at the time of sale, as required by law. Provisions related to these assurance-type
warranties are recognised when the product is sold or the service is provided to the customer. Initial recognition is based on historical experience. The estimate of warranty-related
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

q)	Pensions and other post-employment benefits
Full time employees of the Group in the PRC participate in a government mandated multi-employer
defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions.

r)	Share-based payments
Employees (including senior executives) and consultants of the Group receive remuneration in the form of share-based
payments, whereby employees and consultants render services as consideration for equity instruments
(equity-settled
transactions).
Equity-settled
transactions
The cost of
equity-settled
transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 29.
That cost is recognised in administrative expenses, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled
transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

r)	Share-based payments (continued)

Service and
non-market
performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting
conditions.
Non-vesting
conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.
No expense is recognised for awards that do not ultimately vest because non-market
performance and/or service conditions have not been met. Where awards include a market or non-vesting
condition, the transactions are treated as vested irrespective of whether the market or non-vesting
condition is satisfied, provided that all other performance and/or service conditions are satisfied.
When the terms of an
equity-settled
award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based
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

F-3
2

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

s)	Related parties (continued)

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

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

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing
categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

u)	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

v)	Treasury shares
Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognised directly in equity at cost. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.
2.4 Changes in accounting policies and disclosures
The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Interest Rate Benchmark Reform – Phase 2:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by the IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component
These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.4 Changes in accounting policies and disclosures (continued)

Covid-19-Related
Rent Concessions beyond 30 June 2021
Amendments to IFRS 16
On 28 May 2020, the IASB issued
Covid-19-Related
Rent Concessions - amendment to IFRS 16 Leases
. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the
Covid-19
pandemic. As a practical expedient, a lessee may elect not to assess whether a
Covid-19
related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the
Covid-19
related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.
The amendment was intended to apply until 30 June 2021, but as the impact of the
Covid-19
pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021. However, the Group has not received
Covid-19-related
rent concessions, but plans to apply the practical expedient if it becomes applicable within the
allowed period of application.
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
Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

• Capital management	Note 6
• Financial instruments risk management objectives and policies	Note 18.4
• Sensitivity analysis disclosures	Note 18.4
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

F-3
5

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
Determining the lease term of a contract with a renewal option - Group as lessee
The Group determines the lease term as the
non-cancellable
term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
The Group has a lease contract that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses
the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.
The Group included the renewal period as part of the lease term for the lease of an office property. The Group typically exercises its option to renew for the lease because there will be a significant negative effect from relocating the Group’s operations.
Determining the tax rate of measuring deferred tax
Pursuant to the Enterprise Income Tax Law of the PRC, the enterprise income tax rate of a High and New Technology
Enterprise
(“HNTE”) is 15
%. According to the Administrative Measures for the Recognition of HNTEs, effective in 2008 and amended in 2016, for each entity accredited as an HNTE, its HNTE status is valid for three years if it meets the qualifications for the HNTE on a continuing basis during such period. Beijing Kuke Music qualified as an HNTE until December 31, 2021. Significant management judgement is required to determine whether Beijing Kuke Music is probable to renew the HNTE certificate and continue to qualify for the preferential tax rate of
15% for the next three years.
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
The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking
information. At every reporting date, the historical observed default rates are updated and changes in the forward-looking
estimates are analysed.

F-3
6

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Provision for expected credit losses on trade receivables and other financial assets at amortised cost (continued)

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables, other receivables and amounts due from related parties is disclosed in Notes 16, 17, 18.4 and 26.
The loss allowances for financial assets included in prepayments, other receivables and other assets and amounts due from related parties are based on assumption about risk of default and expected loss rates. The Group makes adjustment in making these assumptions and selecting the inputs to the ECL calculation, based on the Group’s past history, existing market condition as well as forward-looking
estimates at the end of each of the reporting periods. A number of significant judgements and estimation are also required in applying the accounting requirements for measuring ECLs, such as:

•	Determining criteria for a significant increase in credit risk;

•	Identifying economic indicators for forward-looking measurements; and

•	Estimating future cash flows.
Useful life of intangible assets
The Group’s management determines the estimated useful lives and related amortisation for the Group’s intangible assets with reference to the estimated periods that the Group intends and is able to derive future economic benefits from the use of these assets. Management will revise the amortisation where useful lives are different to that previously estimated, or it will write-off
or
write-down
commercial obsolete or
non-strategic
assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and, therefore, amortisation in profit or loss in future periods.
Impairment of
non-financial
assets (including goodwill)
The Group assesses whether there are any indicators of impairment for all non-financial
assets at the end of each reporting period or when annual impairment testing for an asset is required. The non-financial
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

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Taxes
Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group recognised the consolidated deferred tax assets of RMB7,736,000
 (2020: RMB8,917,000) as at December 31, 2021, in relation to ECLs on debt financial assets, leases and trade payables, accrual and provisions on profit-making subsidiaries including Beijing Kuke Music, Naxos China and BMF Culture.
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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers
Disaggregated revenue information
Set out below is the disaggregation of the Group’s revenue from contracts with customers

	Subscription and licensing	Smart music learning	Music events and performances	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2021
Revenue from contracts with customers	100,454	118,061	77,382	295,897
Cost of sales	(18,195)	(43,548)	(64,283)	(126,026)

Gross profit	82,259	74,513	13,099	169,871

Year ended December 31, 2020
Revenue from contracts with customers	76,583	58,784	27,514	162,881
Cost of sales	(8,725)	(17,319)	(18,237)	(44,281)

Gross profit	67,858	41,465	9,277	118,600

Year ended December 31, 2019
Revenue from contracts with customers	81,901	64,153	—	146,054
Cost of sales	(20,330)	(12,013)	—	(32,343)

Gross profit	61,571	52,140	—	113,711

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers (continued)

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Geographical markets

Southern China	160,354	82,481	55,597
Northern China	135,543	80,400	90,457

Total revenue from contracts with customers	295,897	162,881	146,054

Timing of revenue recognition
Revenue recognised at a point in time	218,885	119,998	126,646
Revenue recognised over time	77,012	42,883	19,408

Total revenue from contracts with customers	295,897	162,881	146,054

The amounts of transaction prices allocated to the remaining performance
obligations (unsatisfied or partially unsatisfied) as at each reporting date are as follows:

	2021	2020
	RMB’000	RMB’000
Amounts expected to be recognised as revenue:

Within 1 year	1,778	1,215
After 1 year	1,163	499

	2,941	1,714

The amounts disclosed above do not include variable consideration which is constrained.
The Group applied the practical expedient in IFRS 15 and did not disclose the aggregate amounts of transaction price allocated to the remaining performance obligations that are unsatisfied or partially satisfied as of the end of the reporting period if the performance obligations is part of a contract that has an original expected duration of one year or less. The comparative disclosures are amended to conform with the current year’s presentation.
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
During the year ended December 31, 2020, the Group revised the presentation of reportable segments because of changes in resource allocation and assessment of segment performance by the chief operation decision makers subsequent to the acquisition of Rosenkavalier. Prior to the Rosenkavalier acquisition, the CODM reviewed the financial results of the Group as a whole. The Group now consists of two reportable operating segments as follows:

(a)	Subscription, licensing and smart music learning business engages in the distribution of commercial copyrights and provision of music education solutions.

(b)
Music events and performances business engages in the provision of services related to music festival events and music performances and sale of musical instruments.
Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable operating segment’s profit/(loss), which is a measure of adjusted profit/(loss) before tax. The adjusted profit/(loss) before tax is measured consistently with the Group’s profit/(loss) before tax except that foreign exchange differences, net, finance income, non-lease-related
finance costs, as well as head office and corporate income/expenses are excluded from such measurement
.

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

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and smart music learning business For the years ended December 31,			Music events and performances business For the years ended December 31,			Total For the years ended December 31,
	2021	2020	2019	2021	2020	2019	2021	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue:
Sales to external customers	218,515	135,367	146,054	77,382	27,514	—	295,897	162,881	146,054

Segment results:
The Group	27,749	25,936	70,418	1,426	2,244	—	29,175	28,180	70,418
Share of loss of a joint venture ^	—	—	—	(491)	(9)	—	(491)	(9)	—

	27,749	25,936	70,418	935	2,235	—	28,684	28,171	70,418

Reconciliation:
Finance income							79	1,621	258
Foreign exchange differences, net							(1,032)	361	1,173
Other unallocated gains							—	8	—
Corporate and other unallocated expenses							(79,711)	(34,209)	(3,357)
Non-lease related finance costs							(6,602)	(7,544)	(2,629)

(Loss)/profit before tax							(58,582)	(11,592)	65,863

Other segment information
Depreciation of property, plant and equipment	10,385	2,001	1,251	324	256	—	10,709	2,257	1,251
Depreciation of right-of-use assets	3,143	3,383	1,618	996	1,097	—	4,139	4,480	1,618
Amortisation of intangible assets	8,422	5,366	3,762	—	—	—	8,422	5,366	3,762
Impairment losses on financial assets, net	18,498	34,177	3,088	2,155	1,063	—	20,653	35,240	3,088

^
The Group has discontinued recognition of its share of loss of a joint venture and the unrecognised
share of loss was RMB997,000 (2020: Nil; 2019: Nil) for the year ended December 31, 2021 and cumulatively RMB997,000 (
December
31, 2020: Nil) as at December 31, 2021. The joint venture has been subsequently dissolved on February 18, 2022.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and smart music learning business		Music events and performances business		Total
	As at December 31,		As at December 31,		As at December 31,
	2021	2020	2021	2020	2021	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Restated)		(Restated)		(Restated)

Segment assets	797,424	595,503	251,987	246,773	1,049,411	842,276
Reconciliation:
Corporate and other unallocated assets					59,888	35,077

					1,109,299	877,353

Segment liabilities	102,110	126,604	12,680	1,854	114,790	128,458
Reconciliation:
Corporate and other unallocated liabilities					52,850	87,726

					167,640	216,184

Other segment information
Investment in a joint venture	—	—	—	491	—	491
Capital expenditure*	295,473	158,755	—	769	295,473	159,524

*
Capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use
assets

and
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
Information about major customers
Revenue from major customers of the Group which individually accounted for 10% or more of the Group’s revenue was derived from the subscription, licensing and smart music learning
business segment. The respective revenue generated by these customers for each reporting period is set out below:

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Customer 1	60,226	22,146	N/A	*
Customer 2	46,358	18,868	N/A	*

*	The corresponding revenue from these customers is not disclosed as it individually did not contribute 10% or more to the Group’s revenue for th at year.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Capital management
For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximise shareholders’ value.
The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes to manage capital during the years ended December 31, 2021 and 2020. The Group monitors capital using a gearing ratio, which is “net debt” divided by equity attributable to equity holders of the parent plus net debt. The Group’s policy is to maintain the gearing ratio below
50%. The Group includes within net debt, interest bearing loans and borrowings, lease liabilities, trade payables, other payables and accruals, amount due to a related party and amount due to a shareholder, less cash and cash equivalents.

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Interest-bearing loans and borrowings (Note 23)	47,539	60,000
Lease liabilities (Note 24)	3,279	17,490
Trade payables (Note 21)	30,514	27,310
Other payables and accruals (Note 25)	58,178	67,121
Amount due to a related party (Note 26)	—	7,177
Amount due to a shareholder (Note 26)	325	325
Cash and cash equivalents (Note 19)	(59,045)	(25,719)

Net debt	80,790	153,704

Equity attributable to equity holders of the parent	936,638	656,101

Total equity attributable to equity holders of the parent and net debt	1,017,428	809,805

Gearing ratio	8%	19%

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information
Subsidiaries
The consolidated financial statements of the Group include:

			% equity interest
Name	Principal activities	Place of incorporation/registration	December 31, 2021	December 31, 2020

Rococo	Investment holding	BVI	100%	100%
Rosenkavalier	Investment holding	BVI	100%	100%
Gauguin	Investment holding	Hong Kong	100%	100%
Degas	Investment holding	Hong Kong	100%	100%
Kuke International	Investment holding	PRC	100%	100%
Beijing Lecheng	Investment holding	PRC	100%	100%
Naxos China	Distribution of commercial copyrights	PRC	51%	51%
Music Education	Investment holding	PRC	100%	—
Kuke Fangyue	Dormant	PRC	60%	—
Kuke Xingkong	Dormant	PRC	90%	—
Kuke Linhui	Dormant	PRC	90%	—
Fuzhou Kuke	Dormant	PRC	80%	—
Tianjin Kuke	Dormant	PRC	96%	—
Shijiazhuang Kuke	Dormant	PRC	96%	—

VIEs of the Group include:
			% beneficial interest
Name	Principal activities	Place of registration	December 31, 2021	December 31, 2020
Beijing Kuke Music	Distribution of commercial copyrights and provision of music education solutions	PRC	100%	100%
BMF Culture	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances	PRC	100%	100%
As PRC laws and regulations prohibit foreign ownership of companies that engage in online subscription, online education business, internet audio-video program services and certain other businesses, Kuke International and Beijing Lecheng, the Group’s PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group conducts its business in the PRC mainly through the VIEs based on a series of contractual arrangements. These contractual arrangements enable the Group to (i) exercise effective control over the Group’s VIEs, (ii) receive substantially all of the economic benefits of the Group’s VIEs, and (iii) exercise an exclusive option to purchase all or part of the equity interests and assets in the Group’s VIEs when and to the extent permitted by PRC law. Therefore, the Group consolidates the VIEs as required by IFRS 10
Consolidated Financial
Statements
.

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

(3)	Exclusive service agreements
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
Had the above combination taken place at the beginning of the year ended December 31, 2020, the revenue of the Group and the loss of the Group for the year ended December 31, 2020 would have been RMB162,881,000 and RMB16,572,000, respectively.
Goodwill of approximately RMB237,225,000 was recognised as part of this acquisition, which results from the expected synergies from combining the operations of the Rosenkavalier Group with the Group’s operations. None of the goodwill recognised is expected to be deductible for tax purposes.
The aggregate fair values (and their respective gross contractual amounts) of the trade receivables and financial assets included in prepayments, other receivables and other assets as at their respective dates
of acquisition amounted to RMB9,671,000 and RMB10,064,000, respectively, of which other receivables of RMB218,000 are expected to be uncollectable.
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
9. Other income and expenses
9.1.1 Other income, net

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Government grants*	3,963	1,218	1,054
Covid-19-related rent concessions from a lessor (Note 24)	—	778	—
Foreign exchange differences, net	(1,032)	361	1,173
Additional deduction of VAT	502	1,864	684
Bad debt recovery	5,201	—	200
Others	66	164	719

Total other income, net	8,700	4,385	3,830

*
Various government grants were received with the aim to subsidise the Beijing Music Festival held and award the Group due to the US listing for the year ended December 31, 2021. There are no unfulfilled conditions or contingencies relating to these grants.

9.1.2 Other operating expenses
The amounts recognised for the year ended December 31, 2021 mainly represented the compensation payables on contract terminations of RMB1,622,000 (2020: Nil; 2019: Nil) and loss on disposal of assets of RMB1,112,000 (2020: RMB4,000; 2019: RMB41,000).

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.2 Finance costs

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Interest on loans and borrowings	6,602	7,544	2,629
Interest on lease liabilities	1,082	2,561	613

Total finance costs	7,684	10,105	3,242

9.3 Finance income

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Bank interest income	34	45	155
Interest income on loans receivable	—	1,527	—
Interest income on net investments in subleases	45	49	103

Total finance income	79	1,621	258

9.4 Depreciation, amortisation and costs of inventories

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Included in cost of sales:
Depreciation of property, plant and equipment	9,709	1,448	233
Depreciation of right-of-use assets	696	1,955	66
Amortisation of intangible assets	8,271	5,326	3,720
Costs of inventories recognised as an expense	18,782	11,489	12,465
Included in selling expenses:
Depreciation of right-of-use assets	821	516	489
Included in administrative expenses:
Depreciation of property, plant and equipment	1,000	809	1,018
Depreciation of right-of-use assets	2,622	2,009	1,063
Amortisation of intangible assets	151	40	42

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.5 Research and development costs
The Group’s research and development concentrates on the development of smart music learning
solutions, which include music education system, musical software (e.g. Kuke music app, digital music cloud library), Kuke music online platform, audiobook, musical education instruments and hardware (e.g. Kukey smart pianos).
Research and development costs of RMB27,811,000, RMB12,598,000 and RMB10,258,000 that are not eligible for capitalisation were expensed and included in administrative expenses for the years ended December 31, 2021, 2020 and 2019, respectively.
9.6 Wages and salaries and pension scheme contributions

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Wages and salaries	41,473	29,798	19,245
Equity-settled share-based payment expenses	53,933	19,416	—
Pension scheme contributions	3,485	129	3,053
At December 31, 2021, 2020 and 2019, the Group had no forfeited contributions available to reduce its pension scheme contributions
in future years.
10. Income tax
The major components of
income
tax expense for the
years
ended December 31, 2021, 2020 and 2019 are as follows:
Consolidated profit or loss

	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Current income tax:
Current income tax charge	1,783	10,143	9,174
Overprovision in prior years	(1,899)	(1,912)	—
Deferred tax	1,151	(4,609)	(73)

Income tax expense reported in profit or loss	1,035	3,622	9,101

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Reconciliation of tax expense and the accounting profit/(loss) multiplied by China’s domestic tax rate of 25% for 2021, 2020 and 2019:

	2021	2020	2019
	RMB’000	RMB’000	RMB’000

Accounting (loss)/profit before tax	(58,582)	(11,592)	65,863
At China’s statutory income tax rate	(14,645)	(2,898)	16,466
Effect of lower tax rate (Note)	16,922	8,691	(6,460)
Loss attributable to a joint venture	123	2	—
Non-deductible expenses for tax purposes	824	1,718	31
Super deductions	(2,406)	(2,086)	(1,028)
Adjustments in respect of current tax of previous periods	(1,899)	(1,912)	—
Unrecognised tax losses	2,116	107	92

At the effective income tax rate of -2% (2020: -31%; 2019: 14%)	1,035	3,622	9,101

Income tax expense reported in profit or loss	1,035	3,622	9,101

Note:
The amount represented (i) a reduced enterprise income tax rate of 15% and certain other preferential tax benefits available to a qualified HNTE under PRC tax laws and regulations entitled by Beijing Kuke Music and (ii) the effects of different tax rates in relation to other jurisdictions.

  Uncertain tax positions
The tax authority of the PRC government conducts
periodic
and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their rel
e
vant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2018 through 2021 remain open to examination by the respective tax authorities.
As of December 31, 2021 and 2020, the Group had accrued liabilities for uncertain tax positions of RMB1,395,000 and RMB411,000, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognised tax benefits within the next twelve months. As of December 31, 2021 and 2020, the interest and penalties in connection with unrecognised tax benefits was assessed to be minimal.
  Deferred tax
  Reconciliation of deferred tax assets and liabilities:

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000

Deferred tax assets	7,736	8,917
Deferred tax liabilities	(1,417)	(1,447)

Net deferred tax	6,319	7,470

	January 1, 2020	Acquisition from business combinations	Credited/ (charged) to profit or loss	December 31, 2020
	RMB’000	RMB’000	RMB’000	RMB’000

Leases	8	77	10	95
Expected credit losses on debt financial assets	2,386	55	3,941	6,382
Trade payables, accrual and provisions	1,402	—	1,038	2,440
Tax losses	—	405	(405)	—
Fair value adjustment arising from business combinations	—	(1,472)	25	(1,447)

Total	3,796	(935)	4,609	7,470

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Deferred tax (continued)

	January 1, 2021	Acquisition from business combinations	Credited/ (charged) to profit or loss	December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
Leases	95	—	61	156
Expected credit losses on debt financial assets	6,382	—	(1,314)	5,068
Trade payables, accrual and provisions	2,440	—	72	2,512
Fair value adjustment arising from business combinations	(1,447)	—	30	(1,417)

Total	7,470	—	(1,151)	6,319

The Group had tax losses arising in Mainland China of RMB9,133,000 and RMB
550,000
 as at December 31, 2021 and 2020, respectively, that will expire in one to five years for offsetting against future taxable profits of the companies in which the losses arose.
Deferred tax assets have not been recognised in respect of the tax losses as at December 31, 2021 and 2020 as the directors consider that it is currently not probable that future taxable profits will be available against which the tax losses can be utilised.
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
At December 31, 2021 and 2020, the directors of the Company estimated that the retained earnings
of the PRC subsidiaries and a joint venture would be retained in Mainland China for use in future operations and investments. In the opinion of the directors, it is not probable that these subsidiaries and a joint venture will distribute such earnings in the foreseeable future to their foreign shareholders. The aggregate amounts of temporary differences for the undistributed earnings associated with the investments in subsidiaries and a joint venture in Mainland China for which deferred tax liabilities have not been recognised were approximately RMB217,324,000 and RMB189,561,000 at December 31, 2021 and 2020, respectively. The Group has determined that the undistributed profits of its PRC subsidiaries and a joint venture will not be distributed in the foreseeable future.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. (Loss)/earnings per share
Basic (loss)/earnings per share
is
 calculated by dividing the (loss)/profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
For the year
s
ended December 31, 2021 and 2020, the effects of all outstanding share options and unvested restricted shares were excluded from the computation of diluted loss per share as their effects were anti-dilutive.
No adjustment is made to the basic earnings per share amount presented for the year ended December 31, 2019 for the dilutive effect of the outstanding share options because they are subject to performance conditions which were not met as of December 31, 2019.
The following table reflects the income/(loss)
and
share data used in the basic and diluted (loss)/earnings per share calculations:

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
(Loss)/profit attributable to ordinary equity holders of the parent for basic and diluted (loss)/earnings per share calculations
– Class A ordinary shares	(42,792)	(10,642)	30,593
– Class B ordinary shares	(16,778)	(5,781)	25,513

	2021	2020	2019
Weighted average number of ordinary shares in issue during the year for basic and diluted (loss)/earnings per share calculations
– Class A ordinary shares	21,121,241	15,244,686	9,929,929
– Class B ordinary shares	8,281,098	8,281,098	8,281,098

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Property, plant and
equipment

	Leasehold improvements	Music education equipment	Furniture and fixtures	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2020	3,638	2,793	232	685	7,348
Acquisition from business combinations (Note 8)	498	—	103	168	769
Additions	—	15,440	—	68	15,508
Disposals	—	(7)	—	(42)	(49)

At December 31, 2020	4,136	18,226	335	879	23,576
Additions	425	53,830	6	166	54,427
Disposals	—	(1,859)	—	(15)	(1,874)

At December 31, 2021	4,561	70,197	341	1,030	76,129

Accumulated depreciation
At January 1, 2020	(2,227)	(294)	(114)	(594)	(3,229)
Depreciation charge for the year	(631)	(1,464)	(65)	(97)	(2,257)
Disposals	—	6	—	39	45

At December 31, 2020	(2,858)	(1,752)	(179)	(652)	(5,441)
Depreciation charge for the year	(804)	(9,710)	(72)	(123)	(10,709)
Disposals	—	462	—	2	464

At December 31, 2021	(3,662)	(11,000)	(251)	(773)	(15,686)

Net carrying amount
At December 31, 2021	899	59,197	90	257	60,443

At December 31, 2020	1,278	16,474	156	227	18,135

13. Intangible assets

	Software	Copyrights	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2020	391	176,901	177,292
Acquisition from business combinations (Note 8)	—	26,000	26,000
Additions - acquired separately	—	73,962	73,962

At December 31, 2020	391	276,863	277,254
Additions - acquired separately	64	237,557	237,621

At December 31, 2021	455	514,420	514,875

Accumulated amortisation
At January 1, 2020	(339)	(8,448)	(8,787)
Charge for the year	(40)	(5,326)	(5,366)

At December 31, 2020	(379)	(13,774)	(14,153)
Charge for the year	(30)	(8,392)	(8,422)

At December 31, 2021	(409)	(22,166)	(22,575)

Net carrying amount
At December 31, 2021	46	492,254	492,300
At December 31, 2020	12	263,089	263,101

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill

	Subscription, licensing and smart music learning business	Music events and performances business	Total
	RMB’000	RMB’000	RMB’000

Cost and net carrying amount at January 1, 2020	—	—	—
Acquisition from business combinations (Note 8)	1,610	235,615	237,225

Cost and net carrying amount at December 31, 2020, January 1, 2021, and December 31, 2021	1,610	235,615	237,225

Impairment testing of goodwill
Goodwill acquired through business combinations is
allocated
to the following CGUs for impairment testing:

•	Subscription, licensing and smart music learning business; and

•	Music events and performances business
Subscription, licensing and smart
music learning
business
The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate applied to the cash flow projections is
19.7%
. The growth rate used to extrapolate the cash flows beyond the five-year
period is
3
%.
The following describes management’s key assumptions in its subscription, licensing and smart music learning business CGU’s
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
Based on the result of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the subscription, licensing and smart music learning business CGU as at December 31, 2021.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill (continued)

Music events and performances business
The recoverable amount of the CGU is determined based on a
value-in-use
calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax
discount rate applied to the cash flow projections is 21.7%. The terminal growth rate used to extrapolate the cash flows beyond the five-year period is 3%.
The following describes management’s key assumptions in its music events and performances CGU’s
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
Based on the results of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the music events and performances business CGU as at December 31, 2021.
15. Inventories

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Finished goods	7,307	950

16. Trade receivables

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Trade receivables
Receivables from third-party customers	116,776	192,540
Allowance for ECLs	(5,672)	(10,818)

Total trade receivables	111,104	181,722

Trade receivables are
non-interest
bearing
and are generally on terms of 7 to 365 days.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Trade receivables (continued)

The movements in allowance for ECLs are as follows:

	2021	2020
	RMB’000	RMB’000
At the beginning of the year	(10,818)	(3,346)
Impairment losses, net	(18,653)	(34,983)
Amount written off as uncollectible	23,799	27,511

At the end of the year	(5,672)	(10,818)

17. Prepayments, other receivables and other assets

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Non-current
Prepayments	213	—
Deposits	94,858	95,328
Other receivables	146	48

Total	95,217	95,376

Current
Prepayments	29,368	22,146
Deposits	244	89
Loan receivable	—	3,000
Other receivables	4,489	3,288

Total	34,101	28,523

A loan receivable as at December 31, 2020
was
 unsecured, interest-free and repayable within one year.
As at December 31, 2021, assets recognised from the costs incurred to obtain a contract was RMB353,000 and was included in prepayments (2020: Nil).
No impairment losses were recorded for the above assets as they were neither past due nor impaired. The financial assets included in the above balances relate to deposits and receivables for which there was no recent history of default. The loss allowance was assessed to be minimal because the deposits and other receivables are not past due.
The movements in allowance for ECLs are as follows:

	2021		2020
	RMB’000		RMB’000

At the beginning of the year	—		(806)
Impairment losses, net	—	*	(257)
Amount written off as uncollectible	—		1,063

At the end of the year	—	*	— *

*	Less than RMB 1,000

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities
18.1 Financial assets

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000

Financial assets at FVTPL
Non-current
Equity investment at FVTPL	1,000	—

Total non-current financial assets at FVTPL	1,000	—

Total financial assets at FVTPL	1,000	—

Financial assets at amortised cost
Current
Trade receivables (Note 16)	111,104	181,722
Financial assets included in prepayments, other receivables and other assets	4,733	6,377
Net investments in subleases	355	211
Amounts due from related parties	306	1,763
Amounts due from shareholders	100	100
Cash and cash equivalents	59,045	25,719

Total current financial assets at amortised cost	175,643	215,892

Non-current
Financial assets included in prepayments, other receivables and other assets	3,010	148
Net investments in subleases	—	202

Total non-current financial assets at amortised cost	3,010	350

Total financial assets at amortised cost	178,653	216,242

Total financial assets	179,653	216,242

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.2 Financial liabilities
Lease liabilities and other financial liabilities at amortised cost, with carrying amounts
that are reasonable approximations of fair values

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Current

Trade payables	30,514	27,310
Financial liabilities included in other payables and accruals	20,381	29,485
Amount due to a related party	—	7,177
Amount due to a shareholder	325	325
Interest-bearing loans and borrowings	41,493	60,000
Lease liabilities	2,486	7,660

	95,199	131,957
Non-current
Interest-bearing loans and borrowings	6,046	—
Lease liabilities	793	9,830

	6,839	9,830

Total	102,038	141,787

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.3 Fair values and fair value hierarchy
The Group assessed that the fair values of cash and cash equivalents, trade receivables, the current portion of financial assets included in prepayments, other receivables and other assets, amounts due from related parties and shareholders, trade payables, amounts due to a related party and a shareholder and the financial liabilities included in other payables and accruals approximate to

their carrying amounts largely due to the
short-term
maturities of these instruments.
The
non-current
portion of financial assets included in prepayments, other receivables and other assets, net investments in subleases, and financial liabilities such as interest-bearing loans and borrowings are measured at amortised cost. In the opinion of the directors, the fair values of these financial assets and financial liabilities approximate to their carrying amounts.
The Group invests in an unlisted investment measured at fair value through profit or loss. The Group has estimated the fair value of the unlisted investment by recent transaction approach.

Quantitative disclosures of the Group’s financial instruments in the fair value measurement hierarchy as at December 31, 2021

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial asset for which fair value is disclosed:
An unlisted investment measured at fair value through profit or loss	—	1,000	—	1,000

During the years ended December 31, 2021
and 2020, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for financial assets and financial liabilities.
The following methods and assumptions were used to estimate the fair values:
The fair values of the Group’s
interest-bearing
loans and borrowings are determined by using the discounted cash flow method using the discount rate currently available for instruments with similar terms, credit risk and remaining maturities as at the end of the reporting period. The changes in fair value as a result of the Group’s own non-performance
risk as at December 31, 2021 and 2020 were assessed to be insignificant. The fair values of the Group’s interest-bearing
loans and borrowings are approximate to the fair values based on the discounted cash flows.
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
Foreign currency risk
The Group has transactional currency exposures. Such exposures mainly arise from cash and cash equivalents, a loan receivable from a Hong Kong entity and trade payables to foreign suppliers in currencies other than the Group’s functional currency.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Foreign currency risk (Continued)

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the United States dollar (“US$”) and HK$ exchange rates, with all other variables held constant, of the Group’s profit/(loss) before tax. The impact on the Group’s profit/(loss) before tax is due to changes in the fair values of monetary assets and liabilities. The Group’s exposure to foreign currency risk for all other currencies is not material.

For the year ended December 31, 2021	Change in exchange rate	Effect on loss before tax
		RMB’000
US$	+5%	1,606
	-5%	(1,606)
HK$	+5%	—
	-5%	—

For the year ended December 31, 2020	Change in exchange rate	Effect on loss before tax
		RMB’000
US$	+5%	(608)
	–5%	608
HK$	+5%	—
	–5%	—

For the year ended December 31, 2019	Change in exchange rate	Effect on profit before tax
		RMB’000
US$	+5%	(1,302)
	–5%	1,302
HK$	+5%	1,672
	–5%	(1,672)
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
Maximum exposure and
year-end
staging
The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end
staging classification as at December 31, 2021 and 2020. The amounts presented are gross carrying amounts for financial assets.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

As at December 31, 2021

	12-month expected credit losses	Lifetime expected credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables	—	—	—	116,776	116,776
Financial assets included in prepayments, other receivables and other assets
—Normal*	7,743	—	—	—	7,743
Net investments in subleases—Normal*	355	—	—	—	355
Amounts due from related parties—Doubtful*	306	—	2,000	—	2,306
Amounts due from shareholders—Normal*	100	—	—	—	100
Cash and cash equivalents
—not yet past due	59,045	—	—	—	59,045

	67,549	—	2,000	116,776	186,325

As at December 31, 2020

	12-month expected credit losses	Lifetime expected credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables	—	—	—	192,540	192,540
Financial assets included in prepayments, other receivables and other assets
—Normal*	6,525	—	—	—	6,525
Net investments in subleases—Normal*	413	—	—	—	413
Amounts due from related parties—Normal*	1,763	—	—	—	1,763
Amounts due from shareholders—Normal*	100	—	—	—	100
Cash and cash equivalents
—not yet past due	25,719	—	—	—	25,719

	34,520	—	—	192,540	227,060

*
The credit quality of the financial assets included in prepayments, other receivables and other assets, net investments in subleases, and amounts due from related parties and shareholders is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition.
Otherwise
, the credit
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
The Group has significant credit risk concentration from its largest customers’ trade receivables. The Group’s largest customer’s trade receivables represent
17
% and
7
% of the Group’s gross trade receivables as at December 31, 2021 and 2020, respectively. The Group’s five largest customers’ trade receivables represent
47
% and
28
% of the Group’s gross trade receivables as at December 31, 2021 and 2020, respectively.
An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted
outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written off if past due for more than one year and are not subject to enforcement activity.
Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Days past due
	Current	1 - 90 days	91 - 180 Days	Over 181 days	Total
December 31, 2021
Expected credit loss rate	2.80%	3.30%	7.66%	16.47%	4.86%
Gross carrying amount (RMB’000)	65,102	22,232	19,686	9,756	116,776
Expected credit loss (RMB’000)	1,824	733	1,508	1,607	5,672

		Days past due
	Current	1 - 90 days	91 - 180 Days	Over 181 days	Total
December 31, 2020
Expected credit loss rate	2.39%	3.42%	6.39%	16.36%	5.62%
Gross carrying amount (RMB’000)	95,140	30,351	34,680	32,369	192,540
Expected credit loss (RMB’000)	2,270	1,039	2,215	5,294	10,818

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
The table below summarises the maturity profile of the Group’s financial liabilities as at the end of the reporting period based on the contractual undiscounted payments:

	On demand	Less than 1 year	Over 1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2021
Interest-bearing loans and borrowings	10,000	34,804	6,205	51,009
Lease liabilities	—	2,571	811	3,382
Trade payables	—	30,514	—	30,514
Due to a shareholder	325	—	—	325
Other payables and accruals	—	20,381	—	20,381
As at December 31, 2020
Interest-bearing loans and borrowings	10,000	54,306	—	64,306
Lease liabilities	—	8,263	13,515	21,778
Trade payables	—	27,310	—	27,310
Due to a shareholder	325	—	—	325
Due to a related party	—	7,177	—	7,177
Other payables and accruals	—	29,485	—	29,485
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

	Interest- bearing loans and borrowings	Lease liabilities	Due to a shareholder	Due to a related party
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2019	39,700	2,161	—	—
Changes from financing activities	15,300	(2,560)	—	—
Additions	—	14,499	—	—
Accretion of interest	—	613	—	—

As at December 31, 2019 and January 1, 2020	55,000	14,713	—	—
Changes from financing activities	5,000	(4,688)	—	7,177
Changes from operating activities	—	(778)	—	—
Acquisition of a subsidiary	—	—	325	—
Additions	—	5,682	—	—
Accretion of interest	—	2,561	—	—

As at December 31, 2020 and January 1, 2021	60,000	17,490	325	7,177
Changes from financing activities	(12,461)	(3,648)	—	(7,177)
Lease termination	—	(14,379)	—	—
Additions	—	2,734	—	—
Accretion of interest	—	1,082	—	—

As at December 31, 2021	47,539	3,279	325	—

19. Cash and cash equivalents

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Cash and cash equivalents	59,045	25,719

At December 31, 2021, the cash and cash equivalents of the Group denominated in RMB amounted
to RMB16,046,000 (2020: RMB22,649,000). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Issued capital and reserves
The authorised share capital consisted of 50,000,000 shares at a par value of US$0.001 per share, of which 41,718,902 shares were designated as Class A ordinary shares and 8,281,098 as Class B ordinary shares after the completion of the Company’s initial public offering (“IPO”) and such designation was retrospectively disclosed in the consolidated financial statements. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares. There was no transfer between Class A ordinary shares and Class B ordinary shares in the years ended December 31, 2019, 2020 and 2021, respectively.
As of December 31, 2021, there were 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares outstanding (2020: 16,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares), respectively.
On February 29, 2020, the Company issued
4,856,273
 Class A ordinary shares with an aggregate fair value of RMB
284,000,000
 in exchange for the acquisition of a
100
% equity interest of Rosenkavalier.
On March 4, 2020,
1,499,423
 Class A ordinary shares were allotted and issued to an independent third party for a cash consideration of US$
12,999,997
, excluding issuance costs of RMB
557,000.
On January 12, 2021, the Company completed its initial public offering and was listed on the New York Stock Exchange.
5,000,000
 Class A ordinary shares were issued at a price of US$
10
 per share for proceeds of US$
50.0 million (equivalent to RMB323,730,000), excluding underwriting discounts and commissions and other issuance costs of approximately US$5.6 million (equivalent to RMB36,282,000).
From September to December 2021, the Company completed a treasury share repurchase from Tiger Brokers (NZ) Limited for an aggregate of 49,609
Class A
ordinary shares with a consideration of US$199,000 (equivalent to RMB1,274,000).
As at December 31, 2021,
the treasury stock account includes
49,609
Class A ordinary
shares outstanding (2020: Nil) for the distributions of share-based payments at exercise of share options as disclosed in Note 29 to the financial statements.

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
Amounts restricted that include statutory reserve funds, as determined in accordance
with CAS, were RMB9,420,000 and RMB9,213,000 as at December 31, 2021 and 2020, respectively.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Trade payables

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Trade payables	30,514	27,310

Trade payables
include
balances with related companies amounting to approximately RMB9,155,000 (2020: Nil), which are unsecured, interest-free and repayable in accordance with the terms of relevant agreements.
Terms and conditions of the above financial liabilities are as follows:

•	Trade payables are non-interest-bearing and are normally settled on terms ranging from 1 to 30 days; and

•	For explanations on the Group’s liquidity risk management processes, refer to Note 18.4.
22. Contract liabilities
The balance represented the receipts in advance from customers.

	December 31, 2021	December 31, 2020	January 1, 2020
	RMB’000	RMB’000	RMB’000
Deferred revenue
Subscriptions and licensing	12,050	13,827	13,294
Smart music learning	11,784	11,074	3,191
Music events and performances	38	—	—

Total contract liabilities	23,872	24,901	16,485

Current	23,506	24,314	16,049
Non-current	366	587	436

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Amounts of revenue recognised in the respective reporting period that was included in the contract liabilities at the beginning of the respective reporting period	20,821	13,874	12,395

Contract liabilities include deferred revenue relating to the subscription and licensing of music content and music education products and services.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.
Interest-bearing
loans and borrowings

	Effective interest rate	Maturity	December 31, 2021	December 31, 2020
	%		RMB’000	RMB’000
Current:
Unsecured RMB10 million bank loan	4.25 (2020: 4.25)	On demand (2020: On demand)	10,000	10,000
Unsecured RMB20 million other borrowings (2020: Unsecured RMB50 million other borrowings)	12 (2020: 12)	December 31, 2022 (2020: September 19, 2021)	20,000	50,000
Unsecured RMB23 million other borrowings	6.85	December 31, 2022	11,493	—

			41,493	60,000

Non-current:
Unsecured RMB23 million other borrowings	6.85	April 20, 2023	6,046	—

			47,539	60,000

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases
Group as a lessee
The Group has lease contracts for various items of property, plant and equipment. Leases of a building and music education equipment generally have lease terms between 3 and 5 years.
The Group also has certain leases with lease terms of 12 months or less and leases of low-value assets. The Group applies recognition exemptions for “short-term leases” and “leases of low-value assets” for these leases.
Set out below are the carrying amounts of
right-of-use
assets recognised and the movements during the years:

	Building	Music education equipment	Total
	RMB’000	RMB’000	RMB’000
At January 1, 2020	2,569	8,159	10,728
Additions	1,286	4,396	5,682
Acquisition from business combinations (Note 8)	2,988	—	2,988
Depreciation charge	(2,525)	(1,955)	(4,480)

At December 31, 2020	4,318	10,600	14,918
Additions	2,259	475	2,734
Depreciation charge	(3,443)	(696)	(4,139)
Lease termination	(74)	(10,379)	(10,453)

As December 31, 2021	3,060	—	3,060

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2021	2020
	RMB’000	RMB’000
At January 1	17,490	14,713
Additions	2,734	5,682
Accretion of interest	1,082	2,561
Covid-19-related rent concessions from a lessor	—	(778)
Lease termination	(14,379)	—
Payments	(3,648)	(4,688)

At December 31	3,279	17,490

Current	2,486	7,660
Non-current	793	9,830

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases (continued)

The following are the amounts recognised in profit or loss:

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Depreciation expense of right-of-use assets	4,139	4,480	1,618
Interest expense on lease liabilities	1,082	2,561	613
Covid-19-related rent concessions from a lessor	—	(778)	—
Expense relating to short term leases and leases of low-value assets included in administrative expenses	1,604	775	112

Total amount recognised in profit or loss	6,825	7,038	2,343

The total cash outflow for leases included in the statements of cash flows is as follows:

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Total cash outflow for leases	5,252	5,463	2,672
Group as a lessor
The Group entered into
sub-lease
agreements on its office. These leases have terms of
three and a half years
, which are equal to the lease term of the head lease.
Future minimum rentals receivable under
non-cancellable
finance leases as at each of the reporting dates are as follows:

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Amounts receivable:
Within one year	357	219
After one year but within two years	—	219
After two years but within five years	—	—

Total future undiscounted minimum rentals receivable	357	438
Unearned finance income	(2)	(25)

Net investments in subleases	355	413

Current	355	211
Non-current	—	202

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. Other payables and accruals

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Accruals	10,372	11,018
Other payables	39,057	46,210
Payable to database suppliers	3,000	2,189
Interest payables	5,749	7,704

Total other payables and accruals	58,178	67,121

Current	58,178	67,121
Non-current	—	—
Other payables are
non-interest
bearing and normally settled within one year.
26. Related party disclosures
Note 7 provides information about the Group’s structure, including details of the subsidiaries. The following table provides the total amount of transactions that are entered into with related parties for the relevant financial years.

		Interest income on net investments in subleases	Revenue from a related party	Acquisition of a subsidiary	Copyright expenses
		RMB’000	RMB’000	RMB’000	RMB’000
Shareholder of the Company	2021	—	—	—	—
	2020	—	—	174,944	—
	2019	—	—	—	—
BMF Culture*	2021	—	—	—	—
	2020	23	—	—	—
	2019	85	349	—	—
Naxos ^	2021	—	—	—	7,743
	2020	—	—	—	—
	2019	—	—	—	—

*
A director of the Company is the controlling shareholder of Rosenkavalier, the parent company of BMF Culture. BMF Culture became a subsidiary of the Group since February 29, 2020. Further details are disclosed in note 8 to the consolidated financial statements.

^	Naxos refers to Naxos Global Distribution Limited, Naxos Rights International Limited and their affiliates and subsidiaries, of which a director of the Company is the controlling shareholder.
Outstanding balances at December 31, 2021 and 2020 are unsecured and interest-free
and repayable on demand. There have been no guarantees provided or received for any related party receivables or payables
.

		Net investments in subleases	Due from related parties /shareholders	Due to a related party/ a shareholder
		RMB’000	RMB’000	RMB’000

Shigoo Limited #	2021	—	306	—
	2020	—	663	7,177
Shanghai Xuanshi Culture Communication Co., Ltd. ^	2021	—	—	—
	2020	—	1,100	—
Shareholders of the Company	2021	—	100	325
	2020	—	100	325

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Related party disclosures (continued)

#
A director of the Company is the controlling shareholder of Shigoo Limited. The amount due from Shigoo Limited was unsecured, interest-free and repayable on demand, while the amount due to Shigoo Limited was unsecured, interest-free and repayable within one year.

^
A joint venture of the Group. The amount due from the joint venture was unsecured, interest-free and repayable within one year. The carrying amount of RMB2,000,000 was fully impaired during the year ended December 31, 2021.

The following table provides compensation of key management personnel of the Group:

	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Short term employee benefits	7,833	7,875	1,241
Equity-settled share-based payment expenses	30,650	14,269	—
Post employment benefits	518	356	369

Total compensation paid to key management personnel	39,001	22,500	1,610

The amounts disclosed in the table are the amounts recognised as an expense during the reporting periods related to key management personnel.
27. Notes to the consolidated statements of cash flows
Major
non-cash
transactions

(a)
During the year ended December 31, 2020, the Group acquired
 a
100% equity interest in Rosenkavalier by issuing 4,856,273 ordinary shares of the Company, which had a total value of RMB284,000,000 (Note 8).

(b)
During the year ended December 31, 2020, the Group and two independent third parties entered into an agreement to offset the non-current
loan receivable against a
non-current
loan payable of RMB36,000,000. As a result, both the
non-current
loan receivable and
non-current
loan payable were derecognised through a
non-cash
transaction.

(c)
During the year ended December 31, 2021, the Group had
non-cash
additions to
right-of-use
assets and lease liabilities of RMB2,259,000 (2020: RMB1,286,000) in respect of lease arrangements for three leased properties (Note 24).

(d)
During the year ended December 31, 2021, the Group entered into finance lease arrangements in respect of property, plant and equipment with a total capital value at the inception of the leases of RMB475,000 (2020: RMB4,396,000) (Note 24).

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. Standards issued but not yet effective
The new and amended standards that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards, if applicable, when they become effective.

Amendments to IFRS 3	Reference to the Conceptual Framework 1
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 3
IFRS 17	Insurance Contracts 2
Amendments to IFRS 17	Insurance Contracts 2,4
Amendment to IFRS 17	Initial Application of IFRS 17 and IFRS 9 – Comparative Information 2
Amendments to IAS 1	Classification of Liabilities as Current or Non-current 2
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies 2
Amendments to IAS 8	Definition of Accounting Estimates 2
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction 2
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use 1
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract 1
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41 1

1.	Effective for annual periods beginning on or after 1 January 2022
2.	Effective for annual periods beginning on or after 1 January 2023
3.	No mandatory effective date yet determined but available for adoption
4.
As a consequence of the amendments to IFRS 17 issued in October 2020, the effective date of IFRS 17 was deferred to 1 January 2023, and IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before 1 January 2023.

The adoption of the above new and amended standards and interpretations are not expected to have a material impact on the Group’s financial statements.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.
Share-based
payments
Share Option Agreement
In October 2019, the Group entered into an agreement with a financial consultant (“Share Option Agreement”), pursuant to which share options of the Company are granted to the financial consultant in respect of his services to the Group in the forthcoming years. The maximum number of share options granted under the Share Option Agreement to the financial consultant is 3% of the total number of ordinary
shares of the Company on the Listing Dates (as defined below). The exercise price of the share options is the offer price of the underlying shares of the Company issued in the final financing arrangement prior to the Company’s IPO. The share options can only be vested if (i) the financial consultant becomes an employee of the Group prior to the date of successful listing of the Company’s shares through the IPO (the “Listing Date”); and (ii) there is the successful listing of the Company’s shares through the IPO (“IPO Performance Condition”); and (iii) the financial consultant remains as an employee of the Group over the vesting period as specified in the Share Option Agreement. All share options will be vested over 24 months after the Listing Date. Unexercised portion will be forfeited after 48 months after Listing Date. There are caps for share options to be exercised in the periods as specified below:

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
equity-settled
share-based
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

(a)
The fair value of equity-settled share options granted during the year ended December 31, 2020, was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

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

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.
Share-based
payments (continued)

Share Option
Agreement
(continued)

(b)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	2021 WAEP US$	2021 Number of options	2020 WAEP US$	2020 Number of options
At January 1	8.46	887,002	8.46	887,002
Granted during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired during the year	—	—	—	—

At December 31	8.46	887,002	8.46	887,002

(c)	The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

	2021	2020
Exercise period	Number of options	Number of options	Exercise price US$
July 12, 2021 – January 12, 2025	295,667	295,667	8.46
January 12, 2022 – January 12, 2025	295,667	295,667	8.46
July 12, 2022 – January 12, 2025	147,834	147,834	8.46
January 12, 2023 – January 12, 2025	147,834	147,834	8.46

	887,002	887,002

2020 ESOP Plan
The Group adopted an equity incentive plan (the “2020 ESOP Plan”) for grants of share options and restricted shares of the Company’s ordinary shares to directors, officers and employees of the Company and its subsidiaries.
In October, 2020, the Group’s board of directors approved the 2020 ESOP Plan. The maximum aggregate number of
 Class A
ordinary shares that may be issued pursuant to all awards under the 2020 ESOP Plan shall be
 1,227,000. The 2020 ESOP Plan lapses on the tenth anniversary of the grant date.
1,125,334 share options and 101,666
Class A
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

(a)
The fair value of equity-settled share options and restricted shares granted during the year ended December 31, 2020, was estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted.

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.
Share-based
payments (continued)

2020 ESOP Plan
(continued)

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	50%
Risk-free interest rate (%)	0.88%
Suboptimal factor	1.0 - 2.5
Forfeiture rate	0%
Option life (years)	10
Share price (US$ per share)	9.03

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.

(b)	The following share options and restricted shares were outstanding under the 2020 ESOP Plan during the year:

	2021 WAEP US$	2021 Number of options	2021 Number of restricted shares	2020 WAEP US$	2020 Number of options	2020 Number of restricted shares
At January 1, 2021	0.01	1,125,334	101,666	0.01	1,125,334	101,666
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	—	—	—	—
Exercised during the year	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—

At December 31, 2021	0.01	1,125,334	101,666	0.01	1,125,334	101,666

(c)	The exercise prices and exercise periods of the share options and restricted shares outstanding as at the end of the reporting period are as follows:

Exercise period	2021 Number of options	2021 Number of restricted shares	2020 Number of options	2020 Number of restricted shares	Exercise price US$

October 1, 2021 – October 30, 2030	562,666	50,832	562,666	50,832	0.01
October 1, 2022 – October 30, 2030	337,600	30,500	337,600	30,500	0.01
October 1, 2023 – October 30, 2030	112,534	10,167	112,534	10,167	0.01
October 1, 2024 – October 30, 2030	112,534	10,167	112,534	10,167	0.01

	1,125,334	101,666	1,125,334	101,666

The fair values of the share options and restricted shares granted under the Share Option Agreement and 2020 ESOP Plan in 2020
 were US$3,182,000 and US$10,950,000, respectively, of which the
Group recognised
a share-based payment expense of RMB53,933,000 (equivalent to appro
xim
ate
ly
 US$8,360,000) for the year ended December 31, 2021 (2020: RMB19,416,000 (equivalent to approximately

US$2,799,000)).

KUKE MUSIC HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.
Share-based
payments (continued)

2020 ESOP Plan
(continued)

At the end of the reporting period, the Company had 2,012,336 and 101,666 share options and
Class A
restricted shares
outstanding, respectively. If the outstanding share options and restricted shares wer
e exercised in full, an additional 2,114,002
Class A

ordinary shares of the Company will be issued, resulting in additional share capital of RMB14,000 (equivalent to US$2,000) and capital reserve of RMB49,020,000 (equivalent to US$7,514,000) (before issue expenses), respectively.
30. Commitments
The Group had the following purchase commitments at the end of the reporting period which are not yet reflected in the financial statements.

	December 31, 2021	December 31, 2020
	RMB’000	RMB’000
Intangible assets	5,000	25,025
Smart musical instruments	6,091	1,028

	11,091	26,053

31. Events after the reporting period

Subsequent to the year end, in January 2022, the Company acquired Beijing Successor Teaching Equipment Co., Ltd (“Beijing Successor”) at a consideration of a total R
MB
12.5
million, including both cash consideration and contingent equity consideration depending on future performance achieved by the acquiree. Since the acquisition of Beijing Successor was completed shortly before the date of approval of these financial statements, it is not practicable to disclose further details relating to the acquisition.
In February 2022, the Company entered into an agreement for a strategic investment in KOLO, which aims to utilise blockchain technology and NFT applications to drive innovation in the classical music industry, increase the monetisation of classical music digital assets, build a digital economy for musicians, provide value to users, and foster mutually-beneficial partnerships among industry participants
.