Form 20-F
period 2022-12-31
Kuke Music Holding Ltd
filed 2023-05-16
CIK 1809158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

He Yu, Chief Executive Officer

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

As of December 31, 2022, there were 21,785,625 Class A ordinary shares outstanding, par value US$0.001.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“Kuke Music,” “we,” “us,” “our company” and “our” refer to Kuke Music Holding Limited, a Cayman Islands company and its wholly-owned subsidiaries;

●	“ADSs” refer to our American depositary shares, each of which represents one Class A ordinary share;

●	“Acquisition” refers to our acquisition of Rosenkavalier Limited on February 29, 2020;

●	“Beijing Kuke Music” refers to Beijing Kuke Music Co., Ltd., one of the VIEs;

●	“Beijing Lecheng” refers to Beijing Lecheng Future Culture Communications Co., Ltd., one of our WFOEs;

●	“BMF Culture” refers to Beijing Music Festival Culture Communications Co., Ltd., one of the VIEs;

●	“BMF” refers to Beijing Lecheng Future Culture Communications Co., Ltd., its holding companies and Beijing Music Festival Culture Communications Co., Ltd.;

●	“CAGR” refers to compound annual growth rate;

●	“classical music” refers to art music that is produced and rooted in the traditions of western culture and ethnic culture; the characteristics of classical music that distinguish itself from popular music include (i) the complexity of the creation process, (ii) sophisticated use of instrumental musical forms and vocal forms and (iii) having high aesthetic and appreciation value; for purposes of this annual report, references to “classical music” include traditional classical music, jazz, world music and other non-pop music forms;

●	“COVID-19” refers to a highly contagious novel virus that was declared a global pandemic by the World Health Organization on March 11, 2020;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Kuke International” refers to Kuke Future International Technology (Beijing) Co., Ltd., one of our WFOEs;

●	“HNTE” refers to high and new technology enterprises;

●	“Naxos” refers to Naxos Global Distribution Limited, Naxos Rights International Limited and their affiliates and subsidiaries;

●	“Naxos China” refers to Naxos (Beijing) Culture & Communication Co., Ltd., a non-wholly-owned subsidiary of our company;

●	“Naxos International” refers to Naxos International (Far East) Limited;

●	“NFT” refers to non-fungible token;

●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share;

●	“VIEs” refers to our variable interest entities, including Beijing Kuke Music and BMF Culture;

●	“our WFOEs” refers to our wholly-owned subsidiaries in the PRC, including Kuke International and Beijing Lecheng;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SAFE” refers to the PRC State Administration of Foreign Exchange;

●	“student interest training market,” “student art education market,” “student music education market,” “student musical instrument training market,” and “student piano education market” refer to markets for students aged between 3 and 18, as measured by the total amount of tuition paid; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ii

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “might,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about:

●	our goals and strategies;

●	our expectations regarding the demand for and market acceptance of our music licensing and subscription services, smart music learning solutions, and live classical music events;

●	our expectations regarding our relationships with licensors and suppliers;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the growth of and changes in our industries;

●	our competitive landscape;

●	government policies and regulations relating to our industries; and

●	general economic and business conditions in the PRC and globally.

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

iii

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with The VIEs and Their Respective Shareholders

Kuke Music Holding Limited, our ultimate Cayman Islands holding company and the entity in which investors are purchasing their interest, is not a Chinese operating company and does not have any substantive operations. We carry out our value-added telecommunications business, internet audio-video program services and certain other businesses in China through our subsidiaries, the VIEs, and their subsidiaries. We do not have substantive business operations in Hong Kong. We, through our WFOEs, entered into a series of contractual arrangements with the VIEs and their respective shareholders. Neither we nor our subsidiaries own any equity interests in the VIEs. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where the PRC laws restrict direct foreign investment in the operating companies. However, our contractual arrangements with the VIEs are not equivalent of an investment in the VIEs. The VIE structure involves unique risks to investors in our securities. Investors in our securities are purchasing equity securities of our ultimate Cayman Islands holding company, rather than equity securities of the VIEs, and investors in our securities may never hold equity interests in the VIEs. Our contractual agreements may not be equivalent to, and are not as effective as, direct ownership in the VIEs. The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our subsidiaries and VIEs, as of the date of this annual report.

(1)	As of the date of this annual report, shareholders who own 5% or more of our issued and outstanding ordinary shares, which we refer to as our principal shareholders, include Mr. He Yu (directly and through Aleatory Limited and Capriccio Limited), Mr. Xingping Zuo (directly and indirectly through Musence Limited), Mr. Jianmin Jin, Mr. Lung Yu (directly and indirectly through Supertonic Limited), Eichent Limited and Million Profit International Holdings Limited. Our principal shareholders who are directors and executive officers of Kuke Music Holding Limited include Mr. He Yu, Mr. Xingping Zuo and Mr. Lung Yu. For more information, see “Item 6. Directors, Senior Management and Employees—Share Ownership” for more details.

(2)	The remaining 49% equity interest in Naxos China is held by Naxos International (Far East) Limited, which is ultimately controlled by independent third parties.

(3)	He Yu, Xingping Zuo, Jianmin Jin and Kunshan Maidun Culture Industry Investment Enterprise (Limited Partnership) each holds 35.5%, 25.9%, 9.0% and 8.9% equity interests in Beijing Kuke Music, respectively. The remaining 20.7% equity interests in Beijing Kuke Music are held by other beneficial owners of our company.

(4)	Lung Yu, He Yu, Ningbo Huaqing Ruizhe Investment Partnership (Limited Partnership), Tianjin Shengxin Enterprise Management Consulting Partnership (Limited Partnership) and Suzhou Fengqiao Jichu Chuangye Investment Partnership (Limited Partnership) and Zheng Tu each holds 38.5%, 23.1%, 15.4%, 15.4%, 6.2% and 1.4% equity interests in BMF Culture, respectively.

Contractual Arrangements with the VIEs

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, internet audio-video program services and certain other businesses. We are a company incorporated in the Cayman Islands. Kuke International and Beijing Lecheng, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we currently conduct our business in the PRC mainly through the VIEs based on a series of contractual arrangements. These contractual arrangements enable us to receive substantially all of the economic benefits of the VIEs and have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of our direct ownership in the WFOEs and the contractual arrangements with the VIEs, we are able to receive the economic benefits of the VIEs, be the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs in our consolidated financial statements, to the extent that we have satisfied the conditions for consolidation of the VIEs under the IFRS. The following is a summary of the currently effective contractual arrangements by and among each of our WFOEs, each of the VIEs and their respective shareholders.

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

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreement entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music have pledged all of their respective equity interest in Beijing Kuke Music to guarantee the performance of the obligations by, and the representations, undertakings, and warranties provided by, Beijing Kuke Music and its shareholders under the exclusive consulting service agreement, exclusive intellectual property rights licensing agreement, exclusive option agreement and power of attorney (together with the equity interest pledge agreement, the “Cooperation Agreements”). In the event of a breach by Beijing Kuke Music or any of its shareholders of contractual obligations under the Cooperation Agreements, Kuke International, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Kuke Music and will have priority in receiving the proceeds from such disposal. Beijing Kuke Music and its shareholders also undertake that, without the prior written consent of Kuke International, the shareholders of Beijing Kuke Music will not create or allow any encumbrance on the pledged equity interests. As of the date of this annual report, the shareholders of the VIEs have completed the registration of their equity interest pledge.

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

Beijing Lecheng, BMF Culture and its shareholders have also entered into an exclusive option agreement, the terms of which are substantially similar to the exclusive option agreement described above.

In addition, the spouse of certain shareholders of each of the VIEs, where applicable, has signed an undertaking (collectively, the “Spouse Undertakings”) to the effect that, among others, (1) the shares of the relevant VIE held and to be held by each of the shareholders do not fall within the scope of communal properties, and (2) he or she waives any rights or interests that may be granted to him or her under the applicable laws of any jurisdictions, and he or she undertakes not to claim such rights or interests. The spouse of certain shareholders of each of the VIEs, where applicable, has also consented to the arrangement of any equity interest held by his or her spouse under the Exclusive Option Agreement, the Exclusive Consulting Service Agreement, the Exclusive Intellectual Property Rights Agreement, where applicable, the Equity Interest Pledge Agreement and the Power of Attorney.

In the opinion of Commerce & Finance Law Offices, our PRC counsel:

●	the ownership structures of the VIEs in the PRC and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among our WFOEs, the VIEs and their shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. These contractual arrangements have not been properly tested in a court of law, and the PRC regulatory authorities could disallow our corporate structure at any time, which could result in a material change in our operations and the value of our securities could decline or become worthless. The legal system in the PRC is not as developed as in other jurisdictions such as the United States, and there are few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be costly. Because of our corporate structure, our Cayman Islands holding company, our WFOEs, the VIEs and their subsidiaries, and our investors face uncertainty with respect to the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of value-added telecommunications businesses, internet audio-video program businesses and certain other businesses, and the validity and enforcement of the contractual agreements.

Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what requirements they would prescribe. If the PRC government deems that the contractual arrangements with the VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish their interests in those operations. If we or any of the VIEs are found to be in violation of any future PRC laws or regulations, or fail to obtain or maintain any required permissions or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures

Cash Flows and Asset Transfers within Our Organization

Kuke Music Holding Limited is a holding company with no material operations of its own. We currently conduct our operations through our WFOEs, the VIEs and their respective subsidiaries. Under our corporate structure, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our subsidiaries in China. Cash is transferred within our organization in the manner as follows: (1) we may transfer funds to our WFOEs through our British Virgin Islands and Hong Kong subsidiaries by additional capital contributions or shareholder loans, as the case may be; (2) our subsidiaries in China may provide loans to the VIEs, subject to statutory limits and restrictions; (3) the VIEs may pay service fees to our subsidiaries in China for services rendered by our subsidiaries in China; (4) our subsidiaries in China may pay service fees to the VIEs for services rendered by the VIEs; (5) our WFOEs may make dividends or other distributions to us through our British Virgin Islands and Hong Kong subsidiaries, as the case may be; and (6) our Hong Kong subsidiaries may provide loans to the VIEs, subject to statutory limits and restrictions. We do not have a written policy or procedure that specifically dictates how funds are transferred among us, our subsidiaries and the VIEs; however, we require that any loan be made and used on an ad-hoc basis and pursuant to a written loan agreement. To the extent cash or assets in the business is in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our or the VIEs’ ability to transfer cash and assets. We may also encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange.

Under the exclusive consulting services agreements, Kuke International and Beijing Lecheng provide consulting services to the VIEs and are entitled to receive service fees from the VIEs in exchange. The contractual arrangements provide that Kuke International and Beijing Lecheng have the right to adjust the service fee at any time based on the services provided to Beijing Kuke Music and BMF Culture. Pursuant to the exclusive intellectual property rights licensing agreement between Kuke International and Beijing Kuke Music, Kuke International agreed to license to Beijing Kuke Music certain intellectual property rights owned by Kuke International or being transferred to Kuke International by Beijing Kuke Music, both at nil consideration.

In 2020, 2021 and 2022, our WFOEs did not charge any service fees from the VIEs under the contractual arrangements, and there was no cash flows or transfers of other assets between our WFOEs and the VIEs under the contractual arrangements. In 2020, 2021 and 2022, the VIEs received debt financing from our Hong Kong subsidiaries of US$9.6 million, US$33.2 million and US$4 million, respectively, and did not receive any debt financing from our WFOEs for the same years. From January 2022 to June 2022, the VIEs paid back RMB4.78 million to our WFOEs; and from July 2022 to December 2022, the VIEs extended loans in the total amount of RMB5.2 million to our WFOEs. As of the date of this annual report, the remaining balance of the debt obligation of our WFOEs to the VIEs is approximately RMB3.6 million.

Beijing Kuke Music and BMF Culture entered into a lease agreement in 2020 for a consideration of RMB1.1 million, and of which RMB0.6 million (US$0.1 million) remained unsettled as of December 31, 2022. Beijing Kuke Music and BMF Culture entered into another lease agreement in 2021 for a consideration of RMB1.2 million, and of which RMB0.2 million (US$30 thousand) remained unsettled as of December 31, 2022. Beijing Kuke Music and BMF Culture entered into another lease agreement in 2022 for a consideration of RMB1.2 million, and the total amount of which remained unsettled as of December 31, 2022. As of the date of this annual report, other than disclosed above, we do not have any transfers, dividends or distributions among us, our subsidiaries and the VIEs.

Dividend Distribution to U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries has issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors. We currently intend to retain all future earnings to finance the VIEs’ and our subsidiaries’ operations and to expand their business. As a result, we do not expect to pay any cash dividends in the foreseeable future. If we intend to distribute dividends through Kuke Music, Kuke International and Beijing Lecheng will transfer the dividends to Gauguin Limited and Degas Limited, which are Hong Kong entities, respectively, in accordance with the PRC laws and regulations of the PRC, and then Gauguin Limited and Degas Limited will transfer the dividends to Rococo Holding Limited and Rosenkavalier Limited, respectively, and Rococo Holding Limited and Rosenkavalier Limited will then transfer the dividends to Kuke Music, and the dividends will be distributed from Kuke Music to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of the total owner’s equity and the proportion of the voting shares in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the consecutive 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties (“SAT Circular 35”), which became effective on January 1, 2020. SAT Circular 35 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Gauguin Limited and Degas Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Under our corporate structure, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our subsidiaries in China. Under applicable PRC laws and regulations, our subsidiaries in China are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust the taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our WFOEs’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of the VIEs to make payments to us may restrict our ability to satisfy our liquidity requirements.

Restrictions on Our and the VIEs’ Ability to Transfer Cash Out of China

To the extent cash or assets in the business are in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIEs’ ability to transfer cash and assets.

We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. The majority of our income is denominated in Renminbi, and shortage in foreign currencies may restrict our ability to pay dividends or other payment to satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of the Foreign Exchange in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. The PRC government has implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. It may continue to strengthen its capital controls and dividends and other distributions of our subsidiaries in China may be subjected to tighter scrutiny and may limit the ability of our Cayman Islands holding company, to use capital from our subsidiaries in China, which may restrict our ability to satisfy our liquidity requirements.

Permissions or Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. We do not have any substantive business operations in Hong Kong. Our and the VIEs’ operations in China are governed by PRC laws and regulations. As of the date of this annual report, as confirmed by our PRC counsel, we, our PRC subsidiaries and the VIEs have obtained or are in the process of renewing the requisite permissions and approvals from the PRC government authorities for the business operations of us, our PRC subsidiaries and the VIEs, including, among others, the Internet Content Provider License, the License for Production and Operation of Radio and TV Programs, Online Culture Operating Permit, the Online Publishing Service Permit (currently under renewal process), and the Online Culture Operating Permit held by Beijing Kuke Music, and the requisite commercial performance approvals and permits held by BMF culture. As of the date of this annual report, we, our PRC subsidiaries and the VIEs have not been denied application for any permissions or approvals required for business operations. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we, our subsidiaries and the VIEs may be required to obtain additional permissions or approvals for business operations in the future. If we, our subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permissions or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we, our subsidiaries and the VIEs had inadvertently concluded that such permissions or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us, our subsidiaries or the VIEs to obtain such permissions or approvals in the future, we, our subsidiaries and the VIEs may be unable to obtain such necessary permissions or approvals in a timely manner, or at all, and such permissions or approvals may be rescinded even if obtained. Any such circumstance may subject us, our subsidiaries and the VIEs to fines and other regulatory, civil or criminal liabilities, and we, our subsidiaries and the VIEs may be ordered by the competent government authorities to suspend affected operations, which will materially and adversely affect our business operations and the value of your investment. For more detailed information, see “Item 3. Key Information-D. Risk Factors—Risks Related to Our Business and Industry—Certain of our and the VIEs’ content offerings may be found objectionable by the PRC government, which may subject us and the VIEs to penalties and other regulatory or administrative actions,” and “Risk Factors—Risks Related to Our Business and Industry—Failure to obtain or renew licenses, permits or approvals or respond to any changes in government policies, laws or regulations may affect our ability to conduct or expand our business.”

Permissions or Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for our future offshore offering as per requirements of the Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. We may not be able to complete the filing if the filing materials are incomplete or do not meet the requirements of the CSRC. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. Based on such information, there is a relatively low likelihood that we, our subsidiaries and the VIEs will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors. As of the date of this annual report, we have not received any formal notice from any PRC authorities that we shall be subject to permission or approval for the filing of this annual report. However, we cannot assure you that the relevant PRC government agencies, including the CSRC and the CAC, would reach the same conclusion as our PRC counsel does. If we, our subsidiaries and the VIEs inadvertently conclude that such permissions or approvals are not required, and the CSRC, the CAC or any other PRC regulatory body subsequently determines that we, our subsidiaries or the VIEs need to file with such government authorities or obtain their permissions or approvals to maintain our listing status on U.S. exchanges, the CAC or any other PRC government authorities promulgate any interpretation or implements rules that would require us, our subsidiaries or the VIEs to file with or obtain the permissions or approvals from the CSRC, the CAC or other governmental bodies for any such listing status, we, our subsidiaries and the VIEs may face adverse actions that could have a material adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs, and we cannot assure you that, if ever required, we, our subsidiaries and the VIEs would be able to obtain any such permissions or approvals and fully comply with the relevant new rules on a timely basis, or at all.

The Holding Foreign Companies Accountable Act

Our financial statements as of December 31, 2020 and 2021 and for the years then ended contained in this annual report have been audited by Ernst & Young, an independent registered public accounting firm that is located in Hong Kong and was among the PCAOB-registered public accounting firms that are subject to the PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In June 2022, in connection with its implementation of the Holding Foreign Companies Accountable Act, or the HFCAA, the SEC conclusively named us as a “Commission-Identified Issuer” on its website (https://www.sec.gov/hfcaa) following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Such identification may add uncertainty to the trading and price volatility of the ADSs. On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Ernst & Young did not stand for re-appointment as our independent registered public accounting firm, and we appointed Yu Certified Public Accountant, P.C. (“Yu CPA”) as our independent registered public accounting firm, effective on November 17, 2022. Our current auditor, Yu CPA, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is headquartered in New York, New York and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As of the date of this annual report, Yu CPA is not included in the list of the PCAOB’s Determination Report issued in December 2021. For the foregoing reasons, we do not expect to be identified as a “Commission-Identified Issuer” after we file this annual report on Form 20-F. Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a “Commission-Identified Issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Risks Related to the VIEs and China Operations

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information-D. Risk Factors” and other information contained in this annual report, before you decide whether to purchase the ADSs. In particular, we are subject to risks and uncertainties relating to our corporate structure and doing business in China, including, but not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in the PRC, which may not be as effective as direct ownership in providing operational control.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIEs’ ability to transfer cash and assets, which could have a material and adverse effect on our ability to conduct business.

●	A severe or prolonged downturn in the Chinese and global economy could materially and adversely affect our business, financial condition and operating results.

●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

●	The PRC government may exert, at any time, substantial intervention and influence over the manner of our and the VIEs’ operations, and the rules and regulations to which we and the VIEs are subject, including the ways they are enforced, may change rapidly and with little advance notice to us, the VIEs or our shareholders. Any such actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries in China or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our subsidiaries in China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

●	Our Hong Kong subsidiaries could become subject to more influence and/or control of the PRC government if the Hong Kong legal system becomes more integrated into the PRC legal system.

For further details on the regulatory, liquidity and enforcement risks related to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2020, 2021 and 2022 of (i) Kuke Music and its subsidiaries and (ii) the VIEs and its subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2020, 2021 and 2022. Our consolidated financial statements are prepared and presented in accordance with IFRS. The VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2022
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	3,475	111,640	—	115,115
(Loss)/profit for the year and total comprehensive (loss)/income for the year	6,099	(45,701)	(857,525)	220	(896,907)

	For the year ended December 31, 2021
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	7,317	288,789	(209)	295,897
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(79,858)	(5,773)	25,794	220	(59,617)

	For the year ended December 31, 2020
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	11,425	152,164	(708)	162,881
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(43,007)	5,158	24,474	(1,839)	(15,214)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	50	2,706	2,669	—	5,425
Trade receivables	—	534	8,745	—	9,279
Prepayments, other receivables and other assets	35	141	35,135	—	35,311
Due from related parties	2,073	—	304	—	2,377
Due from shareholders	—	—	99	—	99
Inventories	—	—	778	—	778
Total current assets	2,158	3,381	47,730	—	53,269
Property, plant and equipment	—	84	9,026	—	9,110
Intangible assets(1)	1,444	211	64,777	(220)	66,212
Right-of-use assets	—	—	7,149	—	7,149
Goodwill	—	—	764	—	764
Investment in subsidiaries(2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets(3)	—	37,178	110,236	(37,178)	110,236
Total non-current assets	285,444	37,473	191,952	(321,398)	193,471
Due from intercompanies(4)	401,178	311,891	6,344	(719,413)	—
Total assets	688,780	352,745	246,026	(1,040,811)	246,740
Liabilities
Trade payables	950	4,087	29,975	—	35,012
Other payables and accruals	274	3,100	46,789	—	50,163
Contract liabilities	—	160	20,528	—	20,688
Due to a shareholder	—	—	325	—	325
Due to related parties	488	—	—	—	488
Interest-bearing loans and borrowings	—	—	69,045	—	69,045
Lease liabilities	—	—	4,123	—	4,123
Income tax payable	—	459	584	—	1,043
Total current liabilities	1,712	7,806	171,369	—	180,887
Contract liabilities	—	—	415	—	415
Lease liabilities	—	—	4,650	—	4,650
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	41,065	(36,000)	5,065
Due to intercompanies(4)	607	390,831	327,975	(719,413)	—
Total liabilities	2,319	398,637	540,409	(755,413)	185,952
Total net assets/(liabilities)	686,461	(45,892)	(294,383)	(285,398)	60,788

	As of December 31, 2021
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	38,823	11,321	8,901	—	59,045
Trade receivables	—	743	110,361	—	111,104
Prepayments, other receivables and other assets	545	67	33,489	—	34,101
Net investments in subleases	—	—	355	—	355
Due from related parties	—	—	306	—	306
Due from shareholders	—	—	100	—	100
Inventories	—	—	7,307	—	7,307
Total current assets	39,368	12,131	160,819	—	212,318
Property, plant and equipment	—	159	60,284	—	60,443
Intangible assets(1)	—	4	492,737	(441)	492,300
Right-of-use assets	—	—	3,060	—	3,060
Goodwill	—	—	237,225	—	237,225
Investment in subsidiaries(2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets(3)	—	37,178	95,217	(37,178)	95,217
Deferred tax assets	—	2	7,734	—	7,736
Equity investment at FVTPL	—	—	1,000	—	1,000
Total non-current assets	284,000	37,343	897,257	(321,619)	896,981
Due from intercompanies(4)	343,416	290,468	1,594	(635,478)	—
Total assets	666,784	339,942	1,059,670	(957,097)	1,109,299
Liabilities
Trade payables	—	5,468	25,046	—	30,514
Other payables and accruals	1,850	2,757	53,571	—	58,178
Contract liabilities	—	939	22,567	—	23,506
Due to a shareholder	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	41,493	—	41,493
Lease liabilities	—	—	2,486	—	2,486
Income tax payable	—	481	2,035	—	2,516
Total current liabilities	1,850	9,645	147,523	—	159,018
Contract liabilities	—	—	366	—	366
Interest-bearing loans and borrowings	—	—	6,046	—	6,046
Lease liabilities	—	—	793	—	793
Deferred tax liabilities	—	—	1,417	—	1,417
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	44,622	(36,000)	8,622
Due to intercompanies(4)	607	330,488	304,383	(635,478)	—
Total liabilities	2,457	340,133	496,528	(671,478)	167,640
Total net assets/(liabilities)	664,327	(191)	563,142	(285,619)	941,659

	As of December 31, 2020
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	1,716	16,173	7,830	—	25,719
Trade receivables	—	5,329	176,393	—	181,722
Prepayments, other receivables and other assets	7,621	21	20,881	—	28,523
Net investments in subleases	—	—	211	—	211
Due from related parties	358	—	1,405	—	1,763
Due from shareholders	—	—	100	—	100
Inventories	—	—	950	—	950
Total current assets	9,695	21,523	207,770	—	238,988
Property, plant and equipment	—	186	17,949	—	18,135
Intangible assets(1)	—	8	263,754	(661)	263,101
Right-of-use assets	—	—	14,918	—	14,918
Goodwill	—	—	237,225	—	237,225
Investment in subsidiaries(2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets(3)	—	37,178	95,376	(37,178)	95,376
Net investments in subleases	—	—	202	—	202
Deferred tax assets	—	—	8,917	—	8,917
Investment in a joint venture	—	—	491	—	491
Total non-current assets	284,000	37,372	638,832	(321,839)	638,365
Due from intercompanies(4)	127,363	75,030	1,200	(203,593)	—
Total assets	421,058	133,925	847,802	(525,432)	877,353
Liabilities
Trade payables	—	7,068	20,242	—	27,310
Other payables and accruals	9,196	3,613	54,312	—	67,121
Contract liabilities	—	226	24,088	—	24,314
Due to a shareholder	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	60,000	—	60,000
Lease liabilities	—	—	7,660	—	7,660
Income tax payable	—	732	9,681	—	10,413
Due to related parties	7,177	—	—	—	7,177
Total current liabilities	16,373	11,639	176,308	—	204,320
Contract liabilities	—	11	576	—	587
Lease liabilities	—	—	9,830	—	9,830
Deferred tax liabilities	—	—	1,447	—	1,447
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	11	47,853	(36,000)	11,864
Due to intercompanies(4)	607	116,693	86,293	(203,593)	—
Total liabilities	16,980	128,343	310,454	(239,593)	216,184
Total net assets/(liabilities)	404,078	5,582	537,348	(285,839)	661,169

Note:

(1)	It represents the elimination of the trade among our Company, other subsidiaries, VIEs and their subsidiaries.

(2)	It represents the elimination of the investment in other subsidiaries, VIEs and their subsidiaries.

(3)	Loans between non-related companies.

(4)	It represents the elimination of intercompany balances among our Company, other subsidiaries, VIEs and their subsidiaries.

Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2022
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(36,243)	(8,349)	17,893	220	(26,479)
Net cash flows from/(used in) investing activities	(3,846)	(266)	(34,144)	(220)	(38,476)
Net cash flows from/(used in) financing activities	1,316	—	10,019	—	11,335

	For the year ended December 31, 2021
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(247,400)	(4,816)	316,686	220	64,690
Net cash flows from/(used in) investing activities	—	(36)	(290,949)	(220)	(291,205)
Net cash flows from/(used in) financing activities	284,507	—	(24,666)	—	259,841

	For the year ended December 31, 2020
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(95,986)	4,814	118,120	(661)	26,287
Net cash flows from/(used in) investing activities	—	386	(122,384)	(661)	(121,337)
Net cash flows from/(used in) financing activities	97,688	—	71	—	97,759

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

We rely on Naxos and its representing labels, for the vast majority of our content offerings, over whom we have no or limited control. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our audio albums as of December 31, 2022. We have maintained a long-standing business relationship with Naxos. However, such relationship is subject to any change or uncertainty between Naxos and its representing labels, which may further affect the renewal or termination of our license agreements with Naxos. The lack of renewal, or early termination, of one or more of these license agreements, or the renewal of a license agreement on less favorable terms, could adversely affect the breadth or quality of our content offerings and may cause our content acquisition costs to increase. Any adverse changes to, or loss of, our relationships with one or more of our main content providers could materially and adversely affect our business, operating results and financial condition. There is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable, or at all. The terms of our license agreements with these rights holders, including the royalty rates that we are required to pay, may change as a result of various reasons beyond our control, such as changes in our bargaining power, industry landscape, regulatory environment and overall economic conditions.

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

In addition, the complexity of our business model requires us to be highly adaptive to the changing market conditions with respect to classical music licensing and subscription, smart music learning and live classical music events. As we continue to grow rapidly, the complexity of our operations may further increase and we may encounter greater challenges in implementing our managerial, operating and financial strategies in order to keep up with our growth. The major challenges in managing our business growth include, among other things:

●	attracting and retaining customers with high-quality services that cater to their evolving needs and preferences;

●	growing our content library while controlling content costs;

●	increasing our brand awareness;

●	maintaining and upgrading our technology systems in a cost-effective manner;

●	attracting, training and retaining a growing workforce to support our operations;

●	implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and

●	adapting to changing regulatory and economic environments.

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

For our music licensing business, substantially all of our license agreements are nonexclusive and therefore our licensees are free to enter into similar agreements with third parties, including our competitors. There can be no assurance that we will be able to renew license agreements with existing licensees or enter into license agreements with any new licensees, and failure to do so may materially and adversely affect our business, operating results and financial condition. For our music subscription business, public universities, music conservatories and public libraries make up most of our music subscription venue and these entities typically reply on government funding to support their discretionary spending. As such, our music subscription revenue also hinges on the level of government funding available to these entities and the amount of discretion they have in allocating such funding, both of which may have become more limited due to the continuing negative effect of COVID-19 on the Chinese economy. Any deterioration of the Chinese economy, employment levels, disposable income and consumer confidence could also have a negative impact on the demand of our licensees and individual subscribers for, and their spending on, our services.

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

Our business, results of operations and financial condition have been and may continue to be affected by the COVID-19 pandemic.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. In order to contain the spread of COVID-19, the Chinese government took a number of actions, including mandatory quarantine requirements, travel restrictions, postponed school and kindergarten reopenings and resumption of business operations and prohibition of public gatherings. As a result of these measures and other precautionary actions taken by our and the VIEs’ existing and perspective customers in response, our and the VIEs’ business operations have been significantly disrupted. For example, as many government-affiliated entities, such as public schools, universities and libraries, are required to hold a public bidding process in order to purchase music subscription services, Kuke smart pianos or Kuke smart music teaching systems, they were not able to make such purchase from us, the VIEs, or our and the VIEs’ distributors during shutdowns, resulting in decreased sales of institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems. The closure of kindergartens also made it more difficult for us and the VIEs to establish new collaboration and recruit new students to enroll in the Kukey courses, which caused the sales of Kukey courses to decline significantly. While sales of Kukey courses, Kuke smart pianos or Kuke smart music teaching systems and institutional music subscription services have recovered since September 2020 as kindergartens and schools re-opened, there are significant uncertainties as to the impact of the ongoing COVID-19 pandemic on our and the VIEs’ collaborating kindergartens. In addition, due to restrictions on public gatherings, travel bans and the general population’s fears regarding contracting COVID-19, we and the VIEs had to cancel the production of many on-ground, live classical music events and were not able to organize as many live classical music performances or invite as many performing artists as we and the VIEs had been able to during the 2020 Beijing Music Festival, which led to decreased ticket sales and related sponsorship fees. In an effort to reach a broader audience and attract more sponsors, we and the VIEs have started streaming more live classical music performances, which requires additional investments in our and the VIEs’ IT infrastructure and has subjected us and the VIEs to higher content costs. Furthermore, the COVID-19 pandemic has also had a severe negative impact on many of our and the VIEs’ content providers, resulting in the cancellation of music recording activities and live classical music performances, which has created significant uncertainties for our and the VIEs’ ability to cost-effectively maintain and expand content offerings.

In 2021, our and the VIEs’ business operation substantially returned to the normal level. Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022, and there has recently been and may continue to be an increase in COVID-19 cases in China, and as a result, we and the VIEs experienced temporary disruption to business operations where many employees were infected with COVID-19 in December 2022. To the extent that future waves of COVID-19 disrupt normal business operations in China, we and the VIEs may face operational challenges with our services, and we and the VIEs likely will have to adopt similar remote work arrangements and other measures to minimize such impact.

Whether the COVID-19 pandemic will lead to a prolonged downturn in the economy is still unknown. The economic disruption caused by COVID-19 has adversely affected, and could continue to adversely affect, the level of consumer spending on discretionary items, as well as the advertising budgets of our and the VIEs’ sponsors, especially those who encounter operational or financial difficulties due to, or are located in countries and regions severely affected by, COVID-19. Students’ willingness to spend on our and the VIEs’ courses may also decline due to a worsening economic performance and outlook as a result of the COVID-19 pandemic. For example, some of our and the VIEs’ subscribers, licensees and sponsors adversely affected by COVID-19 have not renewed their agreements with us. In addition, subscribers, licensees and smart music learning service customers adversely affected by COVID-19 may require additional time to pay us and the VIEs, which could temporarily increase the amount of trade receivables and negatively affect our cash flows. Additionally, the volatilities in and damage to the global financial markets caused by COVID-19 could adversely affect our ability to access capital markets, if and when required. Substantial uncertainties exist with respect to the potential downturn brought by, and the duration of, the COVID-19 outbreak. All of the above could have a material adverse effect on our and the VIEs’ results of operations and financial condition in the near term. If the outbreak persists or escalates, our and the VIEs’ business operations and financial condition may be subject to further negative impact. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19.

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

As part of our business growth strategy, we have in the past acquired and may in the future invest in, merge with or acquire business that we believe can expand or complement our business. For instance, we acquired BMF in February 2020, through which we operate our live classical music events business. Our ability to implement our acquisition strategy will depend on our ability to identify suitable targets, correctly value the targets, reach agreements with them on commercially reasonable terms, secure financing and obtain any required shareholder or government approvals. Our future strategic investments or mergers and acquisitions could subject us to uncertainties and risks, including:

●	high acquisition and financing costs;

●	potential ongoing financial obligations and unforeseen or hidden liabilities;

●	failure to achieve our intended objectives or benefits;

●	uncertainty of entering into markets in which we have limited or no experience and in which our competitors have stronger market positions;

●	costs and difficulties associated with integrating acquired businesses and assets with our own;

●	potentially significant goodwill impairment charges;

●	amortization expenses of other intangible assets;

●	potential claims or litigation regarding our board of directors’ exercise of its duty of care and other duties required under applicable laws; and

●	diversion of our resources and management attention.

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

Approximately 8% of our license agreements as of the date of this annual report require that we make minimum guarantee payments to the licensors. The amount of minimum guarantee payments required varies under different license agreements, ranging from nil to US$1,674,000 per year depending on the market position of the licensor and the nature of licensed content. We rely on assumptions of the competitiveness of our service offerings and the extent to which we can monetize our content to estimate whether such minimum guarantees could be recouped against the content acquisition costs we incur over the duration of the license agreement. To the extent our revenues do not meet our expectations, our business, operating results and financial condition could be adversely affected as a result of such minimum guarantees. In addition, the fixed cost nature of these minimum guarantees may limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate.

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

Certain of our and the VIEs’ content offerings may be found objectionable by the PRC government, which may subject us to penalties and other regulatory or administrative actions.

As an internet content provider, we and the VIEs are subject to PRC laws and regulations governing internet access and the distribution of music, music videos and other forms of content over the internet. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet information services, Internet culture services, Internet publication services, online audio-visual products and other related value-added telecommunications services.” These laws and regulations prohibit internet content providers and internet publishers from posting on the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. We and the VIEs have employed content reviewers who are licensed by relevant government agencies to review online content to ensure that the content we and the VIEs offer on our and the VIEs’ platform and license to third parties is compliant with relevant PRC laws and regulations. However, PRC government has wide discretion in interpreting these laws and regulations and may find certain content on our and the VIEs’ platform to be objectionable. In that case, the PRC regulatory authorities may require us and the VIEs to remove or limit the dissemination of such content on our platform. Failure to comply with these requirements may also result in legal and administrative liabilities, government sanctions, monetary penalties, loss of licenses and/or permits or reputational harm, which could materially and adversely affect our business, operating results and financial condition.

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

In February 2022, we entered into an agreement for a strategic investment in KOLO, a classical music-focused and decentralized NFT platform driven by blockchain technology. In March 2023, we announced an agreement to acquire a 49% equity interest in KOLO, with an option to acquire the remaining 51%. We intend to utilize blockchain technology and NFT applications to drive innovation in the classical music industry, increase the monetization of classical music digital assets, build a digital economy for musicians, provide value to users, and foster mutually-beneficial partnerships among industry participants. However, such benefits we expect from the strategic investment in KOLO are subject to uncertainties.

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

We are subject to risks of not collecting our trade receivables on a timely basis, if at all. As of December 31, 2022, our trade receivables amounted to RMB9.3 million (US$1.3 million). In addition, trade receivables due from our largest customer accounted for 52 % of our total trade receivables as of December 31, 2022. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, especially those involving customers that have been severely affected by the outbreak of COVID-19. Our liquidity and cash flows from operations may be materially and adversely affected if our receivable cycles or collection periods lengthen further or if we encounter a material increase in defaults of payment or an increase in provisions for impairment of our receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as third-party financing, in order to maintain our daily operations, and such financing may not be available on commercially acceptable terms, or at all.

The discontinuation of any of the preferential tax treatments currently available to us could adversely affect our overall operating results.

Under PRC tax laws and regulations, Beijing Kuke Music, one of the VIEs, is qualified to enjoy a reduced enterprise income tax rate of 15% and certain other preferential tax benefits available to “high and new technology enterprises,” or HNTE. According to the relevant administrative measures, in order to qualify as an HNTE, Beijing Kuke Music must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as an HNTE is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. We cannot assure you that Beijing Kuke Music will continue to qualify for preferential tax treatments in the future. In the event the preferential tax treatments for Beijing Kuke Music are discontinued, it will become subject to the standard enterprise income tax rate of 25% and lose other preferential tax benefits it currently enjoys, which could adversely affect our overall operating results.

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

Historically, we have financed our operations primarily with operating cash flows and shareholder contributions. As part of our growth strategies, we plan to continue to require substantial capital through additional debt or equity financing in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our market position and competitiveness in the industries in which we operate;

●	our future profitability, overall financial condition, operating results and cash flows;

●	the general market conditions for financing activities; and

●	the macro-economic and other conditions in China and elsewhere.

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

Our executive officers, directors and principal shareholders together beneficially own a significant percentage of the aggregate voting power of our total issued and outstanding ordinary shares. The interests of our directors, officers and principal shareholders could differ from the interests of our other shareholders, and they may take actions that are not in the best interest of us or our other shareholders, even if these actions are opposed by our other shareholders. As a result of the concentration of ownership, our executive officers, directors and principal shareholders could have significant influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval, such as mergers, consolidations and election of directors, and would also have the power to discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company. This significant concentration of share ownership and voting power may also adversely affect or reduce the trading price of our ADSs because investors often perceive a disadvantage in owning shares in a company with a small number of controlling shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

If we are unable to improve or maintain our sales and marketing efficiency, our business and operating results may be materially and adversely affected.

We incurred RMB25.8 million, RMB73.3 million and RMB32.0 million (US$ 4.6 million) in selling and distribution expenses in 2020, 2021 and 2022 respectively. We believe that we have been able to promote our products and services and strengthen our brand recognition cost-effectively. However, our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel. Further, we must continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our profitability to decline and materially harm our business, operating results and financial condition.

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

In addition, evolving laws and regulations concerning data privacy may result in increased regulation and different industry standards, which could increase the costs of operations or limit our activities. Regulatory requirements on cyber-security and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. According to the Data Security Law, whoever carries out data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in PRC to foreign judicial or law enforcement departments without the approval of competent PRC authorities. In Addition, the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), issued on August 20, 2021 by the SCNPC, further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Even though we have already taken necessary organizational and technical measures in accordance with applicable legal requirements to protect the safety of our network facilities and the data processed by us, we may still face risks inherent in handling and protecting large volumes of data, including protecting the data temporarily hosted in our system, detecting and prohibiting unauthorized data sharing and transfers, preventing attacks on our system by outside parties, foiling any fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or attempts by third parties to illegally obtain the data that results in any actual or perceived release of client data could damage our reputation and brand, deter current and potential clients from using our services, affect our business and results of operations, and expose us to potential legal liability.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data to overseas apply to CAC for security assessments if: (1) data processors provide important data to overseas; (2) critical information infrastructure operators or data processors process personal information of more than a million people provide personal information to overseas; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data to overseas before applying to the CAC for security assessments.

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

We are required to account for share-based compensation in accordance with IFRS 2-Share-based Payment, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of the equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. See “Note 29-Share-based payments” of our consolidated financial statements included elsewhere in annual report for additional information. We recognized share-based payment expense of RMB19.4 million, RMB53.9 million and RMB15.2 million (US$2.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. If we grant additional share options or other equity incentives in the future, our expenses associated with share-based compensation may further increase, which may have an adverse effect on our financial condition and results of operations.

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

We currently do not have international operations, but our long-term business strategy incorporates potential international expansion. Doing business internationally involves a number of risks, including:

●	limits in our ability to penetrate international markets;

●	complexities and difficulties in obtaining intellectual property protection and enforcing our intellectual property;

●	multiple conflicting and changing laws and regulations, such as privacy regulations, tax laws, economic sanctions and embargoes, employment laws and regulatory requirements, and other governmental approvals, permits and licenses;

●	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

●	difficulties in staffing and managing foreign operations;

●	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

●	increased exposure to foreign currency exchange rate risk;

●	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting trade receivables; and

●	general economic conditions in the countries in which we may operate.

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified two material weaknesses in accordance with the standards established by the PCAOB, which relates to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. To remedy our identified material weaknesses, we are in the process of adopting several measures that are expected to improve our internal control over financial reporting. See “Item 15. Disclosure Controls and Procedures-Changes In Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a management report on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ended December 31, 2022. See “Item 15. Disclosure Controls and Procedures-Management’s Annual Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. We may be unable to timely complete our evaluation testing and make required remediation. In addition, as the applicable standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

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

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA, has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations.

Our financial statements as of December 31, 2020 and 2021 and for the years then ended were audited by Ernst & Young, who are located in Hong Kong and are subject to the determinations announced by the PCAOB in December 2021 (“PCAOB Determination Report”). Consequently, we were identified as a “Commission-Identified Issuer” on June 1, 2022.

Our financial statements as of December 31, 2022 and for the year ended December 31, 2022 were audited by Yu Certified Public Accountant, an independent registered public accounting firm that is headquartered in New York, the United State. Yu Certified Public Accountant is not on such list of the PCAOB Determination Report.

On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. Accordingly, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCAA.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the Consolidated Appropriations Act, which amended the HFCAA by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ADSs will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in Internet and other related businesses. The Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “Negative List (2021 version)”) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider other than a provider for e-commerce services, domestic multi-party communications services, store-and-forward services and call center services, among others, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision, which was recently amended in 2022 by the State Council, and the amended version became effective on May 1, 2022) requires that the major foreign investor in a value-added telecommunications service provider in China obtain permissions and approvals from MIIT, which retain considerable discretion in granting permissions and approvals. The Negative List (2021 version) also prohibits foreign investment in internet news and information services, internet publishing services, internet audio-visual program services, internet culture operations (except for music), internet information services to the public (except for the contents allowed pursuant to China’s WTO commitments).

To ensure compliance with the PRC laws and regulations, our WFOEs, conduct business in China mainly through the VIEs based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs, which enable us to (i) receive substantially all of the economic benefits of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of our direct ownership in the WFOEs and the contractual arrangements with the VIEs, we are able to receive the economic benefits of the VIEs, be the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs in our consolidated financial statements, to the extent that we have satisfied the conditions for consolidation of the VIEs under the IFRS. In the opinion of our PRC counsel, Commerce & Finance Law Offices, each of these contractual arrangements is currently valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and that the PRC government may ultimately take a view contrary to the opinion of our PRC counsel.

If the contractual arrangements among our WFOEs, the VIEs and their respective shareholders are determined to be illegal or invalid, or if we or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

●	revoking the business license and/or operating license of such entities;

●	placing restrictions on our operations or our right to collect revenues;

●	imposing fines, confiscating the income from our WFOEs or VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering equity pledges made by the shareholders of the VIEs, which in turn would affect our ability to consolidate or derive economic interests from, or effectively exercise our contractual rights over the VIEs;

●	restricting or prohibiting our use of the proceeds of future public offering to finance our and the VIEs’ business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our and the VIEs’ business.

The imposition of any of these penalties could cause us to lose our right to receive the economic benefits from the VIEs and result in a material adverse effect on our ability to conduct our business. In addition, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If we are not able to restructure our ownership structure and operations in a manner satisfactory to relevant PRC regulatory authorities, our results of operations and financial condition could be materially and adversely affected. If, due to any of the above circumstances or any other events, we become unable to exercise the contractual rights over the assets and operations of our subsidiaries or the VIEs that conduct substantially all of our operations, our securities may decline in value or become worthless.

We rely on contractual arrangements with the VIEs and their shareholders for our operations in the PRC, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with substantial influence over the VIEs. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes at the management and operational level. Under the current contractual arrangements, however, we rely on the performance by the VIEs and their respective shareholders of their contractual obligations to exercise substantial influence over the VIEs. The VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner, taking other actions that are detrimental to our interests or refusing to renew their existing contractual arrangements with us. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs and their shareholders. Therefore, our contractual arrangements with the VIEs and their shareholders may not be as effective in ensuring our substantial influence over the relevant portion of our business operations as direct ownership would be. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies, including seeking specific performance or injunctive relief and claiming damages. All the agreements we have with the VIEs and their shareholders are governed by PRC law. The legal system in the PRC is not as developed as in jurisdictions such as the United States and there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. In addition, under PRC law, arbitral rulings are final as parties cannot appeal the arbitration results in courts, and if the losing party fails to carry out the arbitration awards within a prescribed time period, the prevailing party may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert substantial influence over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may, or cause the VIEs to, breach or refuse to renew our contractual arrangements with them, which would have a material adverse effect on our ability to effectively control the VIEs and receive substantially all of the economic benefits from the VIEs. For example, these shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to make payments that are due to us under the contractual arrangements on a timely basis. We cannot assure you that, when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have arrangements in place to address the potential conflicts of interest that these shareholders may have. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings to enforce our rights, which involve substantial uncertainty and may materially disrupt our business.

Failure to obtain or renew permissions or approvals or respond to any changes in government policies, laws or regulations may affect our and the VIEs’ ability to conduct or expand business.

China’s internet, private education and music licensing industries are highly regulated. We, our subsidiaries and the VIEs are required under PRC laws and regulations to obtain various government permissions or approvals in connection with the provision of our and the VIEs’ services. Applicable laws and regulations may be tightened and new laws or regulations may be introduced to impose additional government permission or approval requirements. In particular, uncertainties exist in relation to regulatory requirements regarding private education and music licensing. For example, under certain policies, we and the VIEs may be required to lower the tuition of Kukey courses in order to offer Kukey courses to the students of our collaborating kindergartens. If we, our subsidiaries and the VIEs fail to obtain and maintain permissions or approvals required for our business or respond to changes in the regulatory environment, we, our subsidiaries and the VIEs could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results and financial condition.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIEs that are material to the operation of our business.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations. The contractual arrangements contain terms that specifically obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, if the VIEs’ shareholders breach the terms of these contractual arrangements, or if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of or encumbered without our consent, we may be unable to conduct certain of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, i.e., the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. In December 2019, the State Council promulgated the Implementation Regulation on the Foreign Investment Law to further clarify relevant provisions of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law and its implementation regulation embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since the Foreign Investment Law and its implementation regulation are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be deemed as a type of indirect foreign investment activities under the definition in the future. In addition, the definition has a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. The Negative List (2021 version) stipulates that any domestic enterprise in mainland China engaging in prohibited business under the Negative List shall be subject to review by and shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject, mutatis mutandis, to the relevant administrative provisions of the PRC domestic securities investment by foreign investors. The Negative List does not further elaborate whether existing overseas listed enterprises, like us, will be subject to such requirements. Further, pursuant to the press conference held by the National Development and Reform Commission of the PRC (the “NDRC”) on January 18, 2022, the foresaid requirements shall not be applicable to domestic enterprises that seek to offer and list securities in overseas markets indirectly. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. For details, see “— The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval.”

In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

In addition, the Foreign Investment Law provides that foreign-invested enterprises established before the Foreign Investment Law came into effect may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our subsidiaries in China when such transition period ends. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIEs’ ability to transfer cash and assets, which could have a material and adverse effect on our ability to conduct business.

Under our current corporate structure, our ability to pay dividends depends upon dividends paid by our British Virgin Islands and Hong Kong subsidiaries, which in turn depends on dividends paid by our subsidiaries in China, which further depends on payments from the VIEs under the contractual arrangements. To the extent cash or assets in the business is in mainland China or Hong Kong or an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our, our subsidiaries’ or the VIEs’ ability to transfer cash and assets.

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through the contractual arrangements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIEs under the contractual arrangements may be seriously hindered. In addition, if our existing subsidiaries in China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary, the VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our WFOEs, the VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs, and there is no assurance that the PRC government will not intervene or impose restrictions on cash transfer between us, our subsidiaries and the VIEs. We may encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. The majority of our income is denominated in Renminbi, and shortage in foreign currencies may restrict our ability to pay dividends or other payment to satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of the Foreign Exchange in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. The PRC government has implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. It may continue to strengthen its capital controls and dividends and other distributions of our subsidiaries in China may be subjected to tighter scrutiny and may limit the ability of our Cayman Islands holding company, to use capital from our subsidiaries in China, which may restrict our ability to satisfy our liquidity requirements.

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends our subsidiary in China pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10% unless a tax treaty or similar arrangement provides otherwise. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes and unless a tax treaty or similar arrangement provides otherwise, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including the ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including the ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs.

Cayman Islands economic substance requirements may adversely affect our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (2021 Revision) of the Cayman Islands, or the ES Act, that first came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we have submitted filings as required under the ES Act as a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company is regarded as a “pure equity holding company,” it is only subject to reduced substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”); and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act in the future. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Our contractual arrangements with the VIEs may result in adverse tax consequences to us.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if PRC tax authorities determine that the contractual arrangements between us and the VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if any of the VIEs is required to pay late payment fees and other penalties.

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

Any foreign loan procured by our PRC subsidiaries and VIEs is also required to be registered with the SAFE or its local branches or be filed with the SAFE in its information system, and each of our PRC subsidiaries and VIEs may not procure loans which exceed either (i) the amount of the difference between their respective registered total investment amount and registered capital, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then-applicable statutory multiple, the amount of their respective audited net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental approval and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount that we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of the calculation. Any medium-or long-term loan to be provided by us to the VIEs must also be approved by the National Development and Reform Commission, or NDRC. Please see “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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

The PRC government may exert, at any time, substantial intervention and influence over the manner of our and the VIEs’ operations, and the rules and regulations to which we and the VIEs are subject, including the ways they are enforced, may change rapidly and with little advance notice to us, the VIEs or our shareholders. Any such actions by the Chinese government, including any decision to intervene or influence the operations of our subsidiaries in China or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our subsidiaries in China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to value-added telecommunications services, internet audio-video program services, taxation, foreign investment limitations, and other matters.

The PRC government may exert, at any time, substantial intervention and influence over the manner of our and the VIEs’ operations, and the rules and regulations to which we and the VIEs are subject, including the ways they are enforced, may change rapidly and with little advance notice to us, the VIEs or our shareholders. The PRC government have recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, and adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations relating to data security. The PRC government may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our subsidiaries in China and the VIEs’ compliance with such regulations or interpretations. As such, our subsidiaries in China and the VIEs may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, it is uncertain when and whether we will be required to obtain permissions or approvals from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be subsequently revoked or rescinded. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for  the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. For details, see “— The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval.”

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our subsidiaries in China or the VIEs at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our subsidiaries in China or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. We or the VIEs have not received any inquiry, notice, warning, or sanctions regarding our corporate structure, contractual arrangements, the VIEs’ operations and the offering of securities that we may make under this annual report and the applicable annual report supplement from the CSRC, the CAC or any other PRC government authorities.

The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on 31 March 2023, we shall fulfill the filing procedures with the CSRC for our future offshore offering as per requirements of the Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. We may not be able to complete the filing if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in obtaining the CSRC permission and approval for any of our offshore offerings, or a rescission of such permission and approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China, which are in large part operated and maintained by state-owned operators.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with our growing customer base. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2020, 2021 and 2022. However, we cannot assure you that the Internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our Internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the in-charge government authority be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the in-charge government authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law, we cannot assure you that the in-charge anti-monopoly law enforcement agency will not deem our past acquisition or investments to have triggered the filing requirement for anti-trust review. If we are found to implement concentration in violation of the present Law, and the concentration has or may have the effect of eliminating or restricting competition, the Anti-monopoly Law Enforcement Agency of the State Council shall order it to cease the implementation of concentration, dispose of the shares or assets within a time limit, transfer the business within a time limit and take other necessary measures to restore to the status before the concentration, and impose on it a fine of not more than 10% of its sales amount in the previous year; or impose on it a fine of not more than 5 million yuan if the concentration has no effect of eliminating or restricting competition. It may materially and adversely affect our business, financial condition and results of operations. In addition, under applicable laws, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement, are prohibited.

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

In February 2012, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of the overseas listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to meet these requirements may result in fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Stock Incentive Plans.”

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

In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by authorized personnel. Although we monitor the activities of such authorized personnel, there is no assurance that such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities, experience significant disruption to our operations and incur significant losses. If a designated legal representative obtains control of the chops in an effort to obtain substantial influence over any of our PRC subsidiaries and VIEs, we or our PRC subsidiaries and VIEs would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could have a material and adverse effect on our business and operations.

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

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. Under SAT Public Notice 7 and amended it on December 29, 2017, pursuant to which a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such an indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, PRC tax would not be applicable to the transfer by any non-resident enterprise of our ADSs acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Public Notice 37, which came into effect on December 1, 2017 and was amended on June 15,2018. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to the PRC EIT Law, the tax authority may order it to pay the tax due within a required period, and the non-resident enterprise shall declare and pay the tax within the time specified by the tax authority. If the non-resident enterprise voluntarily declares and pays tax before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

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

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of the VIEs have historically failed to promptly make social insurance and housing fund contributions in full for their employees. With respect to the outstanding social insurance contribution, we may also be subject to a late charge at the rate of 0.05% per day from the day of default and a fine of up to three times of the outstanding contribution if we are unable to make the full payments as requested by the in-charge government authority. We have not received any inquiry from relevant government authorities in this regard but if the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions, we may be subject to fines and legal sanctions and our business, financial condition and results of operations may be adversely affected. In 2020 and 2022, we did not make additional provisions. In 2021, we made provisions of RMB34,815.6 for the outstanding social insurance and housing fund contribution.

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

Our Hong Kong subsidiaries could become subject to more influence and/or control of the PRC government if the Hong Kong legal system becomes more integrated into the PRC legal system.

Certain national laws and regulations of the PRC, including but not limited to the Measures for Cybersecurity Review and other PRC regulations, are not applicable in Hong Kong, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”). However, such list of national laws and regulations that are applicable in Hong Kong can be expanded by amendment to the Basic Law. There is no assurance that (1) the Basic Law will not be further amended to apply more PRC laws and regulations in Hong Kong, or (2) the PRC and/or Hong Kong government will not take other actions to promote the integration of Hong Kong legal system into the PRC legal system. Although we do not have substantive business operations in Hong Kong, we cannot assure you that our Hong Kong subsidiaries will not be subject to more influence and/or control of the PRC government or even direct oversight or intervention from them if we expand our business in Hong Kong or the Hong Kong legal system becomes more integrated into the PRC legal system. We also cannot assure you that our Hong Kong subsidiaries will not be exposed to the similar regulatory and/or policy risks and uncertainties faced by our subsidiaries in mainland China in the future.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	our or our competitors’ announcements of new investments, acquisitions, strategic partnerships or joint ventures;

●	our or our competitors’ announcements of new services and expansions;

●	changes in financial estimates by securities analysts;

●	failure on our part to realize monetization opportunities as expected;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	detrimental negative publicity about us, our management or our competitors;

●	regulatory developments; and

●	actual or potential litigation or regulatory investigations.

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

As of the date of this annual report, Mr. He Yu, our Chief Executive Officer and Chairman of the Board, and Mr. Lung Yu, our Director, beneficially own all of our issued and outstanding Class B ordinary shares, representing 79.1% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.” Holders of our Class B ordinary shares have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership will limit your ability to influence corporate matters and may discourage, delay or prevent a change of control of our company that holders of Class A ordinary shares and ADSs may view as beneficial, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

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

We have adopted share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees-B. Compensation.” We have registered all ordinary shares that we may issue under these share incentive plans and they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchase ADSs.

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (a) at least 75% of our gross income for such year is passive income or (b) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A determination must be made after the close of each taxable year as to whether we were a PFIC for that year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year. The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or IRS, will not take a position contrary to any position that we take. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or Class A ordinary shares. See “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our second amended and restated memorandum of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands, as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies have no general rights under the Companies Act Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our second amended and restated memorandum of association allows our shareholders to inspect our register of members but only for such times and on such days as our directors shall determine upon such payment as specified therein. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Shareholder claims, including securities law class actions and fraud claims, are common in the United States and are generally difficult to pursue as a matter of law or practicability in China. For example, in China, there are significant legal and other barriers to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and other relevant authorities, no organization or individual may provide documents and materials relating to securities business activities to overseas parties. See also “-You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.”

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Our second amended and restated memorandum of association contains certain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. Our board of directors has the authority, without further action by our shareholders except as provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, relative participating, optional or special rights and qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

In January 2018, Beijing Kuke Music transferred its equity interest in Naxos China to Kuke International.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in Internet and other related business, Kuke International entered into a series of contractual arrangements with Beijing Kuke Music and its shareholders in February 2018, pursuant to which Kuke International acquired substantial influence over Beijing Kuke Music.

In February 2020, through a share swap transaction, Kuke Music Holding Limited acquired 100% equity interest in Rosenkavalier Limited, a British Virgin Islands company that indirectly owns 100% equity interest in Beijing Lecheng, which has substantial influence over BMF Culture through a series of contractual arrangements with BMF Culture and its shareholders.

As a result of our direct ownership in our WFOEs and the aforementioned contractual arrangements, we are regarded as the primary beneficiary of the VIEs, and we treat them as our consolidated affiliated entities under IFRS. We have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with IFRS.

Our principal executive offices are located at Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, China. Our telephone number is (86) 10 6561 0392. Our registered office in the Cayman Islands is located at Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

B Business Overview

We are a leading provider of classical music service platform. Our business includes classical music licensing, subscription and education services in China. Leveraging our extensive content library and deep expertise in music education, we are also a leading smart music learning service provider in China. In addition, following our acquisition of BMF in February 2020, we are one of the few companies in China with the experience and scale to organize large-scale live classical music events. With nearly 23 years of experience in the music industry, we have devoted ourselves to making classical music more accessible in China.

The classical music market in China has grown rapidly in recent years, driven by the rising popularity of classical music, the digitization of classical music content and favorable government policies. We identified this significant market opportunity early and we were one of the first classical music licensing and subscription service providers in China. Leveraging our long-standing relationships with world-renowned music labels and publishers, especially Naxos and years of music production and content acquisition efforts, we have built a library of classical music content, which consisted of approximately 2.95 million music tracks, including over 2 million tracks of traditional classical music and nearly 370,000 tracks of jazz, world, folk and other genres of music that in aggregate covered over 100,000 musicians, over 2,000 musical instruments and over 260 countries and regions, as well as nearly 3,000 video titles, nearly 500,000 spoken content tracks and over 5,000 volumes of sheet music as of December 31, 2022. The vast majority of our content offerings have been licensed to us on an exclusive basis.

We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group and NetEase Cloud Music, as well as commercial enterprises, such as film and TV production companies, airlines and smart hardware companies. Our music subscription service provides users with high-quality online and offline streaming access to our content library. Users can access our platform from our website, mobile app and smart music devices. As our encyclopedic catalog is especially suitable for educational and professional use, we have attracted a large number of universities, music conservatories, public libraries and individuals to subscribe to our service over the years. As of December 31, 2022, we had over 840 institutional subscribers, including over 500 universities and music conservatories and over 330 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

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

Our smart music learning solutions primarily comprise the offering of our proprietary Kuke smart pianos, Kuke smart music teaching systems and Kukey courses. Our Kuke smart music teaching system, which is pre-installed in our Kuke smart pianos, contains a comprehensive array of classical music content and offers real-time, individualized feedback on student performance as they practice. Kukey courses are typically small-group, beginner-level piano lessons offered through our Kuke smart pianos. Since 2022, we have started to focus more on selling smart music hardware and content to primary and secondary schools and significantly reduced the offering of Kukey courses.

Finally, as appreciation for classical music grows in China while the penetration rate of classical music learning is still very low in China comparing to developed countries, there has been a growing interest in experiencing live classical music and learning classical music for a very long time. To address this growing opportunity, we acquired BMF, which organizes the Beijing Music Festival and other influential classical music events in China. With twenty-four years of history, the Beijing Music Festival has played an indispensable role in bringing world-class classical musicians to China and offering Chinese audiences the opportunity to enjoy masterful performances in person. We believe that our live classical music events business effectively creates synergetic effects with our music content and music learning businesses, further positions us well to continuously offer differentiated value propositions to our customers through a thriving content-centric ecosystem, encompassing the entire value chain from enriching content provision to intelligent music learning services.

Our Platform

Powered by our encyclopedic classical music content offerings, we operate three music-related businesses through our platform, namely music licensing and subscription, smart music learning and live classical music events, which accounted for 40.8%, 32.4% and 26.8%, respectively, of our total revenue for the year ended December 31, 2022.

Our Content Offerings

Our rich and diverse content offerings are the foundation of our success. We had a library of classical music content, which consisted of approximately 2.95 million music tracks, nearly 3,000 video titles, nearly 500,000 spoken content tracks and over 5,000 volumes of sheet music as of December 31, 2022.

The vast majority of our content offerings have been licensed to us on an exclusive basis. In particular, we hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China. Music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2022. In addition to licensed content, we also help local artists to release albums and create educational content and have licensed certain classical music videos from rights holders.

Music recordings.

Our content library contains a wide range of standard and specialty repertoires of classical, jazz, world, folk and traditional Chinese music recordings, spanning from medieval to contemporary music. As of December 31, 2022, we had accumulated approximately 2.0 million tracks of traditional classical music and nearly 370,000 tracks of other genres of music recordings, covering the works of approximately over 100,000 musicians and over 2,000 musical instruments from over 260 countries and regions. Over the years, we have also created many award-wining music recordings, including the Contemporary Chinese Musicians collection, which features new, original symphony works created by Chinese composers, and the Sound of Nature collection, which records the indigenous music of China’s ethnic minorities. In addition, in order to meet the exacting standards of classical music fans and attract more customers, we licensed from Naxos approximately 10,000 albums of high-resolution classical music recordings in July 2020.

Videos.

As of December 31, 2022, our content library contained over 2,901 video titles of concerts, operas, ballets, plays, documentaries, interviews and behind-the-scenes footage, featuring works from the world’s most renowned opera houses, ballet companies and concert halls. In addition, we have been working with Countdown Media GmbH, one of our licensors, on children music videos.

Spoken content.

As of December 31, 2022, our spoken content contained audio versions of nearly 500,000 spoken content tracks, including best sellers and some of the world’s greatest novels, plays and poems, as well as various nonfiction history books and biographies.

Copyrighted SaaS-based music teaching and appreciation content.

We also offer copyrighted SaaS-based music teaching and appreciation content, which is available online to our subscribers, or embedded in our smart music hardware products. Such content and system included, among others, is self-developed by the company.

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

As of December 31, 2022, we had over 840 institutional subscribers, including over 500 universities and music conservatories and over 330 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

Smart Music Education

We launched our smart music learning business in October 2015, offering our proprietary Kuke smart pianos, music learning content and teaching systems to distributors for them to resell to end customers, such as primary and secondary schools. Our smart music education revenue is generated primarily from (i) sales of smart music products, which include (a) integrated Kukey smart pianos, (b) a self-developed smart teaching system installed on a network storage server, and (c) piano accessories such as professional, around ear headphones, and (ii) provision of music education classes conducted through Kukey smart pianos.

Since 2022, we have started to focus more on selling smart music hardware and content to primary and secondary schools and significantly reduced the offering of Kukey courses. In January 2022, to meet the growing demand from public schools for smart music devices, teaching systems and copyrighted music content, we entered into an equity transfer agreement to acquire a team of marketing and sales personnel experienced in promoting smart music learning solutions to primary and secondary schools. As of December 31, 2022, we had sold over 16,790 Kuke smart pianos and over 2,422 Kuke smart music teaching systems.

Live Classical Music Events

In February 2020, we acquired 100% equity interest in BMF, which organizes the Beijing Music Festival and other influential classical music events in China. We are one of the few companies in China with the experience and scale to organize large-scale classical music festivals.

BMF Culture, one of the VIEs, first became involved with the organizing of the Beijing Music Festival in 2003. Since 2005, BMF Culture has been organizing the Beijing Music Festival annually together with the Beijing Music Festival Arts Foundation. In 2019, BMF Culture and the Beijing Music Festival Arts Foundation entered into a framework agreement, pursuant to which BMF Culture undertakes most of the organizing responsibilities for the Beijing Music Festival.

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

Due to the impact of COVID-19, we have not been able to organize as many live classical music performances or invite as many overseas artists to perform at our live classical music events as we had been able to. In 2022, due to COVID-related restrictions, we were not able to fully host the 2022 Beijing Music Festival.

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

In March 2023, the Company announced an agreement to acquire a 49% equity interest of KOLO, with an option to acquire the remaining 51%.

Research and Development

We design and develop substantially all of our course materials and the functions of our Kuke smart music teaching system in-house based on our music expertise, user feedback, extensive research on market needs, content library, the requirements of various music proficiency tests, as well as input from esteemed music professionals, industry experts and content licensed from Naxos. We regularly update our Kukey courses and the functionalities of our Kuke smart music teaching system to further enhance the courses’ depth and breadth.

For the years ended December 31, 2020, 2021 and 2022, we recorded research and development expenses of RMB12.6 million, RMB27.8 million and RMB18.7 million (US$2.7 million), respectively.

Technology

As of December 31, 2022, we had a strong research and development team of 30 employees, which accounted for approximately 27.5% of our total headcount.

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

Other Intellectual Properties

As of December 31, 2022, we owned 11 patents, 84 copyrights, 57 trademarks and 44 domain names in China. As of the same date, we have applied for the registration of 81 trademarks.

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

Suppliers

Our content providers include renowned music labels, publishing houses and artists. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2022. We hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China.

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

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

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

Regulations on Production and Operation of Radio and Television Programs

In 2004, the SAPPRFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, which was most recently amended in October 2020. Pursuant to these regulations, entities engaging in the production of radio and television programs must obtain the License for Production and Operation of Radio and TV Programs from the SAPPRFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance with the approved scope as provided in their licenses. Beijing Kuke Music has obtained the License for Production and Operation of Radio and TV Programs.

Regulations on Online Publication

In 2016, the SAPPRFT and MIIT jointly promulgated the Regulations on the Administration of Online Publishing Services. It defines “online publications” as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (a) original digital works, such as pictures, maps, games and comics; (b) digital works with content that is consistent with the type of content that, prior to being released online, typically was published in offline media such as books, newspapers, periodicals, audio-visual products and electronic publications; (c) digital works in the form of online databases compiled by selecting, arranging and compiling other types of digital works; and (d) other types of digital works identified by the SAPPRFT. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services. Under the Online Publishing Regulations, Internet operators distributing online publications via the Internet are required to obtain an Online Publishing Service Permit from the SAPPRFT. Beijing Kuke Music are in the process of renewing the Online Publishing Service Permit.

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

Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, promulgated by the SAFE in 2012, which was further amended in 2015, 2018 and 2019, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of the SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In 2015, the SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which was further amended in 2019. SAFE Circular 13 has simplified the procedure of foreign exchange-related registration by (i) canceling the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment and (ii) allowing foreign exchange registrations of foreign direct investment and overseas direct investment to be handled by the banks designated by the foreign exchange authority instead of the SAFE and its branches.

The Circular on the Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, was issued by the SAFE in 2015, and it was amended in 2019 and 2022. It allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.

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

Regulations on Employment and Social Welfare

Employment

The principal regulations that govern employment and labor matters in the PRC include (i) the Labor Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress in 1994, effective in 1995 and amended in 2009 and 2018; (ii) the Labor Contract Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress in 2007 and amended in 2012; (iii) the Implementing Regulations of the Labor Contract Law of the PRC, which was promulgated by the State Council on September 18, 2008. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employers are also prohibited from forcing employees to work above a certain time limit and employers shall pay employees for overtime work in accordance with national regulations.

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

Regulations on Anti-Monopoly

The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and was amended in 2022, and the Guiding Opinions of the State Administration for Market Regulation on the Declaration of Concentration of Business Operators (2018 Revision) require that the anti-monopoly agency under the State Council shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

Pursuant to the Provisions on the Review of Concentrations of Undertakings, which was promulgated by the the State Administration for Market on March 10 2023 and became effective on 1 April 2023, the term "concentration of undertakings" refers to (i) the merger of undertakings; (ii) acquiring control over other undertakings by virtue of acquiring their equities or assets; or (iii) acquiring control over other undertakings or the ability to exert decisive influence on other undertakings by virtue of contract or any other means.

Where an undertaking implements concentration in violation of Anti-Monopoly, and the concentration has or may have the effect of eliminating or restricting competition, the Anti-monopoly Law Enforcement Agency of the State Council shall order it to cease the implementation of concentration, dispose of the shares or assets within a time limit, transfer the business within a time limit and take other necessary measures to restore to the status before the concentration, and impose on it a fine of not more than 10% of its sales amount in the previous year; or impose on it a fine of not more than 5 million yuan if the concentration has no effect of eliminating or restricting competition.

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

C Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with significant subsidiaries and VIEs in China, Hong Kong and other jurisdictions. The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and VIEs as of December 31, 2022.

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

Contractual Arrangements with The VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, Internet audio-video program services and certain other businesses. We are a company incorporated in the Cayman Islands. Kuke International and Beijing Lecheng, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we currently conduct our business in the PRC mainly through the VIEs based on a series of contractual arrangements. These contractual arrangements enable us to (i) exercise substantial influence over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, (iii) and have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and, therefore, have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with IFRS.

The following is a summary of the currently effective contractual arrangements by and among each of our WFOEs, each of the VIEs and their respective shareholders.

Agreements That Provide Us with Substantial influence over The VIEs

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

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreement entered into among Kuke International, Beijing Kuke Music and its shareholders, the shareholders of Beijing Kuke Music have pledged all of their respective equity interest in Beijing Kuke Music to guarantee the performance of the obligations by, and the representations, undertakings, and warranties provided by, Beijing Kuke Music and its shareholders under the exclusive consulting service agreement, exclusive intellectual property rights licensing agreement, exclusive option agreement and power of attorney (together with the equity interest pledge agreement, the “Cooperation Agreements”). In the event of a breach by Beijing Kuke Music or any of its shareholders of contractual obligations under the Cooperation Agreements, Kuke International, as pledgee, will have the right to dispose of the pledged equity interests in Beijing Kuke Music and will have priority in receiving the proceeds from such disposal. Beijing Kuke Music and its shareholders also undertake that, without the prior written consent of Kuke International, the shareholders of Beijing Kuke Music will not create or allow any encumbrance on the pledged equity interests. As of the date of this annual report, the shareholders of the VIEs have completed the registration of their equity interest pledge.

Beijing Lecheng, BMF Culture and its shareholders have also entered into an equity interest pledge agreement, the terms of which are substantially similar to the equity interest pledge agreement described above, except that the relevant Cooperation Agreements do not include an exclusive intellectual property rights licensing agreement.

Agreements That Allow Us to Receive Economic Benefits from The VIEs

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

Agreements That Provide Us with the Option to Purchase the Equity Interest in The VIEs

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

In addition, the spouse of certain shareholders of each of the VIEs, where applicable, has signed an undertaking (collectively, the “Spouse Undertakings”) to the effect that, among others, (i) the shares of the relevant VIE held and to be held by each of the shareholders do not fall within the scope of communal properties, and (ii) he or she waives any rights or interests that may be granted to him or her under the applicable laws of any jurisdictions, and he or she undertakes not to claim such rights or interests. The spouse of certain shareholders of each of the VIEs, where applicable, has also consented to the arrangement of any equity interest held by his or her spouse under the Exclusive Option Agreement, the Exclusive Consulting Service Agreement, the Exclusive Intellectual Property Rights Agreement, where applicable, the Equity Interest Pledge Agreement and the Power of Attorney. In the opinion of Commerce & Finance Law Offices, our PRC counsel:

●	the ownership structures of the VIEs in the PRC and our WFOEs, are not in violation of applicable PRC laws and regulations currently in effect; and

●	the contractual arrangements among our WFOEs, the VIEs and their shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D Property, Plants and Equipment

Our principal executive offices are located in leased office space from a third party at Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, China, which occupy approximately a total of 3,016 square meters. We do not own any facilities of our own. We believe that these facilities are generally adequate to meet our current needs.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A Operating Results

Key Factors Affecting Our Results of Operations

Our business and results of operations are influenced by general factors affecting the industries and markets where we operate, which include:

●	the overall economic growth in China;

●	the growth of the classical music licensing and subscription market, smart music learning market and live classical music events market in China;

●	governmental policies and the regulatory environment for industries in which we operate; and

●	disease, global or localized health pandemic or epidemic or a similar public health threat, or the fear of such an event.

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

 Ability to manage our costs and operating expenses effectively

Our ability to manage and control our costs and expenses while continuing to grow our business is critical to the success of our business. Our cost of sales decreased by 22.4% from RMB126.0 million in 2021 to RMB 97.8 million (US$14.2 million) in 2022, and our cost of sales as a percentage of our revenue increased from 42.6% to 85.0% during the same period. Our ability to manage and control cost of sales depends on, to a significant extent, content costs and hardware costs. Our total operating expenses increased by 297.1% from RMB 229.1 million in 2021 to RMB909.6 million (US$131.9 million) in 2022, and our total operating expenses as a percentage of our revenue increased from 77.4% to 790.2% during the same period. We expect our operating expenses to increase due to the expansion of our business and the additional costs and expenses associated with becoming a public company. As our business model is highly scalable, we expect that the growing scale of our business will position us well to continue to improve our cost efficiency.

The COVID-19 pandemic

Beginning in January 2020, the COVID-19 pandemic and governmental measures imposed to contain its spread have disrupted and are expected to continue to affect our business. For example, postponed school and kindergarten reopenings caused the sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems and our institutional music subscription services to decline in 2020, 2021 and 2022. In addition, stay-at-home orders and prohibition of public gatherings have caused us to cancel the production of many on-ground, live classical music events. The general population’s fears regarding contracting COVID-19 alslo resulted in decreased ticket sales and sponsorship fees. Through online streaming of live classical music performances and additional pre-recorded performances, most of which are available to registered users of the BMF Club app for free, we have attracted new sponsors; however, we have also incurred higher content costs and IT expenditures associated with the streaming of these content. As COVID-19 has been gradually contained in China, sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems, institutional music subscription services and licensing services have recovered, and we were able to resume organizing live classical music events.

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

While COVID-related restrictions have largely been lifted in China, the ultimate impact of the COVID-19 pandemic on our business and results of operations is still unknown and will depend on its future developments, which are highly uncertain and cannot be predicted with confidence.

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	76,583	47.0%	100,454	33.9%	46,966	6,809	40.8%
Smart music learning	58,784	36.1%	118,061	39.9%	37,243	5,400	32.4%
Live classical music events	27,514	16.9%	77,382	26.2%	30,906	4,481	26.8%
Total	162,881	100.0%	295,897	100.0%	115,115	16,690	100.0%

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	(8,725)	19.7%	(18,195)	14.4%	(25,029)	(3,629)	25.6%
Smart music learning	(17,319)	39.1%	(43,548)	34.6%	(45,010)	(6,526)	46.0%
Live classical music events	(18,237)	41.2%	(64,283)	51.0%	(27,765)	(4,025)	28.4%
Total	(44,281)	100.0%	(126,026)	100.0%	(97,804)	(14,180)	100.0%

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

	For the Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and distribution expenses	(25,808)	20.5%	(73,263)	32.0%	(32,033)	(4,644)	3.4%
Administrative expenses	(65,018)	51.6%	(132,237)	57.7%	(69,030)	(10,008)	7.6%
Impairment losses on financial assets, Net	(35,240)	27.9%	(20,653)	9.0%	(99,634)	(14,446)	11.0%
Other operating expenses	(18)	—%	(2,904)	1.3%	(1,661)	(241)	0.2%
Other losses	—	—	—	—	(707,237)	(102,540)	77.8%
Total	(126,084)	100.0%	(229,057)	100.0%	(909,595)	(131,879)	100.0%

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

Other losses

Our other losses primarily include impairment of inventories, impairment of property, plant and equipment, impairment of intangible assets and impairment of goodwill

Finance Costs

Our finance costs consist primarily of loan interest and interest expense on lease liabilities.

Results of Operations

The following table sets forth a summary of the combined statements of profit or loss and other comprehensive income for the years indicated

	For the Years Ended December 31
	2020	2021	2022
	Kuke Music
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	162,881	295,897	115,115	16,690
Cost of sales	(44,281)	(126,026)	(97,804)	(14,180)
Gross profit	118,600	169,871	17,311	2,510
Other income, net	4,385	8,700	7,659	1,110
Selling and distribution expenses	(25,808)	(73,263)	(32,033)	(4,644)
Administrative expenses	(65,018)	(132,237)	(69,030)	(10,008)
Impairment losses on financial assets, net	(35,240)	(20,653)	(99,634)	(14,446)
Other losses	—	—	(707,237)	(102,540)
Other operating expenses	(18)	(2,904)	(1,661)	(241)
Operating loss	(3,099)	(50,486)	(884,625)	(128,259)
Share of loss of a joint venture	(9)	(491)	—	—
Change in fair value of equity investment at fair value through profit or loss	—	—	(1,000)	(145)
Finance costs	(10,105)	(7,684)	(4,848)	(703)
Finance income	1,621	79	34	5
Loss before tax	(11,592)	(58,582)	(890,439)	(129,102)
Income tax expense	(3,622)	(1,035)	(6,468)	(938)
Loss for the year and total comprehensive loss for the year	(15,214)	(59,617)	(896,907)	(130,040)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our total revenue decreased by 61.1% from RMB296.0 million in 2021 to RMB115.2 million (US$16.7 million) in 2022, primarily as a result of the negative impact of COVID-19.

Our licensing and subscription revenue decreased by 53.2% from RMB100.5 million in 2021 to RMB47.0 million (US$6.8 million) in 2022, primarily due to weaker demand from customers.

Our smart music learning revenue decreased by 68.5% from RMB118.1 million in 2021 to RMB37.3 million (US$5.4 million) in 2022, as we began to pivot from providing smart music education to students to sales of smart music products.

Our live classical music events revenue decreased by 60.1% from RMB77.4 million in 2021 to RMB30.9 million (US$4.5 million) in 2022, primarily due to the negative impact of COVID-19.

Cost of sales

Our cost of sales decreased by 22.4% from RMB126.0 million in 2021 to RMB97.8 million (US$14.2million) in 2022, primarily due to the decreased cost incurred by BMF as a result of COVID-related restrictions.

Our cost of sales for licensing and subscription increased by 37.6% from RMB18.2 million in 2021 to RMB25.0 million (US$3.6 million) in 2022, primarily due to increased amortization from the newly purchased copyright resources in 2021.

Our cost of sales related to smart music learning increased by 3.4% from RMB43.5 million in 2021 to RMB45.0 million (US$6.6 million) in 2022 in connection with our recent pivot from providing smart music education to students to sales of smart music products,

Our cost of sales for live classical music events significantly decreased by 56.8% from RMB64.3 million in 2021 to RMB27.8 million (US$4.0 million) in 2022, as a result of COVID-related restrictions on music festivals.

Gross profit

As a result of the foregoing, our gross profit decreased by89.8% from RMB169.9 million in 2021 to RMB17.3 million (US$2.5 million) in 2022. In particular, our gross profit from licensing and subscription decreased by73.3% from RMB82.3 million in 2021 to RMB22.0 million (US$3.2 million) in 2022. Our gross profit from smart music learning decreased by 110.4% from RMB74.5 million in 2021 to RMB7.8 million (US$1.1 million) in 2022. Our gross profit from live classical music events decreased by 76.0% from RMB13.1 million in 2021 to RMB3.1 million (US$0.4 million) in 2022.

Other income

Our other income decreased by 12.0% from RMB8.7 million in 2021 to RMB7.7 million (US$1.1 million) in 2022, primarily due to the decrease of bad debt recovery in 2022.

Selling and distribution expenses

Our selling and distribution expenses decreased by 56.3% from RMB73.3 million in 2021 to RMB32.0 million (US$4.6 million) in 2022, primarily attributable to decreased promotion expenses due to the contraction of kindergarten business.

Administrative expenses

Our administrative expenses decreased by 47.8% from RMB132.2 million in 2021 to RMB69.0 million (US$10.0 million) in 2022, primarily attributable to decreased share-based compensation expenses.

Impairment losses on financial assets

Our impairment losses on financial assets increased from RMB20.7 million in 2021 to RMB99.6 million (US$14.4 million) in 2022, primarily due to increased provision of bad debt.

Operating (loss) profit

As a result of the foregoing, we recorded operating loss of RMB884.6million (US$ 128.3 million) in 2022, compared to operating loss of RMB50.5 million in 2021.

Finance costs

Our finance costs decreased by 36.9% from RMB7.7 million in 2021 to RMB4.8 million (US$0.7 million) in 2022, primarily due to a decrease in interest-bearing loans.

Finance income

Our finance income decreased by 57.0% from RMB0.1 million in 2021 to RMB34 thousand (US$4.9 thousand) in 2022, primarily attributable to a decrease in current deposit.

Income tax expense

We recorded income tax expenses of RMB1.0 million in 2021 and income tax benefit RMB6.5 million (US$0.9 million) in 2022, as a result of derecognizing deferred tax assets due to increasing loss.

Loss for the year

As a result of the foregoing, we recorded loss of RMB896.9million (US$130.0 million) in 2022, compared to loss of RMB59.6 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our total revenue increased by 81.7% from RMB162.9 million in 2020 to RMB296.0 million in 2021, primarily as a result of strong growth of our three music-related businesses.

Our licensing and subscription revenue increased by 31.2% from RMB76.6 million in 2020 to RMB100.5 million in 2021, primarily due to the increased customer portfolio and contract amount.

Our smart music learning revenue increased by 100.8% from to RMB58.8 million in 2020 to RMB118.1 million in 2021, primarily due to the increases in the number of collaborating kindergartens and subscribing students, and the increased sales of smart music learning products.

Our live classical music events revenue increased by 181.2% from RMB27.5 million in 2020 to RMB77.4 million in 2021, primarily due to revenues from the marketing, planning and execution services for live music events in China, and a newly-launched smart music learning hardware product.

Cost of sales

Our cost of sales increased by 184.6% from RMB44.3 million in 2020 to RMB126.0 million in 2021.

Our cost of sales for licensing and subscription increased by 108.5% from RMB8.7 million in 2020 to RMB18.2 million in 2021 primarily due to a change in profit sharing policy with music content providers.

Our cost of sales related to smart music learning increased by 151.4% from RMB17.3 million in 2020 to RMB43.5 million in 2021, primarily due to the increased investment in our smart music learning business as a result of economic recovery under the COVID-19 pandemic alleviation.

Our cost of sales for live classical music events increased by 252.5% from RMB18.2 million in 2020 to RMB64.3 million in 2021, which was in line with increased revenues driven by the significant growth in our live classical music events business.

Gross profit

As a result of the foregoing, our gross profit increased by 43.2% from RMB118.6 million in 2020 to RMB169.9 million in 2021. In particular, our gross profit from licensing and subscription increased by 21.2% from RMB67.9 million in 2020 to RMB82.3 million in 2021.Our gross profit from smart music learning increased by 79.7% from RMB41.5 million in 2020 to RMB74.5 million in 2021. Our gross profit from live classical music events increased by 41.2% from RMB9.3 million in 2020 to RMB13.1 million in 2021.

Other income

Our other income increased by 98.4% from RMB4.4 million in 2020 to RMB8.7 million in 2021, primarily due to the bad debt recovery and the increase in our government grants during the period.

Selling and distribution expenses

Our selling and distribution expenses increased by 183.9% from RMB25.8 million in 2020 to RMB73.3 million in 2021, primarily attributable to increased expenses to promote our brands and products, and increased tuition fees and institutional subscription fees shared with distributors.

Administrative expenses

Our administrative expenses increased by 103.4% from RMB65.0 million in 2020 to RMB132.2 million in 2021, primarily attributable to increased share-based compensation expenses.

Impairment losses on financial assets

Our impairment losses on financial assets decreased by 41.4% from RMB35.2 million in 2020 to RMB20.7 million in 2021, primarily due to the settlement of our trade receivables as a result of the improvement of our trade receivable management and the prudent credit policy.

Operating (loss) profit

As a result of the foregoing, we recorded operating loss of RMB50.5 million in 2021, compared to operating loss of RMB3.1 million in 2020.

Finance costs

Our finance costs decreased by 24.0% from RMB10.1 million in 2020 to RMB7.7 million in 2021, primarily due to the decrease in interest on loans and borrowings, the interest on lease liabilities, resulting from the decreased interest-bearing loans and borrowings, and the decreased lease liabilities.

Finance income

Our finance income decreased by 95.1% from RMB1.6 million in 2020 to RMB0.1 million in 2021, primarily attributable to the decrease in interest income on loans receivable, as a result of the decreased loan receivable.

Income tax expense

We recorded income tax expenses of RMB3.6 million in 2020 and RMB1.0 million in 2021, as a result of the decrease in our profit before taxation during the period.

Loss for the year

As a result of the foregoing, we recorded loss of RMB59.6 million in 2021, compared to loss of RMB15.2 million in 2020.

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

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. For the three years ended December 31, 2022, Beijing Kuke Music is eligible for the preferential enterprise income tax rate of 15% available to HNTEs. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are also subject to VAT at the rates of 6%, 13%, 16% and 17% in accordance with PRC laws.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Note 2.4 Changes in accounting policies and disclosures” of our consolidated financial statements included elsewhere in this annual report.

B Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2020, 2021 and 2022, our cash and cash equivalents were RMB25.7 million, RMB59.0 million and RMB5.4 million (US$0.8 million), respectively, consisting of cash on hand and demand deposits.

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

The following table sets forth a summary of our cash flows for the periods presented.

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statement of Cash Flows:
Net cash flows from operating activities	26,287	64,690	(26,479)	(3,838)
Net cash flows (used in) investing activities	(121,337)	(291,205)	(38,476)	(5,579)
Net cash flows from financing activities	97,759	259,841	11,335	1,643
Net increase/(decrease) in cash and cash equivalents	(2,709)	33,326	(53,620)	(7,774)
Cash and cash equivalents at the beginning of the year/period	23,010	25,719	59,045	8,561
Cash and cash equivalents at the end of the year/period	25,719	59,045	5,425	787

Operating Activities

Net cash flows generated from operating activities for the year ended December 31, 2022 was RMB26.5 million (US$3.8 million). The difference between our loss before tax of RMB890.4 million (US$129.1 million) and the net cash used in operating activities was primarily due to (i) an adjustment of RMB859.0 million (US$124.6 million) in non-cash items, which primarily consists of impairment of trade receivables, impairment of property, plant and equipment, impairment of intangible assets and impairment of inventories and impairment of goodwill and share-based payment expenses and depreciation and amortizations; and (ii) an increase of RMB2.1 million (US$0.3 million) in working capital. Changes in working capital for the year ended December 31, 2022 primarily consist of a decrease of RMB4.5 million (US$0.7 million) in trade payables, which is primarily due to repayment of loans.

Net cash flows generated from operating activities for the year ended December 31, 2021 was RMB64.7 million. The difference between our loss before tax of RMB58.6 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB97.8 million in non-cash items, which primarily consists of impairment of trade receivables, share-based payment expenses and depreciation and amortizations; and (ii) an increase of RMB24.0 million in working capital. Changes in working capital for the year ended December 31, 2021 primarily consist of an increase of RMB52.0 million in trade receivables, which is primarily due to an increase in collection of trade receivables.

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

Investing Activities

Net cash flows used in investing activities was RMB38.5 million (US$5.6 million) for the year ended December 31, 2022, primarily due to the purchase of intangible assets of RMB42.4 million (US$6.1 million).

Net cash flows used in investing activities was RMB291.2 million for the year ended December 31, 2021, primarily due to the purchase of intangible assets of RMB234.8 million and purchase of property, plant and equipment of RMB58.0 million.

Net cash flows used in investing activities was RMB121.3 million for the year ended December 31, 2020, primarily due to the purchase of intangible assets of RMB106.1 million, an advance to a related party of RMB18.5 million and purchase of property, plant and equipment of RMB10.1 million, partially offset by repayment from related parties of RMB17.4 million.

Financing Activities

Net cash flows generated from financing activities was RMB11.3 million (US$1.6 million) for the year ended December 31, 2022, primarily due to proceeds from bank borrowings of RMB30.0 million (US$4.3 million).

Net cash flows generated from financing activities was RMB259.8 million for the year ended December 31, 2021, primarily due to issuance of ordinary shares of RMB293.0 million and proceeds from bank borrowings of RMB10.0 million.

Net cash flows generated from financing activities was RMB97.8 million for the year ended December 31, 2020, primarily due to issuance of ordinary shares of RMB90.4 million and proceeds from bank borrowings of RMB10.0 million.

Capital Expenditures

Our capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets, deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary. Our capital expenditures were RMB159.5 million, RMB295.5 million and RMB46.4 million (US$6.7 million) in 2020, 2021 and 2022, respectively. We will continue to make capital expenditures to support the growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2022:

	Payment Due by December 31, 2022
	On Demand	Less than 1 year	More than 1 year	Total
			(RMB in thousands)
Interest-bearing loans and borrowings	30,000	42,680	—	72,680
Lease liabilities	—	4,194	5,032	9,226
Trade payables	—	35,012	—	35,012
Due to a shareholder	325	—	—	325
Due to a related party	—	488	—	488
Other payables and accruals	—	12,046	—	12,046

Other than those shown above, we have certain capital and other commitments as of December 31, 2022. See “Note 30-Commitments” for our commitments.

Holding Company Structure

Kuke Music Holding Limited is a holding company that conducts its operations primarily through the VIEs and their subsidiaries, all of which are incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

As a result of these and other restrictions under the PRC laws and regulations, our WFOEs and the VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The amounts restricted include the paid-up capital and the statutory reserve funds of our WFOEs and VIEs, totaling RMB3.2 million, RMB3.2 million and RMB3.2 million (US$0.5 million) as of December 31, 2020, 2021 and 2022, respectively. Even though we currently does not require any such dividends, loans or advances from our WFOEs and the VIEs for working capital and other funding purposes, we may in the future require additional cash resources from our WFOEs and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders. See “Item 3. Key Information-Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.”

C Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company-B. Business Overview-Research and Development” and “-Intellectual Property”.

D Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We prepare our consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements included elsewhere in this annual report. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements-Note 2 Significant Accounting Policies”.

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

Annual goodwill impairment assessment performed at Dec 31, 2022

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

At December 31, 2022, goodwill acquired through the above business combinations is allocated to the three CGUs known as “Subscription and licensing business” “Smart music learning business” and “Music events and performances business” for impairment testing. We performed quantitative assessments for each of the three CGUs. These quantitative assessments resulted in impairment of RMB1,610 allocated to “Subscription and licensing business” and impairment of RMB235,615 allocated to “Music events and performances business”.

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

The sensitivity analyses on the budgeted cash flows and discount rate assumptions are described below. These key assumptions utilized in the value-in-use calculation require significant management judgment:

- Budgeted cash flows - the basis used to determine the budgeted cash flows is based on management’s expectation of the business development. These projections are consistent with the Company’s operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the recoverable amount of each CGU.

The growth rates assumed an increase in revenue because of new customer acquisition or growth in sales from existing customers. Beyond five years, a terminal growth rate was determined based on management’s expectation of the long-term forecast growth rate of the business. A sensitivity analysis of the revenue growth rates was performed on both CGUs. Except for those already fully impaired, for the CGU of “Smart music learning business”, a rise in the pre-tax discount rate to 24.88% (i.e., +10.41%) in the smart music learning business CGU would result in impairment.

Discount rate - the discount rate used is before tax and reflects specific risks relating to the relevant unit. The discount rate is used to discount each CGU’s estimated future cash flows. Except for those already fully impaired, a rise in the pre-tax discount rate to 24.88% (i.e., +10.41%) in the smart music learning business CGU would result in impairment.

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

A sensitivity analysis of the overall ECL rate was performed on trade receivables as of December 31, 2022. An increase of 10% in the expected loss rate for all categories of trade receivables except for those already fully impaired would result in additional ECL provision of RMB0.98 million for the year ended December 31, 2022.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
He Yu	49	Chief Executive Officer and Chairman of the Board
Lung Yu	58	Director
Yu Chen	49	Director
Xingping Zuo	57	Director
Peixian Tan	40	Director
Bin Yu	52	Independent Director
Jia Li	54	Independent Director
Li Sun	46	President
Xiao Ruojun	51	Financial Vice President

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

Mr. Jia Li has served as our Director since September 2022. Mr. Li is an expert of media and communications in China. He has been serving as the Chief Strategy Officer and executive director of Chuanglian Holdings Limited (2371.HK) since 2013, after he joined the company as the head of marketing and operation in 2011. From 2009 to 2010, Mr. Li served as Deputy General Manager at Beijing CRI Glory Advertising Co., Ltd. From 2004 to 2009, Mr. Li held various managerial positions at multiple advertisement companies in Beijing. Mr. Li holds a bachelor’s degree from Capital Medical University and master’s degree from Nagasaki University.

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

Mr. Xiao Ruojun has served as our Financial Vice President since February 2023. Prior to joining us, Mr. Xiao is a Chartered Professional Accountant (CPA) and has over 20 years of financial management working experience. Mr. Xiao has worked in financial management roles at various companies, such as MCCS Group Shanghai, Glorious Property and Sichuan Tianfu Bank, etc. Mr. Xiao received an associate’s degree in accounting from University of Shanghai for Science and Technology in 1996.

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

B Compensation

For the year ended December 31, 2022, we paid an aggregate of RMB4.8 million (US$0.7 million) in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee

Our audit committee consists of Bin Yu and Jia Li, and is chaired by Bin Yu. Bin Yu and Jia Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Bin Yu qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management, our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	handling such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Jia Li and He Yu and is chaired by Jia Li. Jia Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other executive officers;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Jia Li, Bin Yu and He Yu, and is chaired by Jia Li. Jia Li and Bin Yu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

D Employees

As of December 31, 2020, 2021 and 2022, we had 132, 173 and 118 full-time employees, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2022.

	As of December 31, 2022
	Number	% of Total
Operations	21	17.8%
Sales and marketing	39	33.05%
Research and development	33	27.97%
Management and administration	25	21.19%
Total	118	100.0%

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

E Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report, by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on (i) 21,785,625 Class A ordinary shares and 8,281,098 Class B ordinary shares outstanding on an as-converted basis outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership*	% of Aggregate Voting Power***
Directors and Executive Officers†:
He Yu(1)	-	5,914,297	19.7%	56.	5%
Lung Yu(2)	-	2,366,801	7.8%	22.6%
Yu Chen	-	-	-	-
Xingping Zuo(3)	4,201,335	-	13.97%	4.0%
Peixian Tan(4)	*	-	*	*
Li Sun	-	-	-	-
Xiao Ruojun	-	-	-	-
All Directors and Executive Officers as a Group	4,201,335	8,281,098	41.5%	83.2%
Principal Shareholders:
Lebon Holding Limited(5)	-	4,793,620	15.9%	45.8%
Musence Limited(6)	4,201,335	-	14.0%	4.0%
Jianmin Jin(7)	3,299,442	-	11.0%	3.2%
Supertonic Limited(8)	-	1,867,801	6.2%	17.9%
Eichent Limited(9)	1,643,511	-	5.5%	1.6%
Million Profit International Holdings Limited(10)	1,499,423	-	5.0%	1.4%
China Cultural and Entertainment Fund L.P(11)	1,359,651	-	4.5%	1.3%

Notes:

*	Less than 1%.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding as of the date of this annual report and (ii) the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, 100024, People’s Republic of China.

(1)	Represents 4,793,620 Class B ordinary shares held by Lebon Holding Limited, a British Virgin Islands company wholly owned by Mr. He Yu, and 1,120,677 Class B ordinary shares held by FutureMuse Limited, a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited and FutureMuse Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents 499,000 Class B ordinary shares directly held by Mr. Lung Yu and 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 98,548 Class A ordinary shares held by NBAMF HOLDING LIMITED, a British Virgin Islands company wholly owned by Mr. Peixian Tan. The registered address of NBAMF HOLDING LIMITED is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 4,793,620 Class B ordinary shares held by Lebon Holding Limited, a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents 2,282,428 Class A ordinary shares held by Huaqiang Capital Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, 747,118 Class A ordinary shares held by Huayin Culture Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, and 269,896 Class A ordinary shares held by Million Profit International Holdings Limited through Rich International Development Limited, a Hong Kong company wholly owned by Mr. Jianmin Jin. The registered address of Huaqiang Capital Limited, Huayin Culture Limited and Rich International Development Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Rich International Development Limited is 14/F, Chun Wo Commercial Centre, 25 Wing Wo Street, Central, Hong Kong.

(8)	Represents 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(9)	Represents 1,643,511 Class A ordinary shares held by Eichent Limited, a British Virgin Islands company wholly owned by Mr. Liping Qiu. The registered address of Eichent Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(10)	Represents 1,499,423 Class A ordinary shares held by Million Profit International Holdings Limited, a Hong Kong company controlled by Mr. Huiming Jin. The registered address of Million Profit International Holdings Limited is Unit 1702B, 17/F, Fortress Tower, 250 King’s Road, North Point Hong Kong.

(11)	Represents 1,359,651 Class A ordinary shares held by China Cultural and Entertainment Fund L.P, a Cayman Islands exempted limited partnership controlled by Syzygy Partner (Cayman) Limited. The registered address of China Cultural and Entertainment Fund L.P is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

To our knowledge, as of April 30, 2023, a total of 7,193,889 Class A ordinary shares were held by one record holder in the United States, which represents approximately 24.3% of our total issued and outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company-C. Organizational Structure.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation.”

Transactions with Other Related Parties

On June 1, 2019, Beijing Kuke Music and BMF Culture entered into a lease agreement, pursuant to which Beijing Kuke Music subleased parts of the office space it leased from a third party to BMF Culture. The total rental expenses arising from the lease agreement in 2019 was RMB0.5 million, which was settled in December 2019. Beijing Kuke Music and BMF Culture entered into another lease agreement for calendar year 2020 for a consideration of RMB1.1 million, and of which RMB 0.6 million (US$91.0 thousand) has not been settled as of December 31, 2022.

On October 28, 2020, we entered into a loan agreement with a company controlled by our Chief Executive Officer and Chairman of the Board He Yu, Shigoo Limited, pursuant which we borrowed a one-year loan of RMB7.2 million from Shigoo Limited on an interest-free basis. The loan was repaid in January 2021.

On September 11, 2020, we entered into a loan agreement with Shanghai Xuanshi Culture Communication Co., Ltd. (“Shanghai Xuanshi”), a company of which we hold 50% equity interests, pursuant to which we lent a one-year loan of RMB1.1 million to Shanghai Xuanshi on an interest-free basis. In addition, on February 1, 2021, we lent another one-year loan of RMB0.9 million to Shanghai Xuanshi on an interest-free basis. As of December 31, 2022, the loan of RMB2 million (US$0.3 million) in aggregate due from Shanghai Xuanshi has been recognized as a bad debt following the annulment of Shanghai Xuanshi due to the impact of COVID-19.

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

Our board of directors (“Board”) has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities-D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. Dollars.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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

Shareholders’ general meetings may be convened by a majority of our board of directors, the chairman of the board of directors or any director, where required to give effect to a requisition validly received by the Company under our second amended and restated memorandum and articles of association. Advance notice of at least ten days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholder(s) present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Under our second amended and restated memorandum and articles of association, shareholders may not propose any resolution or other business for consideration and voted upon except by way of requisition of a general meeting of our company.

Transfer of Ordinary Shares. Subject to the restrictions and conditions set out in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, which shall be executed by or on behalf of the transferor and, if the directors so require, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class) shall only be materially adversely varied with the sanction of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu therewith.

Issuance of Additional Shares. Subject to the Companies Act, our second amended and restated memorandum and articles of association and the application rules of the New York Stock Exchange, our board of directors is empowered to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Except as otherwise provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares may inspect our register of members for such times and on such days as our board of directors shall determine. We will also provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company, except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

D Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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

PRC Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

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

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

This discussion applies only to a United States Holder (as defined below) that holds our ADSs or Class A ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

●	Banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons that use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons whose functional currency is other than the United States dollar;

●	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our total voting power or value;

●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities;

●	persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

●	persons that held, directly, indirectly or by attribution, ADSs or ordinary shares or other ownership interests in us prior to our initial public offering that closed on January 14, 2021.

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (as defined under the Code) have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

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

Under a published IRS Notice, common shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our Class A ordinary shares). Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying Class A ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay on our Class A ordinary shares that are represented by our ADSs, but not on our Class A ordinary shares that are not so represented, will be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year). In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “-PRC Taxation”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC or, the Treaty. If we are eligible for such benefits, then dividends that we pay on our Class A ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year).

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

Any gain or loss that you recognize on a disposition of our ADSs or Class A ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our ADSs or Class A ordinary shares (see “-PRC Taxation”), then a United States Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

We will be treated as a PFIC for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

●	at least 75% of our gross income for such year is passive income; or

●	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, because we exercise substantial influence over the operation of such entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), the nature and composition of our income and assets would change and we may be more likely to be treated as a PFIC for one or more taxable years.

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

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition (including a pledge) of the ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares;

●	the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and

●	the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

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

J Annual Report to Security Holders

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

Fees and Charges Our ADS Holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
●	Distribution of cash dividends	Up to US$0.05 per ADS held
●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
●	Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
●	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we did not receive such reimbursement from the depositary.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association” for a description of the rights of shareholders, which remain unchanged.

E Use of Proceeds

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2022. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective due to the material weaknesses in our internal control over financial reporting related to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.

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

Changes In Internal Control Over Financial Reporting

In preparing our consolidated financial statements as of and for the year ended December 31, 2021 included in our annual report on Form 20-F for the year ended December 31, 2021, we identified two material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB. The identified material weakness arose from the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and lack of sufficient controls in calculating the expected credit loss on financial assets.

We have implemented measures in 2021 and 2022 to remediate the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules material weakness and lack of sufficient controls in calculating the expected credit loss on financial assets, including (i) we plan to hire additional personnel with SEC reporting experience; (ii) we improved the financial reporting and consolidation process by incorporating IFRS adjustments and disclosure requirements into our quarterly financial reporting and consolidation process; (iii) providing internal and external trainings to finance personnel through ongoing training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations; and (iv) forming a working group comprising of senior management to review and improve internal control procedures.

The implementation of the foregoing measures has not remediated our material weaknesses relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of IFRS and SEC rules and lack of sufficient controls in calculating the expected credit loss on financial assets. Therefore, our management concluded that the above material weaknesses still existed as of December 31, 2022.

In order to remediate the existing material weaknesses, we intend to implement a number of measures to address the material weaknesses identified, including (i) recruiting additional experienced personnel with relevant experience working on IFRS and SEC reporting; (ii) further improving and implementing our accounting policy manual for our accounting and financial reporting personnel for transactions level and period-end closing processes; (iii) enhancing the management function to oversee the calculation of the expected credit loss; and (iv) implementing additional monitoring control over the calculation of the expected credit loss. However, we cannot assure you that these measures may fully address or remediate the material weaknesses and control deficiencies. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-If our internal control and procedures over financial reporting are not effective, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young and Yu Certified Public Accountant, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2021	2022
Audit fees(1)	RMB 5,447,000	RMB 3,172,712
Audit-related fees(2)	-	RMB 413,832

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young and Yu Certified Public Accountant, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. We have a written policy on the engagement of an external auditor.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from June 28, 2021 to December 31, 2021:

Period(1)	Total Number of ADSs Purchased	Average Price Paid for ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(1)
June 28, 2021 through June 30, 2021	-	-	-	1,000,000
July 2021	-	-	-	1,000,000
August 2021	-	-	-	1,000,000
September 2021	6,735	$5.96	6,735	959,800
October 2021	1,075	$6.05	7,810	953,300
November 2021	9,155	$4.30	16,965	913,900
December 2021	32,644	$3.47	49,609	800,700

Notes:

(1)	On June 28, 2021, we announced a share repurchase plan (the “Share Repurchase Plan”) approved by our board of directors, under which we may repurchase up to US$1 million of worth of our outstanding ADSs through December 31, 2021. Under the share repurchase program, we may repurchase our ADSs from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

From September to December 2021, we completed the Share Repurchase Plan from Tiger Brokers (NZ) Limited for an aggregate of 49,609 ordinary shares with a consideration of US$199,300. The total amount paid for the buy-back of the shares has been debited to our capital reserve.

(2)	The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 17, 2022, we engaged Yu Certified Public Accountant as our independent registered public accounting firm. Ernst & Young, which previously was our independent registered public accounting firm, did not stand for re-appointment. The change of our independent registered public accounting firm had been approved by our board and the audit committee of our board.

The reports of Ernst & Young on our consolidated financial statements as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2020 and 2021 and the subsequent interim period through November 17, 2022, there have been no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between us and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F, other than the following material weaknesses reported in our 2020 and 2021 annual reports on Form 20-F filed with the U.S. Securities and Exchange of Commission: (a) the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules identified as of December 31, 2020 and 2021, and (b) the lack of sufficient controls in calculating the expected credit loss on financial assets identified as of December 31, 2021. The audit committee discussed the reportable events mentioned above with Ernst & Young. Ernst & Young is authorized to fully respond to the inquiries of Yu Certified Public Accountant on the reportable event.

We have provided Ernst & Young with a copy of the disclosures here under this Item 16F and required under Item 16F of Form 20-F and requested from Ernst & Young a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Ernst & Young’s letter dated May 16, 2023 is attached as Exhibit 15.5.

During the years ended December 31, 2020 and 2021 and the subsequent interim period through November 17, 2022, neither we nor anyone on behalf of us has consulted with Yu Certified Public Accountant regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Yu Certified Public Accountant concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs-As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange’s corporate governance requirements.”

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

As of the date of the filing of this annual report and to our best knowledge:

(1)	For the fiscal year ended December 31, 2021, our former auditor, Ernst & Young, located in Hong Kong, issued an audit report for us. On December 16, 2021, the U.S. Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China mainland and in Hong Kong (including Ernst & Young) because of positions taken by PRC authorities in the PRC and Hong Kong. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in China mainland and Hong Kong (including Ernst & Young).

(2)	Based on a review of the shareholder lists of our company and the related variable interest entities in China mainland, we are not aware of any governmental entities in China or the Cayman Islands (where we are incorporated) that hold any shares of our company or any of such variable interest entities. In addition, no such governmental entities have made any disclosures on Schedule 13D or Schedule 13G indicating that they own any shares of our company or any such variable interest entity. Based on the above, we believe that none of our ordinary shares or ADSs are owned by the governmental entities in either China mainland, Hong Kong or the Cayman Islands. However, a significant portion of the shares of our company are publicly held, and the ultimate beneficial ownership of those publicly held shares may not be known to us. Nonetheless, none of these unknown beneficial owners has ever asserted any control or influence over us.

(3)	No governmental entities in China have a controlling financial interest in Kuke Music Holding Limited or any variable interest entity as of the date of filing of this Form 20-F.

(4)	No members of our board or any of our operating entities is an official of the Chinese Communist Party.

(5)	The currently effective memorandum and articles of association of Kuke Music Holding Limited and equivalent organizational documents of our operating entities, including the variable interest entities, do not contain any charter of the Chinese Communist Party.

ITEM 16J INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Kuke Music Holding Limited are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit Number	Description of Document

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-251918), as amended, initially filed with the SEC on January 6, 2021)

2.4*	Description of Registrant’s Securities

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.3	English translation of the executed form of the Power of Attorney granted by shareholders of the VIEs and a schedule of all executed Power of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.4	English translation of the executed form of the Equity Interest Pledge Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.5	English translation of the executed form of the Exclusive Consulting Service Agreements between our WFOEs and the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.6	English translation of the executed form of the Exclusive Intellectual Property Rights Licensing Agreement between Kuke Future and Beijing Kuke Music dated February 26, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.7	English translation of the executed form of the Exclusive Option Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.8	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIEs, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.9	English translation of the executed form of the Supplementary Agreement to the Contractual Arrangements among Kuke Future, Beijing Kuke Music and its shareholders dated February 13, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.10	Digital Distribution Agreement between Naxos Digital Services US, Inc. and Beijing Kuke Music Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.11	Shareholders’ Agreement among Naxos International (Far East) Limited, Beijing Cathay Orient Information Technology Company Limited (the predecessor of Beijing Kuke Music Co., Ltd.) and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.12	License Agreement between Naxos international (Far East) Limited and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.13	Digital Distribution Agreement between Naxos of America, Inc. and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.14	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.15	Option Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yu Certified Public Accountant

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Conyers Dill & Pearman

15.4*	Consent of Ernst & Young

15.5*	Letter from Ernst & Young to the Securities and Exchange Commission, dated May 16, 2023

15.6*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kuke Music Holding Limited

	By:	/s/ He Yu
	Name:	HE YU
Date: May 16, 2023	Title:	Chairman of the Board of Directors and Chief Executive Officer

KUKE MUSIC HOLDING LIMITED

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Kuke Music Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Kuke Music Holding Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2022, the related consolidated statement of loss and comprehensive loss, changes in equity, and cash flows, for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows, for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Group has continued to incur losses, and the Group has not yet generated favorable working capital; in addition, the Group’s operations were still adversely impacted by COVID-19 pandemic. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Yu Certified Public Accountant, P.C. (PCAOB ID Number: 5910)

We have served as the Group’s auditor since 2022.
New York, New York
May 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kuke Music Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kuke Music Holding Limited (the “Company”) as of December 31, 2021, the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young

We have served as the Company’s auditor from 2019 to 2022.

Hong Kong, The People’s Republic of China

May 2, 2022

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Years ended December 31,
	Notes	2022		2021		2020
		RMB’000		RMB’000		RMB’000
Revenue	4		115,115		295,897		162,881
Cost of sales			(97,804)		(126,026)		(44,281)
Gross profit			17,311		169,871		118,600
Other income, net	9.1.1		7,659		8,700		4,385
Selling and distribution expenses			(32,033)		(73,263)		(25,808)
Administrative expenses			(69,030)		(132,237)		(65,018)
Impairment losses on financial assets, net			(99,634)		(20,653)		(35,240)
Other losses	9.2		(707,237)		—		—
Other operating expenses	9.1.2		(1,661)		(2,904)		(18)
Operating loss			(884,625)		(50,486)		(3,099)
Share of loss of a joint venture			—		(491)		(9)
Change in fair value of equity investment at fair value through profit or loss			(1,000)		—		—
Finance costs	9.3		(4,848)		(7,684)		(10,105)
Finance income	9.4		34		79		1,621
Loss before tax			(890,439)		(58,582)		(11,592)
Income tax expense	10		(6,468)		(1,035)		(3,622)
Loss for the year and total comprehensive loss for the year			(896,907)		(59,617)		(15,214)
Attributable to:
Equity holders of the parent			(894,214)		(59,570)		(16,423)
Non-controlling interests			(2,693)		(47)		1,209
			(896,907)		(59,617)		(15,214)
LOSS PER SHARE FOR CLASS A AND CLASS B ORDINARY SHARES ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	11
Basic		RMB	(30.19)	RMB	(2.03)	RMB	(0.70)
Diluted		RMB	(30.19)	RMB	(2.03)	RMB	(0.70)
LOSS PER ADS (1 ADS equals 1 Class A ordinary share)
Basic		RMB	(30.19)	RMB	(2.03)	RMB	(0.70)
Diluted		RMB	(30.19)	RMB	(2.03)	RMB	(0.70)

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31, 2022	December 31, 2021
		RMB’000	RMB’000
NON-CURRENT ASSETS
Property, plant and equipment	12	9,110	60,443
Intangible assets	13	66,212	492,300
Right-of-use assets	24	7,149	3,060
Goodwill	14	764	237,225
Prepayments, other receivables and other assets	17	110,236	95,217
Deferred tax assets	10	—	7,736
Equity investment at fair value through profit or loss		—	1,000
Total non-current assets		193,471	896,981
CURRENT ASSETS
Inventories, net	15	778	7,307
Trade receivables, net	16	9,279	111,104
Prepayments, other receivables and other assets, net	17	35,311	34,101
Net investments in subleases	24	—	355
Due from related parties, net	26	2,377	306
Due from shareholders, net	26	99	100
Cash and cash equivalents	19	5,425	59,045
Total current assets		53,269	212,318
Total assets		246,740	1,109,299
EQUITY
Issued capital	20	198	194
Reserves	20	58,262	936,444
Equity attributable to equity holders of the parent		58,460	936,638
Non-controlling interests		2,328	5,021
Total equity		60,788	941,659
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	23	—	6,046
Contract liabilities	22	415	366
Deferred tax liabilities	10	—	1,417
Lease liabilities	24	4,650	793
Total non-current liabilities		5,065	8,622
CURRENT LIABILITIES
Trade payables	21	35,012	30,514
Other payables and accruals	25	50,163	58,178
Contract liabilities	22	20,688	23,506
Due to a shareholder	26	325	325
Due to a related party	26	488	—
Interest-bearing loans and borrowings	23	69,045	41,493
Lease liabilities	24	4,123	2,486
Income tax payable		1,043	2,516
Total current liabilities		180,887	159,018
Total liabilities		185,952	167,640
Total equity and liabilities		246,740	1,109,299

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent					Non-
	Issued	Treasury	Capital	Retained		controlling	Total
	capital	shares	reserve	earnings	Total	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2020	118	—	161,477	117,107	278,702	3,859	282,561
Loss and total comprehensive loss for the year	—	—	—	(16,423)	(16,423)	1,209	(15,214)
Issuance of ordinary shares (Note 20)	11	—	90,395	—	90,406	—	90,406
Issuance of ordinary shares for the acquisition of a subsidiary (Note 20)	33	—	283,967	—	284,000	—	284,000
Equity-settled share-based payments (Note 29)	—	—	19,416	—	19,416	—	19,416
At December 31, 2020 and at January 1, 2021	162	—	555,255	100,684	656,101	5,068	661,169
Loss and total comprehensive loss for the year	—	—	—	(59,570)	(59,570)	(47)	(59,617)
Issuance of ordinary shares, net of issuance costs (Note 20)	32	—	287,416	—	287,448	—	287,448
Share repurchased (Note 20)	—	(1,274)	—	—	(1,274)	—	(1,274)
Equity-settled share-based payments (Note 29)	—	—	53,933	—	53,933	—	53,933
At December 31, 2021 and at January 1, 2022	194	(1,274)	896,604	41,114	936,638	5,021	941,659
Loss and total comprehensive loss for the year	—	—	—	(894,214)	(894,214)	(2,693)	(896,907)
Issuance of ordinary shares (Note 20)	4	—	824	—	828	—	828
Equity-settled share-based payments (Note 29)	—	—	15,208	—	15,208	—	15,208
At December 31, 2022	198	(1,274)	912,636	(853,100)	58,460	2,328	60,788

The accompanying notes are an integral part of the consolidated financial statements.

KUKE MUSIC HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2022	2021	2020
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Loss before tax		(890,439)	(58,582)	(11,592)
Adjustments for:
Finance costs	9.3	4,848	7,684	10,105
Finance income	9.4	(34)	(79)	(1,621)
Depreciation of property, plant and equipment	9.5	14,966	10,709	2,257
Depreciation of right-of-use assets	9.5	3,433	4,139	4,480
Amortisation of intangible assets	9.5	18,626	8,422	5,366
Loss on disposal of property, plant and equipment		809	1,112	4
Covid-19-related rent concessions from a lessor	24	(859)	—	(778)
Recognition of equity-settled share-based payment expenses	29	15,208	53,933	19,416
Share of loss of a joint venture		—	491	9
Change in fair value of equity investment at fair value through profit or loss		1,000	—	—
Impairment of trade receivables, net		99,595	18,653	34,983
Impairment of other receivables and other assets, net		20	—	257
Impairment of amount due from related parties and directors		19	—	—
Impairment of an amount due from a related party		—	2,000	—
Impairment of Inventories	9.2	7,840	—	—
Impairment of property, plant and equipment	9.2	34,858	—	—
Impairment of Intangible assets	9.2	427,314	—	—
Impairment of Goodwill	9.2	237,225	—	—
		(25,571)	48,482	62,886
Working capital adjustments:
(Increase)/decrease in inventories		(1,117)	(6,357)	859
Decrease/(increase) in trade receivables		2,487	51,965	(25,909)
Decrease/(increase) in prepayments, other receivables and other assets		2,064	(17,312)	(6,050)
Decrease/(increase) in amounts due from related parties		—	357	(663)
Increase/(decrease) in trade payables		4,496	3,204	(7,655)
(Decrease)/increase in other payables and accruals		(2,450)	(6,838)	2,011
(Decrease)/increase in contract liabilities		(3,359)	(1,029)	8,416
Cash (used in)/generated from operations		(23,450)	72,472	33,895
Income tax paid		(3,029)	(7,782)	(7,608)
Net cash flows (used in) from operating activities		(26,479)	64,690	26,287
Cash flows from investing activities
Interest received		33	63	45
Investment in a joint venture		—	—	(500)
Investment in an unlisted equity investment at fair value through profit or loss		—	(1,000)	—
Acquisition of a subsidiary	8	315	—	1,073
Purchase of intangible assets		(19,852)	(20,333)	(10,145)
Purchase of property, plant and equipment		(158)	(16,382)	(948)
Advance to a related party		(2,089)	(900)	(18,498)
Repayment of advance to a related party		—	—	17,398
Repayment from a loan receivable		—	3,000	6,000
Decrease/ (increase) in deposits paid for property, plant and equipment		4,884	(41,560)	(9,899)
Increase in deposits paid for intangible assets		(22,736)	(214,464)	(106,082)
Proceeds from disposal of items of property, plant and equipment		866	298	—
Receipt of the principal portion of net investments in subleases		261	73	219
Net cash flows used in investing activities		(38,476)	(291,205)	(121,337)
Cash flows from financing activities
Proceeds from issuance of ordinary shares		828	292,958	90,406
Repurchase of shares		—	(1,274)	—
Proceeds from bank borrowings		30,000	10,000	10,000
Repayment of bank borrowings		(10,000)	(10,000)	(5,000)
Proceeds from other borrowings		37,880	23,000	—
Repayment of other borrowings		(36,374)	(35,461)	—
Advance from a related party		488	—	7,177
Repayment of amount due to a related party		—	(7,177)	—
Repayment from shareholders		—	—	105
Payment of the principal portion of lease liabilities		(1,074)	(2,566)	(2,162)
Interest paid		(10,413)	(9,639)	(2,767)
Net cash flows from financing activities		11,335	259,841	97,759
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(53,620)	33,326	2,709
Cash and cash equivalents at beginning of year		59,045	25,719	23,010
CASH AND CASH EQUIVALENTS AT END OF YEAR		5,425	59,045	25,719

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

Variable interest entity agreements (“VIE agreements”) were also entered into, conferring Beijing Lecheng the right to substantially influence and to receive variable returns from BMF Culture. As a result of the VIE agreements, BMF Culture was consolidated as an indirect subsidiary of the Group.

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

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary share capital/		Principal
Name	establishment	Directly	Indirectly	registered capital		activities
Rococo Holding Limited (“Rococo”)	British Virgin Islands (“BVI”), limited liability company September 21, 2017	100%	—		United States Dollar (“US$”) 1	Investment holding
Rosenkavalier Limited (“Rosenkavalier”)	BVI, limited liability company October 2, 2019	100%	—		US$100	Investment holding
Gauguin Limited (“Gauguin”)	Hong Kong limited liability company October 6, 2017	—	100%		Hong Kong Dollars (“HK$”) 60,000,000	Investment holding
Degas Limited (“Degas”)	Hong Kong limited liability company November 1, 2019	—	100%	HK$	60,000,000	Investment holding
Kuke Future International Technology (Beijing) Co., Ltd.* (“Kuke International”)	PRC, limited liability company December 14, 2017	—	100%	US$	10,000,000	Investment holding
Beijing Lecheng Future Culture Media Co., Ltd.* (“Beijing Lecheng”)	PRC, limited liability company November 28, 2019	—	100%	US$	10,000,000	Investment holding
Beijing Kuke Music Co. Ltd.* (formerly known as Beijing Cathay Orient Information Technology Company Limited) (“Beijing Kuke Music”)	PRC, June 7, 2000, limited liability company, changed to joint stock limited liability company on February 16, 2016	—	100%	RMB	16,213,275	Distribution of commercial copyrights and provision of music education solutions
Beijing Naxos Cultural Communication Co. Ltd.* (“Naxos China”)	PRC, limited liability company January 25, 2016	—	51%	RMB	2,000,000	Distribution of commercial copyrights
Beijing Music Festival Culture Communication Co., Ltd.* (“BMF Culture”)	PRC, limited liability company August 26, 2003	—	100%	RMB	19,500,000	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

	Place and date of incorporation/	Percentage of ownership/interest/ voting rights		Issued and fully paid ordinary share capital/		Principal
Name	establishment	Directly	Indirectly	registered capital		activities
Beijing Kuke Music Education Technology Co., Ltd.* (“Music Education”)	PRC, limited liability company April 14, 2021	—	100%	RMB	10,000,000	Investment holding
Beijing Kuke Music Culture Co., Ltd. (formly known as “Beijing Successor Educational Equipment Co., Ltd”) * (“Music Culture”)	PRC, limited liability company January 6, 2020	—	51%		—	Provide music equipment sales
Shanghai Kuke Fangyue Education Technology Center LLP* (“Kuke Fangyue”)	PRC, limited partnership June 24, 2021	—	60%		—	Dormant
Shanghai Kuke Xingkong Cultural Media Center LLP* (“Kuke Xingkong”)	PRC, limited partnership June 25, 2021	—	90%		—	Dormant
Shanghai Kuke Linhui Education Technology Center LLP* (“Kuke Linhui”)	PRC, limited partnership July 6, 2021	—	90%		—	Dormant
Fuzhou Kuke Education Technology Co.,Ltd.* (“Fuzhou Kuke”)	PRC, limited liability company August 17, 2021	—	80%	RMB	200,000	Dormant
Tianjin Kuke Xingkong Education Consulting., Ltd. * (“Tianjin Kuke”)	PRC, limited liability company August 2, 2021	—	96%	RMB	200,000	Dormant
Shijiazhuang Kuke Linhui Education Technology Co.,Ltd.* (“Shijiazhuang Kuke”)	PRC, limited liability company July 22, 2021	—	96%	RMB	400,000	Dormant
Beijing Hemule Cultural Co., Ltd. * (“Hemule Cultural”)	PRC, limited liability company August 31, 2022	—	100%		—	Dormant

*	The English names of these companies represent the best efforts made by the Company to translate their Chinese names as these companies do not have official English names.

(b) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2022, the Group had cash and cash equivalents of RMB5,425 and has generated a net loss from continuing operations of RMB896,907 and cash outflows for continuing operations of RMB53,620 for the year then ended.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information (continued)

The Group’s largest institutional investor, Huaqiang Capital, has reached a verbal agreement with the Group to provide approximately RMB20,000,000 to supplement our working capital. By 2022, the epidemic has ended, and all our business operations are rapidly recovering, showing positive trends that will also provide financial support for the company’s development. Since the outbreak of the epidemic, the company has reduced its operating costs through measures such as organizational restructuring, adjustments to the business structure, and personnel optimization.

Management believes that the Group’s current working capital, anticipated cash flows from operations will sustain our operations and business expansion. If the Group’s business strategies are not successful in addressing its current financial concerns, additional capital raise from issuing equity security or debt instrument may be needed to support the cash requirements. However, there is no assurance that the Group will be able to raise adequate funds at acceptable terms to fund its operations going forward. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

(c) Impact of the COVID-19 pandemic

The Group has experienced reductions and cancellations of orders due to effects of the COVID-19 in 2022. Affected by the epidemic, the number, amount and frequency of purchases of smart music education business customers have been reduced. The government cut budget of subscribing music correspondingly. Arranged music events have been forced to be cancelled. As a result, the Group’s sales have been negatively impacted by the pandemic decreasing from RMB295,897 in 2021 to RMB115,115 in 2022.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company were authorised for issue in accordance with a resolution of the directors on May 15, 2023.

The consolidated financial statements are prepared on a going concern basis.

The consolidated financial statements are prepared on a historical cost basis, except for equity investment at fair value through profit or loss (“FVTPL”) that has been measured at fair value.

The consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousands, except for the number of shares and loss per share data.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and consolidated VIEs, (collectively referred to as the “Group”) as at December 31, 2022 and 2021. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

●	Exposure, or rights, to variable returns from its involvement with the investee

●	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee

●	Rights arising from other contractual arrangements

●	The Group’s voting rights and potential voting rights

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

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

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

c)	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

●	Expected to be realised or intended to be sold or consumed in the normal operating cycle

●	Held primarily for the purpose of trading

●	Expected to be realised within twelve months after the reporting period

or

●	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle

●	It is held primarily for the purpose of trading

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

c)	Current versus non-current classification (continued)

●	It is due to be settled within twelve months after the reporting period

or

●	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

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

The Group is in the business of distributing commercial copyrights, providing music education solutions, selling musical instruments and providing services related to music events and performances.

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

(iii) Sale of musical instruments

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

Contract balances

Trade receivables

A receivable is recognised if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section (l) Financial instruments—initial recognition and subsequent measurement.

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

●	In respect of taxable temporary differences associated with investments in subsidiaries and a joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognised for all deductible temporary differences, and the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

f)	Taxes (continued)

Deferred tax (continued)

●	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

●	In respect of deductible temporary differences associated with investments in subsidiaries and a joint venture, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

f)	Taxes (continued)

Sales tax

Expenses and assets are recognised net of the amount of sales tax, except:

●	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

●	When receivables and payables are stated with the amount of sales tax included, the net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

g)	Foreign currencies

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

● Leasehold improvements	Over the lease terms
● Music education equipment	5 years
● Furniture and fixtures	3 to 4 years
● Office equipment	3 to 5 years

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

Group as a lessee (continued)

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

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate:

●	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

●	Its intention to complete and its ability and intention to use or sell the asset

●	How the asset will generate future economic benefits

●	The availability of resources to complete the asset

●	The ability to measure reliably the expenditure during development

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

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through OCI, and fair value through profit or loss (“FVTPL”).

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

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in two categories:

●	Financial assets at amortised cost (debt instruments)

●	Financial assets at fair value through profit or loss

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired

or

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

i)	Financial assets (continued)

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

● Disclosures of significant estimates and assumptions	Note 3
● Trade receivables, net	Note 16
● Prepayments, other receivables and other assets, net	Note 17
● Related party disclosure	Note 26

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

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Group considers a financial asset in default when contractual payments are 1 year past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as loans and borrowings, payables, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in one category:

●	Financial liabilities at amortised cost (loans and borrowings)

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

l)	Financial instruments—initial recognition and subsequent measurement (continued)

ii)	Financial liabilities (continued)

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

n)	Impairment of non-financial assets

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

● Disclosures for significant estimates and assumptions	Note 3
● Property, plant and equipment	Note 12
● Intangible assets	Note 13
● Goodwill	Note 14

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

That cost is recognised in administrative expenses, together with a corresponding increase in equity (capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.3 Summary of significant accounting policies (continued)

r)	Share-based payments (continued)

Equity-settled transactions (continued)

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

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of loss per share.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability

or

●	In the absence of a principal market, in the most advantageous market for the asset or liability

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

●	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

●	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

v) Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognised directly in equity at cost. No gain or loss is recognised in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.4 Changes in accounting policies and disclosures

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2022

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before intended use

In May 2020, the Board issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after 1 January 2022.

Amendments to IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the Board issued Cost of Fulfilling a Contract. The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after 1 January 2022.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Significant accounting policies (continued)

2.4 Changes in accounting policies and disclosures (continued)

Amendments to IFRS 3 Reference to the Conceptual Framework

In May 2020, the Board issued Reference to the Conceptual Framework,amended paragraphs 11, 14, 21, 22 and 23 and added paragraphs 21A, 21B, 21C and 23A. The amendments are effective for annual periods beginning on or after 1 January 2022.

These amendments had no impact on the interim condensed consolidated financial statements of the Group.

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

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

● Capital management	Note 6
● Financial instruments risk management and policies	Note 18.4
● Sensitivity analysis disclosures	Note 18.4

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Contractual arrangement

As disclosed in Note 7, the Group exercises substantial influence over Beijing Kuke Music and BMF Culture (the “VIEs”) and enjoys all the economic benefits of the VIEs through VIE agreements.

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Judgements (continued)

Revenue recognition - principal versus agent considerations (continued)

The following factors indicate that the Group is an agent in these contracts:

●	The Group is not primarily responsible for fulfilling the promise to provide database services;

●	The Group has no discretion in establishing the pricing for such database services;

●	The Group’s consideration is in the form of a commission

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Provision for expected credit losses on trade receivables and other financial assets at amortised cost (continued)

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of a customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables, other receivables and amounts due from related parties and shareholders are disclosed in Notes 16, 17, 18.4 and 26.

The loss allowances for financial assets included in prepayments, other receivables and other assets and amounts due from related parties and shareholders are based on assumption about risk of default and expected loss rates. The Group makes adjustment in making these assumptions and selecting the inputs to the ECL calculation, based on the Group’s past history, existing market condition as well as forward-looking estimates at the end of each of the reporting periods. A number of significant judgements and estimation are also required in applying the accounting requirements for measuring ECLs, such as:

●	Determining criteria for a significant increase in credit risk;

●	Identifying economic indicators for forward-looking measurements; and

●	Estimating future cash flows.

Useful life of intangible assets

The Group’s management determines the estimated useful lives and related amortisation for the Group’s intangible assets with reference to the estimated periods that the Group intends and is able to derive future economic benefits from the use of these assets. Management will revise the amortisation where useful lives are different to that previously estimated, or it will writeoff or writedown commercial obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and, therefore, amortisation in profit or loss in future periods.

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Significant accounting judgements, estimates and assumptions (continued)

Estimates and assumptions (continued)

Taxes

Deferred tax assets are recognised for unused tax losses and deductible temporary difference to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group recognised the consolidated deferred tax assets of nil (2021: RMB7,736,000) as at December 31, 2022, in relation to ECLs on debt financial assets, leases and trade payables, Impairment of property, plant and equipment, Impairment of intangible assets and Impairment of goodwill, accrual and provisions on profit-making subsidiaries, including Beijing Kuke Music, Naxos China, Music Culture and BMF Culture.

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

Incremental borrowing rate

IFRS16 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate to measure lease liabilities. The Group’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group estimates the incremental borrowing rate using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers

	Subscription and licensing	Smart music education business	Music events and performances	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2022
Revenue from contracts with customers	46,966	37,243	30,906	115,115
Cost of sales	(25,029)	(45,010)	(27,765)	(97,804)
Gross profit	21,937	(7,767)	3,141	17,311
Year ended December 31, 2021
Revenue from contracts with customers	100,454	118,061	77,382	295,897
Cost of sales	(18,195)	(43,548)	(64,283)	(126,026)
Gross profit	82,259	74,513	13,099	169,871
Year ended December 31, 2020
Revenue from contracts with customers	76,583	58,784	27,514	162,881
Cost of sales	(8,725)	(17,319)	(18,237)	(44,281)
Gross profit	67,858	41,465	9,277	118,600

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue from contracts with customers (continued)

Disaggregated revenue information (continued)

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Geographical markets
Southern China	57,777	160,354	82,481
Northern China	57,338	135,543	80,400
Total revenue from contracts with customers	115,115	295,897	162,881
Timing of revenue recognition
Revenue recognised at a point in time	83,976	218,885	119,998
Revenue recognised over time	31,139	77,012	42,883
Total revenue from contracts with customers	115,115	295,897	162,881

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting dates are as follows:

	2022	2021
	RMB’000	RMB’000
Amounts expected to be recognized as revenue:
Within 1 year	4,347	1,778
After 1 year	415	1,163
	4,762	2,941

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

During the year ended December 31, 2020, the Group revised the presentation of reportable segments because of changes in resource allocation and assessment of segment performance by the chief operation decision makers subsequent to the acquisition of Rosenkavalier. Prior to the Rosenkavalier acquisition, the CODM reviewed the financial results of the Group as a whole. The Group now consists of two reportable operating segments as follows:

(a)	Subscription, licensing and smart education business engages in the distribution of commercial copyrights and provision of music education solutions.

(b)	Music events and performances business engages in the provision of services related to music festival events and music performance and sale of Conch Smart Speakers.

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and smart education business			Music events and performances business			Total
	For the years ended			For the years ended			For the years ended
	December 31,			December 31,			December 31,
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue:
Sales to external Customers	84,209	218,515	135,367	30,906	77,382	27,514	115,115	295,897	162,881
Segment results:
The Group	(561,740)	27,749	25,936	(56,525)	1,426	2,244	(618,265)	29,175	28,180
Share of loss of a joint venture^	—	—	—	—	(491)	(9)	—	(491)	(9)
	(561,740)	27,749	25,936	(56,525)	935	2,235	(618,265)	28,684	28,171
Reconciliation:
Finance income							34	79	1,621
Foreign exchange differences, net							1,023	(1,032)	361
Change in fair value of equity investment at fair value through profit or loss							(1,000)	—	—
Other unallocated gains							—	—	8
Corporate and other unallocated expenses							(267,618)	(79,711)	(34,209)
Non-lease related finance costs							(4,613)	(6,602)	(7,544)
Loss before Tax							(890,439)	(58,582)	(11,592)
Other segment information
Depreciation of property, plant and equipment	14,723	10,385	2,001	243	324	256	14,966	10,709	2,257
Depreciation of right-of-use assets	2,935	3,143	3,383	498	996	1,097	3,433	4,139	4,480
Amortisation of intangible assets	18,626	8,422	5,366	—	—	—	18,626	8,422	5,366
Impairment losses on financial assets, net	82,978	18,498	34,177	16,656	2,155	1,063	99,634	20,653	35,240
Impairment of Inventories	7,840	—	—	—	—	—	7,840	—	—
Impairment of property, plant and equipment	34,858	—	—	—	—	—	34,858	—	—
Impairment of Intangible assets	427,314	—	—	—	—	—	427,314	—	—
Impairment of Goodwill	1,610	—	—	235,615	—	—	237,225	—	—

^	The Group has discontinued recognition of its share of loss of a joint venture and the unrecognised share of loss was Nil (2021: 997,000; 2020:Nil) for the year ended December 31, 2022 and cumulatively RMB997,000 (December 31, 2021: 997,000) as at December 31, 2022. The joint venture was dissolved on February 18, 2022.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Segment information (continued)

	Subscription, licensing and smart education business		Music events and performances business		Total
	As at December 31,		As at December 31,		As at December 31,
	2022	2021	2022	2021	2022	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	235,315	797,424	3,585	251,987	238,900	1,049,411
Reconciliation:
Corporate and other unallocated assets					7,840	59,888
					246,740	1,109,299
Segment liabilities	99,852	102,110	15,669	12,680	115,521	114,790
Reconciliation:
Corporate and other unallocated liabilities					70,431	52,850
					185,952	167,640
Other segment information
Capital expenditure*	46,440	295,473	—	—	46,440	295,473

*	Capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets, deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary.

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

Information about major customers

Revenue from major customers of the Group which individually accounted for 10% or more of the Group’s revenue was derived from the subscription, licensing and smart education business segment.  The respective revenue generated by these customers for each reporting period is set out below:

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Customer 1	28,302	60,226	22,146
Customer 2	25,396	46,358	18,868

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Capital management

For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes to manage capital during the years ended December 31, 2022 and 2021. The Group monitors capital using a gearing ratio, which is ‘net debt’ divided by equity attributable to equity holders of the parent plus net debt. The Group’s policy is to maintain the gearing ratio below 50%. The Group includes within net debt, interest bearing loans and borrowings, lease liabilities, trade payables, other payables and accruals, amount due to a related party and amount due to a shareholder, less cash and cash equivalents.

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Interest-bearing loans and borrowings (Note 23)	69,045	47,539
Lease liabilities (Note 24)	8,773	3,279
Trade payables (Note 21)	35,012	30,514
Other payables and accruals (Note 25)	50,163	58,178
Amount due to a related party (Note 26)	488	—
Amount due to a shareholder (Note 26)	325	325
Cash and cash equivalents (Note 19)	(5,425)	(59,045)
Net debt	158,381	80,790
Equity attributable to equity holders of the parent	58,460	936,638
Total equity attributable to equity holders of the parent and net debt	216,841	1,017,428
Gearing ratio	73%	8%

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Group information

Subsidiaries

The consolidated financial statements of the Group include:

			% equity interest
Name	Principal activities	Place of incorporation/ registration	December 31, 2022	December 31, 2021
Rococo	Investment holding	BVI	100%	100%
Rosenkavalier	Investment holding	BVI	100%	100%
Gauguin	Investment holding	Hong Kong	100%	100%
Degas	Investment holding	Hong Kong	100%	100%
Kuke International	Investment holding	PRC	100%	100%
Beijing Lecheng	Investment holding	PRC	100%	100%
Naxos China	Distribution of commercial copyrights	PRC	51%	51%
Music Education	Investment holding	PRC	100%	100%
Kuke Fangyue	Dormant	PRC	60%	60%
Kuke Xingkong	Dormant	PRC	90%	90%
Kuke Linhui	Dormant	PRC	90%	90%
Fuzhou Kuke	Dormant	PRC	80%	80%
Tianjin Kuke	Dormant	PRC	96%	96%
Shijiazhuang Kuke	Dormant	PRC	96%	96%
Music Culture	Provide music equipment sales	PRC	51%	—
Hemule Cultural	Dormant	PRC	100%	—

VIE of the Group include:

			% beneficial interest
Name	Principal activities	Place of registration	December 31, 2022	December 31, 2021
Beijing Kuke Music	Distribution of commercial copyrights and provision of music education solutions	PRC	100%	100%
BMF Culture	Distribution of commercial copyrights, sale of musical instruments and provision of services related to music events and performances	PRC	100%	100%

As PRC laws and regulations prohibit foreign ownership of companies that engage in online subscription, online educating business, internet audio-video program services and certain other businesses, Kuke International and Beijing Lecheng, the Group’s PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, the Group conducts its business in the PRC mainly through the VIEs based on a series of contractual arrangements. These contractual arrangements avoid such statements as the contractual arrangements enable the registrant to exercise substantial influence over the consolidated affiliated entities, (ii) receive substantially all of the economic benefits of the Group’s VIEs, and (iii) exercise an exclusive option to purchase all or part of the equity interests and assets in the Group’s VIEs when and to the extent permitted by PRC law. Therefore, the Group consolidates the VIEs as required by IFRS 10 Consolidated Financial Statements.

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Business combinations

Beijing Kuke Music Co. Ltd., the Company’s subsidiary, made a cash acquisition of RMB1 million for 51% share of Beijing Kuke Music Culture Co., Ltd. (“Music Culture”), on January 1st, 2022. The acquisition aims to enlarge the Company’s market share in the music education industry, by harnessing the Music Culture’s established service in the said segment.

The fair values of the identifiable assets and liabilities of Beijing Successor Educational Equipment Co., Ltd acquired as at the date of acquisition were as follows:

Fair value recognised on acquisition
RMB’000
Cash and cash equivalents	315
Property, plant and equipment (Note 12)	8
Trade receivables	257
Prepayments, other receivables and other assets	461
Inventories	194
Trade payables	(2)
Contract liabilities	(590)
Other payables and accruals	(407)
Total identifiable net assets at fair value	236
Goodwill arising on acquisition	764
Purchase consideration	1,000
Satisfied by:
Cash and cash equivalents	1,000
Analysis of cash flows on acquisition:
Net cash inflows and cash acquired (including in net cash flows used in investing activities)	315

Since the acquisition, the Music Culture contributed RMB15,275,000 revenue and RMB3,351,000 loss to the Group for the year ended December 31, 2022.

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Business combinations (continued)

Since the acquisition, the Rosenkavalier Group contributed RMB31,885,000 revenue and RMB3,362,000 profit to the Group for the year ended December 31, 2020, contributed RMB109,270,000 revenue and RMB3,543,000 profit to the Group for the year ended December 31, 2021, contributed RMB140,223,000 revenue and RMB55,121,000 loss to the Group for the year ended December 31, 2022.

Due to the impact of the epidemic, Rosenkavalier Group’s operating performance significantly declined in 2022, and the future business outlook is also not positive. Based on this, an impairment provision is made for the goodwill generated from the acquisition of Rosenkavalier Group, with an impairment amount of RMB237,225,000.

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

9. Other income and expenses

9.1.1 Other income, net

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Government grants	1,865	3,963	1,218
Covid-19 - related rent concessions from a lessor (Note 24)	—	—	778
Foreign exchange differences, net	1,023	(1,032)	361
Additional deduction of VAT	716	502	1,864
Bad debt recovery	849	5,201	—
Custody fees*	3,012	—	—
Others	194	66	164
Total other income, net	7,659	8,700	4,385

*	It’s refunded ADR custody fees received from Deutsche Bank AG.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.1.2 Other operating expenses

The amounts recognised for the year ended December 31, 2022 mainly represented the compensation payables on contract terminations of RMB425,000 (2021: RMB1,622,000; 2020: Nil) and loss on disposal of property, plant and equipment of RMB809,000 (2021: RMB1,112,000; 2020: RMB4,000).

9.2 Other losses

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Impairment of inventories	7,840	—	—
Impairment of property, plant and equipment	34,858	—	—
Impairment of intangible assets	427,314	—	—
Impairment of goodwill	237,225	—	—
Total other losses	707,237	—	—

Due to the severe impact of COVID-19 pandemic especially in 2022, the Group’s performance has declined significantly, failing to achieve its operational targets, leading to asset impairment. The Group accrued impairment on its assets based on its evaluation.

9.3 Finance costs

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Interest on loans and borrowings	4,613	6,602	7,544
Interest on lease liabilities	235	1,082	2,561
Total finance costs	4,848	7,684	10,105

9.4 Finance income

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Bank interest income	33	34	45
Interest income on loans receivable	—	—	1,527
Interest income on net investments in subleases	1	45	49
Total finance income	34	79	1,621

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Other income and expenses (continued)

9.5 Depreciation, amortisation and costs of inventories

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Included in cost of sales:
Depreciation of property, plant and equipment	13,983	9,709	1,448
Depreciation of right-of-use assets	—	696	1,955
Amortisation of intangible assets	18,095	8,271	5,326
Costs of inventories recognised as an expense	21,231	18,782	11,489
Included in selling and distribution expenses:
Depreciation of right-of-use assets	1,315	821	516
Included in administrative expenses:
Depreciation of property, plant and equipment	983	1,000	809
Depreciation of right-of-use assets	2,118	2,622	2,009
Amortisation of intangible assets	531	151	40

9.6 Research and development costs

The Group’s research and development concentrates on the development of smart music education solutions, which include music education system, musical software (e.g. Kuke music app, digital music cloud library), Kuke music online platform, audiobook, musical education instruments and hardware (e.g. Kukey smart pianos).

Research and development costs of RMB18,661,000.00, RMB27,811,000 and RMB12,598,000 that are not eligible for capitalisation were expensed and included in administrative expenses for the years ended December 31, 2022, 2021 and 2020, respectively.

9.7 Wages and salaries and pension scheme contributions

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Wages and salaries	34,291	41,473	29,798
Equity-settled share-based payment expenses	15,208	53,933	19,416
Pension scheme contributions	3,933	3,485	129

At December 31, 2022, 2021 and 2020, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax

The major components of income tax expense for the years ended December 31, 2022, 2021 and 2020 are as follows:

Consolidated profit or loss

	2022	2021	2010
	RMB’000	RMB’000	RMB’000
Current income tax:
Current income tax charge	149	1,783	10,143
Over provision in prior years	—	(1,899)	(1,912)
Deferred tax	6,319	1,151	(4,609)
Income tax expense reported in profit or loss	6,468	1,035	3,622

Reconciliation of tax expense and the accounting profit multiplied by China’s domestic tax rate of 25% for 2022, 2021 and 2020:

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Accounting loss before tax	(890,439)	(58,582)	(11,592)
At China’s statutory income tax rate	(222,609)	(14,645)	(2,898)
Effect of lower tax rate (Note)	58,444	16,922	8,691
Loss attributable to a joint venture	—	123	2
Non-deductible expenses for tax purposes	3,260	824	1,718
Super deductions	(1,321)	(2,406)	(2,086)
Adjustments in respect of current tax of previous periods	149	(1,899)	(1,912)
Unrecognised tax losses	168,545	2,116	107
At the effective income tax rate of -1% (2021: -2%; 2020: -31%)	6,468	1,035	3,622
Income tax expense reported in profit or loss	6,468	1,035	3,622

Note:	The amount represented (i) a reduced enterprise income tax rate of 15% and certain other preferential tax benefits available to qualified High and New Technology Enterprise under PRC tax laws and regulations entitled by Bejing Kuke Music and (ii) effects of different tax rates in relation to other jurisdictions.

Uncertain tax positions

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities. In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2019 through 2022 remain open to examination by the respective tax authorities.

As of December 31, 2022 and 2021, the Group had accrued liabilities for uncertain tax positions of Nil and RMB1,395,000, respectively. The Group does not anticipate any significant increases or decreases to its liability for unrecognised tax benefits within the next twelve months. As of December 31, 2022 and 2021, the interest and penalties in connection with unrecognised tax benefits was assessed to be minimal.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Deferred tax

Reconciliation of deferred tax assets and liabilities:

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Deferred tax assets	—	7,736
Deferred tax liabilities	—	(1,417)
Net deferred tax	—	6,319

	January 1, 2021	Credited/ (charged) to profit or loss	December 31, 2021
	RMB’000	RMB’000	RMB’000
Leases	95	61	156
Expected credit losses on debt financial assets	6,382	(1,314)	5,068
Trade payables, accrual and provisions	2,440	72	2,512
Fair value adjustment arising from business combinations	(1,447)	30	(1,417)
Total	7,470	(1,151)	6,319

	January 1, 2022	Credited/ (charged) to profit or loss	December 31, 2022
	RMB’000	RMB’000	RMB’000
Leases	156	(156)	—
Expected credit losses on debt financial assets	5,068	(5,068)	—
Trade payables, accrual and provisions	2,512	(2,512)	—
Fair value adjustment arising from business combinations	(1,417)	1,417	—
Total	6,319	(6,319)	—

The Group had tax losses arising in Mainland China of RMB64,748,000 and RMB9,133,000 as at December 31, 2022 and 2021, respectively, that will expire in one to five years for offsetting against future taxable profits of the companies in which the losses arose.

Deferred tax assets have not been recognised in respect of the tax losses as at December 31, 2022 and 2021 as the directors consider that it is currently not probable that future taxable profits will be available against which the tax losses can be utilised.

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income tax (continued)

Deferred tax (continued)

At December 31, 2022 and 2021, the directors of the Company estimated that the retained earnings of the PRC subsidiaries and a joint venture would be retained in Mainland China for use in future operations and investments. In the opinion of the directors, it is not probable that these subsidiaries and a joint venture will distribute such earnings in the foreseeable future to their foreign shareholders. The aggregate amounts of temporary differences for the undistributed earnings associated with the investments in subsidiaries and a joint venture in Mainland China for which deferred tax liabilities have not been recognised were approximately Nil and RMB 217,324,000 at December 31, 2022 and 2021, respectively. The Group has determined that the undistributed profits of its PRC subsidiaries and a joint venture will not be distributed in the foreseeable future.

11. Loss per share

Basic loss per share are calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

For the year ended December 31, 2022, 2021 and 2020, the effects of all outstanding share options and unvested restricted shares were excluded from the computation of diluted loss per share as their effects were anti-dilutive.

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Loss attributable to ordinary equity holders of the parent for basic and diluted loss per share calculations
- Class A ordinary shares	(644,224)	(42,792)	(10,642)
- Class B ordinary shares	(249,990)	(16,778)	(5,781)

	2022	2021	2020
Weighted average number of ordinary shares in issue during the year for basic and diluted loss per share calculations
- Class A ordinary shares	21,340,420	21,121,241	15,244,686
- Class B ordinary shares	8,281,098	8,281,098	8,281,098

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Property, plant and equipment

	Leasehold improvements	Music education equipment	Furniture and fixtures	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2021	4,136	18,226	335	879	23,576
Additions	425	53,830	6	166	54,427
Disposals	—	(1,859)	—	(15)	(1,874)
At December 31, 2021	4,561	70,197	341	1,030	76,129
Acquisition from business combinations (Note 8)	—	—	—	8	8
Additions	—	155	—	3	158
Disposals	—	(2,367)	—	—	(2,367)
At December 31, 2022	4,561	67,985	341	1,041	73,928
Accumulated depreciation
At January 1, 2021	(2,858)	(1,752)	(179)	(652)	(5,441)
Depreciation charge for the year	(804)	(9,710)	(72)	(123)	(10,709)
Disposals	—	462	—	2	464
At December 31, 2021	(3,662)	(11,000)	(251)	(773)	(15,686)
Depreciation charge for the year	(817)	(13,983)	(54)	(112)	(14,966)
Disposals	—	692	—	—	692
At December 31, 2022	(4,479)	(24,291)	(305)	(885)	(29,960)
Accumulated impairment loss
At January 1, 2021	—	—	—	—	—
Impairment loss charge for the year	—	—	—	—	—
At December 31, 2021	—	—	—	—	—
Impairment loss charge for the year	—	(34,858)	—	—	(34,858)
At December 31, 2022	—	(34,858)	—	—	(34,858)
Net carrying amount
At December 31, 2022	82	8,836	36	156	9,110
At December 31, 2021	899	59,197	90	257	60,443

For the year ended December 31, 2022, the impairment loss of RMB34,858 represented the write-down of certain property, plant and equipment to the recoverable amount as a result of obsolescence. This was recognised in the statement of profit or loss as other losses. The recoverable amount of as at December 31, 2022 was based on fair value less costs of disposal.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Intangible assets

	Software	Copyrights	Total
	RMB’000	RMB’000	RMB’000
Cost
At January 1, 2021	391	276,863	277,254
Additions - acquired separately	64	237,557	237,621
At December 31, 2021	455	514,420	514,875
Additions - acquired separately	—	19,852	19,852
At December 31, 2022	455	534,272	534,727
Accumulated amortisation
At January 1, 2021	(379)	(13,774)	(14,153)
Charge for the year	(30)	(8,392)	(8,422)
At December 31, 2021	(409)	(22,166)	(22,575)
Charge for the year	(23)	(18,603)	(18,626)
At December 31, 2022	(432)	(40,769)	(41,201)
Accumulated impairment loss
At January 1, 2021	—	—	—
Charge for the year	—	—	—
At December 31, 2021	—	—	—
Charge for the year	—	(427,314)	(427,314)
At December 31, 2022	—	(427,314)	(427,314)
Net carrying amount
At December 31, 2022	23	66,189	66,212
At December 31, 2021	46	492,254	492,300

The recoverable amount of copyrights of RMB66189 as at December 31, 2022 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the decreased demand for subscriptions. The pre-tax discount rate applied to cash flow projections is 19.7% as at December 31, 2021 and 15.86% as at December 31, 2022 and cash flows beyond the five-year period are extrapolated using a 3.0% growth rate as at December 31, 2021 and 2022. It was concluded that the carrying amount did not exceed the value in use. As a result of this analysis, management has recognised an impairment charge of RMB427,314 in the current year against intangible assets with carrying amounts of RMB492,254 as at December 31, 2021. The impairment charge is recorded within other losses in the statement of profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill

	Subscription and licensing business	Smart music learning business	Music events and performances business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost and net carrying amount at January 1, 2020	—	—	—	—
Acquisition from business combinations (Note 8)	1,610	—	235,615	237,225
Cost and net carrying amount at December 31, 2020, January 1, 2021, and December 31, 2021	1,610	—	235,615	237,225
Acquisition from business combinations (Note 8)	—	764	—	764
Accumulated impairment loss	(1,610)	—	(235,615)	(237,225)
Cost and net carrying amount at December 31, 2022	—	764	—	764

Impairment testing of goodwill

The Group performed its annual impairment test at the end of each year in 2022 and 2021. As at December 31, 2022, the impact of global COVID-19 pandemic and the ongoing economic uncertainty, indicating a potential impairment of goodwill.

Goodwill acquired through business combinations is allocated to the following CGUs for impairment testing:

●	Subscription and licensing business; and

●	Smart music learning business; and

●	Music events and performances business

Subscription and licensing business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate of capital applied to the cash flow projections is 19.7% as at December 31, 2021 and 15.86% as at December 31, 2022. The growth rate used to extrapolate the cash flows beyond the five-year period is 3% as at December 31, 2021 and 2022.

The following describes management’s key assumptions in its subscription and licensing business CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, full impairment provision was considered necessary for the Group’s goodwill allocated to the subscription and licensing business CGU as at December 31, 2022. The impairment charge is recorded within other losses in the statement of profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Goodwill (continued)

Smart music learning business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate of capital applied to the cash flow projections is 19.7% as at December 31, 2021 and 14.47% as at December 31, 2022. The growth rate used to extrapolate the cash flows beyond the five-year period is 3% as at December 31, 2021 and 2022.

The following describes management’s key assumptions in its smart music learning business CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit. A rise in the pre-tax discount rate to 24.88% (i.e., +10.41%) in the smart music learning business CGU would result in impairment.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business. A reduction by 10.2% in the long-term growth rate would result in impairment.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, no impairment provision was considered necessary for the Group’s goodwill allocated to the smart music learning business CGU as at December 31, 2022.

Music events and performances business

The recoverable amount of the CGU is determined based on a value-in-use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The pre-tax discount rate of capital applied to the cash flow projections is 21.7% as at December 31, 2021 and 13.56% as at December 31, 2022. The terminal growth rate used to extrapolate the cash flows beyond the five-year period is 3% as at December 31, 2021 and 2022.

The following describes the management’s key assumptions in its music events and performances business CGU cash flow projections:

Budgeted cash flows – the basis used to determine the budgeted cash flows is based on management’s expectation of the business development.

Discount rate – the discount rate used is before tax and reflects specific risks relating to the relevant unit.

Terminal growth rate – the growth rate is based on management’s expectation of the long-term forecast growth rate of the business.

Based on the result of the impairment testing of goodwill, in the opinion of the directors, full impairment provision was considered necessary for the Group’s goodwill allocated to the Music events and performances business CGU as at December 31, 2022. The impairment charge is recorded within other losses in the statement of profit or loss.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Inventories, net

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Finished goods	8,618	7,307
Less: provision	(7,840)	—
Inventories, net	778	7,307

During 2022, RMB 7,840 (2021: nil) was recognised as an expense for inventories carried at net realisable value. This is recognised in other losses in the statement of profit or loss.

16. Trade receivables, net

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Trade receivables
Receivables from third-party customers	76,260	116,776
Allowance for ECLs	(66,981)	(5,672)
Total trade receivables	9,279	111,104

Trade receivables are non-interest bearing and are generally on terms of 7 to 365 days.

The movements in allowance for ECLs are as follows:

	2022	2021
	RMB’000	RMB’000
At the beginning of the year	(5,672)	(10,818)
Impairment losses, net	(99,595)	(18,653)
Amount written off as uncollectible	38,286	23,799
At the end of the year	(66,981)	(5,672)

17. Prepayments, other receivables and other assets, net

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Non-current
Prepayments	85	213
Deposits	110,127	94,858
Other receivables	24	146
Total	110,236	95,217
Current
Prepayments	27,628	29,368
Deposits	116	244
Other receivables	7,587	4,489
	35,331	34,101
Less: provision	(20)	—
Total	35,311	34,101

Provisions were nil and RMB20 as of December 31, 2021 and 2022, respectively. The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Prepayments, other receivables and other assets, net (continued)

The movements in allowance for ECLs are as follows:

	2022		2021
	RMB’000		RMB’000
At the beginning of the year	—	*	—
Impairment losses, net	20		—	*
Amount written off as uncollectible	—		—
At the end of the year	20		—	*

*	Less than RMB1,000

18. Financial assets and financial liabilities

18.1 Financial assets

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Financial assets at FVTPL
Non-current
Equity investment at FVTPL	—	1,000
Total non-current financial assets at FVTPL	—	1,000
Total financial assets	—	1,000
Financial assets at amortised cost
Current
Trade receivables (Note 16)	9,279	111,104
Financial assets included in prepayments, other receivables and other assets, net	7,683	4,733
Net investments in subleases	—	355
Amounts due from related parties, net	2,377	306
Amounts due from shareholders, net	99	100
Cash and cash equivalents	5,425	59,045
Total current financial assets at amortised cost	24,863	175,643
Non-current
Financial assets included in prepayments, other receivables and other assets	306	3,010
Total non-current financial assets at amortised cost	306	3,010
Total financial assets at amortised cost	25,169	178,653
Total financial assets	25,169	179,653

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.2 Financial liabilities

Lease liabilities and other financial liabilities at amortised cost, with carrying amounts that are reasonable approximations of fair values

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Current
Trade payables	35,012	30,514
Financial liabilities included in other payables and accruals	12,046	20,381
Amount due to a related party	488	—
Amount due to a shareholder	325	325
Interest-bearing loans and borrowings	69,045	41,493
Lease liabilities	4,123	2,486
	121,039	95,199
Non-current
Interest-bearing loans and borrowings	—	6,046
Lease liabilities	4,650	793
	4,650	6,839
Total	125,689	102,038

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

The non-current portion of financial assets included in prepayments, other receivables and other assets, and financial liabilities such as interest-bearing loans and borrowings are measured at amortised cost. In the opinion of the directors, the fair values of these financial assets and financial liabilities approximate to their carrying amounts.

The Group invests in an unlisted investment measured at fair value through profit or loss. The Group has estimated the fair value of the unlisted investment by based on the valuation performed by DZValue Consulting Company Limited, an accredited independent valuer who has valuation experience for similar financial instruments. A change in fair value for this unlisted investment of RMB1,000 was recognised in the statement of profit or loss during the year ended December 31, 2022.

The significant unobservable inputs used in the valuation of unlisted equity investment, together with a quantitative sensitivity analysis as at December 31, 2022 are shown below:

Valuation technique	Significant unobservable inputs	Inputs	Sensitivity of the input to fair value
Market approach	Discount for lack of marketability	33.0%(2021:-)	5% decrease in the discount would increase the fair value by RMB 2,000.
	Discount rate	12.4%(2021:-)	5% decrease in the discount rate would increase the fair value by RMB 150,000.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.3 Fair values and fair value hierarchy (continued)

The fair value of an unlisted investment measured at fair value through profit or loss as of December 31, 2022 is Nil (2021: 1,000) and is categorized within Level 2 (2021: Level 2) of the fair value measurement hierarchy.

During the years ended December 31, 2022 and 2021, there were no transfers of fair value measurements between Level 1 and Level 2, and Level 2 and Level 3.

The following methods and assumptions were used to estimate the fair values :

The fair values of the Group’s interest-bearing loans and borrowings are determined by using the discounted cash flow method using the discount rate currently available for instruments with similar terms, credit risk and remaining maturities as at the end of the reporting period. The changes in fair value as a result of the Group’s own non-performance risk as at December 31, 2022 and 2021 were assessed to be insignificant. The fair values of the Group’s interest-bearing loans and borrowings are approximate to the fair values based on the discounted cash flows.

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

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the United States dollars (“US$”) and HK$ exchange rates, with all other variables held constant, of the Group’s loss before tax. The impact on the Group’s loss before tax is due to changes in the fair values of monetary assets and liabilities. The Group’s exposure to foreign currency risk for all other currencies is not material.

For the year ended December 31, 2022	Change in exchange rate	Effect on loss before tax
		RMB’000
US$	+5%	(461)
	-5%	461
HK$	+5%	—
	-5%	—

For the year ended December 31, 2021	Change in exchange rate	Effect on loss before tax
		RMB’000
US$	+5%	1,606
	−5%	(1,606)
HK$	+5%	—
	−5%	—

For the year ended December 31, 2020	Change in exchange rate	Effect on profit before tax
		RMB’000
US$	+5%	(608)
	−5%	608
HK$	+5%	—
	−5%	—

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

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at December 31, 2022 and 2021. The amounts presented are gross carrying amounts for financial assets.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.4 Financial instruments risk management objectives and policies (continued)

Credit risk (continued)

As at December 31, 2022

	12-month Expected Credit losses	Lifetime Expected Credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	—	—	—	76,260	76,260
Financial assets included in prepayments, other receivables and other assets—Normal*	7,989	—	—	—	7,989
Net investments in subleases—Normal*	—	—	—	—	—
Amounts due from related parties—Normal*	2,377	—	—	—	2,377
Amounts due from shareholders—Normal*	99	—	—	—	99
Cash and cash equivalents—not yet past due	5,425	—	—	—	5,425
	15,890	—	—	76,260	92,150

As at December 31, 2021

	12-month Expected Credit losses	Lifetime Expected Credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables	—	—	—	116,776	116,776
Financial assets included in prepayments, other receivables and other assets—Normal*	7,743	—	—	—	7,743
Net investments in subleases—Normal*	355	—	—	—	355
Amounts due from related parties—Doubtful*	306	—	2,000	—	2,306
Amounts due from shareholders—Normal*	100	—	—	—	100
Cash and cash equivalents—not yet past due	59,045	—	—	—	59,045
	67,549	—	2,000	116,776	186,325

*	The credit quality of the financial assets included in prepayments, other receivables and other assets, net investments in subleases, and amounts due from related parties and shareholders is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

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

The Group has significant credit risk concentration from its largest customers’ trade receivables. The Group’s largest customer’s trade receivables represents 52% and 17% of the Group’s gross trade receivables as at December 31, 2022 and 2021, respectively. The Group’s five largest customers’ trade receivables represent 74% and 47% of the Group’s gross trade receivables as at December 31, 2022and 2021, respectively.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses both on an aging basis and specific basis. In evaluating the collectability of aging receivable balances, the matrix provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. In evaluating the collectability of specific receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. Generally, trade receivables are written off if past due for more than one year and are subject to enforcement activity.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

		Days past due
	Not overdue	1 - 90 days	91 - 180 Days	>181 days	Total
December 31, 2022
Expected credit loss rate	49.8%	86.31%	97.12%	97.41%	87.83%
Gross carrying amount (RMB’000)	14,529	3,258	8,496	49,977	76,260
Expected credit loss (RMB’000)	7,236	2,812	8,251	48,682	66,981

		Days past due
	Not overdue	1 - 90 days	91 - 180 Days	>181 days	Total
December 31, 2021
Expected credit loss rate	2.80%	3.30%	7.66%	16.47%	4.86%
Gross carrying amount (RMB’000)	65,102	22,232	19,686	9,756	116,776
Expected credit loss (RMB’000)	1,824	733	1,508	1,607	5,672

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

The table below summarises the maturity profile of the Group’s financial liabilities as at the end of the reporting period based on the contractual undiscounted payments:

	On demand	Less than 1 year	>1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2022
Interest-bearing loans and borrowings	30,000	42,680	—	72,680
Lease liabilities	—	4,194	5,032	9,226
Trade payables	—	35,012	—	35,012
Due to a shareholder	325	—	—	325
Due to a related party	—	488	—	488
Other payables and accruals	—	12,046	—	12,046
As at December 31, 2021
Interest-bearing loans and borrowings	10,000	34,804	6,205	51,009
Lease liabilities	—	2,571	811	3,382
Trade payables	—	30,514	—	30,514
Due to a shareholder	325	—	—	325
Other payables and accruals	—	20,381	—	20,381

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

Supplier concentration risk – the Group’s main operations are dependent upon one particularly large supplier. The Group purchases copyright from the supplier with an amount of RMB52,385, RMB210,887 and nil for transactions and ending balances of RMB89,967, RMB96,703 and RMB118,118 for prepayment as of December 31, 2020, 2021 and 2022, respectively.

The Group’s top 1 supplier accounted for nil, 63.6% and 41% of its purchase and for 85.7%, 77.7% and 76.7% of its ending balances of prepayment in the years ended December 31, 2020, 2021 and 2022, respectively.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Financial assets and financial liabilities (continued)

18.5 Changes in liabilities arising from financing activities

	Interest- bearing		Due	Due to
	loans and borrowings	Lease liabilities	to a shareholder	a related party
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2020	55,000	14,713	—	—
Changes from financing activities	5,000	(4,688)	—	7,177
Changes from operating activities	—	(778)	—	—
Acquisition of a subsidiary	—	—	325	—
Additions	—	5,682	—	—
Accretion of interest	—	2,561	—	—
As at December 31, 2020 and January 1, 2021	60,000	17,490	325	7,177
Changes from financing activities	(12,461)	(3,648)	—	(7,177)
Lease termination	—	(14,379)	—	—
Additions	—	2,734	—	—
Accretion of interest	—	1,082	—	—
As at December 31, 2021 and January 1, 2022	47,539	3,279	325	—
Changes from financing activities	21,506	(1,309)	—	488
Changes from operating activities	—	(859)	—	—
Lease termination	—	(1,151)	—	—
Additions	—	8,578	—	—
Accretion of interest	—	235	—	—
As at December 31, 2022	69,045	8,773	325	488

19. Cash and cash equivalents

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Cash and cash equivalents	5,425	59,045

At December 31, 2022, the cash and cash equivalents of the Group denominated in RMB amounting to RMB4,898,000 (2021: RMB16,046,000). The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Issued capital and reserves

The authorised share capital consisted of 50,000,000 shares at a par value of US$0.001 per share, of which 41,718,902 shares were designated as Class A ordinary shares and 8,281,098 as Class B ordinary shares after the completion of the Company’s initial public offering (“IPO”) and such designation was retrospectively disclosed in the consolidated financial statements. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares. There was no transfer between Class A ordinary shares and Class B ordinary shares in the years ended December 31, 2020, 2021 and 2022, respectively.

On January 12, 2021, the Company completed its initial public offering and was listed on the New York Stock Exchange. 5,000,000 ordinary shares were issued at a price of US$10 per share for net proceeds after deducting underwriting discounts and commissions and other issuance costs of approximately US$46.5 million (equivalent to RMB292,958,000). After the initial public offering, there were 29,566,273 ordinary shares outstanding, consisting of 21,285,625 Class A ordinary shares and 8,281,098 Class B ordinary shares, with par value US$0.001 and prepayments of listing expenses as at December 31, 2020 of US$0.9 million (equivalent to RMB5,510,000) has been debited to capital reserve.

From September to December 2021, the Company completed a treasury share repurchase from Tiger Brokers (NZ) Limited for an aggregate of 49,609 ordinary shares with a consideration of US$199,000 (equivalent to RMB1,274,000). The total amount paid for the buy-back of the shares has been debited to the capital reserve of the Company.

As at December 31, 2021, there were 49,609 treasury shares outstanding (2020: Nil) for the distributions of share-based payments expenses at exercise of share options as disclosed in Note 29 to the financial statements.

On October 28, 2022, the company signed a financial advisory contract with FirsTrust China Ltd. The company hired FirsTrust China Ltd to provide professional management, operations, and business development consulting services. The service period is from October 28, 2022, to April 27, 2023, and the consulting fee is 500,000 common shares. According to the agreement, on November 22, 2022, the company issued 500,000 common shares at a closing price of $0.693 per share to personnel designated by FirsTrust China Ltd to pay for the consulting fees.

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

Statutory restrictions (continued)

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

Amounts restricted that include statutory reserve funds, as determined in accordance with CAS, were RMB9,420,000 and RMB9,420,000 as at December 31, 2022 and 2021, respectively.

21. Trade payables

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Trade payables	35,012	30,514

Terms and conditions of the above financial liabilities are as follows:

●	Trade payables are non-interest-bearing and are normally settled on terms ranging from 1 to 30 days; and

●	For explanations on the Group’s liquidity risk management processes, refer to Note 18.4.

22. Contract liabilities

The balance represented the receipts in advance from customers.

	December 31, 2022	December 31, 2021	December 31, 2020
	RMB’000	RMB’000	RMB’000
Deferred revenue
Subscriptions and licensing	13,197	12,050	13,827
Smart music education	7,868	11,784	11,074
Music Festival Events	38	38	—
Total contract liabilities	21,103	23,872	24,901
Current	20,688	23,506	24,314
Non-current	415	366	587

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Amount of revenue recognised in the respective reporting periods that was included in the contract liabilities at the beginning of the reporting period	20,960	20,821	13,874

Contract liabilities include deferred revenue relating to the subscription and licensing of music content and music education products and services.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Interest-bearing loans and borrowings

	Effective interest rate	Maturity	December 31, 2022	December 31, 2021	Guaranteed or pledged by
	%		RMB’000	RMB’000
Current:
Secured RMB10 million bank loan	3.65 (2021: 4.25)	On demand (2021: On demand)	10,000	10,000	He Yu
Secured RMB10 million bank loan	5.50	On demand	10,000	—	He Yu
Secured RMB10 million bank loan	4.00	On demand	10,000	—	He Yu
Secured RMB28 million other borrowings	12	December 27, 2023	27,880	—	He Yu
Secured RMB10 million other borrowings	6.40	September 7, 2023	5,119	—	He Yu and Kuke’s patent right(smart piano and its assembly method)
Unsecured RMB20 million other borrowings	Nil (2021: 12)	Nil (2021: December 31,2022)	—	20,000	—
Unsecured RMB23 million other borrowings	6.85 (2021: 6.85)	April 20, 2023 (2021: December 31,2022)	6,046	11,493	—
			69,045	41,493
Non-current:
Unsecured RMB23 million other borrowings	Nil (2021: 6.85)	Nil (2021: April 20, 2023)	—	6,046	—
			69,045	47,539

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases (continued)

Group as a lessee (continued)

Set out below are the carrying amounts of right-of-use assets recognised and the movements during the years:

	Building	Music education equipment	Total
	RMB’000	RMB’000	RMB’000
At January 1, 2021	4,318	10,600	14,918
Additions	2,259	475	2,734
Depreciation charge	(3,443)	(696)	(4,139)
Lease termination	(74)	(10,379)	(10,453)
At December 31, 2021	3,060	—	3,060
Additions	8,578	—	8,578
Depreciation charge	(3,433)	—	(3,433)
Lease termination	(1,056)	—	(1,056)
As December 31, 2022	7,149	—	7,149

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2022	2021
	RMB’000	RMB’000
At January 1	3,279	17,490
Additions	8,578	2,734
Accretion of interest	235	1,082
Covid-19 - related rent concessions from a lessor	(859)	—
Lease termination	(1,151)	(14,379)
Payments	(1,309)	(3,648)
At December 31	8,773	3,279
Current	4,123	2,486
Non-current	4,650	793

The following are the amounts recognised in profit or loss:

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Depreciation expense of right-of-use assets	3,433	4,139	4,480
Interest expense on lease liabilities	235	1,082	2,561
Covid-19-related rent concessions from a lessor	(859)	—	(778)
Expense relating to short term leases and leases of low-value assets included in administrative expenses	1,676	1,604	775
Total amount recognised in profit or loss	4,485	6,825	7,038

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Leases (continued)

Group as a lessee (continued)

The total cash outflow for leases included in the statements of cash flows is as follows:

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Total cash outflow for leases	2,985	5,252	5,463

Group as a lessor

The Group entered into sub-lease agreements on its office. These leases have terms of three and a half years, which are equal to the lease term of the head lease.

Future minimum rentals receivable under non-cancellable finance leases as at each of the reporting dates are as follows:

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Amounts receivable:
Within one year	—	357
Total future undiscounted minimum rentals receivables	—	357
Unearned finance income	—	(2)
Net investments in subleases	—	355
Current	—	355
Non-current	—	—

25. Other payables and accruals

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Accruals	11,934	10,372
Other payables	34,718	39,057
Payable to database suppliers	3,327	3,000
Interest payables	184	5,749
Total other payables and accruals	50,163	58,178
Current	50,163	58,178
Non-current	—	—

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

		Interest income on net investments in subleases	Revenue from a related party	Acquisition of a subsidiary	Copyright expenses
		RMB’000	RMB’000	RMB’000	RMB’000
Shareholder of the Company	2022	—	—	—	—
	2021	—	—	—	—
	2020	—	—	174,944	—
BMF Culture*	2022	—	—	—	—
	2021	—	—	—	—
	2020	23	—	—	—
Naxos^	2022	—	—	—	5,203
	2021	—	—	—	7,743
	2020	—	—	—	—

*	A director of the Company is the controlling shareholder of Rosenkavalier, the parent company of BMF Culture. BMF Culture became a subsidiary of the Group since February 29, 2020. Further details are disclosed in note 8 to the consolidated financial statements.

^	Naxos refers to Naxos Global Distribution Limited, Naxos Rights International Limited and their affiliates and subsidiaries, of which a director of the Company is the controlling shareholder.

Outstanding balances at December 31, 2022 and 2021 are unsecured and interest-free and repayable on demand. There have been no guarantees provided or received for any related party receivables or payables

		Net investments in subleases	Due from related parties /shareholders	Due to a related party/ a shareholder
		RMB’000	RMB’000	RMB’000
Naxos One Holding Limited（Former Name: Shigoo Limited）#	2022	—	304	488
	2021	—	306	—
Shareholders of the Company	2022	—	99	325
	2021	—	100	325
Hoi Tung Chan^	2022	—	2,073	—
	2021	—	—	—

#	A director of the Company is the controlling shareholder of Naxos One Holding Limited. The amount due from Naxos One Holding Limited was unsecured, interest-free and repayable on demand, while the amount due to Naxos One Holding Limited was unsecured, interest-free and repayable within one year.

^	Hoi Tung Chan was the Chief Financial Officer of Kuke Music Holding Limited, who resigned its position on 12th May, 2023. The amount due from Hoi Tung Chan was unsecured, interest-free and repayable on demand.

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. Related party disclosures (continued)

The following table provides compensation of key management personnel of the Group:

	2022	2021	2020
	RMB’000	RMB’000	RMB’000
Short term employee benefits	4,239	7,833	7,875
Equity-settled share-based payment expenses	9,002	30,650	14,269
Post employment benefits	552	518	356
Total compensation paid to key management personnel	13,793	39,001	22,500

The amounts disclosed in the table are the amounts recognised as an expense during the reporting periods related to key management personnel.

27. Notes to the consolidated statements of cash flows

Major non-cash transactions

(a)	During the year ended December 31, 2020, the Group acquired 100% equity interest in Rosenkavalier by issuing 4,856,273 ordinary shares of the Company, which had a total value of RMB284,000,000 (Note 8).

(b)	During the year ended December 31, 2020, the Group and two independent third parties entered into an agreement to offset the non-current loan receivable against a non-current loan payable. As a result, both the non-current loan receivable and non-current loan payable were derecognised through a non-cash transaction.

(c)	During the year ended December 31, 2022, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB8,578,000 (2021: RMB2,259,000) in respect of lease arrangements for one (2021: three) properties (Note 24).

(d)	During the year ended December 31, 2022, the Group entered into finance lease arrangements in respect of property, plant and equipment with a total capital value at the inception of the leases of Nil (2021: RMB475,000) (Note 24).

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. Standards issued but not yet effective

The new and amended standards that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards, if applicable, when they become effective.

Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Amendments to IFRS 17	Initial Application of IFRS 17 and IFRS 9 – Comparative Information[1]
Amendments to IAS 1	Classification of Liabilities as Current or Non-curren[1]
Amendments to IAS 1 and	Disclosure of Accounting Policies[1]
Amendments to IAS 8	Definition of Accounting Estimate[1]
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[1]

1.	Effective for annual periods beginning on or after 1 January 2023

2.	No mandatory effective date yet determined but available for adoption

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share-based payments (continued)

Share Option Agreement (continued)

(b)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year:

	2022 WAEP US$	2022 Number of options	2021 WAEP US$	2021 Number of options
At January 1	8.46	887,002	8.46	887,002
Granted during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercised during the year	—	—	—	—
Expired during the year	—	—	—	—
At December 31	8.46	887,002	8.46	887,002

(c)	The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

	2022	2021
Exercise period	Number of options	Number of options	Exercise price US$
July 12, 2021 – January 12, 2025	295,667	295,667	8.46
January 12, 2022 – January 12, 2025	295,667	295,667	8.46
July 12, 2022 – January 12, 2025	147,834	147,834	8.46
January 12, 2023 – January 12, 2025	147,834	147,834	8.46
	887,002	887,002

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

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share-based payments (continued)

2020 ESOP Plan (continued)

The following table lists the inputs to the model used:

Assumptions	Inputs
Dividend yield (%)	0%
Expected volatility (%) (note)	50%
Risk-free interest rate (%)	0.88%
Suboptimal factor	1.0 - 2.5
Forfeiture rate	0%
Option life (years)	10
Share price (US$ per share)	9.03

Note:	Expected volatility is determined by reference to a peer group of publicly traded companies. No other feature of the options granted was incorporated into the measurement of fair value.

(b)	The following share options and restricted shares were outstanding under the 2020 ESOP Plan during the year:

	2022 WAEP US$	2022 Numbers of options	2022 Number of restricted shares	2021 WAEP US$	2021 Numbers of options	2021 Number of restricted shares
At January 1, 2022	0.01	1,125,334	101,666	0.01	1,125,334	101,666
Granted during the year	—	—	—	—	—	—
Forfeited during the year	—	—	—	—	—	—
Exercised during the year	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—
At December 31, 2022	0.01	1,125,334	101,666	0.01	1,125,334	101,666

(c)	The exercise prices and exercise periods of the share options and restricted shares outstanding as at the end of the reporting period are as follows:

Exercise period	2022 Number of options	2022 Number of restricted shares	2021 Number of options	2021 Number of restricted shares	Exercise price US$
October 1, 2021 – October 30, 2030	562,666	50,832	562,666	50,832	0.01
October 1, 2022 – October 30, 2030	337,600	30,500	337,600	30,500	0.01
October 1, 2023 – October 30, 2030	112,534	10,167	112,534	10,167	0.01
October 1, 2024 – October 30, 2030	112,534	10,167	112,534	10,167	0.01
	1,125,334	101,666	1,125,334	101,666

The fair values of the share options and restricted shares granted under the Share Option Agreement and 2020 ESOP Plan during the year were US$3,182,000 and US$10,950,000, respectively, of which the Group recognised a share-based payment expense of RMB15,208,000 (equivalent to approximately US$2,205,000) for the year ended December 31, 2022 (2021: RMB53,933,000 (equivalent to approximately US$8,360,000)).

KUKE MUSIC HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. Share-based payments (continued)

2020 ESOP Plan (continued)

At the end of the reporting period, the Company had 2,012,336 and 101,666 share options and restricted shares outstanding. If the outstanding share options and restricted shares were exercised in full, an additional 2,114,002 ordinary shares of the Company will be issued, resulting in additional share capital of RMB13,672 (equivalent to approximately US$2,000) and capital reserve of RMB 51,366,455 (equivalent to approximately US$7,514,000) (before issue expenses), respectively.

30. Commitments

The Group had the following purchase commitments at the end of the reporting period which are not yet reflected in the financial statements.

	December 31, 2022	December 31, 2021
	RMB’000	RMB’000
Intangible assets	400	5,000
Music education equipment	—	6,091
	400	11,091

31. Events after the reporting period

In March, 2023, the Group announced an agreement to acquire a 49% equity interest in Singapore domiciled KOLO.Market, with an option to acquire the remaining 51%, in consideration of $6,500,000 by issuing 4,333,333 shares at the issue price of $1.5 each. This agreement’s contents replace the contents of the original agreement signed in February, 2022 which was cancelled. In May, 2023, Mr. Xiao Ruojun, who joined the company in February 2023, will take over Mr. Chan’s role and serve as the Financial Vice President of the Company.