Form 20-F/A
period 2022-12-31
Kuke Music Holding Ltd
filed 2023-10-12
CIK 1809158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

N/A

(Translation of Registrants name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 303

Beijing Broadcasting Tower,

No. Jia 14, Jianwaidajie

Chaoyang District, Beijing

People's Republic of China

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

Kuke Music Holding Limited (Cayman) Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2023 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Form 20-F.

Other than as set forth above and with respect to “Item 3. Key Information-D. Risk Factors” and “Item 6. Directors, Senior Management and Employees—E. Share Ownership”, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings and reports with the SEC subsequent to May 16, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

(1)	As of the date of this annual report, shareholders who own 5% or more of our issued and outstanding ordinary shares, which we refer to as our principal shareholders, include Mr. He Yu (directly and through Aleatory Limited and Capriccio Limited), Mr. Xingping Zuo (directly and indirectly through Musence Limited), Mr. Jianmin Jin, Mr. Lung Yu (directly and indirectly through Supertonic Limited), Eichent Limited and Million Profit International Holdings Limited. Our principal shareholders who are directors and executive officers of Kuke Music Holding Limited include Mr. He Yu, Mr. Xingping Zuo and Mr. Lung Yu. For more information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for more details.

(2)	The remaining 49% equity interest in Naxos China is held by Naxos International (Far East) Limited, which is ultimately controlled by independent third parties.

(3)	He Yu, Xingping Zuo, Jianmin Jin and Kunshan Maidun Culture Industry Investment Enterprise (Limited Partnership) each holds 35.5%, 25.9%, 9.0% and 8.9% equity interests in Beijing Kuke Music, respectively. The remaining 20.7% equity interests in Beijing Kuke Music are held by other beneficial owners of our company.

(4)	Lung Yu, He Yu, Ningbo Huaqing Ruizhe Investment Partnership (Limited Partnership), Tianjin Shengxin Enterprise Management Consulting Partnership (Limited Partnership) and Suzhou Fengqiao Jichu Chuangye Investment Partnership (Limited Partnership) and Zheng Tu each holds 38.5%, 23.1%, 15.4%, 15.4%, 6.2% and 1.4% equity interests in BMF Culture, respectively.

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

VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2020, 2021 and 2022 of (i) Kuke Music, (ii) our WFOEs, (iii) our other subsidiaries and (iv) the VIEs and their subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2020, 2021 and 2022. Our consolidated financial statements are prepared and presented in accordance with IFRS. The VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2022
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	16	3,459	111,640	—	115,115
Cost of sales	—	—	(1,370)	(96,654)	220	(97,804)
Gross profit	—	16	2,089	14,986	220	17,311
Operating (loss)/profit	6,099	(10,663)	(35,053)	(845,228)	220	(884,625)
(Loss)/profit for the year and total comprehensive (loss)/income for the year	6,099	(10,662)	(35,039)	(857,525)	220	(896,907)

	For the year ended December 31, 2021
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	—	7,317	288,789	(209)	295,897
Cost of sales	—	—	(3,184)	(123,271)	429	(126,026)
Gross profit	—	—	4,133	165,518	220	169,871
Operating (loss)/profit	(79,860)	(5,451)	(331)	34,936	220	(50,486)
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(79,858)	(5,450)	(323)	25,794	220	(59,617)

	For the year ended December 31, 2020
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	—	11,425	152,164	(708)	162,881
Cost of sales	—	—	(5,440)	(38,888)	47	(44,281)
Gross profit	—	—	5,985	113,276	(661)	118,600
Operating (loss)/profit	(43,011)	(425)	6,259	35,917	(1,839)	(3,099)
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(43,007)	(425)	5,583	24,474	(1,839)	(15,214)

Selected Condensed Consolidated Balance Sheets Information

	For the year ended December 31, 2022
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	50	576	2,130	2,669	—	5,425
Trade receivables	—	—	534	8,745	—	9,279
Prepayments, other receivables and other assets	35	121	20	35,135	—	35,311
Due from related parties	2,073	—	—	304	—	2,377
Due from shareholders	—	—	—	99	—	99
Inventories	—	—	—	778	—	778
Total current assets	2,158	697	2,684	47,730	—	53,269
Property, plant and equipment	—	—	84	9,026	—	9,110
Intangible assets(1)	1,444	—	211	64,777	(220)	66,212
Right-of-use assets	—	—	—	7,149	—	7,149
Goodwill	—	—	—	764	—	764
Investment in subsidiaries(2)	284,000	1,020	12,190	—	(297,210)	—
Prepayments, other receivables and other assets(3)	—	—	37,178	110,236	(37,178)	110,236
Total non-current assets	285,444	1,020	49,663	191,952	(334,608)	193,471
Due from intercompanies(4)	401,178	50	311,841	6,344	(719,413)	—
Total assets	688,780	1,767	364,188	246,026	(1,054,021)	246,740
Liabilities
Trade payables	950	—	4,087	29,975	—	35,012
Other payables and accruals	274	1,059	2,041	46,789	—	50,163
Contract liabilities	—	—	160	20,528	—	20,688
Due to a shareholder	—	—	—	325	—	325
Due to related parties	488	—	—	—	—	488
Interest-bearing loans and borrowings	—	—	—	69,045	—	69,045
Lease liabilities	—	—	—	4,123	—	4,123
Income tax payable	—	—	459	584	—	1,043
Total current liabilities	1,712	1,059	6,747	171,369	—	180,887
Contract liabilities	—	—	—	415	—	415
Lease liabilities	—	—	—	4,650	—	4,650
Other payable(3)	—	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	—	41,065	(36,000)	5,065
Due to intercompanies(4)	607	4,729	386,102	327,975	(719,413)	—
Total liabilities	2,319	5,788	392,849	540,409	(755,413)	185,952
Total net assets/(liabilities)	686,461	(4,021)	(28,661)	(294,383)	(298,608)	60,788

	For the year ended December 31, 2021
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	38,823	374	10,947	8,901	—	59,045
Trade receivables	—	—	743	110,361	—	111,104
Prepayments, other receivables and other assets	545	29	38	33,489	—	34,101
Net investments in subleases	—	—	—	355	—	355
Due from related parties	—	—	—	306	—	306
Due from shareholders	—	—	—	100	—	100
Inventories	—	—	—	7,307	—	7,307
Total current assets	39,368	403	11,728	160,819	—	212,318
Property, plant and equipment	—	—	159	60,284	—	60,443
Intangible assets(1)	—	—	4	492,737	(441)	492,300
Right-of-use assets	—	—	—	3,060	—	3,060
Goodwill	—	—	—	237,225	—	237,225
Investment in subsidiaries(2)	284,000	1,020	12,190	—	(297,210)	—
Prepayments, other receivables and other assets(3)	—	—	37,178	95,217	(37,178)	95,217
Deferred tax assets	—	—	2	7,734	—	7,736
Equity investment at FVTPL	—	—	—	1,000	—	1,000
Total non-current assets	284,000	1,020	49,533	897,257	(334,829)	896,981
Due from intercompanies(4)	343,416	6,381	284,087	1,594	(635,478)	—
Total assets	666,784	7,804	345,348	1,059,670	(970,307)	1,109,299
Liabilities
Trade payables	—	—	5,468	25,046	—	30,514
Other payables and accruals	1,850	206	2,551	53,571	—	58,178
Contract liabilities	—	—	939	22,567	—	23,506
Due to a shareholder	—	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	—	41,493	—	41,493
Lease liabilities	—	—	—	2,486	—	2,486
Income tax payable	—	—	481	2,035	—	2,516
Total current liabilities	1,850	206	9,439	147,523	—	159,018
Contract liabilities	—	—	—	366	—	366
Interest-bearing loans and borrowings	—	—	—	6,046	—	6,046
Lease liabilities	—	—	—	793	—	793
Deferred tax liabilities	—	—	—	1,417	—	1,417
Other payable(3)	—	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	—	44,622	(36,000)	8,622
Due to intercompanies(4)	607	955	329,533	304,383	(635,478)	—
Total liabilities	2,457	1,161	338,972	496,528	(671,478)	167,640
Total net assets/(liabilities)	664,327	6,643	6,376	563,142	(298,829)	941,659

	For the year ended December 31, 2020
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	1,716	115	16,058	7,830	—	25,719
Trade receivables	—	—	5,329	176,393	—	181,722
Prepayments, other receivables and other assets	7,621	—	21	20,881	—	28,523
Net investments in subleases	—	—	—	211	—	211
Due from related parties	358	—	—	1,405	—	1,763
Due from shareholders	—	—	—	100	—	100
Inventories	—	—	—	950	—	950
Total current assets	9,695	115	21,408	207,770	—	238,988
Property, plant and equipment	—	—	186	17,949	—	18,135
Intangible assets(1)	—	—	8	263,754	(661)	263,101
Right-of-use assets	—	—	—	14,918	—	14,918
Goodwill	—	—	—	237,225	—	237,225
Investment in subsidiaries(2)	284,000	1,020	12,190	—	(297,210)	—
Prepayments, other receivables and other assets(3)	—	—	37,178	95,376	(37,178)	95,376
Net investments in subleases	—	—	—	202	—	202
Deferred tax assets	—	—	—	8,917	—	8,917
Investment in a joint venture	—	—	—	491	—	491
Total non-current assets	284,000	1,020	49,562	638,832	(335,049)	638,365
Due from intercompanies(4)	127,363	11,481	63,549	1,200	(203,593)	—
Total assets	421,058	12,616	134,519	847,802	(538,642)	877,353
Liabilities
Trade payables	—	—	7,068	20,242	—	27,310
Other payables and accruals	9,196	—	3,613	54,312	—	67,121
Contract liabilities	—	—	226	24,088	—	24,314
Due to a shareholder	—	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	—	60,000	—	60,000
Lease liabilities	—	—	—	7,660	—	7,660
Income tax payable	—	—	732	9,681	—	10,413
Due to related parties	7,177	—	—	—	—	7,177
Total current liabilities	16,373	—	11,639	176,308	—	204,320
Contract liabilities	—	—	11	576	—	587
Lease liabilities	—	—	—	9,830	—	9,830
Deferred tax liabilities	—	—	—	1,447	—	1,447
Other payable(3)	—	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	11	47,853	(36,000)	11,864
Due to intercompanies(4)	607	523	116,170	86,293	(203,593)	—
Total liabilities	16,980	523	127,820	310,454	(239,593)	216,184
Total net assets/(liabilities)	404,078	12,093	6,699	537,348	(299,049)	661,169

Note:

(1)	It represents the elimination of the trade among our Company, our WFOEs and other subsidiaries and the VIEs and their subsidiaries.

(2)	It represents the elimination of the investment in our WFOEs and other subsidiaries and the VIEs and their subsidiaries.

(3)	Loans between non-related companies.

(4)	It represents the elimination of intercompany balances among our Company, our WFOEs and other subsidiaries and the VIEs and their subsidiaries.

Selected Condensed Consolidated Cash Flows Information

	For the year ended December 31, 2022
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(36,243)	201	(8,550)	17,893	220	(26,479)
Net cash flows from/(used in) investing activities	(3,846)	1	(267)	(34,144)	(220)	(38,476)
Net cash flows from/(used in) financing activities	1,316	—	—	10,019	—	11,335

	For the year ended December 31, 2021
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(247,400)	258	(5,074)	316,686	220	64,690
Net cash flows from/(used in) investing activities	—	1	(37)	(290,949)	(220)	(291,205)
Net cash flows from/(used in) financing activities	284,507	—	—	(24,666)	—	259,841

	For the year ended December 31, 2020
	Our Company	Our WFOEs	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(95,986)	88	4,726	118,120	(661)	26,287
Net cash flows from/(used in) investing activities	—	—	386	(122,384)	(661)	(121,337)
Net cash flows from/(used in) financing activities	97,688	—	—	71	—	97,759

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

Quality content is the foundation of our business. Content costs, including (i) license fees, either on a fixed amount or revenue-sharing basis, and (ii) amortization of copyrights we acquired or licensed with one-off payments, have historically accounted for a significant portion of our cost of sales, and increases in content costs may directly affect our financial condition and profitability. For example, if the competition for high-quality content intensifies and rights holders experience greater financial pressure, some of our content providers may ask for higher license fees for the content they provide. In addition, our license agreement with Naxos requires us to pay Naxos a minimum license fee that increases annually over the term of the license period. In addition, as some of our content providers are located or incorporated in the United States, the increasing tension between the United States and China surrounding trade policies, as well as the potential further escalation of such tension, also create significant uncertainties on our ability to control our content costs. If any new tariffs, legislation or regulations are implemented, or if existing trade agreements are renegotiated, such changes could significantly increase our content costs. Any failure to control our content costs could materially and adversely affect our business, financial condition, and results of operations.

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

For our music licensing business, substantially all of our license agreements are nonexclusive and therefore our licensees are free to enter into similar agreements with third parties, including our competitors. There can be no assurance that we will be able to renew license agreements with existing licensees or enter into license agreements with any new licensees, and failure to do so may materially and adversely affect our business, operating results and financial condition. For our music subscription business, public universities, music conservatories and public libraries make up most of our music subscription venue and these entities typically reply on government funding to support their discretionary spending. As such, our music subscription revenue also hinges on the level of government funding available to these entities and the amount of discretion they have in allocating such funding, both of which may have become more limited due to adverse economic conditions. Any deterioration of the Chinese economy, employment levels, disposable income and consumer confidence could also have a negative impact on the demand of our licensees and individual subscribers for, and their spending on, our services.

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

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. In order to contain the spread of COVID-19, the Chinese government took a number of actions, including mandatory quarantine requirements, travel restrictions, postponed school and kindergarten reopenings and resumption of business operations and prohibition of public gatherings. As a result of these measures and other precautionary actions taken by our and the VIEs’ existing and perspective customers in response, our and the VIEs’ business operations were significantly disrupted. For more details on the impact of the COVID-19 pandemic on our business and financial conditions, see “Item 5. Operating and Financial Review and Prospects-The COVID-19 pandemic.”

While many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022, there remain significant uncertainties surrounding COVID-19 and whether the COVID-19 pandemic will lead to a prolonged downturn in the economy is still unknown. If the outbreak persists or escalates, our and the VIEs’ business operations and financial condition may be subject to further negative impact.

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

In particular, recent global financial market turbulences may adversely affect our ability to access the capital markets to meet our liquidity needs.

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

As of the date of this annual report, Mr. He Yu, our Chief Executive Officer and Chairman of the Board, and Mr. Lung Yu, our Director, beneficially own all of our issued and outstanding Class B ordinary shares, representing 76.8% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.” Holders of our Class B ordinary shares have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership will limit your ability to influence corporate matters and may discourage, delay or prevent a change of control of our company that holders of Class A ordinary shares and ADSs may view as beneficial, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

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

We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group and NetEase Cloud Music, as well as commercial enterprises, such as film and TV production companies, airlines and smart hardware companies. Our music subscription service provides users with high-quality online and offline streaming access to our content library. Users can access our platform from our website, mobile app and smart music devices. As our encyclopedic catalog is especially suitable for educational and professional use, we have attracted a large number of universities, music conservatories, public libraries and individuals to subscribe to our service over the years. As of December 31, 2022, we had over 840 institutional subscribers on a cumulative basis since our inception, including over 500 universities and music conservatories and over 330 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

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

As of December 31, 2022, we had over 840 institutional subscribers on a cumulative basis since our inception, including over 500 universities and music conservatories and over 330 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

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

Due to the impact of COVID-19, we have not been able to organize as many live classical music performances or invite as many overseas artists to perform at our live classical music events as we had been able to prior to the outbreak of the COVID-19 pandemic. In 2022, due to COVID-related restrictions, we were not able to fully host the 2022 Beijing Music Festival.

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

Naxos has also licensed certain content it owns or controls to Naxos China, our joint venture with Naxos. Naxos China’s license agreement with Naxos International expires on December 31, 2025, unless either party indicates otherwise in advance. Naxos China shall pay Naxos International 30% of all payments, sales proceeds or other monies directly received by or credited to Naxos China for the exploitation of the licensed content less any tax deducted (or 50% if Naxos China’s agent or affiliate is involved). Naxos China’s license agreement with Naxos of America, Inc. expires on January 1, 2024 and is automatically renewable for successive one-year periods unless either party indicates otherwise in advance. Pursuant to these license agreements, Naxos China has the exclusive right to exploit or license third parties to use the licensed content in accordance with the terms of the agreement. Naxos China shall pay Naxos of America, Inc. 65% of the income actually received by or credited to Naxos China that is derived from the exploitation of the licensed content. The licensor has audit rights and may terminate the agreement in case of any material breach of the agreement. There are no minimum guarantee payment obligations under the agreements.

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

The COVID-19 pandemic

In 2020, 2021 and 2022, the COVID-19 pandemic and governmental measures imposed to contain its spread had a significant negative impact on our business and financial conditions. For example, (i) postponed reopenings and subsequent shutdowns of schools and kindergartens adversely affected the sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems and our institutional music subscription services; (ii) stay-at-home orders and prohibition of public gatherings caused us to cancel the production of many on-ground, live classical music events, and (iii) the general population’s fears regarding contracting COVID-19 also resulted in decreased ticket sales and sponsorship fees. Through online streaming of live classical music performances and additional pre-recorded performances, most of which are available to registered users of the BMF Club app for free, we have attracted new sponsors; however, we have also incurred higher content costs and IT expenditures associated with the streaming of these content.

In 2021, our business operations substantially returned to the normal level. Following our initial public offering in January 2021, we were able to use the proceeds from our initial public offering to further enhance our product and service offerings and expend more resources on advertising, marketing and other brand-building initiatives. As a result, our smart music learning business, licensing business and live classical music events business experienced strong growth in 2021, and our total revenue increased by 81.7% from RMB162.9 million in 2020 to RMB296.0 million in 2021 accordingly. For more details, see “-Year Ended December 31, 2021 Compared to Year Ended December 31, 2020.” However, as a result of resurgences of COVID-19, government authorities in China implemented various stringent preventive and control measures in 2022 to contain the spread of COVID-19, such citywide lockdowns, quarantines, travel restrictions, suspension of business activities and school closures, which had a damping effect on economic growth and consumer demand and caused the sales of our Kukey courses, Kuke smart pianos, Kuke smart music teaching systems and institutional music subscription services to decline. In addition, in response to these headwinds, we reduced our marketing spending and strategically prioritized profit maximization over revenue growth in 2022, which further contributed to the 61.1% decrease in our revenue from RMB296.0 million in 2021 to RMB115.2 million (US$16.7 million) in 2022.

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

(ii) Smart Music Learning Revenue

We generate our smart music learning revenue primarily from the sale of Kukey courses and the sale of Kuke smart pianos, Kuke smart music teaching systems and piano accessories to distributors for them to resell to end customers. Students typically subscribe to our Kukey courses on a monthly, semester or school-year basis. We typically collect tuition directly from enrolled students and share part of the tuition fees with distributors who help us establish collaboration with kindergartens. All Kuke smart pianos are sold together with the pre-installed Kuke smart music teaching systems. We sell Kuke smart music teaching systems primarily along with Kuke smart pianos and also on a stand-alone basis.

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

Other losses

Our other losses primarily include impairment of inventories, impairment of property, plant and equipment, impairment of intangible assets and impairment of goodwill.

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

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our total revenue decreased by 61.1% from RMB296.0 million in 2021 to RMB115.2 million US$16.7 million in 2022, primarily as a result of decreased smart music learning revenue.

Our licensing and subscription revenue decreased by 53.2% from RMB100.5 million in 2021 to RMB47.0 million US$6.8 million in 2022, primarily due to a decrease in licensing revenue from RMB82.2 million in 2021 to RMB33.5 million (US$4.8 million) in 2022, mainly as a result of decreased average revenue per customer from RMB2.7 million in 2021 to RMB1.0 million (US$0.1 million) in 2022. In addition, our subscription revenue decreased from RMB18.3 million in 2021 to RMB13.5 million (US$2.0 million) in 2022, mainly as a result of decreased number of subscription customers from 323 in 2021 to 288 in 2022.

Our smart music learning revenue decreased by 68.5% from RMB118.1 million in 2021 to RMB37.3 million (US$5.4 million) in 2022, primarily due to (i) a decrease in revenue from sales of smart music education products to public schools and commercial clients from RMB87.4 million in 2021 to RMB24.7 million (US$3.6 million) in 2022, as a result of the loss of a major customer, and (ii) a decrease in revenue from sales of Kukey courses to kindergarten students from RMB30.7 million in 2021 to RMB12.6 million (US$1.8 million) in 2022, as we began to focus more on selling smart music hardware and content to primary and secondary schools and significantly reduced the offering of Kukey courses.

Our live classical music events revenue decreased by 60.1% from RMB77.4 million in 2021 to RMB30.9 million (US$4.5 million) in 2022, primarily due to the negative impact of resurgences of COVID-19 cases and stricter measures taken to contain the spread of COVID-19. While we experienced a slight growth in the number of live classical music events that we held and related revenue in the first half of 2022 compared to the same period in 2021, the total number of live classical music events that we were able to hold decreased to 12 in 2022 from 26 in 2021 and the 2022 Beijing Music Festival had to be cancelled due to COVID-related restrictions.

Cost of sales

Our cost of sales decreased by 22.4% from RMB126.0 million in 2021 to RMB97.8 million (US$14.2million) in 2022, primarily due to the decreased costs related to our live classical music events business, partially offset by increased costs related to our licensing and subscription business and smart music learning business.

Our cost of sales for licensing and subscription increased by 37.6% from RMB18.2 million in 2021 to RMB25.0 million (US$3.6 million) in 2022, primarily due to increased amortization costs of royalty payments as we continued to expand our content offerings.

Our cost of sales related to smart music learning increased by 3.4% from RMB43.5 million in 2021 to RMB45.0 million (US$6.6 million) in 2022 in connection with our recent pivot from providing smart music education to students to sales of smart music products, primarily due to an increase in costs related to equipment and facilities procured for sales of smart music products from RMB15.1 million in 2021 to RMB23.6 million (US$3.4 million) in 2022.

Our cost of sales for live classical music events significantly decreased by 56.8% from RMB64.3 million in 2021 to RMB27.8 million (US$4.0 million) in 2022, primarily due to COVID-related restrictions on music festivals and the resulting decrease in the number of live classical music events that we were able to hold from 26 in 2021 to 12 in 2022 and cancellation of the 2022 Beijing Music Festival.

Gross profit

As a result of the foregoing, our gross profit decreased by 89.8% from RMB169.9 million in 2021 to RMB17.3 million (US$2.5 million) in 2022. In particular, our gross profit from licensing and subscription decreased by 73.3% from RMB82.3 million in 2021 to RMB22.0 million (US$3.2 million) in 2022. Our gross profit from smart music learning decreased by 110.4% from RMB74.5 million in 2021 to RMB7.8 million (US$1.1 million) in 2022. Our gross profit from live classical music events decreased by 76.0% from RMB13.1 million in 2021 to RMB3.1 million (US$0.4 million) in 2022.

Other income

Our other income decreased by 12.0% from RMB8.7 million in 2021 to RMB7.7 million (US$1.1 million) in 2022, primarily due toa decrease in bad debt recovery in 2022.

Selling and distribution expenses

Our selling and distribution expenses decreased by 56.3% from RMB73.3 million in 2021 to RMB32.0 million (US$4.6 million) in 2022, primarily due to (i) a decrease in brand promotion fees from RMB30.7 million in 2021 to RMB4.2 million (US$0.6 million) in 2022 for featuring our products and services on a third-party mobile app and (ii) a decrease in promotion expenses for the sales of Kukey courses to kindergarten students from RMB8.0 million in 2021 to RMB1.3 million (US$0.2 million) in 2022 due to the contraction of this business segment.

Administrative expenses

Our administrative expenses decreased by 47.8% from RMB132.2 million in 2021 to RMB69.0 million (US$10.0 million) in 2022, primarily attributable to a decrease in share-based compensation expenses from RMB54.1 million in 2021 to RMB15.2 million (US$2.2 million) in 2022.

Impairment losses on financial assets

Our impairment losses on financial assets increased from RMB20.7 million in 2021 to RMB99.6 million (US$14.4 million) in 2022, as a result of increased provision of bad debt in light of the negative impact of COVID-19 on certain of our customers.

Other losses

In 2022, our other losses were RMB707.2 million (US$102.5 million), compared to nil in 2021. The increase was primarily due to impairment of intangible assets of RMB427.3 million (US$62.0 million) and impairment of goodwill of RMB237.2 million (US$34.4 million) as a result of the negative impact of COVID-19 on our business operations and financial conditions.

Operating (loss) profit

As a result of the foregoing, we recorded operating loss of RMB884.6million (US$ 128.3 million) in 2022, compared to operating loss of RMB50.5 million in 2021.

Finance costs

Our finance costs decreased by 36.9% from RMB7.7 million in 2021 to RMB4.8 million (US$0.7 million) in 2022, primarily due to the settlement of an interest-bearing loan in 2022.

Finance income

Our finance income decreased by 57.0% from RMB0.1 million in 2021 to RMB34 thousand (US$4.9 thousand) in 2022, primarily attributable to a decrease in current deposit from RMB59.0 million in 2021 to RMB5.4 million (US$0.8 million) in 2022.

Income tax expense

We recorded income tax expenses of RMB1.0 million in 2021 and income tax benefit RMB6.5 million (US$0.9 million) in 2022, as a result of derecognizing deferred tax assets due to increasing loss.

Loss for the year

As a result of the foregoing, we recorded loss of RMB896.9 million (US$130.0 million) in 2022, compared to loss of RMB59.6 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our total revenue increased by 81.7% from RMB162.9 million in 2020 to RMB296.0 million in 2021, primarily as a result of strong growth of our three music-related businesses.

Our licensing and subscription revenue increased by 31.2% from RMB76.6 million in 2020 to RMB100.5 million in 2021, primarily attributable to the growth of our licensing revenue from RMB58.0 million in 2020 to RMB82.2 million as a result an increase in average revenue per customer from RMB1.4 million in 2020 to RMB2.7 million in 2021.

Our smart music learning revenue increased by 100.8% from to RMB58.8 million in 2020 to RMB118.1 million in 2021, primarily attributable to the growth of our revenue from sales of smart music education products from RMB53.8 million in 2020 to RMB87.4 million in 2021, primarily as a result of a sizable order from a major client, and the growth of our revenue from sales of Kukey courses to kindergarten students from RMB5.0 million in 2020 to RMB30.7 million in 2022, as a result of increased number of collaborating kindergartens and subscribing students.

Our live classical music events revenue increased by 181.2% from RMB27.5 million in 2020 to RMB77.4 million in 2021, primarily due to revenues from the marketing, planning and execution services for live music events in China, as the spread of COVID-19 became contained in China and restrictions on public gatherings loosened, and a newly-launched smart music learning hardware product.

Cost of sales

Our cost of sales increased by 184.6% from RMB44.3 million in 2020 to RMB126.0 million in 2021, primarily due to increased costs related to our live classical music events business and smart music learning business.

Our cost of sales for licensing and subscription increased by 108.5% from RMB8.7 million in 2020 to RMB18.2 million in 2021, primarily due to a change in profit sharing policy with music content providers.

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

Other income

Our other income increased by 98.4% from RMB4.4 million in 2020 to RMB8.7 million in 2021, primarily due to bad debt recovery of RMB5.2 million and an increase in our government grants of RMB2.7 million during the period.

Selling and distribution expenses

Our selling and distribution expenses increased by 183.9% from RMB25.8 million in 2020 to RMB73.3 million in 2021, primarily attributable to (i) an increase in expenses for promoting our brands and products from RMB4.2 million in 2020 to RMB30.7 million in 2021, and (ii) an increase in tuition fees and institutional subscription fees shared with distributors from RMB1.1 million in 2020 to RMB8.0 million in 2021.

Administrative expenses

Our administrative expenses increased by 103.4% from RMB65.0 million in 2020 to RMB132.2 million in 2021, primarily attributable to an increase in share-based compensation expenses from RMB5.6 million in 2020 to RMB54.1 million in 2021.

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

Finance costs

Our finance costs decreased by 24.0% from RMB10.1 million in 2020 to RMB7.7 million in 2021, primarily due to the partial repayment of an interest-bearing loan in 2021.

Finance income

Our finance income decreased by 95.1% from RMB1.6 million in 2020 to RMB0.1 million in 2021, primarily attributable to a decrease in interest income on loans receivable, as a result of decreased loan receivable.

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

The calculations in the table below are based on (i) 24,970,625 Class A ordinary shares and 8,281,098 Class B ordinary shares outstanding on an as-converted basis outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership*	% of Aggregate Voting Power***
Directors and Executive Officers†:
He Yu(1)	-	5,914,297	17.8%	54.9%
Lung Yu(2)	-	2,366,801	7.1%	22.0%
Yu Chen	-	-	-	-
Xingping Zuo(3)	4,201,335	-	12.6%	3.9%
Peixian Tan(4)	*	-	*	*
Li Sun	-	-	-	-
Xiao Ruojun	-	-	-	-
All Directors and Executive Officers as a Group	4,201,335	8,281,098	37.5%	80.7%
Principal Shareholders:
Lebon Holding Limited(5)	-	4,793,620	14.4%	44.5%
Musence Limited(6)	4,201,335	-	12.6%	3.9%
Jianmin Jin(7)	3,299,442	-	9.9%	3.1%
Supertonic Limited(8)	-	1,867,801	5.6%	17.3%
Eichent Limited(9)	1,643,511	-	4.9%	1.5%
Million Profit International Holdings Limited(10)	1,499,423	-	4.5%	1.4%
China Cultural and Entertainment Fund L.P(11)	1,359,651	-	4.1%	1.3%

Notes:

*	Less than 1%.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding as of the date of this annual report and (ii) the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is Building 96, 4 San Jian Fang South Block, Chaoyang District, Beijing, 100024, People’s Republic of China.

(1)	Represents 4,793,620 Class B ordinary shares held by Lebon Holding Limited, a British Virgin Islands company wholly owned by Mr. He Yu, and 1,120,677 Class B ordinary shares held by FutureMuse Limited, a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited and FutureMuse Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents 499,000 Class B ordinary shares directly held by Mr. Lung Yu and 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 98,548 Class A ordinary shares held by NBAMF HOLDING LIMITED, a British Virgin Islands company wholly owned by Mr. Peixian Tan. The registered address of NBAMF HOLDING LIMITED is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 4,793,620 Class B ordinary shares held by Lebon Holding Limited, a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents 2,282,428 Class A ordinary shares held by Huaqiang Capital Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, 747,118 Class A ordinary shares held by Huayin Culture Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, and 269,896 Class A ordinary shares held by Million Profit International Holdings Limited through Rich International Development Limited, a Hong Kong company wholly owned by Mr. Jianmin Jin. The registered address of Huaqiang Capital Limited, Huayin Culture Limited and Rich International Development Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Rich International Development Limited is 14/F, Chun Wo Commercial Centre, 25 Wing Wo Street, Central, Hong Kong.

(8)	Represents 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(9)	Represents 1,643,511 Class A ordinary shares held by Eichent Limited, a British Virgin Islands company wholly owned by Mr. Liping Qiu. The registered address of Eichent Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(10)	Represents 1,499,423 Class A ordinary shares held by Million Profit International Holdings Limited, a Hong Kong company controlled by Mr. Huiming Jin. The registered address of Million Profit International Holdings Limited is Unit 1702B, 17/F, Fortress Tower, 250 King’s Road, North Point Hong Kong.

(11)	Represents 1,359,651 Class A ordinary shares held by China Cultural and Entertainment Fund L.P, a Cayman Islands exempted limited partnership controlled by Syzygy Partner (Cayman) Limited. The registered address of China Cultural and Entertainment Fund L.P is c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

To our knowledge, as of April 30, 2023, a total of 7,193,889 Class A ordinary shares were held by one record holder in the United States, which represents approximately 21.6% of our total issued and outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

As of the date of the filing of this annual report:

(1)	For the fiscal year ended December 31, 2021, our former auditor, Ernst & Young, located in Hong Kong, issued an audit report for us. On December 16, 2021, the U.S. Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong (including Ernst & Young) because of positions taken by PRC authorities in the PRC and Hong Kong. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including Ernst & Young).

(2)	Based on (i) a review of (a) the shareholder lists of our company, our subsidiaries and the VIEs and (b) the Schedule 13Gs filed by our shareholders, which are required to be filed by any shareholder of our company that is directly or indirectly the beneficial owner of more than 5% of a class of our equity security, and (ii) the fact that no governmental entity in (a) the Cayman Islands, where our company is incorporated, (b) the British Virgin Islands, where some of our subsidiaries are incorporated, (c) Hong Kong, where some of our subsidiaries are incorporated or (d) mainland China, where the VIEs and some of our subsidiaries are incorporated, has made any disclosures on any Schedule 13D or Schedule 13G indicating that it owns any shares or ADSs of our company or any of our subsidiaries or the VIEs, we believe, to the best of our knowledge, no governmental entity in any of these jurisdictions owns any shares or ADSs of, or has a controlling financial interest in, our company, our subsidiaries and the VIEs. However, a significant portion of the shares of our company are publicly held, and the ultimate beneficial ownership of those publicly held shares may not be known to us. Nonetheless, none of these unknown beneficial owners has ever asserted any control or influence over us.

(3)	Based on a review of the shareholder lists of our company and other information known to us, no governmental entity in mainland China, the Cayman Islands, the British Virgin Islands or Hong Kong has a controlling financial interest in our company, any of our subsidiaries or the VIEs as of the date of filing of this Form 20-F to the best of our knowledge.

(4)	No members of our board or the board of any of our subsidiaries or the VIEs is an official of the Chinese Communist Party.

(5)	The currently effective memorandum and articles of association of our company and the equivalent organizational documents of our subsidiaries and the VIEs do not contain any charter of the Chinese Communist Party, including the text of any such charter.

ITEM 16J INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Kuke Music Holding Limited are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit Number	Description of Document

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-251918), as amended, initially filed with the SEC on January 6, 2021)

2.4*	Description of Registrant’s Securities

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.3	English translation of the executed form of the Power of Attorney granted by shareholders of the VIEs and a schedule of all executed Power of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.4	English translation of the executed form of the Equity Interest Pledge Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.5	English translation of the executed form of the Exclusive Consulting Service Agreements between our WFOEs and the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.6	English translation of the executed form of the Exclusive Intellectual Property Rights Licensing Agreement between Kuke Future and Beijing Kuke Music dated February 26, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.7	English translation of the executed form of the Exclusive Option Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.8	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIEs, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.9	English translation of the executed form of the Supplementary Agreement to the Contractual Arrangements among Kuke Future, Beijing Kuke Music and its shareholders dated February 13, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.10	Digital Distribution Agreement between Naxos Digital Services US, Inc. and Beijing Kuke Music Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.11	Shareholders’ Agreement among Naxos International (Far East) Limited, Beijing Cathay Orient Information Technology Company Limited (the predecessor of Beijing Kuke Music Co., Ltd.) and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.12	License Agreement between Naxos international (Far East) Limited and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.13	Digital Distribution Agreement between Naxos of America, Inc. and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.14	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.15	Option Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Yu Certified Public Accountant

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of Conyers Dill & Pearman

15.4**	Consent of Ernst & Young

15.5*	Letter from Ernst & Young to the Securities and Exchange Commission, dated May 16, 2023

15.6**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Previously filed with the Original Filing.

**	Filed herewith.

***	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kuke Music Holding Limited

	By:	/s/ He Yu
	Name:	HE YU
Date: October 12, 2023	Title:	Chairman of the Board of Directors and Chief Executive Officer

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