Form 20-F
period 2023-12-31
Kuke Music Holding Ltd
filed 2024-05-15
CIK 1809158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 24,970,625 Class A ordinary shares outstanding, par value US$0.001.

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

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023.   We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

(1)	As of the date of this annual report, shareholders who own 5% or more of our issued and outstanding ordinary shares, which we refer to as our principal shareholders, include Mr. He Yu (directly and through Aleatory Limited and Capriccio Limited), Mr. Xingping Zuo (directly and indirectly through Musence Limited), Mr. Jianmin Jin, Mr. Lung Yu (directly and indirectly through Supertonic Limited). Our principal shareholders who are directors and executive officers of Kuke Music Holding Limited include Mr. He Yu, Mr. Xingping Zuo and Mr. Lung Yu. For more information, see “Item 6. Directors, Senior Management and Employees—Share Ownership” for more details.

(2)	The remaining 49% equity interest in Naxos China is held by Naxos International (Far East) Limited, which is ultimately controlled by independent third parties.

(3)	He Yu, Xingping Zuo, Jianmin Jin and Kunshan Maidun Culture Industry Investment Enterprise (Limited Partnership) each holds 35.5%, 25.9%, 9.0% and 8.9% equity interests in Beijing Kuke Music, respectively. The remaining 20.7% equity interests in Beijing Kuke Music are held by other beneficial owners of our company.

(4)	Lung Yu, He Yu, Ningbo Huaqing Ruizhe Investment Partnership (Limited Partnership), Tianjin Shengxin Enterprise Management Consulting Partnership (Limited Partnership) and Suzhou Fengqiao Jichu Chuangye Investment Partnership (Limited Partnership) and Zheng Tu each holds 38.5%, 23.1%, 15.4%, 15.4%, 6.2% and 1.4% equity interests in BMF Culture, respectively.

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

Our management believes:

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

However, our management also understand that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. These contractual arrangements have not been properly tested in a court of law, and the PRC regulatory authorities could disallow our corporate structure at any time, which could result in a material change in our operations and the value of our securities could decline or become worthless. The legal system in the PRC is not as developed as in other jurisdictions such as the United States, and there are few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be costly. Because of our corporate structure, our Cayman Islands holding company, our WFOEs, the VIEs and their subsidiaries, and our investors face uncertainty with respect to the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of value-added telecommunications businesses, internet audio-video program businesses and certain other businesses, and the validity and enforcement of the contractual agreements.

Accordingly, the PRC regulatory authorities may take a view that is contrary to the management’s belief. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what requirements they would prescribe. If the PRC government deems that the contractual arrangements with the VIEs domiciled in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish their interests in those operations. If we or any of the VIEs are found to be in violation of any future PRC laws or regulations, or fail to obtain or maintain any required permissions or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures

Cash Flows and Asset Transfers within Our Organization

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

In 2021, 2022 and 2023, our WFOEs did not charge any service fees from the VIEs under the contractual arrangements, and there was no cash flows or transfers of other assets between our WFOEs and the VIEs under the contractual arrangements. In 2020, 2021 and 2022, the VIEs received debt financing from our Hong Kong subsidiaries of US$9.6 million, US$33.2 million and US$4 million, respectively, and did not receive any debt financing from our WFOEs for the same years. From January 2022 to June 2022, the VIEs paid back RMB4.78 million to our WFOEs; and from July 2022 to December 2022, the VIEs extended loans in the total amount of RMB5.2 million to our WFOEs. As of the date of this annual report, the remaining balance of the debt obligation of our WFOEs to the VIEs is approximately RMB3.6 million.

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

Permissions or Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. We do not have any substantive business operations in Hong Kong. Our and the VIEs’ operations in China are governed by PRC laws and regulations. As of the date of this annual report, we, our PRC subsidiaries and the VIEs have obtained or are in the process of renewing the requisite permissions and approvals from the PRC government authorities for the business operations of us, our PRC subsidiaries and the VIEs, including, among others, the Internet Content Provider License, the License for Production and Operation of Radio and TV Programs, Online Culture Operating Permit, the Online Publishing Service Permit (currently under renewal process), and the Online Culture Operating Permit held by Beijing Kuke Music, and the requisite commercial performance approvals and permits held by BMF culture. As of the date of this annual report, we, our PRC subsidiaries and the VIEs have not been denied application for any permissions or approvals required for business operations. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we, our subsidiaries and the VIEs may be required to obtain additional permissions or approvals for business operations in the future. If we, our subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permissions or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we, our subsidiaries and the VIEs had inadvertently concluded that such permissions or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us, our subsidiaries or the VIEs to obtain such permissions or approvals in the future, we, our subsidiaries and the VIEs may be unable to obtain such necessary permissions or approvals in a timely manner, or at all, and such permissions or approvals may be rescinded even if obtained. Any such circumstance may subject us, our subsidiaries and the VIEs to fines and other regulatory, civil or criminal liabilities, and we, our subsidiaries and the VIEs may be ordered by the competent government authorities to suspend affected operations, which will materially and adversely affect our business operations and the value of your investment. For more detailed information, see “Item 3. Key Information-D. Risk Factors—Risks Related to Our Business and Industry—Certain of our and the VIEs’ content offerings may be found objectionable by the PRC government, which may subject us and the VIEs to penalties and other regulatory or administrative actions,” and “Risk Factors—Risks Related to Our Business and Industry—Failure to obtain or renew licenses, permits or approvals or respond to any changes in government policies, laws or regulations may affect our ability to conduct or expand our business.”

Permissions or Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for our future offshore offering as per requirements of the Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. We may not be able to complete the filing if the filing materials are incomplete or do not meet the requirements of the CSRC. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. Based on such information, there is a relatively low likelihood that we, our subsidiaries and the VIEs will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors. As of the date of this annual report, we have not received any formal notice from any PRC authorities that we shall be subject to permission or approval for the filing of this annual report. However, we cannot assure you that the relevant PRC government agencies, including the CSRC and the CAC, would reach the same conclusion as we do. If we, our subsidiaries and the VIEs inadvertently conclude that such permissions or approvals are not required, and the CSRC, the CAC or any other PRC regulatory body subsequently determines that we, our subsidiaries or the VIEs need to file with such government authorities or obtain their permissions or approvals to maintain our listing status on U.S. exchanges, the CAC or any other PRC government authorities promulgate any interpretation or implements rules that would require us, our subsidiaries or the VIEs to file with or obtain the permissions or approvals from the CSRC, the CAC or other governmental bodies for any such listing status, we, our subsidiaries and the VIEs may face adverse actions that could have a material adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs, and we cannot assure you that, if ever required, we, our subsidiaries and the VIEs would be able to obtain any such permissions or approvals and fully comply with the relevant new rules on a timely basis, or at all.

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

VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2021, 2022 and 2023 of (i) Kuke Music and its subsidiaries and (ii) the VIEs and its subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2021, 2022 and 2023. Our consolidated financial statements are prepared and presented in accordance with IFRS. The VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2023
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	94	7,893	98,950	—	106,937
Profit for the year and total comprehensive (loss)/income for the year	(30,965)	(9,514)	(25,235)	(91)	(65,805)

	For the year ended December 31, 2022
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	3,475	111,640	—	115,115
Profit/(loss) for the year and total comprehensive (loss)/income for the year	6,099	(45,701)	(857,525)	220	(896,907)

	For the year ended December 31, 2021
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	7,317	288,789	(209)	295,897
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(79,858)	(5,773)	25,794	220	(59,617)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	71	2,061	5,442	—	7,574
Trade receivables	—	2,850	19,994	—	22,844
Prepayments, other receivables and other assets	1,396	21	21,820	(2,125)	21,112
Net investments in subleases	—	—		—	—
Due from related parties	—	—	303	—	303
Due from shareholders	—	—	2,548	(635)	1,913
Total current assets	1,467	4,932	50,107	(2,760)	53,746
Property, plant and equipment	—	22	293	—	315
Intangible assets(1)	940	118	164,221	—	165,279
Right-of-use assets	—	—	3,939	—	3,939
Goodwill	—	—	764	—	764
Investment in subsidiaries(2)	284,000	12,190	1,020	(297,210)	—
Prepayments, other receivables and other assets(3)	—	37,178	22,090	(37,178)	22,090
Investments in associates and joint ventures	2,370	—	—	—	2,370
Total non-current assets	287,310	49,508	192,327	(334,388)	194,757
Due from intercompanies(4)	406,468	306,657	10,809	(723,934)	—
Total assets	695,245	361,097	253,243	(1,061,082)	248,503
Liabilities
Trade payables	764	5,374	28,680	—	34,818
Other payables and accruals	6,578	2,653	78,628		87,859
Contract liabilities	—	339	5,975	—	6,314
Due to shareholders	—	1	13,200	(635)	12,566
Interest-bearing loans and borrowings	—	—	62,226	—	62,226
Lease liabilities	—	—	1,706	—	1,706
Income tax payable	—	480	583	—	1,063
Due to related parties	531	—	—	—	531
Total current liabilities	7,873	8,847	190,998	(635)	207,083
Contract liabilities	—	—	12,376	—	12,376
Lease liabilities	—	—	2,487	—	2,487
Interest-bearing borrowings			3,000	—	3,000
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	53,863	(36,000)	17,863
Due to intercompanies(4)	1,128	390,427	332,378	(723,933)	—
Total liabilities	9,001	399,274	577,239	(760,568)	224,946
Total net assets/(liabilities)	686,244	(38,177)	(323,996)	(300,514)	23,557

	As of December 31, 2022
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	50	2,705	2,669	—	5,425
Trade receivables	—	534	8,745	—	9,279
Prepayments, other receivables and other assets	35	141	35,135	—	35,311
Due from related parties	2,073	—	304	—	2,377
Due from shareholders	—	—	99	—	99
Inventories	—	—	778	—	778
Total current assets	2,158	3,381	47,730	—	53,269
Property, plant and equipment	—	84	9,026	—	9,110
Intangible assets(1)	1,444	211	64,777	(220)	66,212
Right-of-use assets	—	—	7,149	—	7,149
Goodwill	—	—	764	—	764
Investment in subsidiaries(2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets(3)	—	37,178	110,236	(37,178)	110,236
Total non-current assets	285,444	37,473	191,952	(321,398)	193,471
Due from intercompanies(4)	401,178	311,891	6,344	(719,413)	—
Total assets	688,780	352,745	246,026	(1,040,811)	246,740
Liabilities
Trade payables	950	4,087	29,975	—	35,012
Other payables and accruals	274	3,100	46,789	—	50,163
Contract liabilities	—	160	20,528	—	20,688
Due to a shareholder	—	—	325	—	325
Due to related parties	488	—	—	—	488
Interest-bearing loans and borrowings	—	—	69,045	—	69,045
Lease liabilities	—	—	4,123	—	4,123
Income tax payable	—	459	584	—	1,043
Total current liabilities	1,712	7,806	171,369	—	180,887
Contract liabilities	—	—	415	—	415
Lease liabilities	—	—	4,650	—	4,650
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	41,065	(36,000)	5,065
Due to intercompanies(4)	607	390,831	327,975	(719,413)	—
Total liabilities	2,319	398,637	540,409	(755,413)	185,952
Total net assets/(liabilities)	686,461	(45,892)	(294,383)	(285,398)	60,788

	As of December 31, 2021
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	38,823	11,321	8,901	—	59,045
Trade receivables	—	743	110,361	—	111,104
Prepayments, other receivables and other assets	545	67	33,489	—	34,101
Net investments in subleases	—	—	355	—	355
Due from related parties	—	—	306	—	306
Due from shareholders	—	—	100	—	100
Inventories	—	—	7,307	—	7,307
Total current assets	39,368	12,131	160,819	—	212,318
Property, plant and equipment	—	159	60,284	—	60,443
Intangible assets(1)	—	4	492,737	(441)	492,300
Right-of-use assets	—	—	3,060	—	3,060
Goodwill	—	—	237,225	—	237,225
Investment in subsidiaries(2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets(3)	—	37,178	95,217	(37,178)	95,217
Deferred tax assets	—	2	7,734	—	7,736
Equity investment at FVTPL	—	—	1,000	—	1,000
Total non-current assets	284,000	37,343	897,257	(321,619)	896,981
Due from intercompanies(4)	343,416	290,468	1,594	(635,478)	—
Total assets	666,784	339,942	1,059,670	(957,097)	1,109,299
Liabilities
Trade payables	—	5,468	25,046	—	30,514
Other payables and accruals	1,850	2,757	53,571	—	58,178
Contract liabilities	—	939	22,567	—	23,506
Due to a shareholder	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	41,493	—	41,493
Lease liabilities	—	—	2,486	—	2,486
Income tax payable	—	481	2,035	—	2,516
Total current liabilities	1,850	9,645	147,523	—	159,018
Contract liabilities	—	—	366	—	366
Interest-bearing loans and borrowings	—	—	6,046	—	6,046
Lease liabilities	—	—	793	—	793
Deferred tax liabilities	—	—	1,417	—	1,417
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	44,622	(36,000)	8,622
Due to intercompanies(4)	607	330,488	304,383	(635,478)	—
Total liabilities	2,457	340,133	496,528	(671,478)	167,640
Total net assets/(liabilities)	664,327	(191)	563,142	(285,619)	941,659

Note:

(1)	It represents the elimination of the trade among our Company, other subsidiaries, VIEs and their subsidiaries.

(2)	It represents the elimination of the investment in other subsidiaries, VIEs and their subsidiaries.

(3)	Loans between non-related companies.

(4)	It represents the elimination of intercompany balances among our Company, other subsidiaries, VIEs and their subsidiaries.

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

We rely on Naxos and its representing labels, for the vast majority of our content offerings, over whom we have no or limited control. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our audio albums as of December 31, 2023. We have maintained a long-standing business relationship with Naxos. However, such relationship is subject to any change or uncertainty between Naxos and its representing labels, which may further affect the renewal or termination of our license agreements with Naxos. The lack of renewal, or early termination, of one or more of these license agreements, or the renewal of a license agreement on less favorable terms, could adversely affect the breadth or quality of our content offerings and may cause our content acquisition costs to increase. Any adverse changes to, or loss of, our relationships with one or more of our main content providers could materially and adversely affect our business, operating results and financial condition. There is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable, or at all. The terms of our license agreements with these rights holders, including the royalty rates that we are required to pay, may change as a result of various reasons beyond our control, such as changes in our bargaining power, industry landscape, regulatory environment and overall economic conditions.

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

In February 2022, we entered into an agreement for a strategic investment in KOLO, a classical music-focused and decentralized NFT platform driven by blockchain technology. In March 2023, we announced an agreement to acquire a 49% equity interest in KOLO. The acquisition closed on August 25, 2023, with an option to acquire the remaining 51%. We intend to utilize blockchain technology and NFT applications to drive innovation in the classical music industry, increase the monetization of classical music digital assets, build a digital economy for musicians, provide value to users, and foster mutually-beneficial partnerships among industry participants. However, such benefits we expect from the strategic investment in KOLO are subject to uncertainties.

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

We are subject to risks of not collecting our trade receivables on a timely basis, if at all. As of December 31, 2023, our trade receivables amounted to RMB22.8 million (US$3.2 million). In addition, trade receivables due from our largest customer accounted for 35% of our total trade receivables as of December 31, 2023.   There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, especially those involving customers that have been severely affected by the outbreak of COVID-19. Our liquidity and cash flows from operations may be materially and adversely affected if our receivable cycles or collection periods lengthen further or if we encounter a material increase in defaults of payment or an increase in provisions for impairment of our receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as third-party financing, in order to maintain our daily operations, and such financing may not be available on commercially acceptable terms, or at all.

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

We incurred RMB73.3 million, RMB32.0 million and RMB40.7 million (US$5.7 million) in selling and distribution expenses in 2021, 2022 and 2023 respectively.   We believe that we have been able to promote our products and services and strengthen our brand recognition cost-effectively. However, our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel. Further, we must continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our profitability to decline and materially harm our business, operating results and financial condition.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our operating results. We often receive orders from digital music service providers, institutional subscribers and distributors of our Kuke smart pianos and Kuke smart music teaching systems in the second half of the year, and we usually generate ticket sales for the Beijing Music Festival every October. In addition, we expect to have higher student enrollment around the beginning of every semester and to recognize a substantial portion of our licensing revenue when we deliver the licensed content at our licensees’ request, the timing of which is not within our control. As a result, we believe that the comparison of our operating results over any interim periods in the past may not be an accurate indicator of our future performance. Overall, the historical seasonality of our business has been relatively mild but seasonality may increase in the future along with the expansion of our business. In addition, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

We are required to account for share-based compensation in accordance with IFRS 2-Share-based Payment, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of the equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. See “Note 29-Share-based payments” of our consolidated financial statements included elsewhere in annual report for additional information. We recognized share-based payment expense of RMB53.9 million, RMB15.2 million and RMB1.9 million (US$0.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively.   If we grant additional share options or other equity incentives in the future, our expenses associated with share-based compensation may further increase, which may have an adverse effect on our financial condition and results of operations.

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified two material weaknesses in accordance with the standards established by the PCAOB, which relates to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. To remedy our identified material weaknesses, we are in the process of adopting several measures that are expected to improve our internal control over financial reporting. See “Item 15. Disclosure Controls and Procedures-Changes In Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a management report on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ended December 31, 2023. See “Item 15. Disclosure Controls and Procedures-Management’s Annual Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. We may be unable to timely complete our evaluation testing and make required remediation. In addition, as the applicable standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

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

Our financial statements as of December 31, 2023 and for the year ended December 31, 2023 were audited by Yu Certified Public Accountant, an independent registered public accounting firm that is headquartered in New York, the United State. Yu Certified Public Accountant is not on such list of the PCAOB Determination Report.

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

To ensure compliance with the PRC laws and regulations, our WFOEs, conduct business in China mainly through the VIEs based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs, which enable us to (i) receive substantially all of the economic benefits of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of our direct ownership in the WFOEs and the contractual arrangements with the VIEs, we are able to receive the economic benefits of the VIEs, be the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs in our consolidated financial statements, to the extent that we have satisfied the conditions for consolidation of the VIEs under the IFRS. In the opinion of our management, each of these contractual arrangements is currently valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and that the PRC government may ultimately take a view contrary to ours.

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

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with our growing customer base. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2021, 2022 and 2023. However, we cannot assure you that the Internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our Internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of the VIEs have historically failed to promptly make social insurance and housing fund contributions in full for their employees. With respect to the outstanding social insurance contribution, we may also be subject to a late charge at the rate of 0.05% per day from the day of default and a fine of up to three times of the outstanding contribution if we are unable to make the full payments as requested by the in-charge government authority. We have not received any inquiry from relevant government authorities in this regard but if the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions, we may be subject to fines and legal sanctions and our business, financial condition and results of operations may be adversely affected. In 2021, we made provisions of RMB34,815.6 for the outstanding social insurance and housing fund contribution. In 2022 and 2023, we did not make additional provisions.

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

Our principal executive offices are located at Room 303, Beijing Broadcasting Tower, 14A Jianguomenwai Avenue, Chaoyang District, Beijing, China. Our telephone number is (86) 10 6561 0392. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.0. Box 2681, Grand Cayman KY1-1111, Cayman lslands.

B Business Overview

We are a leading provider of classical music service platform. Our business includes classical music licensing, subscription and education services in China. Leveraging our extensive content library and deep expertise in music education, we are also a leading smart music learning service provider in China. In addition, following our acquisition of BMF in February 2020, we are one of the few companies in China with the experience and scale to organize large-scale live classical music events. With more than 20 years of experience in the music industry, we have devoted ourselves to making classical music more accessible in China.

The classical music market in China has grown rapidly in recent years, driven by the rising popularity of classical music, the digitization of classical music content and favorable government policies. We identified this significant market opportunity early and we were one of the first classical music licensing and subscription service providers in China. Leveraging our long-standing relationships with world-renowned music labels and publishers, especially Naxos and years of music production and content acquisition efforts, we have built a library of classical music content, which consisted of approximately 3.06 million music tracks, including over 2.17 million tracks of traditional classical music and more than 890 thousand tracks of jazz, world, folk and other genres of music, as well as over 2,900 video titles, more than 5200 spoken content albums and more than 5,750 volumes of sheet music. These contents span across more than 410 thousand musicians, more than 2 thousand musical instruments and more than 200 countries and regions as of December 31, 2023.

We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group and NetEase Cloud Music, as well as commercial enterprises, such as film and TV production companies, airlines and smart hardware companies. Our music subscription service provides users with high-quality online and offline streaming access to our content library. Users can access our platform from our website, mobile app and smart music devices. As our encyclopedic catalog is especially suitable for educational and professional use, we have attracted a large number of universities, music conservatories, public libraries and individuals to subscribe to our service over the years. As of December 31, 2023, we had over 880 institutional subscribers, including over 530 universities and music conservatories and over 340 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

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

Our Platform

Powered by our encyclopedic classical music content offerings, we operate three music-related businesses through our platform, namely music licensing and subscription, smart music learning and live classical music events, which accounted for 40.8%, 32.4% and 26.8%, respectively, of our total revenue for the year ended December 31, 2023.

Our Content Offerings

Our rich and diverse content offerings are the foundation of our success. We had a library of classical music content, which consisted of approximately 2.95 million music tracks, nearly 3,000 video titles, nearly 520,000 spoken content tracks and over 5,750 volumes of sheet music as of December 31, 2023.

The vast majority of our content offerings have been licensed to us on an exclusive basis. In particular, we hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China. Music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2023. In addition to licensed content, we also help local artists to release albums and create educational content and have licensed certain classical music videos from rights holders.

Music recordings.

Our content library contains a wide range of standard and specialty repertoires of classical, jazz, world, folk and traditional Chinese music recordings, spanning from medieval to contemporary music. As of December 31, 2023, we had accumulated approximately 2.17 million tracks of traditional classical music and nearly 890,000 tracks of other genres of music recordings, covering the works of approximately over 100,000 musicians and over 2,000 musical instruments from over 200 countries and regions. Over the years, we have also created many award-wining music recordings, including the Contemporary Chinese Musicians collection, which features new, original symphony works created by Chinese composers, and the Sound of Nature collection, which records the indigenous music of China’s ethnic minorities. In addition, in order to meet the exacting standards of classical music fans and attract more customers, we licensed from Naxos approximately 10,000 albums of high-resolution classical music recordings in July 2020.

Videos.

As of December 31, 2023, our content library contained over 2,901 video titles of concerts, operas, ballets, plays, documentaries, interviews and behind-the-scenes footage, featuring works from the world’s most renowned opera houses, ballet companies and concert halls. In addition, we have been working with Countdown Media GmbH, one of our licensors, on children music videos.

Spoken content.

As of December 31, 2023, our spoken content contained audio versions of nearly 520,000 spoken content tracks, including best sellers and some of the world’s greatest novels, plays and poems, as well as various nonfiction history books and biographies.

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

As of December 31, 2023, we had over 880 institutional subscribers, including over 530 universities and music conservatories and over 340 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

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

Due to the impact of COVID-19 and lowering market expectations, we have not been able to organize as many live classical music performances or invite as many overseas artists to perform at our live classical music events as we had been able to. In 2023, we were not able to fully host the 2023 Beijing Music Festival and only partially resumed some live classical music events.

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

In March 2023, the Company announced an agreement to acquire a 49% equity interest of KOLO. The acquisition closed on August 25, 2023, with an option to acquire the remaining 51%.

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

For the years ended December 31, 2021, 2022 and 2023, we recorded research and development expenses of RMB27.8 million, RMB18.7 million and RMB6.3 million (US$0.9 million), respectively.

Technology

As of December 31, 2023, we had a strong research and development team of 30 employees, which accounted for approximately 27.8% of our total headcount.

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

Naxos has also licensed certain content it owns or controls to Naxos China, our joint venture with Naxos. Naxos China’s license agreement with Naxos International expires on December 31, 2023 and is automatically renewable for another three years, unless either party indicates otherwise in advance. Naxos China shall pay Naxos International 30% of all payments, sales proceeds or other monies directly received by or credited to Naxos China for the exploitation of the licensed content less any tax deducted (or 50% if Naxos China’s agent or affiliate is involved). Naxos China’s license agreement with Naxos of America, Inc. expires on January 1, 2021 and is automatically renewable for successive one-year periods unless either party indicates otherwise in advance. Pursuant to these license agreements, Naxos China has the exclusive right to exploit or license third parties to use the licensed content in accordance with the terms of the agreement. Naxos China shall pay Naxos of America, Inc. 65% of the income actually received by or credited to Naxos China that is derived from the exploitation of the licensed content. The licensor has audit rights and may terminate the agreement in case of any material breach of the agreement. There are no minimum guarantee payment obligations under the agreements.

Content Production Arrangement

We engage certain recording agencies to create music recordings to our specifications on a per-project basis. Under our agreements with these agencies, we are the sole owner of all the copyrights related to the recorded work.

Other Intellectual Properties

As of December 31, 2023, we owned 11 patents, 96 copyrights, 67 trademarks and 48 domain names in China.

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

Suppliers

Our content providers include renowned music labels, publishing houses and artists. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2023. We hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China.

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

Pursuant to the Provisions on the Review of Concentrations of Undertakings, which was promulgated by the the State Administration for Market on March 10 2023 and became effective on 1 April 2023, the term “concentration of undertakings” refers to (i) the merger of undertakings; (ii) acquiring control over other undertakings by virtue of acquiring their equities or assets; or (iii) acquiring control over other undertakings or the ability to exert decisive influence on other undertakings by virtue of contract or any other means.

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

C Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with significant subsidiaries and VIEs in China, Hong Kong and other jurisdictions. The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and VIEs as of December 31, 2023.

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

In addition, the spouse of certain shareholders of each of the VIEs, where applicable, has signed an undertaking (collectively, the “Spouse Undertakings”) to the effect that, among others, (i) the shares of the relevant VIE held and to be held by each of the shareholders do not fall within the scope of communal properties, and (ii) he or she waives any rights or interests that may be granted to him or her under the applicable laws of any jurisdictions, and he or she undertakes not to claim such rights or interests. The spouse of certain shareholders of each of the VIEs, where applicable, has also consented to the arrangement of any equity interest held by his or her spouse under the Exclusive Option Agreement, the Exclusive Consulting Service Agreement, the Exclusive Intellectual Property Rights Agreement, where applicable, the Equity Interest Pledge Agreement and the Power of Attorney. In the opinion of our management team:

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of us. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D Property, Plants and Equipment

Our principal executive offices are located in leased office space from a third party at Room 303, Beijing Broadcasting Tower, 14A Jianguomenwai Avenue, Chaoyang District, Beijing, China, which occupy approximately a total of 503 square meters. We do not own any facilities of our own. We believe that these facilities are generally adequate to meet our current needs.

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

 Ability to manage our costs and operating expenses effectively

Our ability to manage and control our costs and expenses while continuing to grow our business is critical to the success of our business. With reduced hardware investments and enhanced management standards, our cost of sales decreased by 43.8% from RMB97.8 million in 2022 to RMB 54.9 million (US$7.8 million) in 2023, and our cost of sales as a percentage of our revenue decreased from 85.0% to 51.4% during the same period. We also strengthened management and adjusted our team structure, which resulted in our total operating expenses decreased by 87.8% from RMB 909.6 million in 2022 to RMB110.8 million (US$15.6 million) in 2023, and our total operating expenses as a percentage of our revenue decreased from 790.2% to 103.6% during the same period. We expect that with ongoing adjustments in business and improvements in management levels, our cost and expense structure will be further optimized, though there may be periodic increases.

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

While COVID-related restrictions have largely been lifted in China, the ultimate impact of the COVID-19 pandemic on our business and results of operations will depend on its future developments, which are highly uncertain and cannot be predicted with confidence.

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	100,454	33.9%	46,966	40.8%	69,437	9,780	65.0%
Smart music learning	118,061	39.9%	37,243	32.4%	34,157	4,811	31.9%
Live classical music events	77,382	26.2%	30,906	26.8%	3,343	471	3.1%
Total	295,897	100.0%	115,115	100.0%	106,937	15,062	100.0%

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	(18,195)	14.4%	(25,029)	25.6%	(27,380)	(3,856)	48.6%
Smart music learning	(43,548)	34.6%	(45,010)	46.0%	(25,387)	(3,576)	45.0%
Live classical music events	(64,283)	51.0%	(27,765)	28.4%	(3,579)	(504)	6.4%
Total	(126,026)	100.0%	(97,804)	100.0%	(56,346)	(7,936)	100.0%

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

	For the Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and distribution expenses	(73,263)	32.0%	(32,033)	3.4%	(40,690)	(5,731)	36.0%
Administrative expenses	(132,237)	57.7%	(69,030)	7.6%	(46,100)	(6,493)	40.8%
Impairment losses on financial assets	(20,653)	9.0%	(99,634)	11.0%	(4,882)	(688)	4.3%
Impairment losses on investments in associates and joint ventures	—	—	—	—	(20,525)	(2,891)	18.2%
Other operating expenses	(2,904)	1.3%	(1,661)	0.2%	(818)	(115)	0.7%
Other income (losses)	—	—	(707,237)	77.8%	6	1	0.0%
Total	(229,057)	100.0%	(909,595)	100.0%	(113,009)	(15,917)	100.0%

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

Results of Operations

The following table sets forth a summary of the combined statements of profit or loss and other comprehensive income for the years indicated.

	For the Years Ended December 31
	2021	2022	2023
	Kuke Music
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	295,897	115,115	106,937	15,062
Cost of sales	(126,026)	(97,804)	(56,346)	(7,936)
Gross profit	169,871	17,311	50,591	7,126
Other income, net	8,700	7,659	3,637	512
Selling and distribution expenses	(73,263)	(32,033)	(40,690)	(5,731)
Administrative expenses	(132,237)	(69,030)	(46,100)	(6,493)
Impairment losses on financial assets	(20,653)	(99,634)	(4,882)	(688)
Impairment losses on investments in associates and joint ventures	—	—	(20,525)	(2,891)
Other income (losses)	—	(707,237)	6	1
Other operating expenses	(2,904)	(1,661)	(818)	(115)
Operating loss	(50,486)	(884,625)	(58,781)	(8,279)
Share of loss of a joint venture	(491)	—	—
Change in fair value of equity investment at fair value through profit or loss	—	(1,000)	—
Finance costs	(7,684)	(4,848)	(7,027)	(990)
Finance income	79	34	9	1
Loss before tax	(58,582)	(890,439)	(65,799)	(9,268)
Income tax expense	(1,035)	(6,468)	(6)	(1)
Loss for the year and total comprehensive loss for the year	(59,617)	(896,907)	(65,805)	(9,269)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our total revenue decreased by 7.1% from RMB115.2 million in 2022 to RMB106.9 million (US$15.1 million) in 2023, primarily as a result of increase of our licensing and subscription revenue, offset by the decrease of our live classical music events revenue.

Our licensing and subscription revenue increased by 47.9% from RMB47.0 million in 2022 to RMB69.4 million (US$9.8 million) in 2023, primarily due to higher demand from customers.

Our smart music learning revenue decreased by 8.3% from RMB37.2 million in 2022 to RMB34.2 million (US$4.8 million) in 2023, which was relatively stable when comparing with 2022.

Our live classical music events revenue decreased by 89.2% from RMB30.9 million in 2022 to RMB3.3 million (US$0.5 million) in 2023, primarily due to the negative impact after the epidemic. No new music festival activities were held during the year ended December 31, 2023.

Cost of sales

Our cost of sales decreased by 42.4% from RMB97.8 million in 2022 to RMB56.3 million (US$7.9 million) in 2023, primarily due to the decrease in our smart music learning cost and cost related to music events.

Our cost of sales for licensing and subscription increased by 9.4% from RMB25.0 million in 2022 to RMB27.4 million (US$3.9 million) in 2023, which was relatively stable when comparing with 2022. The increase is primarily due to increased amortization from the newly purchased copyright resources in 2023.

Our cost of sales related to smart music learning decreased by 43.6% from RMB45.0 million in 2022 to RMB25.4 million (US$3.6 million) in 2023 in connection with the decrease in the operation of our smart music education business.

Our cost of sales for live classical music events significantly decreased by 87.1% from RMB27.8 million in 2022 to RMB3.6 million (US$0.5 million) in 2023, which was in line with the decrease of our revenue generated by live classical music events.

Gross profit

As a result of the foregoing, our gross profit increased by 192.3% from RMB17.3 million in 2022 to RMB50.6 million (US$7.1 million) in 2023. In particular, our gross profit from licensing and subscription increased by 91.7% from RMB22.0 million in 2022 to RMB42.1 million (US$5.9 million) in 2023. Our gross profit from smart music learning increased from negative RMB7.8 million in 2022 to RMB8.8 million (US$1.2 million) in 2023. Our gross profit from live classical music events decreased from RMB3.1 million in 2022 to negative RMB0.2 million (US$0.03 million) in 2023.

Other income

Our other income decreased by 52.5% from RMB7.7 million in 2022 to RMB3.6 million (US$0.5 million) in 2023, primarily due to the less custodian fee income earned and less government grants received in 2023.

Selling and distribution expenses

Our selling and distribution expenses increased by 27.0% from RMB32.0 million in 2022 to RMB40.7 million (US$5.7 million) in 2023, primarily attributable to the increased in advertising expenses of RMB14.4 million, offset by decrease in service fee of RMB4.0 million.

Administrative expenses

Our administrative expenses decreased by 33.2% from RMB69.0 million in 2022 to RMB46.1 million (US$6.5 million) in 2023, primarily attributable to decreased share-based compensation expenses of RMB11.2 million and decrease of salary and welfare of RMB11.0 million.

Impairment losses on financial assets

Our impairment losses on financial assets decreased from RMB99.6 million in 2022 to RMB4.9 million (US$0.7 million) in 2023, primarily due to less provision of bad debt incurred in 2023.

Impairment losses on investments in associates and joint ventures

Our impairment losses on investments in associates and joint ventures amounted to RMB20.5 million (US$2.9 million) in 2023 represented impairment loss recorded for an equity investment.

Operating (loss) profit

As a result of the foregoing, we recorded operating loss of RMBRMB58.8 million (US$8.3 million) in 2023, compared to operating loss of 884.6 million in 2022.

Finance costs

Our finance costs increased by 45% from RMB4.8 million in 2022 to RMB7.0 million (US$1.0 million) in 2023, which was result from more loan interests incurred during 2023.

Finance income

Our finance income decreased from RMB34 thousand in 2022 to RMB9 thousand (US$1 thousand) in 2023, primarily attributable to a decrease in current deposit.

Income tax expense

We recorded income tax expenses of RMB6.5 million in 2022 as a result of derecognizing deferred tax assets due to increasing loss. And recorded income tax expenses of RMB6 thousand (US$1 thousand) in 2023.

Loss for the year

As a result of the foregoing, we recorded loss of RMB65.8 million (US$9.3 million) in 2023, compared to loss of RMB896.9 million in 2022.

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

B Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2021, 2022 and 2023, our cash and cash equivalents were RMB59.0 million, RMB5.4 million and RMB7.6 million (US$1.1 million), respectively, consisting of cash on hand and demand deposits.

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

The following table sets forth a summary of our cash flows for the years presented.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statement of Cash Flows:
Net cash flows provided by/(used in) operating activities	64,690	(26,479)	(20,768)	(2,926)
Net cash flows (used in) investing activities	(291,205)	(38,476)	(176)	(25)
Net cash flows provided by financing activities	259,841	11,335	23,093	3,254
Net increase/(decrease) in cash and cash equivalents	33,326	(53,620)	2,149	303
Cash and cash equivalents at the beginning of the year	25,719	59,045	5,425	764
Cash and cash equivalents at the end of the year	59,045	5,425	7,574	1,067

Operating Activities

Net cash flows used in operating activities for the year ended December 31, 2023 was RMB20.8 million (US$2.9 million). The difference between our loss before tax of RMB65.8 million (US$9.3 million) and the net cash used in operating activities was primarily due to (i) an adjustment of RMB51.2 million (US$7.2 million) in non-cash items, which primarily consists of impairment of trade receivables and other receivables and other assets, impairment of investment in associate and joint ventures, loss on disposal of property, plant and equipment, investment loss in a joint venture, share-based payment expenses and depreciation and amortizations; and (ii) a decrease of RMB6.1 million (US$0.9 million) in working capital. Changes in working capital for the year ended December 31, 2023 primarily consist of an increase of RMB15.5 million (US$2.2 million) in trade receivable and an increase in prepayments, other receivables and other assets of RMB6.5 million (US$0.9 million), offset by an increase of RMB10.8 million (US$1.5 million) in other payables and accruals.

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

Investing Activities

Net cash flows used in investing activities was RMB0.2 million (US$0.03 million) for the year ended December 31, 2023, primarily due advance to related parties of RMB2.8 million (US$0.39 million), offset by repayment of advance to related parties of RMB2.5 million (US$0.36 million).

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

Financing Activities

Net cash flows generated by financing activities was RMB23.1 million (US$3.3 million) for the year ended December 31, 2023, primarily due to proceeds from bank borrowings of RMB34.5 million (US$4.9 million), proceeds from other borrowings of RMB19.0 million (US$2.7 million), and proceeds from related parties of RMB22.0 million (US$3.1 million), offset by repayment of bank borrowings and other borrowing of RMB36.7 million (US$5.2million), repayment of related parties of $9.0 million (US$1.3 million), interest paid related to borrowings of RMB3.3 million (US$0.5 million) and payment of the principal portion of lease liabilities of RMB3.0 million (US$0.4 million).

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

Capital Expenditures

Our capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets, deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary. Our capital expenditures were RMB295.5 million, RMB46.4 million and RMB4.9 million (US$0.7 million) in 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to support the growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2023:

	Payment Due by December 31, 2023
	On Demand	Less than 1 year	More than 1 year	Total
			(RMB in thousands)
Interest-bearing loans and borrowings	31,000	34,226	—	65,226
Lease liabilities	—	1,763	2,260	4,023
Trade payables	—	11,362	23,456	34,818
Due to shareholders	12,566	—	—	12,566
Due to related parties	—	531	—	531
Other payables and accruals	—	73,900	13,959	87,859

Other than those shown above, we have certain capital and other commitments as of December 31, 2023. See “Note 30-Commitments” for our commitments.

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

As a result of these and other restrictions under the PRC laws and regulations, our WFOEs and the VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The amounts restricted include the paid-up capital and the statutory reserve funds of our WFOEs and VIEs, totaling RMB3.2 million, RMB3.2 million and RMB3.2 million (US$0.5 million) as of December 31, 2021, 2022 and 2023, respectively. Even though we currently does not require any such dividends, loans or advances from our WFOEs and the VIEs for working capital and other funding purposes, we may in the future require additional cash resources from our WFOEs and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders. See “Item 3. Key Information-Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

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

C Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company-B. Business Overview-Research and Development” and “-Intellectual Property”.

D Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Annual goodwill impairment assessment performed at Dec 31, 2022

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

Annual goodwill impairment assessment performed at Dec 31, 2023

At December 31, 2023, goodwill acquired through the business combination is allocated to the one CGU known as “Smart music learning business” and for impairment testing. We performed quantitative assessments for the CGU. The quantitative assessments resulted in on impairment as the recoverable amount of the CGU is higher than its carrying amount .

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, which are more fully described below.

Methodologies and significant estimates utilized in determining recoverable amount of the CGU

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name*	Age	Position/Title
He Yu	50	Chief Executive Officer and Chairman of the Board
Lung Yu	59	Director
Yu Chen	50	Director
Xingping Zuo	58	Director
Peixian Tan	41	Director
Li Song	49	Independent Director
Jia Li	55	Independent Director
Li Sun	47	President
Li Li	42	Chief Financial Officer

*	Given name is placed first, followed by the family name.

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

Ms. Li Song has served as our Director since June 2023. Ms. Song is a Chartered Professional Accountant (CPA) and has 18 years of financial management and 8 years of financial teaching experience. Ms. Song has worked in financial management roles from 1997 to 2015 at various companies, such as Beijing Double Crane Pharmaceutical Co., Ltd., Beijing 95 Online Technology Development Co., Ltd., and Guoxin Tendering Group Co., Ltd. Since 2015, Ms. Song has worked as an associate professor at Canvard College of Beijing Technology and Business University. Ms. Song received a Bachelor’s degree in Economics from the Central University of Finance and Economics in 1997 and a Master’s degree in Public Administration from the Central University of Finance and Economics in 2012.

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

Mr. Li Li, has served as our Chief Financial Officer since October 2023. Mr. Li has over 20 years of financial management and audit working experience. Mr. Li had worked as audit and risk advisory manager for several CPA firms for more than 10 years, such as Deloitte, EY and Grant Thornton. Since then, he served as Finance Director for Secoo Holding Limited. (Nasdaq: SECO) and Guangdong Yuanzhi Technology Group. Mr. Li received a bachelor’s degree in accounting from Zhongnan University of Economics and Law and a bachelor’s degree in economics from Wuhan University in 2003.

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

B Compensation

For the year ended December 31, 2023, we paid an aggregate of RMB4.2 million (US$0.6 million)  in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit Committee

Our audit committee consists of Li Song and Jia Li, and is chaired by Li Song. Li Song and Jia Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Li Song qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Jia Li, Li Song and He Yu, and is chaired by Jia Li. Jia Li and Li Song satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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

D Employees

As of December 31, 2021, 2022 and 2023, we had 173, 118 and 108 full-time employees, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
	Number	% of Total
Operations	16	14.81%
Sales and marketing	32	29.63%
Research and development	30	27.78%
Management and administration	30	27.78%
Total	108	100.0%

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

The calculations in the table below are based on (i) 29,970,625 Class A ordinary shares and 8,281,098 Class B    ordinary shares outstanding on an as-converted basis outstanding as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership*	% of Aggregate Voting Power***
Directors and Executive Officers†:
He Yu(1)	-	5,914,297	15.46%	52.4%
Lung Yu(2)	-	2,366,801	6.19%	20.99%
Yu Chen	-	-	-	-
Xingping Zuo(3)	4,201,335	-	10.98%	3.73%
Peixian Tan(4)	*	-	*	*
Li Sun	-	-	-	-
Li Li	-	-	-	-
All Directors and Executive Officers as a Group	4,201,335	8,281,098	32.63%	77.15%
Principal Shareholders:
Aleatory Ltd (5)	-	4,793,620	12.53%	42.50%
Musence Limited(6)	4,201,335	-	10.98%	3.73%
Jianmin Jin(7)	3,299,442	-	11.0%	3.2%
Supertonic Limited(8)	-	1,867,801	4.88%	16.56%

Notes:

*	Less than 1%.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding as of the date of this annual report and (ii) the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is Room 303, Beijing Broadcasting Tower, 14A Jianguomenwai Avenue, Chaoyang District, Beijing, 100022, People’s Republic of China.

(1)	Represents 4,793,620 Class B ordinary shares held by Aleatory Ltd., a British Virgin Islands company wholly owned by Mr. He Yu, and 1,120,677 Class B ordinary shares held by Capriccio Ltd., a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Aleatory Ltd. and Capriccio Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents 499,000 Class B ordinary shares directly held by Mr. Lung Yu and 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 98,548 Class A ordinary shares held by NBAMF HOLDING LIMITED, a British Virgin Islands company wholly owned by Mr. Peixian Tan. The registered address of NBAMF HOLDING LIMITED is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 4,793,620 Class B ordinary shares held by Aleatory Ltd., a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Mr. Xingping Zuo. The registered address of Musence Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents 2,282,428 Class A ordinary shares held by Huaqiang Capital Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, 747,118 Class A ordinary shares held by Huayin Culture Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, and 269,896 Class A ordinary shares held by Million Profit International Holdings Limited through Rich International Development Limited, a Hong Kong company wholly owned by Mr. Jianmin Jin. The registered address of Huaqiang Capital Limited, Huayin Culture Limited and Rich International Development Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Rich International Development Limited is 14/F, Chun Wo Commercial Centre, 25 Wing Wo Street, Central, Hong Kong.

(8)	Represents 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of April 30, 2024, a total of 12,263,889 Class A ordinary shares were held by one record holder in the United States, which represents approximately 32.1% of our total issued and outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation.”

Transactions with Other Related Parties

See “Item 3. Key Information – Our Holding Company Structure and Contractual Arrangements with The VIEs and Their Respective Shareholders”, and “Item 3. Key Information – Cash Flows and Asset Transfers within Our Organization.”

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

E Use of Proceeds

Relating to the registration statement on Form F-1, as amended (File No. 333-251461) (the “F-1 Registration Statement”) in relation to our initial public offering, which was declared effective by the SEC on January 11, 2021, we still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on F-1 Registration Statement.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2023. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that, as of December 31, 2023, our internal control over financial reporting was not effective due to the material weaknesses in our internal control over financial reporting related to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.

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

We have implemented measures in 2022 and 2023 to improve accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules material weakness and lack of sufficient controls in calculating the expected credit loss on financial assets, including (i) we plan to hire additional personnel with SEC reporting experience; (ii) we improved the financial reporting and consolidation process by incorporating IFRS adjustments and disclosure requirements into our periodic financial reporting and consolidation process; (iii) providing internal and external trainings to finance personnel through ongoing training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations; and (iv) forming a working group comprising of senior management to review and improve internal control procedures.

The implementation of the foregoing measures has not remediated our material weaknesses relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of IFRS and SEC rules and lack of sufficient controls in calculating the expected credit loss on financial assets. Therefore, our management concluded that the above material weaknesses still existed as of December 31, 2023.

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

ITEM 16. [RESERVED]

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Li Song, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), qualifies as an “audit committee financial expert.”

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

	For the Year Ended December 31,
	2023	2022
Audit fees(1)	RMB2,484,965	RMB 3,172,712
Audit-related fees(2)	RMB141,998	RMB 413,832

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

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

Not applicable

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

ITEM 18 FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for year ended December 31, 2023 is filed as Exhibit 99.1 hereto.

ITEM 19 EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-39859), as amended, initially filed with the SEC on May 16, 2023)

2.1	Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-251918), as amended, initially filed with the SEC on January 6, 2021)

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39859), as amended, initially filed with the SEC on May 16, 2023)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.3	English translation of the executed form of the Power of Attorney granted by shareholders of the VIEs and a schedule of all executed Power of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.4	English translation of the executed form of the Equity Interest Pledge Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.5	English translation of the executed form of the Exclusive Consulting Service Agreements between our WFOEs and the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.6	English translation of the executed form of the Exclusive Intellectual Property Rights Licensing Agreement between Kuke Future and Beijing Kuke Music dated February 26, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.7	English translation of the executed form of the Exclusive Option Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.8	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIEs, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.9	English translation of the executed form of the Supplementary Agreement to the Contractual Arrangements among Kuke Future, Beijing Kuke Music and its shareholders dated February 13, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.10	Digital Distribution Agreement between Naxos Digital Services US, Inc. and Beijing Kuke Music Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.11	Shareholders’ Agreement among Naxos International (Far East) Limited, Beijing Cathay Orient Information Technology Company Limited (the predecessor of Beijing Kuke Music Co., Ltd.) and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.12	License Agreement between Naxos international (Far East) Limited and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.13	Digital Distribution Agreement between Naxos of America, Inc. and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.14	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.15	Option Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

8.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39859), as amended, initially filed with the SEC on May 16, 2023)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yu Certified Public Accountant

15.2*	Consent of Ernst & Young

15.5	Letter from Ernst & Young to the Securities and Exchange Commission, dated May 16, 2023 (incorporated herein by reference to Exhibit 15.5 to the annual report on Form 20-F (File No. 001-39859), as amended, initially filed with the SEC on May 16, 2023)

97.1*	Compensation Recovery Policy

99.1*	Audited consolidated financial statements of the Registrant for year ended December 31, 2023.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kuke Music Holding Limited

	By:	/s/ He Yu
	Name:	HE YU
Date: May 15, 2024	Title:	Chairman of the Board of Directors and Chief Executive Officer