Form 20-F
period 2024-12-31
Kuke Music Holding Ltd
filed 2025-05-15
CIK 1809158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

25-1, Beijing Music Industrial Park,

Heizhuanghu Road,

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

He Yu, Chief Executive Officer

+86-010-6561 0392

25-1, Beijing Music Industrial Park,

Heizhuanghu Road,

Chaoyang District, Beijing 100020

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing ten Class A ordinary share, par value US$0.001 per share*	KUKE	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 49,797,315 ordinary shares with 41,516,217 Class A ordinary shares and 8,281,098 Class B ordinary shares outstanding, par value US$0.001.

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

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report on Form 20-F, the terms “Oatly,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Kuke Music Holding Limited, together with its consolidated subsidiaries as a consolidated entity.”

All numbers in this Annual Report, including references to price per ADS (as defined below) and a specific number of ADSs, for the fiscal years 2021, 2022, 2023 and 2024 reflect an ADS to ordinary share ratio of 1:1. On March 13, 2025, we completed a ratio change whereby the ratio of our ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing ten (10) ordinary shares (the “ADS Ratio Change”). All metrics that are presented as of a date in 2025, including references to price per ADS and a specific number of ADSs or stock options, reflect the new ADS to ordinary share ratio of one ADS representing ten ordinary shares (1:10).

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“Kuke Music,” “we,” “us,” “our company” and “our” refer to Kuke Music Holding Limited, a Cayman Islands company, its wholly-owned subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIE;

●	“ADSs” refer to our American depositary shares, each of which represents ten Class A ordinary share;

●	“Acquisition” refers to our acquisition of Rosenkavalier Limited on February 29, 2020;

●	“Beijing Kuke Music” refers to Beijing Kuke Music Co., Ltd., one of the VIEs;

●	“Beijing Lecheng” refers to Beijing Lecheng Future Culture Communications Co., Ltd., one of our WFOEs;

●	“BMF Culture” refers to Beijing Music Festival Culture Communications Co., Ltd., one of the VIEs;

●	“BMF” refers to Beijing Lecheng Future Culture Communications Co., Ltd., its holding companies and Beijing Music Festival Culture Communications Co., Ltd.;

●	“CAGR” refers to compound annual growth rate;

●	“classical music” refers to art music that is produced and rooted in the traditions of western culture and ethnic culture; the characteristics of classical music that distinguish itself from popular music include (i) the complexity of the creation process, (ii) sophisticated use of instrumental musical forms and vocal forms and (iii) having high aesthetic and appreciation value; for purposes of this annual report, references to “classical music” include traditional classical music, jazz, world music and other non-pop music forms;

●	“COVID-19” refers to a highly contagious novel virus that was declared a global pandemic by the World Health Organization on March 11, 2020;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Kuke International” refers to Kuke Future International Technology (Beijing) Co., Ltd., one of our WFOEs;

●	“HNTE” refers to high and new technology enterprises;

●	“Naxos” refers to Naxos Global Distribution Limited, Naxos Rights International Limited and their affiliates and subsidiaries;

●	“Naxos China” refers to Naxos (Beijing) Culture & Communication Co., Ltd., a non-wholly-owned subsidiary of our company;

●	“Naxos International” refers to Naxos International (Far East) Limited;

●	“NFT” refers to non-fungible token;

●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share;

●	“VIEs” refers to our variable interest entities, including Beijing Kuke Music and BMF Culture;

●	“our WFOEs” refers to our wholly-owned subsidiaries in the PRC, including Kuke International and Beijing Lecheng;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SAFE” refers to the PRC State Administration of Foreign Exchange;

●	“student interest training market,” “student art education market,” “student music education market,” “student musical instrument training market,” and “student piano education market” refer to markets for students aged between 3 and 18, as measured by the total amount of tuition paid; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

This annual report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Kuke Music Holding Limited
(Cayman Islands)(1)
100%
100%
Rococo Holding Limited
(BVI)
Rosenkavalier Limited
(BVI)
100%
100%
Gauguin Limited
(Hong Kong)
Degas Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Kuke International
Beijing Lecheng
51%
Naxos China(2)
Beijing Kuke Music(3)
BMF Culture(4)
40%
100%
51%
Shanghai Kuke Music Education Technology Co., Ltd.
Beijing Kuke Music Culture Co., Ltd.
Beijing Kuke Music Education Technology Co., Ltd
60%
90%
90%
10%
Shanghai Kuke Fangyue Education Technology Center LLP
Shanghai Kuke Xingkong Cultural Media Center LLP
Shanghai Kuke Linhui Education Technology Center LLP
Beijing seventh second digital technology Co.,Ltd
Equity interest
Contractual arrangements

(1)	For shareholders who own 5% or more of our issued and outstanding ordinary shares, see “Item 6. Directors, Senior Management and Employees—Share Ownership” for more details.

(2)	The remaining 49% equity interest in Naxos China is held by Naxos International (Far East) Limited, which is ultimately controlled by independent third parties.

(3)	He Yu, Xingping Zuo, Jianmin Jin and Kunshan Maidun Culture Industry Investment Enterprise (Limited Partnership) each holds 35.5%, 25.9%, 9.0% and 8.9% equity interests in Beijing Kuke Music, respectively. The remaining 20.7% equity interests in Beijing Kuke Music are held by other beneficial owners of our company.

(4)	Lung Yu, He Yu, Ningbo Huaqing Ruizhe Investment Partnership (Limited Partnership), Tianjin Shengxin Enterprise Management Consulting Partnership (Limited Partnership) and Suzhou Fengqiao Jichu Chuangye Investment Partnership (Limited Partnership) and Zheng Tu each holds 38.5%, 23.1%, 15.4%, 15.4%, 6.2% and 1.4% equity interests in BMF Culture, respectively.

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

In 2022, 2023 and 2024, our WFOEs did not charge any service fees from the VIEs under the contractual arrangements, and there was no cash flows or transfers of other assets between our WFOEs and the VIEs under the contractual arrangements. In 2020, 2021 and 2022, the VIEs received debt financing from our Hong Kong subsidiaries of US$9.6 million, US$33.2 million and US$4 million, respectively, and did not receive any debt financing from our WFOEs for the same years. From January 2022 to June 2022, the VIEs paid back RMB4.78 million to our WFOEs; and from July 2022 to December 2022, the VIEs extended loans in the total amount of RMB5.2 million to our WFOEs. As of the date of this annual report, the remaining balance of the debt obligation of our WFOEs to the VIEs is approximately RMB3.6 million.

Beijing Kuke Music and BMF Culture entered into a lease agreement in 2020 for a consideration of RMB1.1 million, and of which RMB0.6 million (US$0.1 million) remained unsettled as of December 31, 2022. Beijing Kuke Music and BMF Culture entered into another lease agreement in 2021 for a consideration of RMB1.2 million, and of which RMB0.2 million (US$30 thousand) remained unsettled as of December 31, 2022. Beijing Kuke Music and BMF Culture entered into another lease agreement in 2022 for a consideration of RMB1.2 million, and the total amount of which remained unsettled as of December 31, 2024. As of the date of this annual report, other than disclosed above, we do not have any transfers, dividends or distributions among us, our subsidiaries and the VIEs.

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

The Holding Foreign Companies Accountable Act

Our financial statements as of December 31, 2020 and 2021 and for the years then ended contained in this annual report have been audited by Ernst & Young, an independent registered public accounting firm that is located in Hong Kong and was among the PCAOB-registered public accounting firms that are subject to the PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. In June 2022, in connection with its implementation of the Holding Foreign Companies Accountable Act, or the HFCAA, the SEC conclusively named us as a “Commission-Identified Issuer” on its website (https://www.sec.gov/hfcaa) following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Such identification may add uncertainty to the trading and price volatility of the ADSs. On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Ernst & Young did not stand for re-appointment as our independent registered public accounting firm, and we appointed Yu Certified Public Accountant, P.C. (“Yu CPA”) as our independent registered public accounting firm, effective on November 17, 2022. On January 22, 2025, we decided to dismiss YU CPA, and Enrome LLP (“Enrome”) was appointed as our independent registered public accounting firm. Our current auditor, Enrome, is headquartered in the Republic of Singapore and subject to inspection by the PCAOB. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA.

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

VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2022, 2023 and 2024 of (i) Kuke Music and its subsidiaries and (ii) the VIEs and its subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2022, 2023 and 2024. Our consolidated financial statements are prepared and presented in accordance with IFRS. The VIEs’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Statements of Comprehensive Income Information

	For the year ended December 31, 2024
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	1	4,534	64,386	—	68,921
(Loss)/profit for the year and total comprehensive (loss)/income for the year	(12,998)	(115,613)	61,526	—	(67,085)

	For the year ended December 31, 2023
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	94	7,893	98,950	—	106,937
Profit for the year and total comprehensive (loss)/income for the year	(30,965)	(9,514)	(25,235)	(91)	(65,805)

	For the year ended December 31, 2022
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	3,475	111,640	—	115,115
Profit/(loss) for the year and total comprehensive (loss)/income for the year	6,099	(45,701)	(857,525)	220	(896,907)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2024
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	18	416	2,134	—	2,568
Trade receivables	—	1,780	10,220	—	12,000
Prepayments, other receivables and other assets	5,739	25	20,277	—	26,041
Due from related parties	29,443	—	303	—	29,746
Due from shareholders	—	—	—	—	—
Total current assets	35,200	2,221	32,934	—	70,355
Property, plant and equipment	—	16	40	—	56
Intangible assets(1)	774	21	181,825	—	182,620
Right-of-use assets	—	—	4,601	—	4,601
Investment in subsidiaries(2)	284,000	12,190	1,020	(297,210)	—
Prepayments, other receivables and other assets(3)	2,371	—	1,296	—	3,667
Total non-current assets	287,145	12,227	188,782	(297,210)	190,944
Due from intercompanies(4)	450,790	236,771	20,924	(708,485)	—
Total assets	773,135	251,219	242,640	(1,005,695)	261,299
Liabilities
Trade payables	897	6,146	45,657	—	52,700
Other payables and accruals	20,589	3,282	64,933		88,804
Contract liabilities	—	109	12,645	—	12,754
Due to shareholders	—	1	1,015	—	1,016
Interest-bearing loans and borrowings	—	—	52,815	—	52,815
Lease liabilities	—	—	1,438	—	1,438
Income tax payable	—	—	323	—	323
Total current liabilities	21,486	9,538	178,826	—	209,850
Contract liabilities	—	111	9,129	—	9,240
Lease liabilities	—	—	3,194	—	3,194
Interest-bearing borrowings			1,214	—	1,214

Total non-current liabilities	—	111	13,537	—	13,648
Due to intercompanies(4)	521	395,362	311,423	(707,306)	—
Total liabilities	22,007	405,011	503,786	(707,306)	223,498
Total net assets/(liabilities)	751,128	(153,792)	(261,146)	(298,389)	37,801

	As of December 31, 2023
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	71	2,061	5,442	—	7,574
Trade receivables	—	2,850	19,994	—	22,844
Prepayments, other receivables and other assets	1,396	21	21,820	(2,125)	21,112
Net investments in subleases	—	—		—	—
Due from related parties	—	—	303	—	303
Due from shareholders	—	—	2,548	(635)	1,913
Total current assets	1,467	4,932	50,107	(2,760)	53,746
Property, plant and equipment	—	22	293	—	315
Intangible assets(1)	940	118	164,221	—	165,279
Right-of-use assets	—	—	3,939	—	3,939
Goodwill	—	—	764	—	764
Investment in subsidiaries(2)	284,000	12,190	1,020	(297,210)	—
Prepayments, other receivables and other assets(3)	—	37,178	22,090	(37,178)	22,090
Investments in associates and joint ventures	2,370	—	—	—	2,370
Total non-current assets	287,310	49,508	192,327	(334,388)	194,757
Due from intercompanies(4)	406,468	306,657	10,809	(723,934)	—
Total assets	695,245	361,097	253,243	(1,061,082)	248,503
Liabilities
Trade payables	764	5,374	28,680	—	34,818
Other payables and accruals	6,578	2,653	78,628		87,859
Contract liabilities	—	339	5,975	—	6,314
Due to shareholders	—	1	13,200	(635)	12,566
Interest-bearing loans and borrowings	—	—	62,226	—	62,226
Lease liabilities	—	—	1,706	—	1,706
Income tax payable	—	480	583	—	1,063
Due to related parties	531	—	—	—	531
Total current liabilities	7,873	8,847	190,998	(635)	207,083
Contract liabilities	—	—	12,376	—	12,376
Lease liabilities	—	—	2,487	—	2,487
Interest-bearing borrowings			3,000	—	3,000
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	53,863	(36,000)	17,863
Due to intercompanies(4)	1,128	390,427	332,378	(723,933)	—
Total liabilities	9,001	399,274	577,239	(760,568)	224,946
Total net assets/(liabilities)	686,244	(38,177)	(323,996)	(300,514)	23,557

	As of December 31, 2022
	Our Company	Other Subsidiaries	The VIEs and VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	50	2,705	2,669	—	5,425
Trade receivables	—	534	8,745	—	9,279
Prepayments, other receivables and other assets	35	141	35,135	—	35,311
Due from related parties	2,073	—	304	—	2,377
Due from shareholders	—	—	99	—	99
Inventories	—	—	778	—	778
Total current assets	2,158	3,381	47,730	—	53,269
Property, plant and equipment	—	84	9,026	—	9,110
Intangible assets(1)	1,444	211	64,777	(220)	66,212
Right-of-use assets	—	—	7,149	—	7,149
Goodwill	—	—	764	—	764
Investment in subsidiaries(2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets(3)	—	37,178	110,236	(37,178)	110,236
Total non-current assets	285,444	37,473	191,952	(321,398)	193,471
Due from intercompanies(4)	401,178	311,891	6,344	(719,413)	—
Total assets	688,780	352,745	246,026	(1,040,811)	246,740
Liabilities
Trade payables	950	4,087	29,975	—	35,012
Other payables and accruals	274	3,100	46,789	—	50,163
Contract liabilities	—	160	20,528	—	20,688
Due to a shareholder	—	—	325	—	325
Due to related parties	488	—	—	—	488
Interest-bearing loans and borrowings	—	—	69,045	—	69,045
Lease liabilities	—	—	4,123	—	4,123
Income tax payable	—	459	584	—	1,043
Total current liabilities	1,712	7,806	171,369	—	180,887
Contract liabilities	—	—	415	—	415
Lease liabilities	—	—	4,650	—	4,650
Other payable(3)	—	—	36,000	(36,000)	—
Total non-current liabilities	—	—	41,065	(36,000)	5,065
Due to intercompanies(4)	607	390,831	327,975	(719,413)	—
Total liabilities	2,319	398,637	540,409	(755,413)	185,952
Total net assets/(liabilities)	686,461	(45,892)	(294,383)	(285,398)	60,788

Note:

(1)	It represents the elimination of the trade among our Company, other subsidiaries, VIEs and their subsidiaries.

(2)	It represents the elimination of the investment in other subsidiaries, VIEs and their subsidiaries.

(3)	Loans between non-related companies.

(4)	It represents the elimination of intercompany balances among our Company, other subsidiaries, VIEs and their subsidiaries.

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

We rely on Naxos and its representing labels, for the vast majority of our content offerings, over whom we have no or limited control. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our audio albums as of December 31, 2024. We have maintained a long-standing business relationship with Naxos. However, such relationship is subject to any change or uncertainty between Naxos and its representing labels, which may further affect the renewal or termination of our license agreements with Naxos. The lack of renewal, or early termination, of one or more of these license agreements, or the renewal of a license agreement on less favorable terms, could adversely affect the breadth or quality of our content offerings and may cause our content acquisition costs to increase. Any adverse changes to, or loss of, our relationships with one or more of our main content providers could materially and adversely affect our business, operating results and financial condition. There is no guarantee that the licenses available to us now will continue to be available in the future at rates and on terms that are favorable or commercially reasonable, or at all. The terms of our license agreements with these rights holders, including the royalty rates that we are required to pay, may change as a result of various reasons beyond our control, such as changes in our bargaining power, industry landscape, regulatory environment and overall economic conditions.

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

We may not be able to achieve the benefits we expect from our strategic investment and alliance.

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

On March 20, 2025, we entered into a share purchase agreement to acquire JoyMiracle Inc. (“JoyMiracle”), a company established under the laws of the Cayman Islands. JoyMiracle operates a Web3 computing power asset issuance and trading platform, which can utilize its computing resources and AI models to build generative AI classical music creation and adaptation capabilities, create classical music NFTs, and enable secondary market transactions and automatic distribution of copyright fees.

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

We are subject to risks of not collecting our trade receivables on a timely basis, if at all. As of December 31, 2024, our trade receivables amounted to RMB12.9 million (US$1.8 million). In addition, trade receivables due from our largest customer accounted for 54% of our total trade receivables as of December 31, 2024. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, especially those involving customers that have been severely affected by the outbreak of COVID-19. Our liquidity and cash flows from operations may be materially and adversely affected if our receivable cycles or collection periods lengthen further or if we encounter a material increase in defaults of payment or an increase in provisions for impairment of our receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as third-party financing, in order to maintain our daily operations, and such financing may not be available on commercially acceptable terms, or at all.

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

We incurred RMB32.0 million, RMB40.7 million and RMB31.3 million (US$4.3 million) in selling and distribution expenses in 2022, 2023 and 2024 respectively. We believe that we have been able to promote our products and services and strengthen our brand recognition cost-effectively. However, our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel. Further, we must continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and customer preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our profitability to decline and materially harm our business, operating results and financial condition.

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

We use open-source software in our products, which could negatively affect our ability to offer our products and subject us to litigation or other actions.

We use open-source software in connection with our products. From time to time, companies that incorporate open-source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software or non-compliance with open-source licensing terms. Some open-source software licenses require users who distribute or make available open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open source agreement, such use could nevertheless occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts. As a result, our business, operating results and financial condition could be materially and adversely affected.

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

We are required to account for share-based compensation in accordance with IFRS 2-Share-based Payment, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of the equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. See “Note 29-Share-based payments” of our consolidated financial statements included elsewhere in annual report for additional information. We recognized share-based payment expense of RMB15.2 million, RMB1.9 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2022, 2023 and 2024, respectively.  If we grant additional share options or other equity incentives in the future, our expenses associated with share-based compensation may further increase, which may have an adverse effect on our financial condition and results of operations.

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified two material weaknesses in accordance with the standards established by the PCAOB, which relates to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. To remedy our identified material weaknesses, we are in the process of adopting several measures that are expected to improve our internal control over financial reporting. See “Item 15. Disclosure Controls and Procedures-Changes In Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a management report on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ended December 31, 2024. See “Item 15. Disclosure Controls and Procedures-Management’s Annual Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. We may be unable to timely complete our evaluation testing and make required remediation. In addition, as the applicable standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

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

In China, foreign ownership of certain parts of our businesses, including value-added telecommunications services (“VATS”), is subject to restrictions under current PRC laws and regulations. In particular, foreign investors are prohibited from owning more than 50% of the equity interests in any company that provides value-added telecommunications services, which are broadly defined to mean any telecommunications and information services provided through the use of public network infrastructure, including internet-content related services and information services. Certain types of value-added telecommunications services are exempted from this foreign ownership restriction, including services related to e-commerce, domestic multi-party communications, storage and forwarding, and call centers.

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

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Internet traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with our growing customer base. We had not experienced material disruptions to our business operations as a result of service capacity constraints for the years ended December 31, 2022, 2023 and 2024. However, we cannot assure you that the Internet infrastructure and telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage. If we were unable to increase our online content and service delivering capacity accordingly, we may not be able to continuously grow our Internet traffic and the adoption of our products and services may be hindered, which could adversely impact our business and our share price.

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

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares will be entitled to one vote per share while holders of Class B ordinary shares will be entitled to fifty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this annual report, Mr. He Yu, our Chief Executive Officer and Chairman of the Board, and Mr. Lung Yu, our Director, beneficially own all of our issued and outstanding Class B ordinary shares, representing approximately 68% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.” Holders of our Class B ordinary shares have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership will limit your ability to influence corporate matters and may discourage, delay or prevent a change of control of our company that holders of Class A ordinary shares and ADSs may view as beneficial, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

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

Our principal executive offices are located at 25-1, Heizhuanghu Music Industry Park, Chaoyang District, Beijing, China. Our telephone number is (86) 10 6561 0392. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.0. Box 2681, Grand Cayman KY1-1111, Cayman lslands.

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

The classical music market in China has grown rapidly in recent years, driven by the rising popularity of classical music, the digitization of classical music content and favorable government policies. We identified this significant market opportunity early and we were one of the first classical music licensing and subscription service providers in China. Leveraging our long-standing relationships with world-renowned music labels and publishers, especially Naxos and years of music production and content acquisition efforts, we have built a library of classical music content, which consisted of approximately 3.06 million music tracks, including over 2.17 million tracks of traditional classical music and more than 890 thousand tracks of jazz, world, folk and other genres of music, as well as over 2,900 video titles, more than 5200 spoken content albums and more than 5,750 volumes of sheet music. These contents span across more than 410 thousand musicians, more than 2 thousand musical instruments and more than 200 countries and regions as of December 31, 2024.

We license our music content primarily to online music entertainment platforms, such as Tencent Music Entertainment Group and NetEase Cloud Music, as well as commercial enterprises, such as film and TV production companies, airlines and smart hardware companies. Our music subscription service provides users with high-quality online and offline streaming access to our content library. Users can access our platform from our website, mobile app and smart music devices. As our encyclopedic catalog is especially suitable for educational and professional use, we have attracted a large number of universities, music conservatories, public libraries and individuals to subscribe to our service over the years. As of December 31, 2024, we had over 880 institutional subscribers, including over 530 universities and music conservatories and over 340 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

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

Our Platform

Powered by our encyclopedic classical music content offerings, we operate three music-related businesses through our platform, namely music licensing and subscription, smart music learning and live classical music events, which accounted for 100%, nil and nil, respectively, of our total revenue for the year ended December 31, 2024.

Our Content Offerings

Our rich and diverse content offerings are the foundation of our success. We had a library of classical music content, which consisted of approximately 2.95 million music tracks, nearly 3,000 video titles, nearly 520,000 spoken content tracks and over 5,750 volumes of sheet music as of December 31, 2024.

The vast majority of our content offerings have been licensed to us on an exclusive basis. In particular, we hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China. Music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2024. In addition to licensed content, we also help local artists to release albums and create educational content and have licensed certain classical music videos from rights holders.

Music recordings.

Our content library contains a wide range of standard and specialty repertoires of classical, jazz, world, folk and traditional Chinese music recordings, spanning from medieval to contemporary music. As of December 31, 2024, we had accumulated approximately 2.17 million tracks of traditional classical music and nearly 890,000 tracks of other genres of music recordings, covering the works of approximately over 100,000 musicians and over 2,000 musical instruments from over 200 countries and regions. Over the years, we have also created many award-wining music recordings, including the Contemporary Chinese Musicians collection, which features new, original symphony works created by Chinese composers, and the Sound of Nature collection, which records the indigenous music of China’s ethnic minorities. In addition, in order to meet the exacting standards of classical music fans and attract more customers, we licensed from Naxos approximately 10,000 albums of high-resolution classical music recordings in July 2020.

Videos.

As of December 31, 2024, our content library contained over 2,901 video titles of concerts, operas, ballets, plays, documentaries, interviews and behind-the-scenes footage, featuring works from the world’s most renowned opera houses, ballet companies and concert halls. In addition, we have been working with Countdown Media GmbH, one of our licensors, on children music videos.

Spoken content.

As of December 31, 2024, our spoken content contained audio versions of nearly 520,000 spoken content tracks, including best sellers and some of the world’s greatest novels, plays and poems, as well as various nonfiction history books and biographies.

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

As of December 31, 2024, we had over 880 institutional subscribers, including over 530 universities and music conservatories and over 340 public libraries, spread across all provinces, autonomous regions and municipalities in China, except Tibet.

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

Due to the impact of COVID-19 and lowering market expectations, we have not been able to organize as many live classical music performances or invite as many overseas artists to perform at our live classical music events as we had been able to. In 2023 and 2024, we were not able to fully host the 2023 and 2024 Beijing Music Festival and only partially resumed some live classical music events.

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

For the years ended December 31, 2022, 2023 and 2024, we recorded research and development expenses of RMB18.7 million, RMB6.3 million and RMB3.2 million (US$0.4 million), respectively.

Technology

As of December 31, 2024, we had a strong research and development team of 20 employees, which accounted for approximately 33.9% of our total headcount.

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

Other Intellectual Properties

As of December 31, 2024, we owned 11 patents, 96 copyrights, 67 trademarks and 48 domain names in China.

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

Suppliers

Our content providers include renowned music labels, publishing houses and artists. In particular, music tracks licensed from Naxos, our largest content provider, accounted for over 99% of our content offerings as of December 31, 2024. We hold an exclusive and long-term license to the vast majority of content owned by Naxos within the territory of mainland China.

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

Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version)

Under the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and must comply with the “negative list.” Foreign investors are prohibited from investing in restricted fields outlined in the negative list unless the specified conditions are met. The law ensures that foreign investors’ investments, earnings, and other legitimate rights and interests within mainland China are protected. Furthermore, all national policies supporting enterprise development equally apply to foreign-invested enterprises.

Investment activities in mainland China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, promulgated by the Ministry of Commerce and the NDRC. This catalogue classifies industries into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in this catalogue are deemed permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. On September 9, 2024, the NDRC and the Ministry of Commerce promulgated the 2024 Negative List, which replaced the 2021 Negative List. According to the 2024 Negative List, the ultimate foreign equity ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communication, storage and forwarding and call center) may not exceed 50%. In addition, foreign investments in internet cultural business (except for music), internet audio-video program business, radio and television program production and operation business, production of audio-video products and/or electronic publications and film production and distribution business are prohibited. However, foreign investors are allowed to hold up to 100% of equity interests in an online data processing and transaction processing business (including e-commerce business operation) in mainland China.

On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective January 18, 2021, introducing a security review mechanism for foreign investments. This mechanism outlines the types of investments subject to review, as well as review scopes and procedures. The Office of the Working Mechanism of the Security Review of Foreign Investment, established under the NDRC, leads these efforts in coordination with the Ministry of Commerce. Foreign investors or relevant parties in mainland China must declare security reviews to this office before (i) investing in military industries, military-supporting fields or areas related to national defense security, as well as areas surrounding military or military industry facilities, and (ii) investing in critical sectors, including important agricultural products, energy and resources, equipment manufacturing, infrastructure, transportation services, cultural products and services, information technology and internet products, financial services, and key technologies, if such investments result in obtaining control of the target enterprise. Control is defined as (i) holding over 50% equity interests in the target, (ii) having voting rights that materially impact board or shareholder resolutions despite holding less than 50% equity, or (iii) having significant influence over the target’s business decisions, human resources, accounting or technology.

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

C Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with significant subsidiaries and VIEs in China, Hong Kong and other jurisdictions. The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and VIEs as of December 31, 2024.

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

D Property, Plants and Equipment

Our principal executive offices are located in leased office space from a third party at 25-1, Heizhuanghu Music Industry Park, Chaoyang District, Beijing, China, which occupy approximately a total of 331 square meters. We do not own any facilities of our own. We believe that these facilities are generally adequate to meet our current needs.

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

 Ability to manage our costs and operating expenses effectively

Our ability to manage and control our costs and expenses while continuing to grow our business is critical to the success of our business. With reduced hardware investments and enhanced management standards, our cost of sales decreased by 25.3% from RMB56.3 million in 2023 to RMB42.1 million (US$5.9 million) in 2024, and our cost of sales as a percentage of our revenue increased from 52.7% to 61.1% during the same period. We also strengthened management and adjusted our team structure, which resulted in our total operating expenses decreased by 20.3% from RMB113.0 million in 2023 to RMB87.3 million (US$12.1 million) in 2024, and our total operating expenses as a percentage of our revenue increased from 102.3% to 126.5% during the same period. We expect that with ongoing adjustments in business and improvements in management levels, our cost and expense structure will be further optimized, though there may be periodic increases.

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

The World Health Organization (WHO) announced on May 5, 2023 that COVID-19 is no longer a public health emergency of international concern. There was no impact of COVID-19 on the business for the year ended December 31, 2024.

Key Components of Results of Operations

Revenue

Prior to the Acquisition, we derived our revenue from: (i) licensing and subscription; and (ii) smart music learning. After the Acquisition, we have also derived revenue from live classical music events and others.

The following table sets forth the key components of our total revenue, in absolute amounts and as percentages of our total revenue, for the periods presented.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	46,966	40.8%	69,437	65.0%	59,894	8,324	86.9%
Smart music learning	37,243	32.4%	34,157	31.9%	924	128	1.3%
Live classical music events & others	30,906	26.8%	3,343	3.1%	8,103	1,126	11.8%
Total	115,115	100.0%	106,937	100.0%	68,921	9,578	100.0%

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

(iii) Live Classical Music Events & Others

BMF generates (i) music festival events revenue primarily through service fees, sponsorship fees and ticket sales associated with the Beijing Music Festival; (ii) music performance revenue primarily through sponsorship fees and service fees for other events it organizes; and (iii) licensing revenue through the licensing of acquired and original content.

We also generate revenue from promotion and publicity and technical service.

Cost of Sales

The following table sets forth the components of our cost of sales in absolute amounts and as percentages of our total cost of sales, for the periods presented.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	(25,029)	25.6%	(27,380)	48.6%	(38,254)	(5,316)	90.9%
Smart music learning	(45,010)	46.0%	(25,387)	45.0%	(1,096)	(152)	2.6%
Live classical music events	(27,765)	28.4%	(3,579)	6.4%	(2,746)	(382)	6.5%
Total	(97,804)	100.0%	(56,346)	100.0%	(42,096)	(5,850)	100.0%

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

Other (Expense) Income

Our other (expense) income consists primarily of foreign exchange (losses) gains, government grants and additional deduction of VAT input tax.

Operating Expenses

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our total operating expenses, for the periods presented.

	For the Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and distribution expenses	(32,033)	3.4%	(40,690)	36.0%	(31,286)	(4,348)	35.8%
Administrative expenses	(69,030)	7.6%	(46,100)	40.8%	(31,784)	(4,417)	36.4%
Impairment losses on financial assets	(99,634)	11.0%	(4,882)	4.3%	(4,585)	(638)	5.3%
Impairment losses on investments in associates and joint ventures	—	—	(20,525)	18.2	(2,370)	(329)	2.7%
Other operating expenses	(1,661)	0.2%	(818)	0.7%	(3,452)	(480)	4.0%
Other income (losses)	(707,237)	77.8%	6	0.0%	(13,825)	(1,921)	15.8%
Total	(909,595)	100.0%	(113,009)	100.0%	(87,302)	(12,133)	100.0%

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

Other incomes (losses)

Our other incomes (losses) primarily include impairment of inventories, impairment of property, plant and equipment, impairment of intangible assets and impairment of goodwill.

Finance Costs

Our finance costs consist primarily of loan interest and interest expense on lease liabilities.

Results of Operations

The following table sets forth a summary of the combined statements of profit or loss and other comprehensive income for the years indicated.

	For the Years Ended December 31
	2022	2023	2024
	Kuke Music
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	115,115	106,937	68,921	9,578
Cost of sales	(97,804)	(56,346)	(42,096)	(5,850)
Gross profit	17,311	50,591	26,825	3,728
Other income (expense), net	7,659	3,637	(1,539)	(214)
Selling and distribution expenses	(32,033)	(40,690)	(31,286)	(4,348)
Administrative expenses	(69,030)	(46,100)	(31,784)	(4,417)
Impairment losses on financial assets	(99,634)	(4,882)	(4,585)	(638)
Impairment losses on investments in associates and joint ventures	—	(20,525)	(2,370)	(329)
Other (losses) income	(707,237)	6	(13,825)	(1,921)
Other operating expenses	(1,661)	(818)	(3,452)	(480)
Operating loss	(884,625)	(58,781)	(62,016)	(8,619)
Change in fair value of equity investment at fair value through profit or loss	(1,000)	—	—	—
Finance costs	(4,848)	(7,027)	(7,503)	(1,043)
Finance income	34	9	2,434	338
Loss before tax	(890,439)	(65,799)	(67,085)	(9,324)
Income tax expense	(6,468)	(6)	—	—
Loss for the year and total comprehensive loss for the year	(896,907)	(65,805)	(67,085)	(9,324)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our total revenue decreased by 7.1% from RMB106.9 million in 2023 to RMB68.9 million (US$9.6 million) in 2024, primarily as a result of decrease of our smart music learning revenue, and the decrease of our live classical music events revenue.

Our licensing and subscription revenue decreased when comparing with 2023, which decrease from RMB69.4 million in 2023 to RMB59.9 million (US$8.3 million) in 2024. The decrease mainly due to two customers has no revenue during fiscal 2024.

Our smart music learning revenue decreased from RMB34.2 million in 2023 to RMB0.9 million (US$0.1 million) in 2024, which result from the Company had less smart music learning business and reduced some of the activities.

Our live classical music events revenue increased from RMB3.3 million in 2023 to RMB8.1 million (US$1.1 million) in 2024, primarily due to new revenue derived from promotion, publicity and technical services during the year ended December 31, 2024.

Cost of sales

Our cost of sales decreased by 25.3% from RMB56.3 million in 2023 to RMB42.1 million (US$5.9 million) in 2024, primarily due to the increase in our licensing and subscription, and offset by decrease in our smart music learning cost and cost related to music events.

Our cost of sales for licensing and subscription increased by 39.7% from RMB27.4 million in 2023 to RMB38.3 million (US$5.3 million) in 2024. The increase is primarily due to increased amortization from the newly purchased copyright resources in 2023.

Our cost of sales related to smart music learning decreased from RMB25.4 million in 2023 to RMB1.1 million (US$0.2 million) in 2024 in connection with the decrease in the operation of our smart music education business.

Our cost of sales for live classical music events significantly decreased by 23.3% from RMB3.6 million in 2023 to RMB2.7 million (US$0.4 million) in 2024, which was in line with the decrease of our revenue generated by live classical music events.

Gross profit

As a result of the foregoing, our gross profit decreased by 47.0% from RMB50.6 million in 2023 to RMB26.8 million (US$3.7 million) in 2024. In particular, we have gross losses from our smart music learning and live classical music events in 2024.

Other (expense) income

Our other expense of RMB1.5 million (US$0.2 million) in 2024 mainly due to foreign exchange loss incurred. Our other income of RMB3.6 million in 2023, primarily due to the custodian fee income earned and government grants received in 2023.

Selling and distribution expenses

Our selling and distribution expenses decreased by 23.1% from RMB40.7 million in 2023 to RMB31.3 million (US$4.3 million) in 2024, primarily attributable to the decreased in salary and welfare. We have less smart music learning business activities and reduced related expenses.

Administrative expenses

Our administrative expenses decreased by 31.1% from RMB46.1 million in 2023 to RMB31.8 million (US$4.4 million) in 2024, primarily attributable to decreased share-based compensation expenses of RMB2.5 million and decrease of salary and welfare of RMB10.0 million.

Impairment losses on financial assets

Our impairment losses on financial assets decreased from RMB4.9 million in 2023 to RMB4.6 million (US$0.6 million) in 2024, primarily due to less provision of bad debt incurred in 2024.

Impairment losses on investments in associates and joint ventures

Our impairment losses on investments in associates and joint ventures amounted to RMB2.4 million (US$0.3 million) and RMB20.5 million (US$2.9 million) in 2024 and 2023, respectively, representing impairment loss recorded for an equity investment. We did not record such impairement losses in 2024.

Operating (loss) profit

As a result of the foregoing, we recorded operating loss of RMB62.0 million (US$8.6 million) in 2024, compared to operating loss of RMB58.8 million in 2023.

Finance costs

Our finance costs increased by 6.8% from RMB7.0 million in 2023 to RMB7.5 million (US$1.0 million) in 2024, which was result from more loan interests incurred during 2024.

Finance income

Our finance income increased from RMB9 thousand in 2023 to RMB2.4 million (US$0.3 million) in 2024, primarily attributable to an increase in interest income from related parties.

Income tax expense

We recorded income tax expenses of RMB6 thousand (US$1 thousand) in 2023, and recorded income tax expenses of RMB nil (US$ nil) in 2024.

Loss for the year

As a result of the foregoing, we recorded a loss of RMB63.0 million (US$8.8 million) in 2024, compared to a loss of RMB65.8 million in 2023.

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

Loss for the year

As a result of the foregoing, we recorded loss of RMB67.1 million (US$9.3 million) in 2023, compared to loss of RMB896.9 million in 2022.

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

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. For the three years ended December 31, 2024, Beijing Kuke Music is eligible for the preferential enterprise income tax rate of 15% available to HNTEs. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are also subject to VAT at the rates of 6%, 13%, 16% and 17% in accordance with PRC laws.

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

B Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2022, 2023 and 2024, our cash and cash equivalents were RMB5.4 million, RMB7.6 million and RMB2.6 million (US$0.3 million), respectively, consisting of cash on hand and demand deposits.

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

The following table sets forth a summary of our cash flows for the years presented.

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statement of Cash Flows:
Net cash flows used in operating activities	(26,479)	(20,768)	(18,821)	(2,579)
Net cash flows used in investing activities	(38,476)	(176)	(55,457)	(7,597)
Net cash flows provided by financing activities	11,335	23,093	69,272	9,490
Net (decrease)/ increase in cash and cash equivalents	(53,620)	2,149	(5,006)	(686)
Cash and cash equivalents at the beginning of the year	59,045	5,425	7,574	1,038
Cash and cash equivalents at the end of the year	5,425	7,574	2,568	352

Operating Activities

Net cash flows used in operating activities for the year ended December 31, 2024 was RMB18.8 million. The difference between our loss before tax of RMB67.1 million and the net cash used in operating activities was primarily due to (i) an adjustment of RMB38.2 million in non-cash items, which primarily consists of impairment of trade receivables, share-based payment expenses, expense related to share issuance and depreciation and amortizations; and (ii) an increase of RMB10.9 million in working capital. Changes in working capital for the year ended December 31, 2024 primarily consist of an increase of RMB11.7 million in trade receivables, which is primarily due to an increase in collection of trade receivables.

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

Investing Activities

Net cash flows used in investing activities was RMB55.5 million for the year ended December 31, 2024, primarily due to the purchase of intangible assets of RMB27.7 million and advance to a related party of RMB27.8 million.

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

Financing Activities

Net cash flows generated from financing activities was RMB69.3 million for the year ended December 31, 2024, primarily due to issuance of ordinary shares of RMB53.5 million and proceeds from bank and other borrowings of RMB92.7 million, offset by repayment of bank and other borrowings of RMB70.3 million.

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

Capital Expenditures

Our capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets, deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary. Our capital expenditures were RMB46.4 million, RMB4.9 million and RMB32.4 million (US$4.4 million) in 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to support the growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024:

	Payment Due by December 31, 2024
	On Demand	Less than 1 year	More than 1 year	Total
			(RMB in thousands)
Interest-bearing loans and borrowings	19,046	34,983	—	54,029
Lease liabilities	—	1,438	3,194	4,632
Trade payables	—	17,703	34,977	52,700
Due to shareholders	1,016	—	—	1,016
Other payables and accruals	—	47,133	41,671	88,804

Other than those shown above, we have other commitments as of December 31, 2024. See “Note 30-Commitments” for our commitments.

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

As a result of these and other restrictions under the PRC laws and regulations, our WFOEs and the VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. The amounts restricted include the paid-up capital and the statutory reserve funds of our WFOEs and VIEs, totaling RMB3.2 million, RMB3.2 million and RMB3.2 million (US$0.5 million) as of December 31, 2022, 2023 and 2024, respectively. Even though we currently does not require any such dividends, loans or advances from our WFOEs and the VIEs for working capital and other funding purposes, we may in the future require additional cash resources from our WFOEs and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders. See “Item 3. Key Information-Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

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

C Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company-B. Business Overview-Research and Development” and “-Intellectual Property”.

D Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Annual goodwill impairment assessment performed at Dec 31, 2023

At December 31, 2023, goodwill acquired through the business combination is allocated to the one CGU known as “Smart music learning business” and for impairment testing. We performed quantitative assessments for the CGU. The quantitative assessments resulted in on impairment as the recoverable amount of the CGU is higher than its carrying amount.

Annual goodwill impairment assessment performed at Dec 31, 2024

At December 31, 2024, goodwill acquired through the business combination is allocated to the one CGU known as “Smart music learning business” and for impairment testing. As the CGU will not in operation, in the opinion of the directors, full impairment provision was considered necessary for the Group’s goodwill allocated to the smart music learning business CGU as at December 31, 2024.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name*	Age	Position/Title
He Yu	51	Chief Executive Officer, Chairman of the Board and President
Lung Yu	60	Director
Yu Chen	51	Director
Xingping Zuo	59	Director
Peixian Tan	42	Director
Li Song	50	Independent Director
Jia Li	56	Independent Director
Li Li	43	Chief Financial Officer

*	Given name is placed first, followed by the family name.

Mr. He Yu is our founder and has served as our Chief Executive Officer since our inception and Chairman of the Board since January 2018. Mr. Yu has been serving as our President since November 2024. Mr. Yu currently serves as the deputy head of the Emerging Music Community Working Committee of the Chinese Musicians Association. Mr. Yu received his musical training at the Duisburg Conservatory of Music and an executive MBA degree from the Montpellier Business School in 2020.

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

B Compensation

For the year ended December 31, 2024, we paid an aggregate of RMB0.4 million (US$0.05 million) in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

On October 30, 2020, we also granted 101,666 restricted shares of our Class A ordinary shares to our former President, Li Sun, with an exercise price of $0.01 per share, which will expire on October 30, 2030.

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

D Employees

As of December 31, 2022, 2023 and 2024, we had 118, 108 and 59 full-time employees, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
	Number	% of Total
Operations	10	16.95%
Sales and marketing	9	15.25%
Research and development	20	33.90%
Management and administration	20	33.90%
Total	59	100.0%

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

The calculations in the table below are based on (i) 194,961,847 Class A ordinary shares and 8,281,098 Class B ordinary shares outstanding on an as-converted basis outstanding as of the date of this annual report.

As previously stated in “About this Annual Report”, all metrics that are presented as of a date in 2025, including references to price per ADS and a specific number of ADSs or stock options, reflect the Company’s new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:10).

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	% of Beneficial Ownership*	% of Aggregate Voting Power***
Directors and Executive Officers†:
He Yu(1)	-	5,914,297	2.91%	48.56%
Lung Yu(2)	-	2,366,801	1.16%	19.43%
Yu Chen	-	-	-	-
Xingping Zuo(3)	4,201,335	-	2.07%	0.69%
Peixian Tan(4)	*	-	*	*
Li Sun	-	-	-	-
Li Li	-	-	-	-
All Directors and Executive Officers as a Group	4,201,335	8,281,098	6.14%	68.68%
Principal Shareholders:
Aleatory Ltd (5)	-	4,793,620	2.36%	39.36%
Musence Limited(6)	4,201,335	-	2.07%	0.69%
Jianmin Jin(7)	4,528,969	-	2.23%	0.74%
Supertonic Limited(8)	-	1,867,801	0.92%	15.33%

Notes:

*	Less than 1%.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding as of the date of this annual report and (ii) the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to fifty votes per share and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is 25-1, Beijing Music Industry Park, Heizhuanghu Road, Chaoyang District, Beijing, People’s Republic of China.

(1)	Represents 4,793,620 Class B ordinary shares held by Aleatory Ltd., a British Virgin Islands company wholly owned by Mr. He Yu, and 1,120,677 Class B ordinary shares held by Capriccio Ltd., a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Aleatory Ltd. and Capriccio Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents 499,000 Class B ordinary shares directly held by Mr. Lung Yu and 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Ms. Tong Zuo. Mr. Xingping Zuo is the father of Ms. Tong Zuo and may be deemed as the beneficial owner of such shares. The registered address of Musence Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 98,548 Class A ordinary shares held by NBAMF HOLDING LIMITED, a British Virgin Islands company wholly owned by Mr. Peixian Tan. The registered address of NBAMF HOLDING LIMITED is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 4,793,620 Class B ordinary shares held by Aleatory Ltd., a British Virgin Islands company wholly owned by Mr. He Yu. The registered address of Lebon Holding Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Represents 4,201,335 Class A ordinary shares held by Musence Limited, a British Virgin Islands company wholly owned by Ms. Tong Zuo. Mr. Xingping Zuo is the father of Ms. Tong Zuo and may be deemed as the beneficial owner of such shares. The registered address of Musence Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)	Represents 2,282,428 Class A ordinary shares held by Huaqiang Capital Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, 747,118 Class A ordinary shares held by Huayin Culture Limited, a British Virgin Islands company wholly owned by Mr. Jianmin Jin, and 1,499,423 Class A ordinary shares held by Million Profit International Holdings Limited through Rich International Development Limited, a Hong Kong company wholly owned by Mr. Jianmin Jin. The registered address of Huaqiang Capital Limited, Huayin Culture Limited and Rich International Development Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Rich International Development Limited is 14/F, Chun Wo Commercial Centre, 25 Wing Wo Street, Central, Hong Kong.

(8)	Represents 1,867,801 Class B ordinary shares held by Supertonic Limited, a British Virgin Islands company wholly owned by Mr. Lung Yu. The registered address of Supertonic Limited is P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of April 30, 2025, a total of 35,984,329 Class A ordinary shares were held by one record holder in the United States, which represents approximately 17.7% of our total issued and outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

ITEM 9 THE OFFER AND LISTING

A Offering and Listing Details

Our ADSs, each representing ten of our Class A ordinary shares, have been listed on the New York Stock Exchange since January 12, 2021 under the symbol “KUKE.”

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

Voting Rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to a poll vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty votes on all matters subject to a poll vote at general meetings of the Company. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in the second amended and restated memorandum and articles of association. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded, and on a poll every shareholder shall have one vote for every Class A Ordinary Share and fifty votes for each Class B Ordinary Share of which he is the holder. A poll may be demanded by the chairman of such meeting or any shareholder present in person or proxy.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2024, we did not receive such reimbursement from the depositary.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D Material Modifications to the Rights of Security Holders

On September 20, 2024, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. As a consequence of the adoption of the new articles of association, (i) the voting rights of the Class B Ordinary Shares be amended from each Class B Ordinary Share being entitled to ten (10) votes on all matters to each Class B Ordinary Share being entitled to fifty (50) votes on all matters, subject to a vote at general meetings of the Company, and (ii) the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each.

As previously stated in “About this Annual Report”, all metrics that are presented as of a date in 2025, including references to price per ADS and a specific number of ADSs, RSUs or stock options, reflect the Company’s new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:10).

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

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2024. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that, as of December 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses in our internal control over financial reporting related to the lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules and the lack of sufficient controls in calculating the expected credit loss on financial assets.

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

We have implemented measures to improve accounting and financial reporting personnel with the requisite knowledge and experience in the application of IFRS and SEC rules material weakness and lack of sufficient controls in calculating the expected credit loss on financial assets, including (i) we plan to hire additional personnel with SEC reporting experience; (ii) we improved the financial reporting and consolidation process by incorporating IFRS adjustments and disclosure requirements into our periodic financial reporting and consolidation process; (iii) providing internal and external trainings to finance personnel through ongoing training and education in the accounting and reporting requirements under IFRS, and SEC rules and regulations; and (iv) forming a working group comprising of senior management to review and improve internal control procedures.

The implementation of the foregoing measures has not remediated our material weaknesses relating to our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of IFRS and SEC rules and lack of sufficient controls in calculating the expected credit loss on financial assets. Therefore, our management concluded that the above material weaknesses still existed as of December 31, 2024.

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Yu Certified Public Accountant for the year ended December 31, 2023 and Enrome LLP for the year ended December 31, 2024, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2024		2023
Audit fees(1)	RMB	2,374,589	RMB	2,484,965
Audit-related fees(2)		—	RMB	141,998

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Yu Certified Public Accountant and Enrome LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit. We have a written policy on the engagement of an external auditor.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of January 22, 2025, the Company dismissed YU CPA (the “Former Auditor”) as the Company’s independent registered public accounting firm. Effective as of January 22, 2025, the Company approved the engagement of Enrome LLP, an independent registered public accounting firm, as the Company’s independent registered public accounting firm. The decision to change independent registered public accounting firms was made after careful consideration by the Company and was approved by the audit committee of the Company’s board of directors.

The report of YU CPA on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

YU CPA did not audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2024.

During the two most recent fiscal years and the subsequent interim period through January 22, 2025, there have been no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between the Company and YU CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of YU CPA would have caused them to make reference thereto in their report on the Company’s consolidated financial statements, or (ii) reportable events, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided YU CPA with a copy of these disclosures and requested from YU CPA a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree. A copy of YU CPA’s letter dated January 22, 2025 is filed herewith as Exhibit 16.1.

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

ITEM 16J INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities, including by directors and other executive officers that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading compliance policy is filed as Exhibit 11.2 to this Annual Report.

ITEM 16K CYBERSECURITY

Risk Management and Strategy

As a data and technology driven company providing services, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data, in compliance with the necessary legislation and regulations in the jurisdictions in which we operate. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for year ended December 31, 2024 is filed as Exhibit 99.1 hereto.

ITEM 19 EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference Exhibit 3.1 of the report on Form 6-K (File No. 001-39859) filed with the SEC on September 24 2024)

2.1	Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-6 (File No. 333-251918),), as amended, initially filed with the SEC on March 13, 2025)

2.4	Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39859), as amended, initially filed with the SEC on May 16, 2023)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.3	English translation of the executed form of the Power of Attorney granted by shareholders of the VIEs and a schedule of all executed Power of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.4	English translation of the executed form of the Equity Interest Pledge Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020. (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.5	English translation of the executed form of the Exclusive Consulting Service Agreements between our WFOEs and the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.6	English translation of the executed form of the Exclusive Intellectual Property Rights Licensing Agreement between Kuke Future and Beijing Kuke Music dated February 26, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.7	English translation of the executed form of the Exclusive Option Agreements among our WFOEs, the VIEs and shareholders of the VIEs dated February 26, 2018 and February 28, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.8	English translation of the executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of the VIEs, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.9	English translation of the executed form of the Supplementary Agreement to the Contractual Arrangements among Kuke Future, Beijing Kuke Music and its shareholders dated February 13, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.10	Digital Distribution Agreement between Naxos Digital Services US, Inc. and Beijing Kuke Music Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.11	Shareholders’ Agreement among Naxos International (Far East) Limited, Beijing Cathay Orient Information Technology Company Limited (the predecessor of Beijing Kuke Music Co., Ltd.) and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.12	License Agreement between Naxos international (Far East) Limited and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.13	Digital Distribution Agreement between Naxos of America, Inc. and Naxos (Beijing) Culture & Communication Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.14	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

4.15	Option Agreement (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

8.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report on Form 20-F (File No. 001-39859), as amended, initially filed with the SEC on May 16, 2023)

10.1*	Securities purchase agreement with Streeterville Capital, LLC, dated July 2, 2024

10.2*	Securities purchase agreement, dated March 18, 2025

10.3*	Share Purchase Agreement with JoyMiracle Inc. and the shareholders of JoyMiracle Inc., dated March 20, 2025.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-251461), as amended, initially filed with the SEC on December 18, 2020)

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Enrome LLP

15.2*	Consent of Yu Certified Public Accountant

15.5	Letter from Yu Certified Public Accountant to the Securities and Exchange Commission, dated January 23, 2025 (incorporated by reference to Exhibit 16.1 to the report on Form 6-K (File No. 001-39859), filed with the SEC on January 23, 2025)

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39859), filed with the SEC on May 15, 2024)

99.1*	Audited consolidated financial statements of the Registrant for year ended December 31, 2024.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kuke Music Holding Limited

	By:	/s/ He Yu
	Name:	HE YU
Date: May 15, 2025	Title:	Chairman of the Board of Directors, President and Chief Executive Officer